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INDEX TO COMBINED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191191

Prospectus

$50,000,000

Boise Cascade Company

Exchange Offer for
6 3/8% Senior Notes due 2020

         Offer (the "Exchange Offer") for outstanding 6 3/8% senior notes due 2020, in the aggregate principal amount of $50,000,000 issued on August 15, 2013 (the "Outstanding Notes") in exchange for up to $50,000,000 in aggregate principal amount of 6 3/8% senior notes due 2020 which have been registered under the Securities Act of 1933, as amended (the "Exchange Notes").

Material Terms of the Exchange Offer:

  •
  Expires at 11:59 p.m., New York City time, on November 26, 2013, unless extended.

  •
  You may withdraw tendered Outstanding Notes any time before the expiration of the Exchange Offer.

  •
  Not subject to any condition other than that the Exchange Offer does not violate applicable law or any interpretation of the staff of the United States Securities and Exchange Commission (the "SEC").

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  We can amend or terminate the Exchange Offer.

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  We will not receive any proceeds from the Exchange Offer.

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  The exchange of Outstanding Notes for the Exchange Notes should not be a taxable exchange for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

Terms of the Exchange Notes:

  •
  The terms of the Exchange Notes are substantially identical to those of the Outstanding Notes, except the transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes do not apply to the Exchange Notes. The Outstanding Notes were issued as additional notes under the indenture governing the initial 6 3/8% senior notes due 2020 issued in October 22, 2012 (the "initial notes" and, collectively with the Outstanding Notes and the Exchange Notes, the "notes"). The initial notes have been exchanged for notes registered under the Securities Act of 1933, as amended. Once the Exchange Offer is completed, the Exchange Notes will trade fungibly with the initial notes.

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  The Exchange Notes and the related guarantees will be our general unsecured senior obligations, will rank (i) equal in right of payment with our and the guarantors' existing and future senior indebtedness, and (ii) senior in right of payment to our and the guarantors' existing and future subordinated indebtedness, and will be (A) effectively subordinated to our and our guarantors' secured indebtedness, including indebtedness under our senior secured revolving credit facility (the "Revolving Credit Facility"), to the extent of the value of the collateral securing such indebtedness and (B) structurally subordinated to the indebtedness of any subsidiaries that do not guarantee the Exchange Notes.

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  The Exchange Notes will mature on November 1, 2020. The Exchange Notes will bear interest semi-annually in cash in arrears on May 1 and November 1 of each year. No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of the exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes, and, if no interest has been paid, the Exchange Notes will accrue interest from May 1, 2013.

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  The Exchange Notes will be redeemable, in whole or in part, on the redemption dates and at the redemption prices specified under "Description of the Exchange Notes—Optional Redemption." At any time prior to November 1, 2015, we may redeem up to 35% of the Exchange Notes with the proceeds of one or more equity offerings at the redemption price set forth in this prospectus. At any time prior to May 1, 2014, we may redeem all of the Exchange Notes upon the occurrence of a change of control at a redemption price equal to 109% of their principal amount plus accrued and unpaid interest, if any, to the redemption date. If we sell certain of our assets or if we experience specific kinds of changes in control, we must offer to repurchase the Exchange Notes. See "Description of the Exchange Notes—Change of Control." In each case, we must also pay accrued and unpaid interest, if any, to the redemption date.

         For a discussion of the specific risks that you should consider before tendering your Outstanding Notes in the Exchange Offer, see "Risk Factors" beginning on page 26 of this prospectus.

         There is no established trading market for the Outstanding Notes.

         Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer who acquired Outstanding Notes as a result of market-making or other trading activities may use this Exchange Offer prospectus, as supplemented or amended from time to time, in connection with any resales of the Exchange Notes.

         Neither the SEC nor any state securities commission has approved or disapproved of the Exchange Notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2013

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). A broker-dealer who acquired Outstanding Notes as a result of market-making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with any resales of the Exchange Notes. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement, of which this prospectus forms a part, is declared effective and (ii) the date on which broker-dealers are no longer required to deliver a prospectus in connection with such market-making activities or other trading activities, we will make this prospectus available for use in connection with any such resale. See "Plan of Distribution."

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or an offer to sell any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 6 3/8% Senior Notes due 2020.

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CORPORATE BACKGROUND

        Boise Cascade Company, a Delaware corporation ("Boise Cascade"), was formed under the name Boise Cascade, L.L.C., a Delaware limited liability company. On February 4, 2013, Boise Cascade converted from a limited liability company into a Delaware corporation. On February 5, 2013, our registration statement on Form S-1 (File No. 333-184964) was declared effective for our initial public offering, and on February 6, 2013, our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "BCC." On March 28, 2013, the co-issuer of the initial notes, Boise Cascade Finance Corporation, a Delaware corporation and a former direct subsidiary of Boise Cascade ("Boise Finance"), was merged with and into Boise Cascade, with Boise Cascade as the surviving company (the "Boise Finance Merger").

        In this prospectus, unless the context requires otherwise, references to "we," "us" or "our" refer to Boise Cascade and its predecessor, Boise Cascade, L.L.C., together with its subsidiaries, which, prior to the consummation of the Boise Finance Merger, include Boise Finance. References to "the issuers," "an issuer," the "co-issuers" or "a co-issuer" refer to Boise Cascade and/or Boise Finance, as applicable, prior to consummation of the Boise Finance Merger and to Boise Cascade only, after consummation of the Boise Finance Merger.

 NON-GAAP FINANCIAL MEASURES

        We refer to the terms "EBITDA," "Adjusted EBITDA" and "adjusted net income (loss)" in various places in this prospectus. EBITDA and Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance and liquidity that are not required by or presented in accordance with generally accepted accounting principles in the United States ("GAAP"). We define "EBITDA" as income (loss) before interest (interest expense and interest income), income taxes, and depreciation and amortization. We define "Adjusted EBITDA" as EBITDA before the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets, as well as certain other unusual items, including gain on the repurchase of long-term debt and a litigation gain. We define adjusted net income (loss) as net income (loss) before certain unusual items.

        EBITDA is the primary measure used by our management to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA, Adjusted EBITDA, and adjusted net income (loss) are useful to investors because they provide a means to evaluate the operating performance of our segments and our Company on an ongoing basis using criteria that are used by our management and because they are frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA, Adjusted EBITDA and adjusted net income (loss) are meaningful measures because they present a transparent view of our recurring operating performance and allow management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, Adjusted EBITDA and adjusted net income (loss), however, are not measures of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA, Adjusted EBITDA and adjusted net income (loss) instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, change in fair value of interest rate swaps, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for these limitations by relying on our GAAP results. Our measures of EBITDA, Adjusted

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EBITDA and adjusted net income (loss) are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

        See "Prospectus Summary—Summary Historical Consolidated Financial Data" for a quantitative reconciliation of EBITDA to the most directly comparable GAAP financial performance measure, net income (loss), a reconciliation of Adjusted EBITDA to EBITDA and a reconciliation of adjusted net income (loss) to net income (loss). In addition, for a definition of segment income (loss) and a reconciliation of segment income (loss) to EBITDA for the twelve months ended June 30, 2013, see "Business—Wood Products" and "Business—Building Materials Distribution," as applicable.

 INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Third party industry publications include APA—The Engineered Wood Association's Third Quarter Engineered Wood Statistics (published in October 2013), Resource Information Systems Inc.'s ("RISI") 2012 Capacity Report (published in October 2013) (RISI's Capacity Report"), RISI's demand forecast for I-joists and laminated veneer lumber (October 2013), and the Home Improvement Research Institute's ("HIRI") Home Improvement Products Market Forecast (published in September 2013), as well as data published by the Blue Chip Economic Indicators as of October 2013, Random Lengths as of June 2013, IHS Global Insight as of October 2013 and the U.S. Census Bureau as of August 2013. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The information derived from the sources cited in this prospectus represents the most recently available data and, therefore, we believe such data remains reliable. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

 TRADEMARKS AND TRADE NAMES

        This prospectus includes trademarks, such as "Boise Cascade," which are protected under applicable intellectual property laws and are our or our subsidiaries' property. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus, including BOISE CASCADE® and the TREE-IN-A-CIRCLE® logo, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to participate in the Exchange Offer. You should carefully read the entire prospectus, including the sections entitled "Risk Factors" beginning on page 26, "Management Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. For a definition of segment income (loss) and a reconciliation of segment income (loss) to EBITDA for the twelve months ended June 30, 2013 ("LTM" or the "LTM period"), see "Business—Wood Products" and "—Building Material Distribution," as applicable.

 Our Company

        We are a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States and Canada. We believe we are one of the largest stocking wholesale distributors of building products in the United States. We are the second largest manufacturer of plywood in North America, according to RISI's Capacity Report ("RISI's Capacity Report"). We also believe we are the second largest manufacturer of laminated veener lumber ("LVL") and I-joists (together "engineered wood products" or "EWP") in North America. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of retail lumberyards, home improvement centers, leading wholesalers and industrial converters. We believe our large, vertically-integrated operations provide us with significant advantages over less integrated competitors and position us to optimally serve our customers. For the LTM period, we generated sales of $3,056.3 million, net income of $116.0 million, adjusted net income of $47.4 million and EBITDA of $117.6 million.

        We currently supply our customers through 51 strategically located facilities (consisting of 20 manufacturing facilities and 31 distribution facilities). In addition to the vertical integration between our manufacturing and distribution operations, our EWP manufacturing facilities are closely integrated with our nearby plywood operations, which allows us to optimize both production processes. Throughout the housing downturn, we have continued to make strategic capital investments to increase our manufacturing capacity and expand our building materials distribution network. We believe that our scale, closely integrated businesses and significant capital investments throughout the downturn provide us with substantial operating leverage to benefit from a recovery in the U.S. housing market.

        We operate our company through two primary segments: our Wood Products segment and our Building Materials Distribution segment. The charts below summarize the breakdown of our business for the LTM period.

(1)
Financial data for the LTM period presented in this prospectus is derived by adding financial data for the year ended December 31, 2012 to financial data for the six months ended June 30, 2013 and subtracting financial data for the six months ended June 30, 2012.

(2)
Segment percentages are calculated before intersegment eliminations.

(3)
Segment percentages exclude Corporate and Other segment expenses.

        Wood Products ($98.5 million, or 73%, of LTM EBITDA).    Our Wood Products segment is the second largest manufacturer of plywood in North America, according to RISI's Capacity Report. We also believe we are the second largest manufacturer of EWP in North America. We currently operate a highly integrated national network of 19 manufacturing facilities. Our wood products are used primarily in new residential construction, residential repair and remodeling projects and light commercial construction. We manufacture LVL, I-joists and laminated beams, which are high-grade, value-added structural products used in applications where additional strength and consistent quality are required. We also produce plywood, studs, particleboard and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our EWP manufacturing facilities are closely integrated with our nearby plywood operations to optimize our veneer utilization by enabling us to dedicate higher quality veneers to higher margin applications and lower quality veneers to plywood products, giving us an advantage over our less integrated competitors. For the LTM period, EWP, plywood and lumber accounted for 35%, 45% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. For the LTM period, approximately 39% of our Wood Products sales, including approximately 73% of our EWP sales, were to our Building Materials Distribution segment. For the LTM period, our Wood Products segment generated sales, income before interest and taxes and EBITDA of $1,039.9 million, $73.3 million and $98.5 million, respectively.

        Building Materials Distribution ($36.3 million, or 27%, of LTM EBITDA).    We believe we are one of the largest national stocking wholesale distributors of building materials in the United States. Our nationwide network of 31 strategically-located distribution facilities sells a broad line of building materials, including EWP, oriented strand board ("OSB"), plywood, lumber and general line items such as framing accessories, composite decking, roofing, siding and insulation. We also operate a truss manufacturing plant located in Maine. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, repair and remodeling projects and the construction of light industrial and commercial buildings. Except for EWP, we purchase most of these building materials from more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to smaller regional producers.

        We market our products primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters, which use our products to assemble windows, doors, agricultural bins and other value-added products used in industrial and repair and remodel applications. Unlike many of our competitors who focus primarily on a narrow range of products, we are a one-stop resource for our customers' building materials needs, which allows for more cost-efficient ordering, delivery and receiving. For the LTM period, our Building Materials Distribution segment generated sales, income before interest and taxes and EBITDA of $2,420.9 million, $27.4 million and $36.3 million, respectively.

Our Industry

        The building products manufacturing and distribution industry in North America is highly competitive, with a number of producers manufacturing and selling a broad range of products. Demand for our products is principally influenced by new residential construction, light commercial construction and repair and remodeling activity in the United States. Drivers of new residential construction, light commercial construction and repair and remodeling activity include new household formation, the age of the housing stock, availability of credit and other macroeconomic factors, such as GDP growth, population growth and migration, interest rates, employment and consumer sentiment. Purchasing decisions made by the customers who buy our wood products are generally based on price, quality and, particularly with respect to EWP, customer service and product support.

        From 2005 to 2011, total housing starts in the United States declined by more than 70%. According to the U.S. Census Bureau, total housing starts in the United States were 0.59 million in 2010, 0.61 million in 2011 and 0.78 million in 2012. While 2012 housing starts increased from 2011 levels, they remained significantly less than the 50-year average rate of 1.5 million. Prior to 2008, the housing market had not experienced a year with total housing starts below 1.0 million since the U.S. Census Bureau began its annual recordkeeping in 1959.

        As of October 2013, the Blue Chip Economic Indicators median consensus forecast of single- and multi-family housing starts in the U.S. was approximately 0.93 million units for 2013 and approximately 1.15 million units for 2014, which represent annual increases of 19% and 24%, respectively. We believe that over the long-term, there is considerable growth potential in the U.S. housing sector. As of October 2013, IHS Global Insight estimates that total U.S. single- and multi-family housing starts will average 1.47 million units per year from 2013 through 2022, levels that are in-line with the 50-year historical average.

        Our products are not only used in new residential construction, but also in residential repair and remodeling projects. Residential repair and remodeling spending increased significantly over the past 15 years. According to HIRI, total U.S. home improvement product sales increased 81.5% from $165 billion in 1996 to a peak of $300 billion in 2006. U.S. Repair and remodeling spending declined between 2006 and 2010 but posted modest growth thereafter, with total spending in 2012 equaling $278 billion. The overall age of the U.S. housing stock, increased focus on making homes more energy efficient, rising home prices and availability of consumer capital at low interest rates are expected to drive long-term growth in repair and remodeling expenditures. HIRI estimates that total U.S. sales of home maintenance, repair and improvement products will grow at a compounded annual rate of 5.8% from 2012 through 2017.

 Our Competitive Strengths

        We believe the following key competitive strengths have contributed to our success and will enable us to execute our growth strategy:

  Leadership Positions in Wood Products Manufacturing and Building Materials Distribution on a National Scale

        We believe we are one of the leading manufacturers in the North American wood products industry. According to RISI's Capacity Report, we are the second largest producer of plywood in North America and we are the largest producer of plywood in the Western United States. We also believe we are the second largest manufacturer of EWP in North America. From 2005 to 2012, we increased our sales of LVL and I-joists per North American housing start by 69% and 37%, respectively. We have positioned ourselves to take advantage of improving demand in our core markets by expanding our EWP and plywood capacity through capital investments in low-cost, internal veneer manufacturing.

        We believe we are one of the largest national stocking wholesale distributors of building materials in the United States and we believe we offer one of the broadest product lines in the industry. Measured on a sales-per-housing start basis, our Building Materials Distribution business has grown significantly from 2005 to 2012, with penetration increasing from $1,476 to $2,806, or approximately 90%, per U.S. housing start. Our national platform of 31 strategically-located distribution facilities supplies products to all major markets in the United States and provides us with significant scale and capacity relative to most of our competitors; however, certain of our competitors are larger than we are and may have greater scale and capacity than we do.

  Strongly Situated to Serve our Customers with Vertically-Integrated Manufacturing and Distribution Operations

        We believe that we are the only large-scale manufacturer of plywood and EWP in North America that is vertically-integrated from log procurement through distribution. The integration of our manufacturing and distribution operations allows us to make procurement, manufacturing, veneer merchandising and marketing decisions that reduce our manufacturing and supply chain costs and allow us to more effectively control quality and working capital. Furthermore, our vertically-integrated operations combined with our national distribution network significantly enhance our ability to assure product supply for our end customers. We believe our vertical integration was an important factor in our ability to increase market share during the recent housing downturn.

  Low-Cost Manufacturing and Distribution Footprint

        We believe that we have a highly competitive asset base across both of our operating segments, in part because we continued to strategically invest throughout the housing downturn. Our large-scale EWP production facilities are integrated with our nearby plywood operations to optimize our veneer utilization, which we believe helps position us as a competitive manufacturer in the growing EWP business. In the past three years, we completed a number of initiatives in our Wood Products segment that strengthened our asset base, substantially reduced our costs and enhanced our operating performance.

        We believe that our plywood facilities in Kettle Falls, Washington and Elgin, Oregon are among the lowest cost Douglas fir plywood facilities in North America. Additionally, in the active timberland markets in which we operate, our manufacturing facilities are clustered to enable us to efficiently utilize fiber resources and to shift production depending on demand. We believe we are the only manufacturer in the inland Pacific Northwest with the integrated primary and secondary facilities necessary to process all softwood species.

  Significant Capital Invested to Position us for Growth as the Housing Market Recovers

        Our operations are well-positioned to serve our customers and take advantage of the recovery that we believe is underway in the U.S. housing market. From 2005 to 2012, we invested approximately $300 million (excluding acquisitions) to upgrade and maintain our Wood Products facilities and opportunistically expand our Building Materials Distribution facilities. Since 2005, we have increased our covered warehouse space by over 65% and have more than doubled our outdoor storage acreage. We expect to make further capital investments in cost and operational improvements, primarily related to internal veneer production, which will further enhance our competitive position and allow us to capture growth opportunities. For the year ended December 31, 2012, we operated our EWP facilities at approximately 52% of LVL press capacity, providing us with substantial unused capacity. Additionally, we believe that our Building Materials Distribution facilities can support a considerable ramp-up in housing starts with no significant requirement for new capacity and will allow us to double our sales without increasing our existing footprint.

  Experienced Management Team

        Our senior management team has an average of approximately 30 years of experience in forest products manufacturing and building materials distribution with a track record of financial and operational excellence in both favorable and challenging market conditions.

Our Business Strategy

        We intend to capitalize on our strong market position in wood products manufacturing and building materials distribution to increase revenues and profits and maximize cash flow as the U.S. housing market recovers. We seek to achieve this objective by executing on the following strategies:

  Grow our Wood Products Segment Operations with a Focus on Expanding our Market Position in EWP

        We will continue to expand our market position in EWP by focusing on our large-scale manufacturing position, comprehensive customer service, design support capabilities and efficient distribution network. We have positioned ourselves to take advantage of expected increases in the demand for EWP per housing start by expanding our capacity through capital investments in low-cost, internal veneer manufacturing. We have also developed strategic relationships with third-party veneer suppliers to support additional EWP production as needed. Additionally, we have grown and intend to continue to grow our Wood Products business through strategic acquisitions, including the recently completed acquisition of the Southeast operations of Wood Resources LLC, as described in "—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood."

  Grow Market Share in our Building Materials Distribution Segment

        We intend to grow our Building Materials Distribution business in existing markets by adding products and services to better serve our customers. We also plan to opportunistically expand our Building Materials Distribution business into nearby geographies that we currently serve using off-site storage arrangements or longer truck routes. We will continue to grow our Building Materials Distribution business by opportunistically acquiring facilities, adding new products, opening new locations, relocating and expanding capacity at existing facilities and capturing local market share through our superior supply chain capabilities and customer service.

  Further Differentiate our Products and Services to Capture Market Share

        We seek to continue to differentiate ourselves from our competitors by providing a broad line of high-quality products and superior customer service. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital. Our national distribution platform, coupled with the manufacturing capabilities of our Wood Products segment, differentiates us from most of our competitors and is critical to servicing retail lumberyards, home improvement centers and industrial converters. Additionally, this system allows us to procure product more efficiently and to develop and maintain stronger relationships with our vendors. Because of these relationships and our national presence, many of our vendors have offered us favorable pricing and provide us with enhanced product introductions and ongoing marketing support.

  Continue to Improve our Competitiveness through Operational Excellence

        We use a disciplined cost management approach to maximize our competitiveness without sacrificing our ability to react to future growth opportunities. Additionally, we have made capital investments and process improvements in certain facilities, which have decreased our production costs and allowed us to produce lower-cost, higher-quality veneers. Beginning in 2009, we adopted a data-driven process improvement program to further strengthen our manufacturing operations. Because of the significant gains we continue to see from this program, we believe there are opportunities to apply similar techniques and methods to different functional areas (including sales and marketing) to realize efficiencies in those areas.

Recent Developments

  Financial Results for the Three and Nine Months Ended September 30, 2013

        On October 21, 2013, we announced our unaudited financial results as of and for the three and nine months ended September 30, 2013, as set forth below.

        These financial results should not be viewed as a substitute for full financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). In addition, these financial results as of and for the three and nine months ended September 30, 2013 are not necessarily indicative of the results to be achieved in any future period. Our consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2013 are not expected to be filed with the Securities and Exchange Commission ("SEC") until after this offering is completed.

        As reflected below, we reported improvements in total sales and EBITDA but a decrease in net income for the three months ended September 30, 2013 as compared to the comparable prior period. For the nine months ended September 30, 2013, we reported improvements in total sales, EBITDA and net income, but a decrease in adjusted net income as compared to the comparable prior period. Adjusted net income is defined as net income less the $68.7 million income tax benefit recorded in the first quarter of 2013 associated with recording net deferred tax assets upon our conversion from a limited liability company to a corporation. Note 1 to the table below reconciles net income to adjusted net income for the nine months ended September 30, 2013 and September 30, 2012.

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  We reported total sales of $878.0 million for the three months ended September 30, 2013 and $2,475.2 million for the nine months ended September 30, 2013 as compared with $764.6 million for the three months ended September 30, 2012 and $2,084.5 million for the nine months ended September 30, 2012. The increase in total sales for the three month comparative periods was due primarily to increases in sales volumes and prices in our Building Materials Distribution segment and increased EWP volumes and prices in our Wood Products segment. The increase in total sales for the nine month comparative periods was due primarily to increases in sales volumes and prices in our Building Materials Distribution segment and increased EWP and plywood volumes and prices in our Wood Products segment. Housing starts, which are a primary driver of our sales, increased for the three and nine months ended September 30, 2013 compared to the same periods in 2012.

  •
  We reported net income of $15.9 million for the three months ended September 30, 2013 and net income of $107.1 million and adjusted net income of $38.4 million for the nine months ended September 30, 2013 as compared with net income of $23.5 million for the three months ended September 30, 2012 and $40.2 million of net income and adjusted net income for the nine months ended September 30, 2012. The decrease in net income for the three months ended September 30, 2013, and in adjusted net income for the nine months ended September 30, 2013, as compared with the prior comparable periods was driven by the recording of entity-level federal and state income taxes upon our conversion from a limited liability company to a corporation in 2013.

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  We reported total company EBITDA of $39.5 million for the three months ended September 30, 2013 and $103.2 million for the nine months ended September 30, 2013 as compared with $36.8 million for the three months ended September 30, 2012 and $79.6 million for the nine months ended September 30, 2012.

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  In our Wood Products segment, we reported EBITDA of $24.6 million for the three months ended September 30, 2013 and $81.2 million for the nine months ended September 30, 2013 as compared with $28.6 million for the three months ended September 30, 2012 and $67.0 million for the nine months ended September 30, 2012. The decrease in EBITDA for the three month comparative periods was due primarily to higher wood fiber costs and lower plywood prices, offset partially by higher EWP and lumber sales prices. The increase in EBITDA for the comparative nine month periods was driven primarily by higher plywood, EWP, and lumber prices, as well as higher EWP and plywood sales volumes, offset partially by higher wood fiber costs.

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  In our Building Materials Distribution segment, we reported EBITDA of $20.1 million for the three months ended September 30, 2013 and $35.8 million for the nine months ended September 30, 2013 as compared to $12.6 million for the three months ended September 30, 2012 and $24.8 million for the nine months ended September 30, 2012. The EBITDA improvement for both comparative periods was driven primarily by higher gross margin dollars and positive expense leverage from higher sales.

  •
  At September 30, 2013, we had $25.0 million of borrowings outstanding on our $350.0 million revolving credit facility and our unused borrowing capacity on the facility, net of $10.2 million of letters of credit, was $274.7 million.

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2013	2012	2013
	(in millions)
Segment sales
Wood Products	$259.8	$283.2	$712.7	$832.8
Building Materials Distribution	605.2	721.5	1,637.2	1,984.1
Intersegment eliminations	(100.4)	(126.7)	(265.4)	(341.8)

Total sales	$764.6	$878.0	$2,084.5	$2,475.2
Net income	$23.5	$15.9	$40.2	$107.1
Adjusted net income(1)	$23.5	$15.9	$40.2	$38.4
Segment EBITDA(2)
Wood Products	$28.6	$24.6	$67.0	$81.2
Building Materials Distribution	12.6	20.1	24.8	35.8
Corporate and Other	(4.4)	(5.2)	(12.3)	(13.8)

Total EBITDA(3)	$36.8	$39.5	$79.6	$103.2
Total cash and cash equivalents	$224.4	$157.0	$224.4	$157.0
Total debt	$219.6	$326.7	$219.6	$326.7

(1)
First quarter 2013 includes $68.7 million of income tax benefit associated with recording net deferred tax assets upon our conversion from a limited liability company to a corporation. The following table reconciles net income to adjusted net income for the nine months ended September 30, 2013 and 2012. We believe adjusted net income is useful to investors because it presents a more transparent view of our recurring operating performance without the impact of this one-time deferred tax benefit.

	Nine Months Ended September 30
	2012	2013
	(in millions)
Net income (GAAP basis)	$40.2	$107.1
Impact of deferred tax benefit	—	(68.7)

Adjusted net income (non-GAAP basis)	$40.2	$38.4

(2)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

  Adjusted EBITDA is not shown for the periods presented in this "—Financial Results for the Three and Nine Months Ended September 30, 2013" because there were no unusual items applicable to such periods.

(3)
The following is a reconciliation of net income to EBITDA:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2013	2012	2013
	(in millions)
Net income	$23.5	$15.9	$40.2	$107.1
Interest, net	4.8	5.1	14.2	14.6
Income tax provision (benefit)	0.1	9.6	0.2	(44.7)
Depreciation and amortization	8.5	9.0	24.9	26.2

EBITDA	$36.8	$39.5	$79.6	$103.2

  Acquisition of Chester Wood Products and Moncure Plywood

        On September 30, 2013, we completed the acquisition of the Southeast operations of Wood Resources LLC for an aggregate purchase price of $102.0 million paid in cash (subject to a working capital adjustment). These operations consist of two plywood manufacturing facilities located in North Carolina and South Carolina. We acquired these operations through the acquisition of 100% of the equity interests of Chester Wood Products LLC and Moncure Plywood LLC. The acquired companies generated approximately $141 million of sales and approximately $24 million of EBITDA for the LTM period on a stand-alone, combined basis. Chester Wood Products, based in Chester, South Carolina, produces softwood plywood panels and veneer for a variety of end-use markets. The approximate annual plywood production capacity at the Chester facility is 320 million square feet. Moncure Plywood, based in Moncure, North Carolina, is a flexible specialty plywood mill that produces both hardwood and softwood panels. The approximate annual plywood production capacity at the Moncure facility is 150 million square feet. We believe the acquisition of these plywood facilities will significantly expand our access to plywood and veneer in the Southeastern U.S. to support increases in our EWP production as needed. These plywood manufacturing facilities benefit from close geographic proximity to good timber resources, which we believe will allow us to cost efficiently produce and sell plywood and veneer in this region. We financed the acquisition with $77.0 million of cash on hand and a $25.0 million draw under the Revolving Credit Facility. There can be no assurance that the acquisition will produce the anticipated benefits. See "Risk Factors—Risks Relating to Our Business—Our growth strategy includes pursuing strategic acquisitions. We may be unable to integrate efficiently acquired operations or complete successfully potential acquisitions." See "Unaudited Pro Forma Condensed Combined Financial Information" for pro forma financial statements giving effect to the acquisition of Chester Wood Products LLC and Moncure Plywood LLC.

        On October 1, 2013, Chester Wood Products LLC and Moncure Plywood LLC, entered into a supplemental indenture to the indenture governing the notes and became guarantors of the notes.

  Share Repurchase and Secondary Offering

        On July 30, 2013, we repurchased 3,864,062 shares of Boise Cascade common stock from Boise Cascade Holdings, L.L.C., our principal stockholder ("BC Holdings"), for $100.0 million. The share repurchase closed concurrently with the closing of an underwritten public secondary offering in which BC Holdings sold 10,000,000 shares of Boise Cascade common stock. The per share price we paid in the share repurchase equaled the net per share price paid by the underwriters in the secondary offering. Boise Cascade did not receive any proceeds from the sale of common stock. We funded the share repurchase from cash on hand. See "Certain Relationships and Related Party Transactions—Share Repurchase and Secondary Offering."

  Amendment to Revolving Credit Facility

        On August 15, 2013, we entered into an amendment to the credit agreement governing our Revolving Credit Facility to, among other things, increase the aggregate commitments under the Revolving Credit Facility to $350.0 million from $300.0 million, extend the maturity date of the Revolving Credit Facility to July 31, 2018, reduce the spread for calculating interest rates payable on outstanding borrowings, and gain additional flexibility under certain covenants contained within the Revolving Credit Facility. See "Description of Revolving Credit Facility."

Corporate Structure

        The following chart reflects certain relevant aspects of our corporate structure and principal indebtedness as of June 30, 2013, after giving effect to the issuance of the Outstanding Notes, the share repurchase, the secondary offering and the acquisition of Chester Wood Products LLC and Moncure Plywood LLC as described under "—Recent Developments—Share Repurchase and Secondary Offering" and "—Acquisition of Chester Wood Products and Moncure Plywood":

(1)
BC Holdings is controlled by Forest Products Holdings, L.L.C. ("FPH"), which is controlled by an investment fund managed by Madison Dearborn Partners, LLC ("Madison Dearborn").

(2)
At June 30, 2013, we did not have any outstanding borrowings under the Revolving Credit Facility other than outstanding letters of credit of approximately $9.3 million, which reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount. As discussed in "—Recent Developments—Amendment to Revolving Credit Facility," we amended our Revolving Credit Facility to, among other things, increase the lending commitments thereunder from $300.0 million to $350.0 million. On September 30, 2013, we borrowed $25.0 million under the Revolving Credit Facility to partially fund our acquisition of Chester Wood Products and Moncure Plywood as described in "—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood."

(3)
The notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under the Revolving Credit Facility. For both the six months ended June 30, 2013 and the year ended December 31, 2012, after giving pro forma effect to (i) the repurchase of 3,864,062 shares of Boise Cascade common stock from BC Holdings, (ii) the issuance of the Outstanding Notes and (iii) the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as if such transactions had occurred on January 1, 2012), the issuer and the guarantors would have represented 99.6% of our consolidated net revenue after elimination of intercompany sales. As of June 30, 2013, after giving pro forma effect to the transactions described in the prior sentence (as if such transactions had occurred on June 30, 2013), the issuer and the guarantors would have represented 98.6% of our consolidated total assets and 99.7% of our consolidated total liabilities, after elimination of intercompany balances. The consolidated financial statements of Boise Cascade included elsewhere in this prospectus include a footnote setting forth consolidating financial information for Boise Cascade, the guarantors and the non-guarantor subsidiaries for each of these periods. See Note 18, "Consolidating Guarantor and Nonguarantor Financial Information," to our audited consolidated financial statements, Note 14, "Consolidating Guarantor and Nonguarantor Financial Information," to our unaudited consolidated financial statements and "Unaudited Pro Forma Condensed Combined Financial Information," each of which is included elsewhere in this prospectus.

(4)
This chart does not reflect certain foreign indirect subsidiaries of Boise Cascade Wood Products, L.L.C. that conduct operations or own assets in Canada, Chile and the United Kingdom. None of these subsidiaries guarantees the notes.

Corporate Information

        We were formed under the name Boise Cascade, L.L.C., a Delaware limited liability company, in October 2004 in connection with our acquisition of OfficeMax's forest products and paper assets. On February 4, 2013, we converted from a limited liability company into a Delaware corporation and became Boise Cascade Company. We completed our initial public offering on February 11, 2013 and our common stock is traded on the NYSE under the symbol "BCC."

        Our principal executive offices are located at 1111 West Jefferson Street, Suite 300, Boise, Idaho 83702. Our telephone number at that location is (208) 384-6161. Our website address is www.bc.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Madison Dearborn

        BC Holdings is controlled by FPH, an entity controlled by an investment fund managed by Madison Dearborn. Madison Dearborn, based in Chicago, is an experienced private equity investment firm that has raised over $18 billion of capital. Since its formation in 1992, Madison Dearborn's investment funds have invested in approximately 125 companies across a broad spectrum of industries, including basic industries; business and government services; consumer; financial services; healthcare; and telecom, media and technology services. Madison Dearborn's objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn seeks to partner with outstanding management teams that have a solid understanding of their businesses as well as track records of building stockholder value. As of October 21, 2013, BC Holdings beneficially owned 40.2% of our common stock.

Summary of the Exchange Offer

        The summary below describes the principal terms of the Exchange Offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Exchange Offer" section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Offer.

Initial Offering of Outstanding Notes	On August 15, 2013, we sold, through a private placement exempt from the registration requirements of the Securities Act, $50,000,000 of our 6 3/8% senior notes due 2020 (the "Outstanding Notes"), all of which are eligible to be exchanged for Exchange Notes.

The Outstanding Notes were issued as additional notes under the indenture governing our 6 3/8% senior notes due 2020. We originally issued $250,000,000 principal aggregate amount of the notes in October 22, 2012 (the "initial notes"). The initial notes have been exchanged for notes registered under the Securities Act. When this Exchange Offer is completed and the Outstanding Notes are exchanged for the Exchange Notes, they will trade fungibly with the initial notes and will be treated as a single class with the initial notes.

Registration Rights Agreement

Simultaneously with the initial offering of the Outstanding Notes, we entered into a registration rights agreement with the initial purchasers of the Outstanding Notes (the "Registration Rights Agreement"). Under the Registration Rights Agreement, we are required to file a registration statement with the SEC for substantially identical debt securities (and related guarantees), which will be issued in exchange for the Outstanding Notes. You may exchange your Outstanding Notes for Exchange Notes in this Exchange Offer. You should read the discussion under the headings "—Summary of Terms of the Exchange Notes," "Exchange Offer" and "Description of the Exchange Notes" for further information regarding the Exchange Notes.

Exchange Notes Offered	$50,000,000 aggregate principal amount of 6 3/8% senior notes due 2020.
Exchange Offer

We are offering to exchange the Outstanding Notes for a like principal amount at maturity of the Exchange Notes. Outstanding Notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Offer is being made pursuant to the Registration Rights Agreement which grants the initial purchasers and any subsequent holders of the Outstanding Notes certain exchange and registration rights. This Exchange Offer is intended to satisfy those exchange and registration rights with respect to the Outstanding Notes. After the Exchange Offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Outstanding Notes.

Expiration Date; Withdrawal of Tender

The Exchange Offer will expire at 11:59 p.m., New York City time, on November 26, 2013, or a later time if we choose to extend the Exchange Offer in our sole and absolute discretion. You may withdraw your tender of Outstanding Notes at any time prior to the expiration date. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. Any Outstanding Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the Exchange Offer.

Broker-Dealer

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Outstanding Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the Exchange Offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the Exchange Offer.

Prospectus Recipients	We mailed this prospectus and the related Exchange Offer documents to registered holders of the Outstanding Notes as of October 28, 2013.
Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Outstanding Notes is subject to certain customary conditions, including our determination that the Exchange Offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests	The Outstanding Notes were issued as global securities and were deposited upon issuance with U.S. Bank National Association, as custodian for The Depository Trust Company ("DTC").

Beneficial interests in the Outstanding Notes, which are held by direct or indirect participants in DTC, are shown on, and transfers of the Outstanding Notes can only be made through, records maintained in book-entry form by DTC.

You may tender your Outstanding Notes by instructing your broker or bank where you keep the Outstanding Notes to tender them for you. In some cases you may be asked to submit the letter of transmittal that may accompany this prospectus. By tendering your Outstanding Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under "Exchange Offer." Your Outstanding Notes must be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

In order for your tender of Outstanding Notes for Exchange Notes in the Exchange Offer to be considered valid, you must transmit to the exchange agent on or before 11:59 p.m., New York City time on the expiration date either:

•

an original or facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your Outstanding Notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•

if the Outstanding Notes you own are held of record by DTC, in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC ("ATOP"), in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the Exchange Offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, you must deliver, to the exchange agent on or before 11:59 p.m., New York City time on the expiration date, a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC if you are effecting delivery via book-entry transfer.

Special Procedures for Beneficial Holders

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or Outstanding Notes in the Exchange Offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf.

United States Federal Income Tax Considerations

The Exchange Offer should not result in any income, gain or loss to the holders of Outstanding Notes for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.
Exchange Agent	U.S. Bank National Association is serving as the exchange agent for the Exchange Offer.
Shelf Registration Statement	In limited circumstances, holders of Outstanding Notes may require us to register their Outstanding Notes under a shelf registration statement.

Consequences of Not Exchanging Outstanding Notes

        If you do not exchange your Outstanding Notes in the Exchange Offer, your Outstanding Notes will continue to be subject to the restrictions on transfer currently applicable to the Outstanding Notes and will not trade fungibly with the initial notes or be treated as a single class with the initial notes. In general, you may offer or sell your Outstanding Notes only:

  •
  if they are registered under the Securities Act and applicable state securities laws;

  •
  if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

  •
  if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        We do not currently intend to register the Outstanding Notes under the Securities Act. Under some circumstances, however, holders of the Outstanding Notes, including holders who are not permitted to participate in the Exchange Offer or who may not freely resell Exchange Notes received in the Exchange Offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Outstanding Notes by these holders. For more information regarding the consequences of not tendering your Outstanding Notes and our obligation to file a shelf registration statement, see "Exchange Offer—Consequences of Failure to Exchange" and "—Shelf Registration."

Summary of Terms of the Exchange Notes

Issuer	Boise Cascade Company.
Securities	$50,000,000 aggregate principal amount of 6 3/8% senior notes due 2020.

The Outstanding Notes were issued as additional notes under the indenture governing the initial notes. The initial notes have been exchanged for notes registered under the Securities Act. When this Exchange Offer is completed and the Outstanding Notes are exchanged for the Exchange Notes, they will trade fungibly with the initial notes and will be treated as a single class with the initial notes.

Maturity	The Exchange Notes will mature on November 1, 2020.
Interest Rate	The Exchange Notes will bear interest at 6 3/8% per annum, payable semi-annually in cash in arrears on May 1 and November 1, commencing November 1, 2013.
Interest Payment Dates

No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of the exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes, and, if no interest has been paid, the Exchange Notes will accrue interest since May 1, 2013.

Accordingly, the holders of Outstanding Notes that are accepted for exchange will not receive accrued but unpaid interest on such Outstanding Notes at the time of tender. Rather, that interest will be payable on the Exchange Notes delivered in exchange for the Outstanding Notes on the first interest payment date after the expiration date of the Exchange Offer.

Ranking	The Exchange Notes and the related guarantees will be our general unsecured senior obligations and will:
• rank senior in right of payment to our existing and future indebtedness and other obligations that expressly provide for their subordination to the notes and the guarantees;
• rank equally in right of payment with all of our existing and future senior indebtedness; and
• be effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Guarantees

The Exchange Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under the Revolving Credit Facility. As of the date of this prospectus, all of our domestic Restricted Subsidiaries (as defined in the indenture governing the notes), guarantee the Outstanding Notes.

For both the six months ended June 30, 2013 and the year ended December 31, 2012 after giving pro forma effect to (i) the repurchase of 3,864,062 shares of Boise Cascade common stock from BC Holdings, (ii) the issuance of the Outstanding Notes and (iii) the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as if such transactions had occurred on January 1, 2012), the issuer and the guarantors would have represented 99.6% of consolidated net revenue after elimination of intercompany sales. As of June 30, 2013, after giving pro forma effect to the transactions described in the prior sentence (as if such transactions had occurred on June 30, 2013), the issuer and the guarantors would have represented 98.6% of consolidated total assets and 99.7% of our consolidated total liabilities, after elimination of intercompany balances. For additional information regarding the consolidating financial information for Boise Cascade, the guarantors and the nonguarantors for each of the periods presented, see Note 18, "Consolidating Guarantor and Nonguarantor Financial Information," to our audited consolidated financial statements and Note 14, "Consolidating Guarantor and Nonguarantor Financial Information," to our unaudited consolidated financial statements and "Unaudited Pro Forma Condensed Combined Financial Information," each of which is included elsewhere in this prospectus.

BC Holdings was a guarantor of the initial notes. In accordance with the indenture governing the notes, BC Holdings' guarantee of the initial notes was automatically released on February 6, 2013 in connection with the registration of Boise Cascade common stock under the Exchange Act and the listing of such stock on the New York Stock Exchange. As a result, BC Holdings is no longer a guarantor of the notes and will not guarantee the Exchange Notes.

On October 1, 2013, Chester Wood Products LLC and Moncure Plywood LLC, entered into a supplemental indenture to the indenture governing the notes and became guarantors of the notes.

Optional Redemption

On or after November 1, 2015, we may redeem some or all of the Exchange Notes at any time at the redemption prices described in the section "Description of the Exchange Notes—Optional Redemption," plus accrued and unpaid interest to the redemption date. We may also redeem some or all of the Exchange Notes before November 1, 2015 at a redemption price of 100% of the principal amount plus accrued and unpaid interest to the redemption date, plus an applicable premium. In addition, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes before November 1, 2015 with the proceeds of certain equity offerings at a redemption price of 106.375% of the principal amount plus accrued and unpaid interest to the redemption date. At any time prior to May 1, 2014 we may redeem all of the Exchange Notes upon the occurrence of a change of control at a redemption price equal to 109% of the principal amount of the Exchange Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date. See "Description of the Exchange Notes—Optional Redemption."

Mandatory Offer to Repurchase; Change of Control and Asset Sales

If a change of control occurs, we must give holders of the Exchange Notes an opportunity to sell the Exchange Notes at a purchase price of 101% of the principal amount of such Exchange Notes, plus accrued and unpaid interest, to the date of repurchase. The term "change of control" is defined under "Description of the Exchange Notes—Certain Definitions."

If we or any of our restricted subsidiaries sell assets under certain circumstances, we will be required to make an offer to purchase the Exchange Notes at their face amount, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Exchange Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock."

Certain Indenture Provisions

The indenture under which the Outstanding Notes were issued will govern the Exchange Notes. The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

• incur additional debt;
• declare or pay dividends, redeem stock or make other distributions to stockholders;
• make investments;
• create liens or use assets as security in other transactions;

• merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;
• enter into transactions with affiliates; and
• sell or transfer certain assets.

If the notes are rated investment grade by the credit rating agencies, we and our restricted subsidiaries will no longer be subject to certain of these covenants and will become subject to certain other limitations. These covenants are subject to a number of important qualifications and limitations. See "Description of the Exchange Notes—Certain Covenants—Covenant Termination" and "—Investment Grade Covenants."

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.
Absence of an Established Market for the Exchange Notes

Once the Exchange Offer is completed, the Exchange Notes will trade fungibly with the initial notes, all of which have been exchanged for notes registered under the Securities Act. We cannot, however, assure you that a liquid market for the Exchange Notes will be developed or maintained or regarding your ability to sell the Exchange Notes or the price at which you would be able to sell the Exchange Notes.

Risk Factors

        You should consider carefully all of the information included in this prospectus and, in particular, the information under the heading "Risk Factors" beginning on page 26 prior to deciding to tender your Outstanding Notes in the Exchange Offer.

Summary Historical Consolidated Financial Data

        The following tables set forth our summary consolidated historical financial data. You should read the information set forth below in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Information" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for each of the years ended December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the six month periods ended June 30, 2012 and 2013 and the balance sheet data as of June 30, 2013 set forth below are derived from our unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. See "Index to Consolidated Financial Statements." Operating results for the six-month periods are not necessarily indicative of results for a full financial year, or any other periods.

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(in thousands, except ratio)
Statements of Operations Data
Sales	$2,240,591	$2,248,088	$2,779,062	$1,319,886	$1,597,173
Costs and expenses(1)	2,253,753	2,275,134	2,715,931	1,293,492	1,550,316

Income (loss) from operations	(13,162)	(27,046)	63,131	26,394	46,857
Foreign exchange gain (loss)	352	(497)	37	(103)	(371)
Gain on repurchase of long-term debt(2)	28	—	—	—	—
Interest expense	(21,005)	(18,987)	(21,757)	(9,631)	(9,672)
Interest income	790	407	392	194	124

	(19,835)	(19,077)	(21,328)	(9,540)	(9,919)

Income (loss) before income taxes	(32,997)	(46,123)	41,803	16,854	36,938
Income tax (provision) benefit(3)	(300)	(240)	(307)	(139)	54,310

Net income (loss)	$(33,297)	$(46,363)	$41,496	$16,715	$91,248

Other Financial Data
Depreciation and amortization	$34,899	$37,022	$33,407	$16,457	$17,243
Capital expenditures(4)	35,751	39,319	29,741	13,307	14,042
EBITDA(5)	22,117	9,479	96,575	42,748	63,729
Adjusted EBITDA(5)	17,476	9,479	96,575	42,748	63,729
Adjusted net income (loss)(6)	(37,938)	(46,363)	41,496	16,715	22,582
Ratio of earnings to fixed charges(7)	—	—	2.51x	2.31x	3.92x

	June 30, 2013
	Actual	Pro Forma(8)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$232,667	$106,392
Total current assets	845,385	733,006
Property and equipment, net	261,309	346,270
Total assets	1,194,615	1,178,444
Total long-term debt	250,000	326,750
Total stockholders' equity	461,962	361,962

(1)
In 2010, costs and expenses include $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing. In 2011, costs and expenses include $3.8 million of expense related to the closure of a laminated beam plant and noncash asset write-downs.

(2)
Represents gain on the repurchase of $8.6 million of our senior subordinated notes in 2010.

(3)
The six months ended June 30, 2013 includes a $68.7 million income tax benefit associated with the recording of net deferred tax assets upon our conversion to a corporation.

(4)
2011 includes $5.8 million of cash paid for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho. The year ended December 31, 2012 and the six months ended June 30, 2012 include $2.4 million for the acquisition of a sawmill in Arden, Washington.

(5)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA is defined as EBITDA before certain other unusual items, including gain on the repurchase of long-term debt and a litigation gain.

  The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(in millions)
Net income (loss)	$(33.3)	$(46.4)	$41.5	$16.7	$91.2
Interest expense	21.0	19.0	21.8	9.6	9.7
Interest income	(0.8)	(0.4)	(0.4)	(0.2)	(0.1)
Income tax provision (benefit)(a)	0.3	0.2	0.3	0.1	(54.3)
Depreciation and amortization	34.9	37.0	33.4	16.5	17.2

EBITDA	$22.1	$9.5	$96.6	$42.7	$63.7
Gain on repurchase of long-term debt(b)	(0.0)	—	—	—	—
Litigation gain(c)	(4.6)	—	—	—	—

Adjusted EBITDA	$17.5	$9.5	$96.6	$42.7	$63.7

(a)
See Note (3) above.

(b)
See Note (2) above.

(c)
See Note (1) above.
(6)
Adjusted net income (loss) is defined as net income (loss) before certain unusual items. We believe adjusted net income (loss) is useful to investors because it provides a more meaningful means to evaluate our operating performance. Adjusted net income (loss), however, is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP. Our measure of adjusted net income (loss) is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of net income (loss) to adjusted net income (loss):

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(in millions)
Net income (loss)	$(33.3)	$(46.4)	$41.5	$16.7	$91.2
Impact of deferred tax benefit(a)	—	—	—	—	(68.7)
Gain on repurchase of long-term debt(b)	(0.0)	—	—	—	—
Litigation gain(c)	(4.6)	—	—	—	—

Adjusted net income (loss)	$(37.9)	$(46.4)	$41.5	$16.7	$22.6

(a)
See Note (3) above.

(b)
See Note (2) above.

(c)
See Note (1) above.
(7)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, the amortization of capitalized expenses related to indebtedness and estimated interest within rental expense. Earnings were insufficient to cover fixed charges for the years ended December 31, 2010 and 2011 by $33.0 million and $46.1 million, respectively.

(8)
The pro forma balance sheet data as of June 30, 2013 gives effect to the repurchase for cash of shares of Boise Cascade common stock from BC Holdings on July 30, 2013 for approximately $100.0 million as described in "—Recent Developments—Share Repurchase and Secondary Offering," the issuance of the Outstanding Notes (including the debt issue premium but excluding the receipt of accrued interest on such notes from May 1, 2013), and the acquisition of Chester Wood Products LLC and Moncure Plywood LLC as described in "—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood," as if such transactions were completed on June 30, 2013. See "Unaudited Pro Forma Condensed Combined Financial Information" for pro forma financial statements giving effect to the acquisition of Chester Wood Products LLC and Moncure Plywood LLC.

RISK FACTORS

        Investing in the notes and participating in the Exchange Offer are subject to a number of important risks and uncertainties, some of which are described below. Any of the following risks could materially and adversely affect our business, cash flows, financial condition or results of operations. In such a case, you may lose all or part of your investment in the notes.

        You should carefully consider the following factors in addition to the other information included in this prospectus before deciding to invest in the notes or to participate in the Exchange Offer.

Risks Relating to the Exchange Offer

Because there is no public market for the Exchange Notes, you may not be able to resell your notes.

        The Exchange Notes will be registered under the Securities Act and will constitute a single issue of securities with the initial notes, which have been exchanged for notes registered under the Securities Act. Notwithstanding the foregoing, there can be no assurance as to:

  •
  the maintenance or liquidity of any trading market that may develop;

  •
  the ability of holders to sell their Exchange Notes; or

  •
  the price at which the holders would be able to sell their Exchange Notes.

        If a trading market were to develop or be maintained, the Exchange Notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

        We offered the Outstanding Notes in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the Outstanding Notes may be transferred or resold only in a transaction registered under or exempt from the Securities Act and applicable state securities laws. We are conducting the Exchange Offer pursuant to an effective registration statement, whereby we are offering to exchange the Outstanding Notes for substantially identical notes that you will be able to trade without registration under the Securities Act provided you are not one of our affiliates. We cannot assure you that the Exchange Offer will be conducted in a timely fashion. Moreover, we cannot assure you that an active or liquid trading market for the Exchange Notes will develop or be maintained. For more information, see "Exchange Offer."

You must comply with the Exchange Offer procedures in order to receive new, freely tradable Exchange Notes.

        Delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only in compliance with the procedures set forth in "Exchange Offer—Procedures for Tendering Outstanding Notes." We are not required to notify you of defects or irregularities in tenders of Outstanding Notes for exchange. Exchange Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the Exchange Offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the Exchange Offer, certain registration and other rights under the Registration Rights Agreement will terminate. See "Exchange Offer—Procedures for Tendering Outstanding Notes" and "Exchange Offer—Consequences of Failure to Exchange."

Holders of Outstanding Notes who fail to exchange their Outstanding Notes in the Exchange Offer will continue to be subject to restrictions on transfer.

        If you do not exchange your Outstanding Notes for Exchange Notes in the Exchange Offer, you will continue to be subject to the restrictions on transfer applicable to the Outstanding Notes. The restrictions on transfer of your Outstanding Notes arise because we issued the Outstanding Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Outstanding Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Outstanding Notes that are not exchanged pursuant to the Exchange Offer under the Securities Act. In addition, the initial notes were exchanged for notes registered under the Securities Act and when this Exchange Offer is completed and the Outstanding Notes are exchanged for the Exchange Notes, they will trade fungibly with the initial notes and will be treated as a single class with the initial notes. If you do not exchange the Outstanding Notes for Exchange Notes in the Exchange Offer, your Outstanding Notes will continue to trade separately from the Exchange Notes and the initial notes. For further information regarding the consequences of tendering your Outstanding Notes in the Exchange Offer, see the discussion herein under the caption "Exchange Offer—Consequences of Failure to Exchange."

Some holders who exchange their Outstanding Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Outstanding Notes in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Relating to the Notes

Our substantial level of debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        As of June 30, 2013, after giving pro forma effect to the amendment to the Revolving Credit Facility (as described in "Prospectus Summary—Recent Developments—Amendment to Revolving Credit Facility"), the issuance of the Outstanding Notes, and the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as described in "Prospectus Supplement—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood"), we would have had approximately $325.0 million of total debt outstanding and up to $296.7 million of additional secured borrowing capacity under the Revolving Credit Facility, net of approximately $10.2 million of outstanding letters of credit and the limitations of the borrowing base set forth therein. We may also incur additional indebtedness in the future. Our high level of debt could have important consequences to the holders of the notes, including the following:

  •
  making it more difficult for us to satisfy our obligations with respect to the notes and their other debt;

  •
  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

  •
  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

  •
  placing us at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing our cost of borrowing.

        Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Despite our high level of indebtedness, we will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

        We may be able to incur substantial additional debt in the future. After giving effect to the issuance of the Outstanding Notes, the amendment to the Revolving Credit Facility (as described in "Prospectus Summary—Recent Developments—Amendment to Revolving Credit Facility"), and the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as described in "Prospectus Supplement—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood"), we would have had up to $314.8 million available for borrowing under the Revolving Credit Facility net of $10.2 million of outstanding letters of credit on a pro forma basis and subject to the borrowing base formula based on levels of eligible receivables and inventory. Although the indenture governing the notes and the Revolving Credit Facility contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. In addition, the indenture governing the notes and the Revolving Credit Facility will not prevent us from incurring other obligations that do not constitute indebtedness under those agreements. If new debt is added to our existing debt levels, the risks associated with our substantial indebtedness described above, including our possible inability to service our debt, will increase.

The Revolving Credit Facility and the indenture governing the notes impose significant operating and financial restrictions on our company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

        The Revolving Credit Facility and the indenture governing the notes impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

  •
  incur additional indebtedness or enter into sale and leaseback financings;

  •
  pay certain dividends or make certain distributions on our capital stock or repurchase or redeem our capital stock;

  •
  make certain capital expenditures;

  •
  make certain loans, investments or other restricted payments;

  •
  place restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  engage in transactions with stockholders or affiliates;

  •
  sell certain assets or engage in mergers, acquisitions and other business combinations;

  •
  amend or otherwise alter the terms of our indebtedness;

  •
  guarantee indebtedness or incur other contingent obligations; and

  •
  create liens.

        The Revolving Credit Facility also provides that if an event of default occurs or excess availability thereunder drops beneath a threshold amount equal to 10% of the aggregate commitments thereunder or $35 million (and until such time as excess availability for two consecutive fiscal months exceeds that threshold amount and no event of default has occurred and is continuing), we will be required to maintain a monthly minimum fixed charge coverage ratio of 1.0:1.0, determined on a trailing twelve-month basis. Our ability to comply with this covenant is dependent on our future performance, which will be subject to many factors, some of which are beyond our control.

        As a result of these covenants and restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or noteholders and/or amend any of these covenants.

        If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate their commitments thereunder and cause all amounts outstanding with respect to such indebtedness to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments, including the notes. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we defaulted on secured indebtedness and we were unable to repay, refinance or restructure that indebtedness, the holders of that debt could proceed against the collateral securing that indebtedness. If we are not able to refinance debt that has been accelerated, we may be forced into bankruptcy or liquidation, and we may not be able to repay our obligations under the notes in such an event.

Boise Cascade is a holding company, and therefore its ability to repay its indebtedness, including the notes, is dependent on the cash flow generated by its subsidiaries and their ability to make distributions to Boise Cascade.

        Boise Cascade is a holding company with no significant operations or material assets other than the capital stock of its subsidiaries. As a result, its ability to repay its indebtedness, including the notes, is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to Boise Cascade, by dividend, debt repayment or otherwise. The requirement of the subsidiaries to make these payments may be rendered unenforceable for the reasons described herein and will be subject to, among other things, applicable state laws.

We may be unable to service our indebtedness, including the notes.

        Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the notes, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

The notes are structurally subordinated to all liabilities of our subsidiaries that are not guarantors of the notes and will be effectively subordinated to our secured indebtedness.

        The notes are our general unsecured senior obligations and rank equally in right of payment to any of our future senior indebtedness. They are effectively subordinated to any of our existing or future secured indebtedness (including the Revolving Credit Facility), to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all of the existing and future indebtedness of our foreign subsidiaries. As a result, you will not have any claim as a creditor against any of these subsidiaries or any future subsidiaries that are not guarantors of the notes. The indenture governing the notes, subject to some limitations, permits these entities to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these entities. Debt and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries.

Because each guarantor's liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

        You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor's liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully below, a court under federal or state fraudulent conveyance and transfer statutes could avoid the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under "Description of the Exchange Notes—Guarantees."

Boise Cascade may be unable to purchase the notes upon a change of control, and the change of control provision in the indenture may not afford you certain protections against certain corporate events.

        Upon the occurrence of specified kinds of change of control events, Boise Cascade will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes. If Boise Cascade is required to repurchase the notes, we would probably require third party financing. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all.

        One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. However, the phrase "all or substantially all" will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of "all or substantially all" of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all of a portion of the notes held by such holder may be impaired. See "Description of the Exchange Notes—Change of Control."

        The change of control provision contained in the indenture governing the notes may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving Boise Cascade that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a "change of control" as defined in the indenture. Except as described under "Description of the Exchange Notes—Change of Control," the indenture does not contain provisions that require Boise Cascade to offer to repurchase or redeem the notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.

        The events that constitute a change of control are also events of default under the Revolving Credit Facility. These events permit the lenders under the Revolving Credit Facility to accelerate the indebtedness outstanding thereunder. If Boise Cascade is required to repurchase the notes pursuant to a change of control offer and repay certain amounts outstanding under the Revolving Credit Facility if such indebtedness is accelerated, we are likely to require third- party financing. We cannot be sure that we would be able to obtain third- party financing on acceptable terms, or at all. If the indebtedness under the Revolving Credit Facility is not paid, the lenders thereunder may seek to enforce security interests in the collateral securing such indebtedness, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees. If that occurs, you may not receive any payments on the notes.

        The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under these laws the payment of consideration will be a fraudulent conveyance if (1) Boise Cascade paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) Boise Cascade or any guarantor, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee and, in the case of (2) only, any of the following is also true:

  •
  Boise Cascade or any guarantor was insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

  •
  payment of the consideration left Boise Cascade or any guarantor with an unreasonably small amount of capital to carry on the business; or

  •
  Boise Cascade or any guarantor intended to, or believed that it would, incur debts beyond its ability to pay as they mature.

        If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or guarantee or subordinate the notes or guarantee to current and future debt that Boise Cascade or the guarantors may owe, or require the holders of the notes to repay any amounts received with respect to the notes or guarantee.

        In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of payments on the notes could result in an event of default with respect to our other debt, which could result in acceleration of such other debt.

        Generally, an entity would be considered insolvent if, at the time it incurred debt:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        We cannot be certain as to the standards a court would use to determine whether or not Boise Cascade or the guarantors were solvent at the relevant time, or, regardless of the standard that a court were to use, that the issuance of the notes and the guarantees would not be subordinated to Boise Cascade's or any guarantor's other debt.

        If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for Boise Cascade's benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor's other debt or take other action detrimental to the holders of the notes.

If the notes are rated investment grade by both Standard & Poor's and Moody's, Boise Cascade and its restricted subsidiaries will not be subject to certain covenants contained in the indenture governing the notes, and you will lose the protection of these covenants unless and until the notes subsequently fall back below investment grade.

        Boise Cascade and its restricted subsidiaries will not be subject to certain covenants in the indenture governing the notes once the notes are rated investment grade by both Standard & Poor's Rating Services and Moody's Investors Service, Inc. These covenants restrict, among other things, Boise Cascade's and its restricted subsidiaries' ability to:

  •
  incur additional indebtedness or issue preferred stock;

  •
  make distributions or other restricted payments;

  •
  sell capital stock or other assets;

  •
  engage in transactions with affiliates; and

  •
  designate Boise Cascade's subsidiaries as unrestricted.

        Because these restrictions will not apply once the notes are rated investment grade, Boise Cascade will be able to incur additional debt and consummate transactions that may impair its ability to satisfy its obligations with respect to the notes. In addition, Boise Cascade will not have to make certain offers to repurchase the notes.

Madison Dearborn's interests may conflict with yours.

        BC Holdings, an entity controlled by an investment fund managed by Madison Dearborn, beneficially owns approximately 40.2% of our outstanding common stock. As a result, Madison Dearborn is in a position to control all matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions, appointment of members of our management, election of directors and our corporate and management policies. The interests of Madison Dearborn could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Madison Dearborn might conflict with your interests as a holder of the notes. Madison Dearborn may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. See "Certain Relationships and Related Party Transactions."

Risks Relating to Our Business

Many of the products we manufacture or purchase and resell are commodities whose price is determined by the market's supply and demand for such products, and the markets in which we operate are cyclical and competitive. The depressed state of the housing, construction and home improvement markets could continue to adversely affect demand and pricing for our products.

        Many of the building products we produce or distribute, including OSB, plywood, lumber and particleboard, are commodities that are widely available from other manufacturers or distributors with prices and volumes determined frequently in an auction market, based on participants' perceptions of short-term supply and demand factors. At times, the price for any one or more of the products we produce may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. Therefore, our profitability with respect to these commodity products depends, in significant part, on managing our cost structure, particularly raw materials and labor, which represent the largest components of our operating costs. Commodity wood product prices could be volatile in response to operating rates and inventory levels in various distribution channels. Commodity price volatility affects our distribution business, with falling price environments generally causing reduced revenues and margins, resulting in substantial declines in profitability and possible net losses.

        Historically, demand for the products we manufacture, as well as the products we purchase and distribute, has been closely correlated with new residential construction in the United States and, to a lesser extent, light commercial construction and residential repair and remodeling activity. New residential construction activity remained substantially below average historical levels during 2012 and so did demand for many of the products we manufacture and distribute. There is significant uncertainty regarding the timing and extent of any recovery in such construction activity and resulting product demand levels. Demand for new residential construction is influenced by seasonal weather factors, mortgage availability and rates, unemployment levels, household formation rates, domestic population growth, immigration rates, residential vacancy and foreclosure rates, demand for second homes, existing home prices, consumer confidence and other general economic factors.

        Wood products industry supply is influenced primarily by price-induced changes in the operating rates of existing facilities but is also influenced over time by the introduction of new product technologies, capacity additions and closures, restart of idled capacity and log availability. The balance of wood products supply and demand in the United States is also heavily influenced by imported products, principally from Canada.

        We have very limited control of the foregoing, and as a result, our profitability and cash flow may fluctuate materially in response to changes in the supply and demand balance for our primary products.

Our industry is highly competitive. If we are unable to compete effectively, our sales, operating results and growth strategies could be negatively affected.

        The markets for the products we manufacture in our Wood Products segment are highly competitive. Our competitors range from very large, fully integrated forest and building products firms to smaller firms that may manufacture only one or a few types of products. We also compete less directly with firms that manufacture substitutes for wood building products. Certain mills operated by our competitors may be lower-cost manufacturers than the mills operated by us.

        The building products distribution industry that our Building Materials Distribution segment competes in is highly fragmented and competitive, and the barriers to entry for local competitors are relatively low. Competitive factors in our industry include pricing and availability of product, service and delivery capabilities, ability to assist customers with problem solving, customer relationships, geographic coverage and breadth of product offerings. Also, financial stability is important to suppliers and customers in choosing distributors and allows for more favorable terms on which to obtain products from suppliers and sell products to customers. If our financial condition deteriorates in the future, our support from suppliers may be negatively affected.

        Some of our competitors are larger companies and, therefore, have access to greater financial and other resources than we do. These resources may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable those competitors to compete more effectively than we can.

Our manufacturing businesses may have difficulty obtaining wood fiber at favorable prices or at all.

        Wood fiber is our principal raw material, which accounted for approximately 43% of the aggregate amount of materials, labor and other operating expenses (excluding depreciation), for our Wood Products segment in 2012. Wood fiber is a commodity and prices have been cyclical historically in response to changes in domestic and foreign demand and supply. Foreign demand for timber exports, particularly from China, increased timber costs in the western U.S. in 2010 and 2011 and negatively affected wood products manufacturers in the region. In 2012, China's demand for timber exports from the western U.S. declined from 2011 levels, but in the future we expect that the level of foreign demand for timber exports from the western U.S. will continue to fluctuate based on the economic activity in China and other Pacific Rim countries, currency exchange rates and the availability of timber supplies from other countries such as Canada, Russia and New Zealand. Sustained periods of high timber costs may impair the cost competitiveness of our manufacturing facilities.

        We currently enjoy the benefit of supply agreements put in place in 2005 following the sale of our timberlands (or successor arrangements), under which we purchase timber at market based prices. For 2012, approximately 33% of our timber was supplied pursuant to agreements assumed by (or replacement master supply agreements with) Hancock Natural Resource Group, Inc. ("Hancock"), The Molpus Woodlands Group LLC ("Molpus") and Rayonier Louisiana Timberlands, LLC, a timberland real estate investment trust ("Rayonier"). The supply agreements with these parties terminate on December 31, 2014, subject to additional one-year extensions unless notice is provided to the other party at least six months prior to expiration of the applicable agreement. If a counterparty to these agreements elects not to continue these agreements or we are unable to renegotiate these agreements on terms that are acceptable to us, we would need to locate a replacement supplier for our timber requirements, which could include private purchases with other suppliers, open-market purchases and purchases from governmental sources. If we are unable to locate a replacement supplier in a particular region to satisfy our timber needs at satisfactory prices, it could have an adverse effect on our results of operations.

        In 2012, we purchased approximately 21% of our timber from federal, state and local governments. In certain regions in which we operate, a substantial portion of our timber is purchased from governmental authorities. As a result, existing and future governmental regulation can affect our access to, and the cost of, such timber. Future domestic or foreign legislation and litigation concerning the use of timberlands, timber harvest methodologies, forest road construction and maintenance, the protection of endangered species, forest-based carbon sequestration, the promotion of forest health and the response to and prevention of catastrophic wildfires can affect timber and fiber supply from both government and private lands. Availability of harvested timber and fiber may be further limited by fire, insect infestation, disease, ice storms, windstorms, hurricanes, flooding and other natural and man-made causes, thereby reducing supply and increasing prices.

        Availability of residual wood fiber for our particleboard operation has been negatively affected by significant mill closures and curtailments that have occurred among solid-wood product manufacturers. Future development of wood cellulose biofuel or other new sources of wood fiber demand could interfere with our ability to source wood fiber or lead to significantly higher costs.

Significant changes in discount rates, actual investment return on pension assets and other factors could affect our earnings, equity and pension contributions in future periods.

        Our earnings may be negatively affected by the amount of income or expense we record for our pension plans. GAAP requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions relating to financial market and other economic conditions. Changes in key economic indicators can change the assumptions. The most significant year-end assumptions used to estimate pension expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to "Accumulated other comprehensive loss." A decline in the market value of the pension assets will increase our funding requirements. Our pension plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit costs and funding requirements. Changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase the funding requirements of the obligations related to the pension plans. At December 31, 2012, the net underfunded status of our defined benefit pension plans was $192.5 million. If the status of our defined benefit plans continues to be underfunded, we anticipate significant future funding obligations, reducing the cash available for our business. For more discussion regarding how our financial statements can be affected by pension plan estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Pensions."

Our recent significant capital investments have increased fixed costs, which could negatively affect our profitability.

        In the past three years, we have completed a number of capital investments, including significantly increasing our outdoor storage acreage and leasing additional warehouse space. In the future, we expect to make further capital investments, primarily related to internal veneer production. These significant capital investments have resulted in increased fixed costs, which could negatively affect our profitability if the housing market does not recover and revenues do not improve to offset our incremental fixed costs.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, including the demand from our Building Materials Distribution business, reduce our sales, and/or negatively affect our financial results.

        Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including but not limited to:

  •
  equipment failure, particularly a press at one of our major EWP production facilities;

  •
  fires, floods, earthquakes, hurricanes or other catastrophes;

  •
  unscheduled maintenance outages;

  •
  utility and transportation infrastructure disruptions;

  •
  labor difficulties;

  •
  other operational problems; or

  •
  ecoterrorism or threats of ecoterrorism.

        Any downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If our machines or facilities were to incur significant downtime, our ability to satisfy customer requirements would be impaired, resulting in lower sales and net income.

        Because approximately 39% of our Wood Products sales in the LTM period, including approximately 73% of our EWP sales, were to our Building Materials Distribution business, a material disruption at our Wood Products facilities would also negatively impact our Building Materials Distribution business. We are therefore exposed to a larger extent to the risk of disruption to our Wood Products manufacturing facilities due to our vertical integration and the resulting impact on our Building Materials Distribution business.

        In addition, a number of our suppliers are subject to the manufacturing facility disruption risks noted above. Our suppliers' inability to produce the necessary raw materials for our manufacturing processes or supply the finished goods that we distribute through our Building Materials Distribution segment may adversely affect our results of operations, cash flows and financial position.

Adverse conditions may increase the credit risk from our customers.

        Our Building Materials Distribution and Wood Products segments extend credit to numerous customers who are heavily exposed to the effects of downturns in the housing market. Unfavorable housing market conditions could result in financial failures of one or more of our significant customers, which could impair our ability to fully collect receivables from such customers and negatively affect our operating results, cash flow and liquidity.

A significant portion of our sales are concentrated with a relatively small number of customers.

        For the year ended December 31, 2012, our top ten customers represented approximately 29% of our sales, with one customer accounting for approximately 11% of sales. At December 31, 2012 and June 30, 2013, receivables from such customer accounted for approximately 14% and 16%, respectively, of total receivables. Although we believe that our relationships with our customers are strong, the loss of one or more of these customers could have a material adverse effect on our operating results, cash flow and liquidity.

Our ability to service our indebtedness or to fund our other liquidity needs is subject to various risks.

        Our ability to make scheduled payments on our indebtedness and fund other liquidity needs depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, including the availability of financing in the banking and capital markets as well as the other risks described herein. In particular, demand for our products correlates to a significant degree to the level of residential construction activity in North America, which historically has been characterized by significant cyclicality. Over the last several years, housing starts remained below historical levels. This reduced level of building was caused, in part, by an increase in the inventory of homes for sale, a more restrictive mortgage market, and a slowed economy. There can be no assurance as to when or if the housing market will rebound to historical levels. We have experienced significant losses from operations and used significant cash for operating activities in recent periods.

        We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to service our debt obligations or to fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure, or liquidate some or all of our assets.

We are subject to environmental regulation and environmental compliance expenditures, as well as other potential environmental liabilities.

        Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Enactment of new environmental laws or regulations, including those aimed at addressing greenhouse gas emissions, or changes in existing laws or regulations might require significant expenditures or restrict operations.

        From time to time, legislative bodies and environmental regulatory agencies may promulgate new regulatory programs imposing significant incremental operating costs or capital costs on us. In December 2012, the U.S. Environmental Protection Agency (the "EPA") finalized a revised series of four regulations commonly referred to collectively as Boiler MACT, which are intended to regulate the emission of hazardous air pollutants from industrial boilers. Facilities in our Wood Products segment will be subject to one or more of these regulations and must be in compliance with the applicable rules by early 2016. We are currently undertaking a complete review of the revised rules to assess how they will affect our operations. Even with the revised rules finalized, considerable uncertainty still exists, as there will likely be legal challenges to the final rules from industry and/or environmental organizations. Notwithstanding that uncertainty, we are proceeding with efforts to analyze the applicability and requirements of the regulations, including the capital and operating costs required to comply. At this time, we cannot accurately forecast the capital or operating cost changes that may result from compliance with the regulations.

        As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We could be found liable under these laws whether or not we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

        We may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures to the extent we are not indemnified by third parties. For example, in connection with the completion of our acquisition of the forest products and paper assets of OfficeMax in 2004 (the "Forest Products Acquisition"), OfficeMax is generally obligated to indemnify us for hazardous substance releases and other environmental violations that occurred prior to the Forest Products Acquisition. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required, and in some cases, we may not be contractually entitled to indemnification by OfficeMax. In addition, in connection with the sale of our Paper and Packaging & Newsprint assets in 2008, Boise Inc. and its affiliates assumed any and all environmental liabilities arising from our ownership or operation of the assets and businesses sold to them, and we believe we are entitled to indemnification by them from third-party claims in the event they fail to fully discharge any such liabilities on the basis of common law rules of indemnification. However, Boise Inc. may not have sufficient funds to discharge its obligations when required or to indemnify us from third-party claims arising out of any such failure. For additional information on how environmental regulation and compliance affects our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental."

Labor disruptions or increased labor costs could adversely affect our business.

        As of October 13, 2013, we had approximately 5,210 employees. Approximately 27% of these employees work pursuant to collective bargaining agreements. As of October 13, 2013, we had nine collective bargaining agreements. Two agreements, covering 375 employees at our facility in Florien, Louisiana, and 283 employees at our facility in Oakdale, Louisiana, expired on July 15, 2013 but have been indefinitely extended by the parties, subject to either party submitting a ten-day written notice to terminate. We expect these two agreements to be negotiated together. If these agreements are not renewed or extended upon their expiration, we could experience a material labor disruption or significantly increased labor costs, which could prevent us from meeting customer demand or reduce our sales and profitability.

If our long-lived assets become impaired, we may be required to record noncash impairment charges that could have a material impact on our results of operations.

        We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate further or should we decide to invest capital differently than as expected, or should other cash flow assumptions change, it is possible that we will be required to record noncash impairment charges in the future with respect to the investments we have completed and expect to complete, which could have a material impact on our results of operations.

We may be unable to attract and retain key management and other key employees.

        Our key managers are important to our success and may be difficult to replace because they have an average of 30 years of experience in forest products manufacturing and building materials distribution. While our senior management team has considerable experience, certain members of our management team are nearing or have reached normal retirement age. The failure to successfully implement succession plans could result in inadequate depth of institutional knowledge or inadequate skill sets, which could adversely affect our business.

Our growth strategy includes pursuing strategic acquisitions. We may be unable to integrate efficiently acquired operations or complete successfully potential acquisitions.

        We may not be able to integrate the operations of acquired businesses, including Chester Wood Products LLC and Moncure Plywood LLC, in an efficient and cost-effective manner or without significant disruption to our existing operations or realize expected synergies. Acquisitions involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, difficulties integrating acquired personnel into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unknown or unforeseen liabilities of acquired companies, and the diversion of management attention and resources from existing operations. In the future, we may be unable to complete successfully potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions. We may also be required to incur additional debt in order to consummate acquisitions, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions could adversely affect our financial condition, operating results and cash flows.

We rely on Boise Inc. for many of our administrative services.

        In conjunction with the sale of our Paper and Packaging & Newsprint assets in 2008, we entered into an Outsourcing Services Agreement, under which Boise Inc. provides a number of corporate staff services to us. These services include information technology, accounting and human resource transactional services. Most of the Boise Inc. staff that provides these services are providing the same services they provided when they were our employees. On October 25, 2013, Packaging Corporation of America ("PCA") acquired all of the outstanding common shares of Boise Inc. The Outsourcing Services Agreement remains in place after PCA's acquisition of Boise Inc. and is currently set to expire on February 22, 2015. We cannot be assured that the staff providing such services will remain with PCA after the acquisition, or that there will not be a disruption in the continuity or level of service provided.

If PCA is unwilling or unable to provide services at the same quality levels as those services have been provided in the past, or we are unable to develop and implement effective alternatives, if necessary, our business and compliance activities and results of operations could be substantially and negatively affected.

The requirements of being a public company have increased certain of our costs and require significant management focus.

        We completed our initial public offering in February 2013 and Boise Cascade common stock is listed on the NYSE. As a public company, our legal, accounting and other expenses associated with compliance-related and other activities have increased. For example, in connection with our initial public offering, we created new board committees and appointed an additional independent director to comply with the corporate governance requirements of the NYSE. Costs to obtain director and officer liability insurance contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase our compliance costs.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made in this prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

        Statements preceded or followed by, or that otherwise include, the words "believes," "expects," "anticipates," "intends," "project," "estimates," "plans," "forecast," "is likely to" and similar expressions or future or conditional verbs such as "will," "may," "would," "should" and "could" are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

        The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward- looking statements:

  •
  the commodity nature of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;

  •
  general economic conditions, including but not limited to housing starts, repair and remodel activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values and mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

  •
  the highly competitive nature of our industry;

  •
  availability and affordability of raw materials, including wood fiber, glues and resins and energy;

  •
  the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements;

  •
  the difficulty in offsetting fixed costs related to our recent capital investments if the housing market does not recover;

  •
  material disruptions at our manufacturing facilities;

  •
  the financial condition and creditworthiness of our customers;

  •
  concentration of our sales among a relatively small group of customers;

  •
  our substantial indebtedness, including the possibility that we may not generate sufficient cash flows from operations or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;

  •
  cost of compliance with government regulations, in particular environmental regulations;

  •
  labor disruptions, shortages of skilled and technical labor, or increased labor costs;

  •
  impairment of our long-lived assets;

  •
  the need to successfully implement succession plans for certain members of our senior management team;

  •
  our ability to successfully complete potential acquisitions or integrate efficiently acquired operations;

  •
  our reliance on Boise Inc. for many of our administrative services;

  •
  major equipment failure;

  •
  severe weather phenomena such as drought, hurricanes, tornadoes and fire;

  •
  increased costs as a public company;

  •
  fluctuations in the market for our equity; and

  •
  those discussed herein under the caption "Risk Factors."

        Certain of these and other factors are discussed in more detail in "Risk Factors" in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

 RATIO OF EARNINGS TO FIXED CHARGES

        You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. For purposes of this presentation, "earnings" consist of earnings before provision for income taxes plus fixed charges. "Fixed charges" consist of interest expensed and capitalized, the amortization of capitalized expenses related to indebtedness and estimated interest within rental expense.

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	2.51x	2.31x	3.92x

(1)
For the years ended December 31, 2008, 2009, 2010 and 2011, our earnings were insufficient to cover fixed charges by $62.5 million, $97.8 million, $33.0 million and $46.1 million, respectively.

 EXCHANGE OFFER

Purpose of the Exchange Offer

        The Exchange Offer is designed to provide holders of Outstanding Notes with an opportunity to acquire Exchange Notes which, unlike the Outstanding Notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state "blue sky" laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder's business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

        The Outstanding Notes were originally issued and sold on August 15, 2013, to the initial purchasers, pursuant to the purchase agreement dated August 12, 2013. The Outstanding Notes were issued as additional notes under the indenture governing our 6 3/8% senior notes due 2020. We originally issued $250,000,000 principal aggregate amount of the notes on October 22, 2012. The initial notes have been exchanged for notes registered under the Securities Act of 1933, as amended. Once the Exchange Offer is completed, the Exchange Notes will trade fungibly with the initial notes.

        The Outstanding Notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the Outstanding Notes by the initial purchasers to investors was done in reliance upon the exemptions provided by Rule 144A and Regulation S promulgated under the Securities Act. The Outstanding Notes may not be reoffered, resold or transferred other than (i) to Boise Cascade or its subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) pursuant to an exemption from registration provided by Rule 144 promulgated under the Securities Act (if applicable) or (v) pursuant to an effective registration statement under the Securities Act.

        In connection with the original issuance and sale of the Outstanding Notes, we entered into the Registration Rights Agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the Exchange Notes for the Outstanding Notes, pursuant to the Exchange Offer. The Registration Rights Agreement provides that we will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act and offer to holders of Outstanding Notes who are able to make certain representations the opportunity to exchange their Outstanding Notes for Exchange Notes. Under some circumstances, holders of the Outstanding Notes, including holders who are not permitted to participate in the Exchange Offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Outstanding Notes by these holders. See "—Shelf Registration."

        Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the Exchange Notes. We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

        We do not intend to seek our own interpretation regarding the Exchange Offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

        Each holder of Outstanding Notes that exchanges such Outstanding Notes for Exchange Notes in the Exchange Offer will be deemed to have made certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of Exchange Notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

        If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of Outstanding Notes or Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Terms of the Exchange Offer; Period for Tendering Outstanding Notes

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal accompanying this prospectus, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 11:59 p.m., New York City time, on the expiration date of the Exchange Offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Outstanding Notes pursuant to the Exchange Offer. However, Outstanding Notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:

  (1)
  the Exchange Notes will bear a different CUSIP Number from the Outstanding Notes; provided that such CUSIP will be the same CUSIP applicable to the initial notes where permitted by the Depositary Trust Company, the trustee of the indenture governing the notes and applicable law;

  (2)
  the Exchange Notes have been registered under the Securities Act and will not bear legends restricting their transfer; and

  (3)
  the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Outstanding Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer to which this prospectus relates are terminated.

        The Exchange Notes will evidence the same debt as the Outstanding Notes, will be entitled to the benefits of the indenture governing the notes and will constitute, with the Outstanding Notes and the initial notes, a single series of notes under such indenture.

        As of October 25, 2013, approximately $50.0 million aggregate principal amount of Outstanding Notes are outstanding. This prospectus and the letter of transmittal accompanying this prospectus are being sent to all registered holders of the Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offer.

        Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the General Corporate Law of the State of Delaware or the indenture governing the notes in connection with the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act.

        We will be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral notice (promptly confirmed in writing) or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

        If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain specified events set forth in this prospectus or otherwise, the certificates for any unaccepted Outstanding Notes will be promptly returned, without expense, to the tendering holder thereof promptly following the expiration date of the Exchange Offer.

        Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "—Fees and Expenses" and "—Transfer Taxes" below.

        The Exchange Offer will remain open for at least 20 full business days. The term "expiration date" will mean 11:59 p.m., New York City time, on November 26, 2013, unless we, in our sole discretion, extend the Exchange Offer, in which case the term "expiration date" will mean the latest date and time to which the Exchange Offer is extended.

        To extend the Exchange Offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

  (1)
  notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice, and

  (2)
  issue a notice by press release or other public announcement.

        Any announcement of delay in acceptance, extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

        We reserve the right, in our sole discretion:

  (1)
  if any of the conditions below under the heading "—Conditions to the Exchange Offer" shall have not been satisfied,

  (a)
  to delay accepting any Outstanding Notes,

  (b)
  to extend the Exchange Offer, or

  (c)
  to terminate the Exchange Offer, or

  (2)
  to amend the terms of the Exchange Offer in any manner.

        Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day following such decision. Any delay in acceptance, extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by oral or written notice to the registered holders. In the event of a material change to the terms of the Exchange Offer, including the waiver of a material condition, we will extend the term of the applicable Exchange Offer, if necessary, so that at least five business days remain in such Exchange Offer following notice of any such material change.

Interest on the Exchange Notes

        No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of the exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes, and, if no interest has been paid, the Exchange Notes will accrue interest from May 1, 2013. Accordingly, the holders of Outstanding Notes that are accepted for exchange will not receive accrued but unpaid interest on such Outstanding Notes at the time of tender. Rather, that interest will be payable on the Exchange Notes delivered in exchange for the Outstanding Notes on the first interest payment date after the expiration date of the Exchange Offer.

Procedures for Tendering Outstanding Notes

        Only a holder of Outstanding Notes may tender Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the letter of transmittal accompanying this prospectus, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and, unless transmitting an agent's message in connection with a book-entry transfer, mail or otherwise deliver the letter of transmittal or the facsimile, together with the Outstanding Notes and any other required documents, to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date. To be tendered effectively, the Outstanding Notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 11:59 p.m., New York City time, on the expiration date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Outstanding Notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

        The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

        The method of delivery of Outstanding Notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Outstanding Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

        Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. See "Instructions to Letter of Transmittal" included with the letter of transmittal accompanying this prospectus.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National

Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations) (each an "Eligible Guarantor Institution") unless the Outstanding Notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of an Eligible Guarantor Institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an Eligible Guarantor Institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed in this prospectus, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the Outstanding Notes with the signature thereon guaranteed by an Eligible Guarantor Institution.

        If the letter of transmittal or any bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Outstanding Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent's account with respect to the Outstanding Notes in accordance with DTC's procedures for the transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the exchange agent's account at DTC, an agent's message transmitted to the exchange agent in compliance with ATOP or an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents, must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth in this prospectus on or prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes, provided however that, to the extent such waiver includes any condition to tender, we will waive such condition as to all tendering holders. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal accompanying this prospectus, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the time we determine and, in any case, before the expiration date. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of Outstanding Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Deemed Representations

        To participate in the Exchange Offer, each holder will be required to make the following representations to us:

  (1)
  you or any other person acquiring Exchange Notes in exchange for your Outstanding Notes in the Exchange Offer is acquiring them in the ordinary course of business;

  (2)
  neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes in the Exchange Offer is engaging in or intends to engage in a distribution of the Exchange Notes within the meaning of the federal securities laws;

  (3)
  neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes has an arrangement or understanding with any person to participate in the distribution of Exchange Notes issued in the Exchange Offer;

  (4)
  neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes is our "affiliate" as defined under Rule 405 of the Securities Act; and

  (5)
  if you or another person acquiring Exchange Notes in exchange for your Outstanding Notes is a broker-dealer and you acquired the Outstanding Notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

        Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this Exchange Offer prospectus in connection with resales of the Exchange Notes issued in the Exchange Offer.

        If you are our "affiliate," as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your Outstanding Notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of Exchange Notes acquired in the Exchange Offer, you or that person:

  (1)
  may not rely on the applicable interpretations of the staff of the SEC and therefore may not participate in the Exchange Offer; and

  (2)
  must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the Outstanding Notes.

No Guaranteed Delivery

        There are no guaranteed delivery procedures provided by us in connection with the Exchange Offer. As only registered holders are authorized to tender Outstanding Notes through DTC, beneficial owners of Outstanding Notes that are held in the name of a custodial entity must contact such entity sufficiently in advance of the expiration date if they wish to tender Outstanding Notes and be eligible to receive the Exchange Notes.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of Outstanding Notes may be withdrawn at any time prior to 11:59 p.m., New York City time, on the expiration date.

        To withdraw a tender of Outstanding Notes in the Exchange Offer, either a notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus or you must comply with the appropriate withdrawal procedures of DTC's ATOP. Any notice of withdrawal must be in writing and:

  (1)
  specify the name of the person having deposited the Outstanding Notes to be withdrawn;

  (2)
  identify the Outstanding Notes to be withdrawn, including the certificate number(s) and principal amount of the Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (3)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Outstanding Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Outstanding Notes register the transfer of the Outstanding Notes into the name of the person withdrawing the tender; and

  (4)
  specify the name in which any Outstanding Notes are to be registered, if different from that of the person depositing the Outstanding Notes to be withdrawn.

        All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us in our sole discretion, which determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under "—Procedures for Tendering Outstanding Notes" at any time prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate the Exchange Offer (whether or not any Outstanding Notes have been accepted for exchange) or amend the Exchange Offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us in our sole reasonable discretion, prior to the expiration date:

  •
  there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

  (1)
  seeking to restrain or prohibit the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result of this transaction; or

  (2)
  resulting in a material delay in our ability to accept for exchange or exchange some or all of the Outstanding Notes in the Exchange Offer; or

  (3)
  any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any governmental authority, domestic or foreign; or

  •
  any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that, in our sole reasonable judgment, would directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole reasonable judgment, would result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the Exchange Offer; or the following has occurred:

    (1)
    any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

    (2)
    any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the Exchange Offer; or

    (3)
    a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

    (4)
    a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of these calamities; or

  •
  any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the Outstanding Notes or the Exchange Notes, which in our sole reasonable judgment in any case makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange; or

  •
  there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

  •
  any law, statute, rule or regulation shall have been adopted or enacted which, in our reasonable judgment, would impair our ability to proceed with the Exchange Offer; or

  •
  a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

  •
  we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the Exchange Offer.

        If we determine in our sole reasonable discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the Exchange Offer (whether or not any Outstanding Notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes and will extend the Exchange Offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our sole reasonable discretion, provided that we will not waive any condition with respect to an individual holder of Outstanding Notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the Exchange Offer.

Exchange Agent

        We have appointed U.S. Bank National Association as the exchange agent for the Exchange Offer. You should direct questions or requests for assistance with respect to the Exchange Offer procedures and requests for additional copies of this prospectus and the letter of transmittal to the exchange agent addressed as follows:

U.S. BANK NATIONAL ASSOCIATION,
EXCHANGE AGENT

By mail, hand delivery or overnight courier:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attention: Specialized Finance Department

For Information Call:
(800) 934-6802

For facsimile transmission (for eligible institutions only):
(651) 466-7372

Confirm by Telephone:
(800) 934-6802

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

        We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provisions of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer except for reimbursement of mailing expenses.

Accounting Treatment

        The Exchange Notes will be recorded at the same carrying value as the existing Outstanding Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the Exchange Offer will be capitalized and expensed over the term of the Exchange Notes.

Transfer Taxes

        If you tender Outstanding Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if you Fail to Exchange Outstanding Notes

        If you do not tender your Outstanding Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreement and described below with respect to our obligation to file a shelf registration statement under certain circumstances. Your Outstanding Notes will continue to be subject to the provisions of the indenture governing the notes regarding transfer and exchange of the Outstanding Notes and the restrictions on transfer of the Outstanding Notes imposed by the Securities Act and states securities law when we complete the Exchange Offer. These transfer restrictions are required because the Outstanding Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In addition, the initial notes were exchanged for notes registered under the Securities Act and when this Exchange Offer is completed the Exchange Notes, will trade fungibly with the initial notes and will be treated as a single class with the initial notes. If you do not exchange the Outstanding Notes for Exchange Notes in the Exchange Offer, your Outstanding Notes will continue to trade separately from the initial notes. Accordingly, if you do not tender your Outstanding Notes in the Exchange Offer, your ability to sell your Outstanding Notes could be adversely affected. Once we have completed the Exchange Offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture governing the notes provides for if we do not complete the Exchange Offer.

Consequences of Failure to Exchange

        The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities and will continue to trade separately from the initial notes. Accordingly, the Outstanding Notes may be resold only:

  (1)
  to us upon redemption thereof or otherwise;

  (2)
  so long as the Outstanding Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

  (3)
  outside the United States to a non-U.S. person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (4)
  pursuant to an effective registration statement under the Securities Act,

in each case in accordance with any applicable securities laws of any state of the United States.

Shelf Registration

        The Registration Rights Agreement also requires that we file a shelf registration statement if:

  (1)
  because of any change in applicable law or in currently prevailing interpretations of the staff of the SEC, the issuer is not permitted to effect the Exchange Offer; or

  (2)
  upon receipt of a written notification from any holder prior to the 20th business day following the consummation of the Exchange Offer representing that:

  (i)
  it is prohibited by law or SEC policy from participating in the Exchange Offer;

  (ii)
  it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer registration statement is not appropriate or available for such resales;

  (iii)
  it is a broker-dealer that acquired Outstanding Notes for its own account as a result of market-making activities or other trading activities (other than Outstanding Notes acquired directly from the issuer); or

  (iv)
  it is an affiliate of the issuer and will not receive Exchange Notes in the Exchange Offer that may be freely transferred without restriction under federal securities laws.

        We will also register the Exchange Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register Exchange Notes in any jurisdiction unless a holder requests that we do so.

        Outstanding Notes may be subject to restrictions on transfer until:

  (1)
  a person other than a broker-dealer has exchanged the Outstanding Notes in the Exchange Offer;

  (2)
  a broker-dealer has exchanged the Outstanding Notes in the Exchange Offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

  (3)
  the Outstanding Notes are sold under an effective shelf registration statement that we have filed; or

  (4)
  the Outstanding Notes are sold to the public under Rule 144 of the Securities Act.

 USE OF PROCEEDS

        This Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash or other proceeds from the issuance of the Exchange Notes. The Outstanding Notes properly tendered and exchanged for Exchange Notes will be retired and cancelled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expenses of the Exchange Offer.

        The net proceeds from the offering of the Outstanding Notes (including the debt issue premium but excluding the receipt of accrued interest on the Outstanding Notes from May 1, 2013) were approximately $50.7 million after payment of discounts to the initial purchasers and estimated expenses payable by Boise Cascade. The net proceeds remain available for working capital and general corporate purposes.

CAPITALIZATION

        The following table presents our cash and cash equivalents and our consolidated capitalization as of June 30, 2013 on an actual basis and on a pro forma basis to give effect to (i) our repurchase for $100.0 million in cash of 3,864,062 shares of Boise Cascade common stock from BC Holdings on July 30, 2013 (as described in "Prospectus Summary—Recent Developments—Share Repurchase and Secondary Offering"), (ii) the issuance of the Outstanding Notes on August 15, 2013 and (iii) the acquisition of Chester Wood Products LLC and Moncure Plywood LLC on September 30, 2013 (as described in "Prospectus Summary—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood"), as if such transactions were completed on June 30, 2013.

        This table should be read in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Information" and our consolidated historical financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma
	(unaudited) (in thousands, except per share amounts)
Cash and cash equivalents(1)	$232,667	$106,392

Long-term debt (including current portion):
Revolving Credit Facility(2)	—	25,000
6 3/8 Senior Notes due 2020(3)	250,000	301,750

Total debt	250,000	326,750
Stockholders' equity:
Preferred stock, $0.01 par value per share; 50,000 shares authorized actual and pro forma, no shares issued and outstanding actual and pro forma	—	—
Common stock, $0.01 par value per share; 300,000 shares authorized actual and pro forma, 43,229 shares issued and outstanding actual, 43,229 shares issued and 39,365 shares outstanding pro forma	432	432
Additional paid-in capital	494,908	494,908
Treasury stock(1)	—	(100,000)
Accumulated other comprehensive loss	(118,395)	(118,395)
Retained earnings	85,017	85,017

Total stockholders' equity	461,962	361,962

Total capitalization	$711,962	$688,712

(1)
The pro forma column reflects (i) the use of $100.0 million in cash for the share repurchase on July 30, 2013, (ii) the receipt of the net proceeds from the offering of the Outstanding Notes (including debt issue premium but excluding the receipt of accrued interest on the Outstanding Notes from May 1, 2013), and (iii) the use of $102.0 million of cash (consisting of a $25 million draw under the Revolving Credit Facility and $77.0 million of cash on hand) used to finance the acquisition of Chester Wood Products LLC and Moncure Plywood LLC on September 30, 2013. See "Prospectus Summary—Recent Developments—Share Repurchase and Secondary Offering" and "—Acquisition of Chester Wood Products and Moncure Plywood."

(2)
As of June 30, 2013 after giving effect to the August 15, 2013 amendment to the Revolving Credit Facility and the incurrence of $25.0 million of borrowings thereunder on September 30, 2013 to partially finance the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as described in "Prospectus Summary—Recent Developments—Amendment to Revolving Credit Facility" and "—Acquisition of Chester Wood Products and Moncure Plywood" and in clause (iii) of footnote (1) above), we had $25.0 million of borrowings outstanding and up to $314.8 million available for borrowing under the Revolving Credit Facility, net of $10.2 million of outstanding letters of credit on a pro forma basis, and subject to the borrowing base formula based on levels of eligible receivables and inventory.

(3)
Includes $250.0 million of initial notes issued on October 22, 2012. The pro forma column includes the $50.0 million of Outstanding Notes, including the debt issue premium on such notes.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth our selected consolidated historical financial data. You should read the information set forth below in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated historical financial statements and notes thereto included elsewhere in this prospectus. The statements of operations data for each of the years ended December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for each of the years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this prospectus. The statements of operations data for each of the six month periods ended June 30, 2012 and 2013 and the balance sheet data as of June 30, 2013 set forth below are derived from our unaudited quarterly consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. See "Index to Consolidated Financial Statements." Operating results for the six-month periods are not necessarily indicative of results for a full financial year, or any other periods.

	Year Ended December 31					Six Months Ended June 30
	2008(1)	2009	2010	2011	2012	2012	2013
	(in thousands, except ratio)
Statements of Operations Data
Sales	$2,977,498	$1,973,250	$2,240,591	$2,248,088	$2,779,062	$1,319,886	$1,597,173
Costs and expenses(2)	3,002,002	2,056,699	2,253,753	2,275,134	2,715,931	1,293,492	1,550,316

Income (loss) from operations	(24,504)	(83,449)	(13,162)	(27,046)	63,131	26,394	46,857
Foreign exchange gain (loss)	(1,831)	1,025	352	(497)	37	(103)	(371)
Change in fair value of contingent value rights(3)	(507)	194	—	—	—	—	—
Change in fair value of interest rate swaps(4)	(6,284)	—	—	—	—	—	—
Gain on repurchase of long-term debt(5)	—	6,026	28	—	—	—	—
Interest expense	(34,313)	(22,520)	(21,005)	(18,987)	(21,757)	(9,631)	(9,672)
Interest income	4,931	886	790	407	392	194	124

	(38,004)	(14,389)	(19,835)	(19,077)	(21,328)	(9,540)	(9,919)

Income (loss) before income taxes	(62,508)	(97,838)	(32,997)	(46,123)	41,803	16,854	36,938
Income tax (provision) benefit(6)	(470)	(660)	(300)	(240)	(307)	(139)	54,310

Net income (loss)	$(62,978)	$(98,498)	$(33,297)	$(46,363)	$41,496	$16,715	$91,248

Other Financial Data
Depreciation and amortization	$36,258	$40,874	$34,899	$37,022	$33,407	$16,457	$17,243
Capital expenditures(7)	51,867	21,404	35,751	39,319	29,741	13,307	14,042
EBITDA(8)	9,416	(35,330)	22,117	9,479	96,575	42,748	63,729
Adjusted EBITDA(8)	(13,789)	(41,550)	17,476	9,479	96,575	42,748	63,729
Adjusted net income (loss)(9)	(86,183)	(104,718)	(37,938)	(46,363)	41,496	16,715	22,582
Ratio of earnings to fixed charges(10)	—	—	—	—	2.51x	2.31x	3.92x

	December 31
						June 30, 2013
	2008	2009	2010	2011	2012
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$275,802	$287,101	$264,601	$182,455	$54,507	$232,667
Total current assets	643,533	623,242	637,385	595,230	527,457	845,385
Property and equipment, net	291,999	270,229	273,569	266,456	265,924	261,309
Total assets	979,453	937,917	952,233	902,831	836,398	1,194,615
Total debt	315,000	303,146	219,560	219,560	275,000	250,000
Total stockholders' equity	329,372	359,285	409,093	282,619	97,764	461,962

(1)
On February 22, 2008, we sold our Paper and Packaging & Newsprint assets and most of our Corporate and Other assets to Boise Inc. 2008 includes the operating results of our sold Paper and Packaging & Newsprint assets through February 21, 2008.

(2)
In 2008, costs and expenses include $11.3 million of expenses related to closing our veneer operations in St. Helens, Oregon and our plywood manufacturing facility in White City, Oregon, a $5.7 million net gain on the sale of our indirect wholly owned subsidiary in Brazil and a $2.9 million gain on the sale of our Paper and Packaging & Newsprint assets. In 2009, costs and expenses include $8.9 million of expenses related to a facility closure, of which $3.7 million was included in EBITDA and $5.2 million was accelerated depreciation recorded in depreciation and amortization. In 2010, costs and expenses include $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing. In 2011, costs and expenses include $3.8 million of expense related to the closure of a laminated beam plant and noncash asset write-downs.

(3)
Represents the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets in 2008.

(4)
2008 includes $6.3 million of expense related to changes in the fair value of our interest rate swaps that we accounted for as economic hedges.

(5)
Represents gain on the repurchase of $11.9 million and $8.6 million of our senior subordinated notes in 2009 and 2010, respectively.

(6)
The six months ended June 30, 2013 includes a $68.7 million income tax benefit associated with the recording of net deferred tax assets upon our conversion to a corporation.

(7)
For 2009, includes $0.9 million of cash paid for the purchase of a truss assembly operation and EWP sales office in Saco and Biddeford, Maine, respectively and $3.7 million of cash paid for the purchase of a sawmill in Pilot Rock, Oregon. For 2011, includes $5.8 million of cash paid for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho. The year ended December 31, 2012, and the six months ended June 30, 2012 include $2.4 million for the acquisition of a sawmill in Arden, Washington.

(8)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA is defined as EBITDA before the change in fair value of contingent value rights issued in connection with the sale of our Paper and Packaging & Newsprint assets, as well as certain other unusual items, including gain on the repurchase of long-term debt and a litigation gain. For 2008, Adjusted EBITDA also excludes the operating results related to the Paper and Packaging & Newsprint assets sold in February 2008.

  The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31					Six Months Ended June 30
	2008(c)	2009	2010	2011	2012	2012	2013
	(in millions)
Net income (loss)	$(63.0)	$(98.5)	$(33.3)	$(46.4)	$41.5	$16.7	$91.2
Change in fair value of interest rate swaps(a)	6.3	—	—	—	—	—	—
Interest expense	34.3	22.5	21.0	19.0	21.8	9.6	9.7
Interest income	(4.9)	(0.9)	(0.8)	(0.4)	(0.4)	(0.2)	(0.1)
Income tax provision (benefit)(b)	0.5	0.7	0.3	0.2	0.3	0.1	(54.3)
Depreciation and amortization	36.3	40.9	34.9	37.0	33.4	16.5	17.2

EBITDA	$9.4	$(35.3)	$22.1	$9.5	$96.6	$42.7	$63.7
Paper segment(c)	(21.1)	—	—	—	—	—	—
Packaging & Newsprint segment(c)	(5.7)	—	—	—	—	—	—
Change in fair value of contingent value rights(d)	0.5	(0.2)	—	—	—	—	—
Gain on repurchase of long-term debt(e)	—	(6.0)	(0.0)	—	—	—	—
Litigation gain(f)	—	—	(4.6)	—	—	—	—
Facility closures and sales, net(f)	3.1	—	—	—	—	—	—

Adjusted EBITDA	$(13.8)	$(41.6)	$17.5	$9.5	$96.6	$42.7	$63.7

(a)
See Note (4) above.

(b)
See Note (6) above.

(c)
See Note (1) above.

(d)
See Note (3) above.

(e)
See Note (5) above.

(f)
See Note (2) above.
(9)
Adjusted net income (loss) is defined as net income (loss) before certain unusual items. We believe adjusted net income (loss) is useful to investors because it provides a more meaningful means to evaluate our operating performance. Adjusted net income (loss), however, is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP. Our measure of adjusted net income (loss) is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of net income (loss) to adjusted net income (loss):

	Year Ended December 31					Six Months Ended June 30
	2008	2009	2010	2011	2012	2012	2013
Net income (loss)	$(63.0)	$(98.5)	$(33.3)	$(46.4)	$41.5	$16.7	$91.2
Paper segment(a)	(21.1)	—	—	—	—	—	—
Packaging & Newsprint segment(a)	(5.7)	—	—	—	—	—	—
Change in fair value of contingent value rights(b)	0.5	(0.2)	—	—	—	—	—
Gain on repurchase of long-term debt(c)	—	(6.0)	(0.0)	—	—	—	—
Litigation gain(d)	—	—	(4.6)	—	—	—	—
Facility closures and sales, net(d)	3.1	—	—	—	—	—	—
Impact of deferred tax benefit(e)	—	—	—	—	—	—	(68.7)

Adjusted net income (loss)	$(86.2)	$(104.7)	$(37.9)	$(46.4)	$41.5	$16.7	$22.6

(a)
See Note (1) above.

(b)
See Note (3) above.

(c)
See Note (5) above.

(d)
See Note (2) above.

(e)
See Note (6) above.
(10)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, the amortization of capitalized expenses related to indebtedness and estimated interest within rental expense. Earnings were insufficient to cover fixed charges for the years ended December 31, 2008, 2009, 2010 and 2011 by $62.5 million, $97.8 million, $33.0 million and $46.1 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our historical consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those discussed in "Risk Factors." Our actual results may differ materially from those contained in any forward-looking statements. References to "fiscal year" or "fiscal" refer to our fiscal year ending on December 31 in each calendar year.

Overview

Company Background

        We are a building products company headquartered in Boise, Idaho. Prior to the initial public offering of shares of our common stock, discussed in Note 13, "Equity," to our audited consolidated financial statements included elsewhere in this prospectus, we were 100% owned by BC Holdings. We are a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States and Canada. We have three reportable segments: (i) Wood Products, which manufactures and sells EWP, plywood, studs, particleboard and ponderosa pine lumber; (ii) Building Materials Distribution, which is a wholesale distributor of building materials; and (iii) Corporate and Other, which includes corporate support staff services, related assets and liabilities and foreign exchange gains and losses. For more information, see Note 14, "Segment Information," to our audited consolidated financial statements included elsewhere in this prospectus and Note 11, "Segment Information," to our unaudited consolidated financial statements included elsewhere in this prospectus. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of retail lumberyards, home improvement centers, leading wholesalers and industrial converters. Our Wood Products and Building Materials Distribution segments are vertically integrated from wood procurement through distribution. For the LTM period, approximately 39% of our Wood Products sales, including approximately 73% of our EWP sales, were to our Building Materials Distribution segment.

Factors That Affect Our Operating Results

        Our results of operations and financial performance are influenced by a variety of factors, including the following:

  •
  the commodity nature of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;

  •
  general economic conditions, including but not limited to housing starts, repair-and-remodel activity and light commercial construction, inventory levels of new and existing homes for sale, foreclosure rates, interest rates, unemployment rates, relative currency values, and mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;

  •
  the highly competitive nature of our industry;

  •
  availability and affordability of raw materials, including wood fiber, glues and resins, and energy;

  •
  the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements;

  •
  actions of suppliers, customers and competitors, including merger and acquisition activities, plant closures and financial failures;

  •
  the financial condition and creditworthiness of our customers;

  •
  concentration of our sales among a relatively small group of customers;

  •
  our substantial indebtedness, including the possibility that we may not generate sufficient cash flows from operations or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;

  •
  cost of compliance with government regulations, in particular environmental regulations;

  •
  labor disruptions, shortages of skilled and technical labor, or increased labor costs;

  •
  impairment of our long-lived assets;

  •
  attraction and retention of key management and other key employees;

  •
  our ability to successfully complete potential acquisitions or integrate efficiently acquired operations;

  •
  our reliance on Boise Inc. for many of our administrative services;

  •
  major equipment failure;

  •
  severe weather phenomena such as drought, hurricanes, tornadoes, and fire;

  •
  increased costs as a public company;

  •
  fluctuations in the market for our equity; and

  •
  those discussed herein under the caption "Risk Factors."

Our Operating Results

        The following tables set forth our operating results in dollars and as a percentage of sales for the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013:

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(millions)
Sales	$2,240.6	$2,248.1	$2,779.1	$1,319.9	$1,597.2
Costs and expenses
Materials, labor and other operating expenses (excluding depreciation)	1,981.0	1,992.7	2,403.4	1,142.7	1,395.8
Depreciation and amortization	34.9	37.0	33.4	16.5	17.2
Selling and distribution expenses	202.5	205.0	235.1	114.3	117.1
General and administrative expenses	40.0	37.2	43.1	19.7	20.3
Other (income) expense, net	(4.6)	3.2	0.9	0.3	(0.2)

	2,253.8	2,275.1	2,715.9	1,293.5	1,550.3

Income (loss) from operations	$(13.2)	$(27.0)	$63.1	$26.4	$46.9

	(percentage of sales)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses
Materials, labor and other operating expenses (excluding depreciation)	88.4%	88.6%	86.5%	86.6%	87.4%
Depreciation and amortization	1.6	1.6	1.2	1.2	1.1
Selling and distribution expenses	9.0	9.1	8.5	8.7	7.3
General and administrative expenses	1.8	1.7	1.6	1.5	1.3
Other (income) expense, net	(0.2)	0.1	—	—	—

	100.6%	101.2%	97.7%	98.0%	97.1%

Income (loss) from operations	(0.6)%	(1.2)%	2.3%	2.0%	2.9%

Sales Volumes and Prices

        Set forth below are historical U.S. housing starts data, segment sales volumes and average net selling prices for the principal products sold by our Wood Products segment, and sales mix and gross margin information for our Building Materials Distribution segment, in each case for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013.

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(millions)
U.S. Housing Starts(a)
Single-family	0.47	0.43	0.54	0.26	0.31
Multi-family	0.12	0.18	0.24	0.11	0.14

	0.59	0.61	0.78	0.36	0.45

	(millions)
Segment Sales
Wood Products	$687.4	$712.5	$943.3	$453.0	$549.6
Building Materials Distribution	1,778.0	1,779.4	2,190.2	1,032.0	1,262.6
Intersegment eliminations	(224.8)	(243.7)	(354.4)	(165.1)	(215.1)

	$2,240.6	$2,248.1	$2,779.1	$1,319.9	$1,597.2

	(millions)
Wood Products
Sales Volumes
Laminated veneer lumber (LVL) (cubic feet)	6.6	7.1	9.1	4.4	5.4
I-joists (equivalent lineal feet)	106	110	145	69	85
Plywood (sq. ft.) (3/8" basis)	1,088	1,106	1,356	674	701
Lumber (board feet)	149	153	188	90	102

	(dollars per unit)
Wood Products
Average Net Selling Prices
Laminated veneer lumber (LVL) (cubic foot)	$15.53	$15.51	$14.80	$15.00	$15.46
I-joists (1,000 equivalent lineal feet)	937	957	921	931	977
Plywood (1,000 sq. ft.) (3/8" basis)	248	232	295	278	330
Lumber (1,000 board feet)	424	421	430	432	490

	(percentage of Building Materials Distribution sales)
Building Materials Distribution
Product Line Sales
Commodity	49.5%	47.0%	49.9%	48.9%	52.5%
General line	39.2%	40.6%	36.3%	37.7%	32.9%
Engineered wood products	11.3%	12.4%	13.8%	13.4%	14.6%
Gross margin percentage(b)	11.9%	11.7%	11.7%	11.7%	10.0%

(a)
Actual U.S. housing starts as reported by the U.S. Census Bureau.

(b)
We define gross margin as "Sales" less "Materials, labor and other operating expenses (excluding depreciation)." Materials, labor and other operating expenses for our Building Materials Distribution segment primarily includes costs of inventory purchased for resale. Gross margin percentage is gross margin as a percentage of segment sales.

Six Months Ended June 30, 2013 Compared With Six Months Ended June 30, 2012

Sales

        For the six months ended June 30, 2013, total sales increased $277.3 million, or 21%, to $1,597.2 million from $1,319.9 million for the same period in the prior year. The increase in sales was driven primarily by increases in sales volumes and prices for many of the products we manufacture and distribute. Average composite panel and average composite lumber prices for the six months ended

June 30, 2013, were 38% and 29% higher, respectively, than in the same period in the prior year, as reflected by Random Lengths composite panel and lumber prices. Increases in OSB and dimension lumber were the primary drivers of the price increases within the composite indexes. These price changes were a major contributor to the mix shift to a greater proportion of commodity sales, as well as an increase in sales prices in our Building Materials Distribution segment when compared with the same periods in the prior year. U.S. housing starts increased 24% in the first six months of 2013, compared with the same period in the prior year. Single-family housing starts, which are a primary driver of our sales and typically result in higher building product utilization per start than multi-family units, experienced an increase of 20% for the first six months of 2013, compared with the same period in 2012.

        Wood Products.    For the six months ended June 30, 2013, sales, including sales to our Building Materials Distribution segment, increased $96.6 million, or 21%, to $549.6 million from $453.0 million for the same period in the prior year. The increase in sales was due primarily to higher plywood prices and volumes, resulting in increases of $35.9 million and $7.4 million, respectively, as well as increased EWP volumes and prices, resulting in increases of $30.4 million and $6.4 million, respectively. Lumber sales volumes and prices also contributed $5.1 million and $5.8 million, respectively, to the increase in sales. LVL and I-joist sales volumes increased 23% and 24%, respectively. In addition, plywood and lumber prices increased 19% and 13%, respectively, while LVL and I-joist sales prices improved 3% and 5%, respectively. Lumber and plywood sales volumes increased 13% and 4%, respectively.

        Building Materials Distribution.    During the six months ended June 30, 2013, sales increased $230.6 million, or 22%, to $1,262.6 million from $1,032.0 million for the same period in the prior year. Commodity pricing was higher, compared with the same period in the prior year, with the overall increase in sales driven primarily by improvements in sales prices and volumes of 15% and 7%, respectively. By product line, sales of EWP increased 34%, or $46.5 million; commodity sales increased 31%, or $158.0 million; and general line product sales increased 7%, or $26.1 million.

Costs and Expenses

        For the six months ended June 30, 2013, materials, labor, and other operating expenses (excluding depreciation) increased $253.1 million, or 22%, to $1,395.8 million, compared with $1,142.7 million in the same period in the prior year. The increase primarily reflects higher manufacturing costs, including wood costs, labor, glues and resins, and energy. These increases were driven by higher sales volumes of EWP, lumber, and plywood in our Wood Products segment, as well as higher per-unit OSB and log costs, which increased approximately 70% and 10%, respectively, compared with the same period in 2012. However, materials, labor and other operating expenses as a percentage of sales (the "MLO rate") in our Wood Products segment decreased by 120 basis points. The decrease in the MLO rate was primarily the result of improved leveraging of labor costs and other manufacturing costs of 290 and 140 basis points, respectively, due to higher sales, offset partially by increases in wood fiber costs of 310 basis points. In addition, the increase in materials, labor, and other operating expenses was driven by higher purchased materials costs as a result of higher sales volumes in our Building Materials Distribution segment, as well as a 170-basis-point increase in the MLO rate, compared with the prior year, in our Building Materials Distribution segment.

        Depreciation and amortization expenses.    For the six months ended June 30, 2013, these expenses increased $0.7 million, or 5%, to $17.2 million, compared with $16.5 million in the same period in the prior year. The increase was due primarily to purchases of property and equipment.

        Selling and distribution expenses.    During the six months ended June 30, 2013, these costs increased $2.8 million, or 2%, to $117.1 million, compared with $114.3 million during the same period in 2012. The increase was due primarily to higher transportation and payroll costs in our Building Materials Distribution segment of $1.3 million and $1.2 million, respectively, due to increased sales volumes and an increase in other variable expenses, offset partially by lower incentive compensation expenses of $1.5 million.

        General and administrative expenses.    For the six months ended June 30, 2013, these expenses increased $0.6 million, or 3%, to $20.3 million, compared with $19.7 million during the same period in 2012. The increase was due primarily to higher professional service expenses of $1.1 million, offset partially by lower employee-related expenses of $0.8 million.

        For the six months ended June 30, 2013 and 2012, other (income) expense, net, was insignificant.

Income (Loss) From Operations

        Income from operations increased $20.5 million to $46.9 million of income for the six months ended June 30, 2013, compared with $26.4 million for the six months ended June 30, 2012.

        Wood Products.    For the six months ended June 30, 2013, segment income increased $17.5 million to $43.9 million from $26.4 million for the six months ended June 30, 2012. The increase in segment income was driven primarily by higher plywood, EWP, and lumber sales prices. These improvements were offset partially by higher wood fiber costs.

        Building Materials Distribution.    For the six months ended June 30, 2013, segment income improved $3.4 million to $11.3 million from $7.9 million for the six months ended June 30, 2012. The improvement in segment income was driven primarily by a higher gross margin of $5.8 million driven by an increase in sales. However, the gross margin percentage declined 170 basis points, compared with the same period in the prior year. While total selling and distribution expenses increased 3%, these costs decreased as a percentage of segment sales by 160 basis points, as selling and distribution expenses did not increase at the same rate as sales.

Income Tax (Provision) Benefit

        On February 4, 2013, we converted from a limited liability company to a corporation. In addition, we elected to be treated as a corporation for federal and state income tax purposes effective as of January 1, 2013. Therefore, we are subject to federal and state income tax expense beginning January 1, 2013. As a result of our conversion to a corporation, we recorded deferred tax assets, net of deferred tax liabilities, of $68.7 million on our consolidated balance sheet, the effect of which was recorded as an income tax benefit in our consolidated statement of operations during the six months ended June 30, 2013. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates. For the six months ended June 30, 2013, excluding the discrete establishment of net deferred tax assets, we recorded $14.4 million of income tax expense and had an effective rate of 38.9%. During the six months ended June 30, 2013, the primary reason for the difference from the federal statutory income tax rate of 35%, excluding the deferred discrete item, was the effect of state taxes.

        Prior to January 1, 2013, as a limited liability company, we were not subject to entity-level federal or state income taxation. Our income tax provision generally consisted of income taxes payable to state jurisdictions that did not allow for the income tax liability to be passed through to our former sole member as well as income taxes payable by our separate subsidiaries that are taxed as corporations. As a limited liability company, we had an effective tax rate of less than 1%.

2012 Compared With 2011

Sales

        For the year ended December 31, 2012, total sales increased $531.0 million, or 24%, to $2,779.1 million from $2,248.1 million during the year ended December 31, 2011, driven primarily by higher plywood sales volumes and prices, which increased 23% and 27%, respectively, as well as higher EWP sales volumes, which increased 30%, in our Wood Products segment, in each case as compared with the same period in the prior year. In addition, the increase in sales was driven by increases in sales volumes and prices of 13% and 9%, respectively, in our Building Materials Distribution segment, as compared with the same period in 2011. Average composite panel and average composite lumber prices for the year ended December 31, 2012, were 32% and 19% higher, respectively, than in the same period in the prior year, as reflected by Random Lengths composite panel and lumber pricing. Single-family housing starts, which are a primary driver of our sales and typically result in higher building product utilization per start than multi-family units, experienced an increase of 24% for the year, compared with 2011.

        Wood Products.    During the year ended December 31, 2012, sales, including sales to our Building Materials Distribution segment, increased $230.8 million, or 32%, to $943.3 million from $712.5 million in 2011. The increase in sales was due primarily to higher plywood prices and volumes of $84.6 million and $58.0 million, respectively, as well as increased EWP volumes of $63.9 million, with the remaining increases due to increased lumber volumes, offset partially by declines in EWP prices. The increase in sales volumes also drove an increase in shipping and handling revenue of $15.3 million. Plywood sales volumes increased 23%, primarily as a result of increased operating rates and market share gains. LVL and I-joist sales volumes increased 28% and 31%, respectively, due to higher levels of residential construction activity, additional sales to existing customers and sales from new EWP customers. In addition, lumber sales volumes increased 23%. Plywood prices increased 27%, while LVL and I-joist sales prices declined 5% and 4%, respectively.

        Building Materials Distribution.    During the year ended December 31, 2012, sales increased $410.8 million, or 23%, to $2,190.2 million from $1,779.4 million for the prior year. The increase in sales was driven primarily by improvements in sales volumes and prices of 13% and 9%, respectively. By product line, sales of EWP (substantially all of which is sourced through our Wood Products segment) increased 37%, or $81.6 million; commodity sales increased 31%, or $256.6 million; and general line products sales increased 10%, or $72.6 million.

Costs and Expenses

        Materials, labor and other operating expenses, including from related parties (excluding depreciation), increased $410.7 million, or 21%, to $2,403.4 million for the year ended December 31, 2012, compared with $1,992.7 million during the prior year. Higher manufacturing costs, including wood costs, labor, glues and resins and energy, were driven by higher sales volumes of plywood and EWP in our Wood Products segment, as well as higher per-unit log costs, which increased 5% as compared with the same period in 2011. However, the MLO rate in our Wood Products segment decreased by 600 basis points due to higher sales. The decrease in the MLO rate was primarily the result of improved leveraging of labor costs and other manufacturing costs of 340 and 260 basis points, respectively. Wood fiber costs as a percentage of sales for the year ended December 31, 2012 were flat, compared with the prior year. In addition, the increase primarily reflects higher purchased materials costs as a result of higher sales volumes in our Building Materials Distribution segment. The MLO rate was flat, compared with the prior year in our Building Materials Distribution segment.

        Depreciation and amortization expenses decreased $3.6 million, or 10%, to $33.4 million for the year ended December 31, 2012, compared with $37.0 million during the prior year. The decrease was due primarily to certain property and equipment becoming fully depreciated during 2011.

        Selling and distribution expenses increased $30.1 million, or 15%, to $235.1 million for the year ended December 31, 2012, compared with $205.0 million for the prior year. The increase was due primarily to increased compensation and benefit costs of $20.5 million, including performance-based incentive costs, due to our improved operating results, as well as higher transportation costs of

$4.1 million in our Building Materials Distribution segment due to increased sales volumes. The change in transportation costs excludes payroll costs related to shipping and handling, which are included in the change in compensation and benefit costs discussed above.

        General and administrative expenses increased $5.9 million, or 16%, to $43.1 million for the year ended December 31, 2012, compared with $37.2 million for the prior year. The increase was due primarily to higher performance-based incentive costs as a result of improved operating results.

        Outsourcing Services Agreement.    Included in the 2012 and 2011 costs and expenses set forth above are $15.0 million and $14.7 million, respectively, of expenses related to the Outsourcing Services Agreement we have with Boise Inc., under which Boise Inc. provides a number of corporate staff services to us at cost. For more information related to the Outsourcing Services Agreement, see Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements included elsewhere in this prospectus.

        Other (income) expense, net, for the year ended December 31, 2012, was $0.9 million of expense. Other (income) expense, net, for the year ended December 31, 2011, was $3.2 million of expense, including $1.3 million related to the closure of a laminated beam manufacturing plant in Emmett, Idaho, and $2.0 million in noncash asset write-downs.

Income (Loss) From Operations

        Income from operations increased $90.2 million to $63.1 million for the year ended December 31, 2012, compared with a $27.0 million loss for the year ended December 31, 2011. Our improved financial results were driven primarily by higher sales volumes and prices for many of the products we manufacture and distribute, as well as leveraging of labor and manufacturing costs, as discussed above. In addition, during the year ended December 31, 2011, we recorded $3.8 million of charges related to the closure of a manufacturing plant in our Wood Products segment and noncash asset write-downs. These charges are discussed in more detail below.

        Wood Products.    For the year ended December 31, 2012, segment income improved $70.9 million to $55.8 million of income from a $15.1 million loss for the year ended December 31, 2011. The increase in segment income was driven primarily by higher plywood sales prices as well as lower per-unit manufacturing costs resulting from higher sales volumes of EWP and plywood and productivity improvements. These improvements were offset partially by higher wood fiber costs, an increase in selling and distribution costs and declines in EWP prices. In addition, during 2011, we recorded charges of $2.6 million related to the closure of a manufacturing plant in our Wood Products segment and noncash asset write-downs.

        Building Materials Distribution.    For the year ended December 31, 2012, segment income increased $22.0 million to $24.0 million from $2.0 million for the year ended December 31, 2011. The improvement in segment income was driven primarily by a 13% improvement in sales volumes with gross margin as a percentage of sales flat, compared with the prior year. While total selling and distribution expenses increased 13%, these costs decreased as a percentage of segment sales by 90 basis points, as selling and distribution expenses did not increase at the same rate as sales. In addition, during 2011, we recorded a noncash asset write-down of $1.2 million.

Other

        Foreign Exchange Gain (Loss).    For the year ended December 31, 2012, foreign exchange gain (loss) was approximately break-even, compared with a loss of $0.5 million for the prior year. During 2012, the U.S. dollar, compared with the Canadian dollar, was flat.

        Interest Expense.    Interest expense increased $2.8 million, or 15%, to $21.8 million for the year ended December 31, 2012, compared with $19.0 million for the prior year. Amortization of deferred financing costs increased approximately $1.7 million from the prior year due primarily to the write-off of deferred financing costs associated with our senior subordinated notes that were redeemed in the fourth quarter of 2012. In addition, in conjunction with the issuance of the initial notes on October 22, 2012, we also issued a redemption notice on the remaining senior subordinated notes outstanding, which required us to pay $1.0 million of interest through the redemption date of November 21, 2012.

2011 Compared With 2010

Sales

        For the year ended December 31, 2011, total sales increased $7.5 million, or 0.3%, to $2,248.1 million from $2,240.6 million during the year ended December 31, 2010, driven primarily by increases in sales volumes for LVL, I-joists and plywood of 8%, 5% and 2%, respectively, as compared with 2010, as well as higher byproduct sales, offset partially by a decrease in plywood prices of 6%, as compared with 2010. U.S. housing starts increased 4% in 2011, compared with the prior year. However, single-family housing starts, which are a primary driver of our sales and typically result in higher building product utilization per start than multi-family units, declined 9% for the year, compared with 2010. Commodity product prices in 2011 were much less volatile than commodity product prices in 2010. Average composite lumber and panel prices in 2011 were 4% and 10% lower, respectively, than in 2010, as reflected by Random Lengths composite lumber and panel pricing.

        Wood Products.    For the year ended December 31, 2011, sales, including sales to our Building Materials Distribution segment, increased $25.1 million, or 4%, to $712.5 million from $687.4 million in 2010. The increase in sales was due primarily to higher EWP and plywood sales volumes of $12.7 million and $4.6 million, respectively, as well as higher byproduct sales of $11.3 million, offset partially by lower plywood prices of $16.9 million. The increase in sales volumes also drove an increase in shipping and handling revenue of $6.8 million. In 2011, LVL and I-joist sales volumes increased 8% and 5%, respectively, due to the capture of further sales opportunities with customers in the U.S. and Canada and further EWP market penetration. Compared with 2010, I-joist prices increased 2%, while LVL prices were flat. Plywood volumes increased 2% in 2011, while plywood prices decreased 6%, compared with the prior year.

        Building Materials Distribution.    For the year ended December 31, 2011, sales increased $1.4 million, or 0.1%, to $1,779.4 million from $1,778.0 million for the year ended December 31, 2010. Compared with 2010, the overall volume of product sold and product sales prices were flat. By product line, sales of EWP increased 10%, or $19.7 million, and general line product sales increased 3%, or $25.5 million, offset by a 5%, or $43.8 million, decline in commodity sales due to lower pricing.

Costs and Expenses

        Materials, labor and other operating expenses, including from related parties (excluding depreciation), increased $11.7 million, or 1%, to $1,992.7 million for the year ended December 31, 2011, compared with $1,981.0 million during the prior year. The increase primarily reflects higher manufacturing costs, including wood costs, labor, glues and resins and energy, as a result of higher sales volumes of EWP and plywood in our Wood Products segment. In addition, the MLO rate increased by 20 basis points. Within wood costs, delivered-log costs were 6% higher in 2011, as compared with 2010, driven by higher log costs in the Pacific Northwest, offset partially by lower costs for OSB in our I-joist production. In our Wood Products segment, the MLO rate increased by 50 basis points. The increase in the Wood Products segment MLO rate was primarily the result of higher wood fiber costs and labor costs of 230 and 40 basis points, respectively, offset partially by a 220- basis-point decrease in other manufacturing costs.

        Depreciation and amortization expenses increased $2.1 million, or 6%, to $37.0 million for the year ended December 31, 2011, compared with $34.9 million during the prior year. The increase was due primarily to purchases of property and equipment and accelerated depreciation of $0.4 million on a closed manufacturing plant in our Wood Products segment.

        Selling and distribution expenses increased $2.5 million, or 1%, to $205.0 million for the year ended December 31, 2011, compared with $202.5 million for the prior year. The increase was due primarily to higher employee-related expenses of $1.4 million, including costs in our Wood Products segment to support our growing EWP sales in Canada. In addition, in our Building Materials Distribution segment, higher transportation costs of $1.4 million were offset partially by lower other variable expenses. The change in transportation costs excludes payroll costs related to shipping and handling, which are included in the change in compensation and benefit costs discussed above.

        General and administrative expenses, including from related party, decreased $2.8 million, or 7%, to $37.2 million for the year ended December 31, 2011, compared with $40.0 million for the prior year. The decrease was due primarily to lower incentive compensation costs.

        Outsourcing Services Agreement.    Included in the 2011 and 2010 costs and expenses set forth above are $14.7 million and $14.4 million, respectively, of expenses related to the Outsourcing Services Agreement we have with Boise Inc., under which Boise Inc. provides a number of corporate staff services to us at cost. For more information related to the Outsourcing Services Agreement, see Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements included elsewhere in this prospectus.

        Other (income) expense, net, for the year ended December 31, 2011, was $3.2 million of expense, including $1.3 million related to the closure of a laminated beam manufacturing plant in Emmett, Idaho, and $2.0 million in noncash asset write-downs. In 2010, other (income) expense included $4.6 million of income associated with receiving proceeds from a litigation settlement related to vendor product pricing.

Income (Loss) From Operations

        Loss from operations increased $13.8 million to a $27.0 million loss for the year ended December 31, 2011, compared with a $13.2 million loss for the year ended December 31, 2010, due primarily to a 20-basis-point decline in gross margins, as further described below, and $3.8 million of charges related to the closure of a laminated beam manufacturing plant in Emmett, Idaho, and noncash asset write-downs. Also, 2010 benefited from $4.6 million of income from a litigation settlement related to vendor product pricing. These changes are discussed in more detail below.

        Wood Products.    Segment loss increased $7.0 million, or 86%, to $15.1 million for the year ended December 31, 2011, from $8.1 million for the year ended December 31, 2010. The increase in segment loss was driven primarily by a 6% decrease in plywood prices, offset partially by higher prices and sales volumes in our EWP business, as well as higher byproduct sales. In addition, depreciation and amortization expense and selling and distribution costs increased in 2011, compared with the prior year. During 2011, we also recorded charges of $2.6 million related to the closure of a laminated beam manufacturing plant in Emmett, Idaho, and noncash asset write-downs. During 2010, the segment benefited from $0.5 million of income from a litigation settlement related to vendor product pricing. Excluding the $2.6 million of closure costs and noncash asset write-downs from the 2011 results and the $0.5 million litigation settlement from the 2010 results, segment loss increased $3.9 million.

        Building Materials Distribution.    Segment income decreased $9.6 million, or 83%, to $2.0 million for the year ended December 31, 2011, from $11.6 million for the year ended December 31, 2010. The decrease in income was driven by a 20-basis-point decline in gross margins resulting from competitive pressures and more stable commodity pricing, allowing for less margin opportunity, a $0.9 million increase in depreciation and amortization expense and higher transportation costs. In addition, during 2011, we recorded $1.2 million of noncash asset write-downs. During 2010, the segment benefited from $4.1 million of income from a litigation settlement related to vendor product pricing. Excluding the $1.2 million of noncash asset write-downs from the 2011 results and the $4.1 million litigation settlement from the 2010 results, segment income declined $4.3 million.

Other

        Foreign Exchange Gain (Loss).    For the year ended December 31, 2011, foreign exchange loss was $0.5 million, compared with a gain of $0.4 million for the prior year. The 2011 loss was driven primarily by the strengthening of the U.S. dollar, compared with the Canadian dollar.

        Interest Expense.    Interest expense decreased $2.0 million, or 10%, to $19.0 million for the year ended December 31, 2011, compared with $21.0 million for the prior year. We paid down outstanding borrowings on our revolving credit facility in April 2010 and repurchased $8.6 million of our senior subordinated notes in December 2010, which subsequently lowered our interest expense. In addition, interest expense was higher in 2010 due to the write-off of a portion of deferred financing costs associated with the April 2010 paydown and commitment reduction of our prior revolving credit facility.

Acquisitions

        On September 30, 2013, we completed the acquisition of the Southeast operations of Wood Resources LLC for an aggregate purchase price of $102.0 million paid in cash (subject to a working capital adjustment). These operations consist of two plywood manufacturing facilities located in North Carolina and South Carolina. We acquired these operations through the acquisition of 100% of the equity interests of Chester Wood Products LLC and Moncure Plywood LLC.

        In February 2012, we completed the purchase of a sawmill in Arden, Washington, which we believe will improve fiber integration and enhance the product mix capabilities of our Inland Region lumber operations.

Liquidity and Capital Resources

        On February 11, 2013, we issued 13,529,412 shares of common stock in our initial public offering. Following this initial public offering, we received proceeds of approximately $262.6 million, net of underwriting discounts and offering expenses. We used $25.0 million of the net proceeds to repay borrowings under our Revolving Credit Facility, $77.0 million for the acquisition of two plywood plants in North Carolina and South Carolina (the aggregate purchase price for such acquisition was $102.0 million and was financed with $77.0 million of cash from the initial public offering and a $25.0 million draw under our revolving credit facility), $100.0 million to repurchase 3,864,062 shares of our common stock from BC Holdings, and the remainder used for capital spending and working capital. For more information, see "Prospectus Summary—Recent Developments."

        On August 15, 2013, Boise Cascade issued $50 million aggregate principal amount of Outstanding Notes through a private offering that was exempt from registration under the Securities Act. The Outstanding Notes were priced at 103.5% of their principal amount plus accrued interest from May 1, 2013 and were issued as additional notes under the indenture dated as of October 22, 2012. The proceeds are available for working capital and general corporate purposes.

        At June 30, 2013, we had $232.7 million of cash and cash equivalents, $250.0 million of long-term debt and $523.4 million of available liquidity (cash and cash equivalents and unused borrowing capacity under our Revolving Credit Facility). We generated $178.2 million of cash during the six months ended June 30, 2013, as cash provided by net proceeds from our initial public offering was offset by cash used for operations, net payments of $25.0 million on our Revolving Credit Facility, and capital spending, as discussed below.

        On September 7, 2012, we entered into a first amendment to our Revolving Credit Facility, which increased the aggregate lending commitments under our Revolving Credit Facility from $250.0 million to $300.0 million. On October 12, 2012, we borrowed $50.0 million under our Revolving Credit Facility to partially fund the redemption of $75.0 million of our senior subordinated notes. In addition, on October 22, 2012, we issued $250.0 million aggregate amount of initial notes to fund the redemption of our remaining senior subordinated notes and for general corporate purposes. We repaid $25.0 million of borrowings under our Revolving Credit Facility on December 20, 2012. On August 15, 2013, we entered into another amendment to the Revolving Credit Facility to, among other things, increase the aggregate commitments thereunder to $350.0 million. See "—Financing Activities" below for more information.

        We ended 2012 with $54.5 million of cash and cash equivalents and $275.0 million of long-term debt. At December 31, 2012, we had $250.2 million of available liquidity (unrestricted cash and cash equivalents and unused borrowing capacity under our Revolving Credit Facility). We used $127.9 million of cash during the year ended December 31, 2012, as cash provided by operations and issuances of long-term debt were more than offset by distributions to BC Holdings, debt payments, capital spending and acquisitions, as discussed below.

        At June 30, 2013, our cash was invested in high-quality, short- term investments, which we record in "Cash and cash equivalents." The credit quality of our portfolio of short-term investments remains strong, with the majority of our cash and cash equivalents invested in money market funds that are broadly diversified and invested in high-quality, short-duration securities, including commercial paper, certificates of deposit, U.S. government agency securities and similar instruments. We have significant amounts of cash and cash equivalents that are in excess of federally insured limits. Though we have not experienced any losses on our cash and cash equivalents to date and we do not anticipate incurring any losses, we cannot be assured that we will not experience losses on our short-term investments.

        We believe that our cash flows from operations, combined with our current cash levels and available borrowing capacity, will be adequate to fund debt service requirements and provide cash, as required, to support our ongoing operations, capital expenditures, lease obligations, working capital, and pension contributions for at least the next 12 months. In response to the continued economic uncertainty and to conserve our liquidity, we will continue to manage production levels to sales demand.

        In recent years, our reported pension benefit obligations have grown significantly, primarily due to the low-interest-rate environment in the U.S. and its impact on the discount rate assumptions used to measure the present value of our pension benefit obligations. Assuming the low-interest-rate environment persists, we expect to have significant pension funding obligations. At December 31, 2012, we used a discount rate assumption of 3.75% to measure the present value of our pension benefit obligations, which resulted in a reported pension benefit obligation of approximately $504.7 million. The fair value of our pension plan assets at December 31, 2012, was approximately $312.2 million, and thus we reported an underfunded status of our defined benefit pension plans of approximately $192.5 million. If our discount rate assumption had declined by an additional 50 basis points to 3.25%, we estimate that our reported pension benefit obligation and underfunded status of our plans would have increased by approximately $37 million at December 31, 2012.

        We intend to fund our future pension obligations with cash on hand, cash generated from operations and external financing. See "—Contractual Obligations" for an estimate of future minimum pension funding obligations. Also see "—Critical Accounting Estimates" and Note 11, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus for a further discussion of the assumptions used to measure the present value of our pension benefit obligations.

Sources and Uses of Cash

        We generate cash from sales of our products, short-term and long-term borrowings and equity offerings. Our primary uses of cash are for expenses related to the manufacture and distribution of building products, including inventory purchased for resale, fiber, labor, energy and glues and resins. In addition to paying for ongoing operating costs, we use cash to invest in our business, repay debt and meet our contractual obligations and commercial commitments. Below is a discussion of our sources and uses of cash for operating activities, investing activities and financing activities.

	Year Ended December 31			Six Months Ended June 30
	2010	2011	2012	2012	2013
	(thousands)
Net cash provided by (used for) operations	$10,287	$(42,981)	$80,136	$4,783	$(45,823)
Net cash used for investment	(35,453)	(36,617)	(29,434)	(13,163)	(13,486)
Net cash provided by (used for) financing	2,666	(2,548)	(178,650)	—	237,469

Operating Activities

Six Months Ended June 30, 2013 Compared With Six Months Ended June 30, 2012

        For the six months ended June 30, 2013, our operating activities used $45.8 million of cash, compared with $4.8 million of cash provided by operations in the same period in 2012. The $45.8 million of cash used for operations was due primarily to a $79.7 million increase in working capital, cash paid for income taxes of $12.7 million, and pension contributions of $10.0 million, offset partially by $62.0 million of income (before noncash income and expenses). The $4.8 million of cash provided by operations during the six months ended June 30, 2012, was driven primarily by $40.3 million of income (before noncash income and expenses), offset partially by increases in working capital of $28.7 million and pension contributions of $7.9 million.

        The increase in working capital in both periods was attributable primarily to higher receivables and inventories, offset partially by an increase in accounts payable and accrued liabilities. The increase in receivables primarily reflects increased sales of approximately 37% and 48%, comparing sales for the months of June 2013 and 2012 with sales for the months of December 2012 and 2011, respectively. The increase in inventories during the six months ended June 30, 2013, represents normal seasonal inventory build, product line expansions, and cost inflation on inventory purchased for resale and key raw materials we consume in the manufacture of wood products. The increase in accounts payable and accrued liabilities provided $36.8 million of cash during the six months ended June 30, 2013, compared with $68.2 million in the same period a year ago. We have accrued less incentive compensation during the six months ended June 30, 2013, compared with the same period in 2012. Also, the majority of the employee incentive compensation that was accrued in 2012 was paid out in first quarter 2013.

2012 Compared With 2011

        In 2012, our operating activities generated $80.1 million of cash, compared with $43.0 million of cash used for operating activities in 2011. Compared with 2011, the $123.1 million increase in cash provided by operations in 2012 relates primarily to the following:

  •
  A $70.9 million increase in income in our Wood Products segment and a $22.0 million increase in income in our Building Materials Distribution segment.  As discussed under "—Operating Results," the improvement in results for 2012 was the result of higher sales volumes and prices for many of the products we manufacture and distribute, as well as leveraging of labor and manufacturing costs.

  •
  A $6.7 million increase in working capital during 2012, compared with a $34.8 million increase in working capital during 2011.  Working capital is subject to cyclical operating needs, the timing of the collection of receivables, the payment of payables and expenses, and to a lesser extent, seasonal fluctuations in our operations. The increases in working capital in both periods were attributable primarily to higher receivables and inventories, offset partially by an increase in accounts payable and accrued liabilities. The increases in receivables in both periods primarily reflect increased sales of approximately 16% and 11%, comparing sales for the months of December 2012 and 2011 with sales for the months of December 2011 and 2010, respectively. While inventory turns improved in 2012, compared with 2011, inventories increased in 2012 due primarily to an increase in finished goods inventory in each of our segments due to product line expansions and an improvement in demand for our products from higher residential construction activity and market share gains. Accounts payable and accrued liabilities increased in 2012 driven primarily by higher compensation and benefit-related accrued liabilities, as well as higher accounts payable, driven by higher inventories. We accrued more incentive compensation during the year ended December 31, 2012, compared with 2011, resulting from improved results of operations in 2012. We expect to pay out the majority of accrued incentive compensation in the first quarter of 2013.

  •
  A decrease in cash contributions to our pension plans.  During 2012, we used $8.5 million of cash to make pension contributions, compared with $13.6 million during 2011.

2011 Compared With 2010

        In 2011, our operating activities used $43.0 million of cash, compared with $10.3 million of cash provided by operating activities in 2010. Compared with 2010, the $53.3 million increase in cash used for operations in 2011 relates primarily to the following:

  •
  A $9.6 million decrease in income in our Building Materials Distribution segment and a $7.0 million increase in losses in our Wood Products segment.  The decline in results for 2011 was the result of a 20-basis-point decline in gross margins and higher transportation costs in our Building Materials Distribution segment. During 2010, we recorded $4.6 million of income for cash received from a litigation settlement related to vendor product pricing, of which $4.1 million was recorded in the Building Materials Distribution segment and $0.5 million in the Wood Products segment. Also, in our Wood Products segment, the increased loss was driven by a decrease in plywood selling prices and an increase in selling and distribution costs, offset partially by higher prices and sales volumes in our EWP business as well as higher byproduct sales.

  •
  A $34.8 million increase in working capital during 2011, compared with a $2.6 million increase in working capital during 2010.  Working capital is subject to cyclical operating needs, the timing of the collection of receivables, the payment of payables and expenses, and to a lesser extent, seasonal fluctuations in our operations. The increases in working capital in both periods were attributable primarily to higher receivables and inventories, offset partially by an increase in accounts payable and accrued liabilities. The increases in receivables in both periods primarily reflect increased sales of approximately 11% and 14%, comparing sales for the months of December 2011 and 2010 with sales for the months of December 2010 and 2009, respectively. The increase in inventories in 2011 primarily represents an increase in log and plywood inventory in our Wood Products segment. Accounts payable and accrued liabilities increased in 2011, as higher accounts payable, driven by higher inventories, were mostly offset by lower compensation and benefit-related accrued liabilities. We accrued less incentive compensation during the year ended December 31, 2011, compared with 2010, and the majority of the employee incentive compensation that was accrued in 2010 was paid out in first quarter 2011.

  •
  An increase in cash contributions to our pension plans.  During 2011, we used $13.6 million of cash to make pension contributions, compared with $3.9 million during 2010.

Investment Activities

        Net cash used for investing activities was $13.5 million and $13.2 million during the six-month period ended June 30, 2013 and 2012, respectively, and $29.4 million, $36.6 million and $35.5 million during 2012, 2011 and 2010, respectively.

Six Months Ended June 30, 2013 Compared With Six Months Ended June 30, 2012

        During the six months ended June 30, 2013 and 2012, we used approximately $14.0 million and $11.0 million, respectively, of cash for purchases of property and equipment, including business improvement and quality/efficiency projects, replacement and expansion projects, and ongoing environmental compliance. Excluding acquisitions, we expect capital expenditures in 2013 to total approximately $40 million to $45 million, including the replacement of a dryer at our Oakdale, Louisiana, facility. This level of capital expenditures could increase or decrease as a result of a number of factors, including our financial results, future economic conditions, and timing of equipment purchases. During the six months ended June 30, 2012, we also used $2.4 million for the acquisition of a sawmill in Arden, Washington, which we believe improves wood fiber integration and enhances the product mix capabilities in our Inland Region lumber operations.

        In connection with our acquisition of the Southeast operations of Wood Resources LLC, which was completed on September 30, 2013, we used $77.0 million of cash on hand and $25.0 million of borrowings under our Revolving Credit Facility.

2012

        During the year ended December 31, 2012, we used approximately $27.4 million of cash for purchases of property and equipment, which included expenditures for the rebuild of veneer dryers, as well as costs related to other replacement projects and ongoing environmental compliance. In addition, we spent $2.4 million for the acquisition of a sawmill in Arden, Washington, which we believe will improve fiber integration and enhance the product mix capabilities in our Inland Region lumber operations.

        Details of 2012 capital investment by segment are included in the table below:

	Year Ended December 31, 2012
	Acquisition/ Expansion	Quality/ Efficiency(a)	Replacement, Environmental, and Other(b)	Total
	(millions)
Wood Products	$2.4	$4.4	$15.9	$22.7
Building Materials Distribution	1.7	0.7	4.7	7.1
Corporate and Other	—	—	—	—

	$4.1	$5.1	$20.6	$29.7

(a)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

(b)
During 2012, we spent approximately $1.3 million on environmental compliance. We expect to spend approximately $3.5 million in 2013 for this purpose.

2011

        During the year ended December 31, 2011, we used approximately $33.5 million of cash for purchases of property and equipment, which included expansions of certain facilities (particularly Dallas, Texas) in our Building Materials Distribution segment. In addition, we spent $5.8 million for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho and received proceeds of $3.1 million from the sale of assets, including the sale of certain land and timber holdings.

        Details of 2011 capital investment by segment are included in the table below:

	Year Ended December 31, 2011
	Acquisition/ Expansion	Quality/ Efficiency(a)	Replacement, Environmental, and Other(b)	Total
	(millions)
Wood Products	$5.9	$6.2	$17.2	$29.3
Building Materials Distribution	3.9	0.1	6.0	10.0
Corporate and Other	—	—	—	—

	$9.8	$6.3	$23.2	$39.3

(a)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

(b)
During 2011, we spent approximately $2.4 million on environmental compliance.

2010

        During 2010, we used approximately $35.8 million of cash for purchases of property and equipment, which included expenditures for a new veneer dryer as well as costs related to other replacement projects and ongoing environmental compliance. During 2010, we received $1.3 million of net proceeds from the sale of property and equipment.

        Details of 2010 capital investment by segment are included in the table below:

	Year Ended December 31, 2010
	Acquisition/ Expansion	Quality/ Efficiency(a)	Replacement, Environmental, and Other(b)	Total
	(millions)
Wood Products	$0.4	$12.3	$10.2	$22.9
Building Materials Distribution	0.9	—	12.0	12.9
Corporate and Other	—	—	—	—

	$1.3	$12.3	$22.2	$35.8

(a)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

(b)
During 2010, we spent approximately $1.7 million on environmental compliance.

Financing Activities

        On February 11, 2013, we issued 13,529,412 shares of common stock in our initial public offering. Following this initial public offering, we received proceeds of approximately $262.6 million, after deducting underwriting discounts and commissions of approximately $19.2 million and offering expenses of approximately $2.3 million.

        During the six months ended June 30, 2013, we borrowed $55.0 million under our Revolving Credit Facility to fund working capital needs, which was subsequently repaid during the same period with cash on hand. We used $25.0 million of the net proceeds from our initial public offering to repay the remaining borrowings under our Revolving Credit Facility, resulting in no borrowings outstanding under our Revolving Credit Facility at June 30, 2013.

        As described in Note 13, Subsequent Events, of our unaudited quarterly consolidated financial statements included elsewhere in this prospectus, we repurchased 3,864,062 shares of our common stock from BC Holdings on July 30, 2013 for $100.0 million.

        On August 15, 2013, we issued the Outstanding Notes in a private offering that was exempt from registration under the Securities Act. The Outstanding Notes were priced at 103.5% of their principal amount plus accrued interest from May 1, 2013 and were issued as additional notes under the indenture dated as of October 22, 2012 governing the initial notes. On September 30, 2013, we used $25.0 million of borrowings under our Revolving Credit Facility, along with cash on hand, to acquire the Southeast operations of Wood Resources LLC.

        During 2012, we repaid our senior subordinated notes with cash on hand, borrowings under our Revolving Credit Facility and the issuance of the initial notes. On October 12, 2012, we borrowed $50.0 million under the Revolving Credit Facility to partially fund the redemption of $75.0 million of our senior subordinated notes. In addition, on October 22, 2012, we issued $250.0 million aggregate amount of initial notes to fund the redemption of our remaining senior subordinated notes and for general corporate purposes. We repaid $25.0 million of borrowings under the Revolving Credit Facility on December 20, 2012. We also used $5.8 million of cash for financing costs related primarily to the initial notes. In addition, during 2012, we made $228.3 million of distributions to BC Holdings, our sole equityholder at the time.

        During 2011, we used $2.5 million of cash for financing costs related to our Revolving Credit Facility, as discussed below.

        During 2010, we received $86.1 million from BC Holdings from its sale of 18.3 million Boise Inc. shares. We repurchased $8.6 million of senior subordinated notes for $8.5 million, plus accrued interest. On April 1, 2010, we borrowed $45.0 million under our revolving credit facility, bringing the total amount outstanding to $120.0 million. On April 30, 2010, we repaid the $120.0 million, and we permanently reduced the lending commitments by a like amount, bringing the total commitments under our revolving credit facility to $170.0 million. This debt reduction, in combination with capital spending, fulfilled our obligations under the indenture governing our senior subordinated notes with respect to net available cash received in connection with the sale of Boise Inc. shares.

Debt Structure

        At December 31, 2011 and 2012 and June 30, 2013, our long-term debt was as follows:

	December 31
			June 30 2013
	2011	2012
	(millions)
Revolving Credit Facility	$—	$25.0	$—
Initial 6.375% senior notes	—	250.0	250.0
7.125% senior subordinated notes	219.6	—	—

Total long-term debt	$219.6	$275.0	$250.0

Revolving Credit Facility

        On July 13, 2011, Boise Cascade and its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C. and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into the $250 million Revolving Credit Facility with Wells Fargo Capital Finance, L.L.C., as agent, and the banks named therein as lenders. Borrowings under the Revolving Credit Facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory reduced by outstanding borrowings and letters of credit ("Availability"). On September 7, 2012, we entered into a first amendment to the credit agreement governing the Revolving Credit Facility, which increased the aggregate lending commitments thereunder to $300 million. Other key terms of the credit agreement were unchanged by the amendment. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our Revolving Credit Facility. The consent and amendment provided consent to, among other things, the distributions of $225.0 million in aggregate to BC Holdings made in late December 2012 and our conversion to a corporation effected on February 4, 2013. On May 15, 2013, we entered into a third amendment to the credit agreement governing the Revolving Credit Facility, which reduced unused commitment fees as described below. See "Description of Revolving Credit Facility." On July 19, 2013, we entered into the fourth amendment to the Revolving Credit Facility to permit the share repurchase, as described in "Prospectus Summary—Recent Developments—Share Repurchase and Secondary Offering." On August 15, 2013, we entered into the fifth amendment to the Revolving Credit Facility that increases the aggregate revolving commitments from $300.0 million to $350.0 million, extends the maturity date to July 31, 2018 and provides for additional flexibility under certain covenants by reducing the threshold availability of the revolving commitments required in order to, among other things, make certain restricted payments and investments.

        The Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with either (i) pro forma Excess Availability (as defined in the Revolving Credit Facility) equal to or exceeding 25% of the aggregate Revolver Commitments (as defined in the Revolving Credit Facility) or (ii) (x) pro forma Excess Availability equal to or exceeding 15% of the aggregate Revolver Commitment and (y) a fixed charge coverage ratio of at least 1:1 on a pro forma basis.

        Effective with the fifth amendment, interest rates under the Revolving Credit Facility are based, at the company's election, on either LIBOR or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.50% to 2.00% for loans based on LIBOR and from 0.50% to 1.00% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a 0.15% fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, effective with the third amendment, the company is required to pay an unused commitment fee at a rate of 0.375% per annum of the average unused portion of the lending commitments. If we have utilized more than 40% of the commitments, the unused commitment fee percentage reduces to 0.25%.

        At June 30, 2013, and December 31, 2012, we had no borrowings and $25.0 million outstanding, respectively, under the Revolving Credit Facility and $9.3 million and $10.0 million, respectively, of letters of credit outstanding. These letters of credit and borrowings reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount. The maximum borrowings under the Revolving Credit Facility were $75.0 million during the six months ended June 30, 2013.

Senior Subordinated Notes

        In October 2004, Boise Cascade issued $400 million of 7.125% senior subordinated notes due in 2014. Through 2011, we repurchased a portion of the senior subordinated notes, resulting in

$219.6 million of notes outstanding at December 31, 2011. On October 15, 2012, we redeemed $75.0 million of the senior subordinated notes at par value with $25.0 million of cash on hand and $50.0 million borrowed under the Revolving Credit Facility. Net proceeds from the offering of the initial notes (as discussed below in "—Debt Refinancing") were used to redeem the remaining $144.6 million of the senior subordinated notes, plus $1.0 million of interest through the related redemption date of November 21, 2012.

Debt Refinancing

        On October 22, 2012, Boise Cascade and its wholly owned subsidiary, Boise Finance, issued $250 million of the initial notes through a private placement that was exempt from the registration requirements of the Securities Act. Interest on the initial notes is payable semiannually in arrears on May 1 and November 1. On March 28, 2013, Boise Finance was merged with and into Boise Cascade, with Boise Cascade as the surviving entity and sole issuer of the initial notes. The initial notes are guaranteed by each of our existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our Revolving Credit Facility.

        The indenture governing the notes restricts the issuance of dividends other than a $100 million basket and except to the extent we have a consolidated leverage ratio no greater than 3.5:1.0. In addition, subject to compliance with a 2.0:1.0 consolidated coverage ratio, we will be entitled to make dividends in an amount generally equal to 50% of our net income from the date of the indenture governing the notes plus any contribution to equity or proceeds from sales of equity; provided that such amount will be reduced to the extent of certain other restricted payments, including pursuant to the 3.5:1.0 leverage ratio.

        As a result of this refinancing, we extended the maturity of a portion of our long-term debt and lowered the related interest rate. Following the sale of the initial notes, we used a portion of the net proceeds of the sale to repay the senior subordinated notes at par plus interest through the redemption date. The remaining proceeds are available for general corporate purposes.

        On May 8, 2013, we completed an offer to exchange any and all of our outstanding initial notes for a like principal amount of new 6.375% Senior Notes due 2020, which have been registered under the Securities Act. $250 million in aggregate principal amount (or 100%) of the outstanding initial notes were tendered upon closing of the exchange offer for an equivalent amount of registered initial notes.

        The $50.0 million of Outstanding Notes were issued as "Additional Notes" on August 15, 2013 under the indenture governing the initial notes.

Cash Paid for Interest

        For the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, cash payments for interest were $18.6 million, $16.7 million, $18.1 million, $8.4 million and $9.2 million, respectively.

Contractual Obligations

        In the table below, we set forth our enforceable and legally binding obligations as of December 31, 2012. Some of the amounts included in the table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Purchase orders made in the ordinary course of business are excluded from the table below. Any amounts for which we are liable under purchase orders are reflected on our consolidated balance sheets as accounts payable and accrued liabilities.

	Payments Due by Period
	2013	2014 - 2015	2016 - 2017	Thereafter	Total
	(in millions)
Long-term debt(a)	$—	$—	$25.0	$250.0	$275.0
Interest(b)	16.8	32.9	32.2	47.8	129.7
Operating leases(c)	12.3	22.5	17.6	36.7	89.2
Purchase obligations
Raw materials and finished goods inventory(d)	100.1	116.0	5.6	5.4	227.1
Utilities(e)	8.6	—	—	—	8.6
Other	1.5	0.4	—	—	1.9
Other long-term liabilities reflected on our Balance Sheet
Compensation and benefits(f)	17.0	49.0	42.1	105.2	213.3
Other(g)(h)	2.7	3.0	1.8	5.7	13.2

Total	$159.0	$223.8	$124.3	$450.8	$958.0

(a)
These borrowings are further explained in "—Liquidity and Capital Resources—Financing Activities." The table assumes our long-term debt is held to maturity.

(b)
Amounts represent estimated interest payments on the initial notes and outstanding borrowings under the Revolving Credit Facility as of December 31, 2012, assuming these instruments are held to maturity. Unused commitment fees and letter of credit fees payable under the Revolving Credit Facility are excluded from the table above.

(c)
We enter into operating leases in the normal course of business. We lease a portion of our distribution centers as well as other property and equipment under operating leases. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our operating lease obligations would change if we exercised these renewal options and/or if we entered into additional operating lease agreements. For more information, see Note 6, "Leases," to our audited consolidated financial statements included elsewhere in this prospectus.

(d)
Amounts represent contracts to purchase approximately $227 million of wood fiber, approximately $50 million of which is purchased pursuant to fixed-price contracts and approximately $177 million of which is purchased pursuant to variable-price contracts. The $177 million is estimated using first quarter 2013 pricing, but the actual prices will depend on future market prices. Under most of these log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

(e)
We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. These payment obligations were valued either at market prices as of December 31, 2012, or at a fixed price, in each case in accordance with the terms of the related utility contract or tariff. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

(f)
Amounts consist primarily of our pension obligation and, to a lesser extent, the current portion of employee-related compensation liabilities of $5.3 million. Actuarially determined liabilities related to pension benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, expected rate of compensation increases, retirement and mortality rates and other factors. Changes in estimates and assumptions related to the measurement of funded status could have a material impact on the amount reported. In the table above, we allocated our pension obligations by year based on the future required minimum pension contributions, as determined by our actuaries.

(g)
Includes current liabilities of $2.7 million.

(h)
We have excluded $3.0 million and $1.0 million of deferred lease costs and deferred gains, respectively, from the other long-term liabilities in the above table. These amounts have been excluded because deferred lease costs relate to operating leases which are already reflected in the operating lease category above and deferred gains do not represent a contractual obligation that will be settled in cash.

        In addition to the contractual obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business.

Off-Balance-Sheet Activities

        At June 30, 2013 and December 31, 2012, we had no material off-balance-sheet arrangements with unconsolidated entities.

Guarantees

        Note 9, "Debt," Note 15, "Commitments, Legal Proceedings and Contingencies, and Guarantees" and Note 18, "Consolidating Guarantor and Nonguarantor Financial Information," to our audited consolidated financial statements included elsewhere in this prospectus describe the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make. As of June 30, 2013, there have not been any material changes to such guarantees.

Seasonal and Inflationary Influences

        We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the building products industry. Seasonal changes in levels of building activity affect our building products businesses, which are dependent on housing starts, repair and remodeling activities and light commercial construction activities. We typically report lower sales in the first and fourth quarters due to the impact of poor weather on the construction market, and we generally have higher sales in the second and third quarters, reflecting an increase in construction due to more favorable weather conditions. We typically have higher working capital in the second and third quarters due to the summer building season. Seasonally cold weather increases costs, especially energy consumption, at most of our manufacturing facilities.

        Our major costs of production are wood fiber, labor, glue and resins and energy. Wood fiber costs, glue and resin costs and diesel fuel prices have been volatile in recent years.

Employees

        As of October 13, 2013, we had approximately 5,210 employees. Approximately 27% of these employees work pursuant to collective bargaining agreements. As of October 13, 2013, we had nine collective bargaining agreements. Two agreements, covering 375 employees at our facility in Florien,

Louisiana, and 283 employees at our facility in Oakdale, Louisiana, expired on July 15, 2013 but have been indefinitely extended by the parties, subject to either party submitting a ten-day written notice to terminate. We expect these two agreements to be negotiated together. If these agreements are not renewed or extended upon their termination, we could experience a material labor disruption or significantly increased labor costs, which could prevent us from meeting customer demand or reduce our sales and profitability.

Disclosures of Financial Market Risks

        In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates and commodity price risk. In 2010, 2011 and 2012, and the six months ended June 30, 2013, we did not use derivative instruments.

Interest Rate Risk

        When we have loan amounts outstanding on the Revolving Credit Facility, we are exposed to interest rate risk arising from fluctuations in interest rates. In 2010, 2011 and 2012, and the six months ended June 30, 2013, we did not use any interest rate swap contracts to manage this risk.

Foreign Currency Risk

        We have sales in countries outside the United States. As a result, we are exposed to movements in foreign currency exchange rates, primarily in Canada, but we do not believe our exposure to currency fluctuations is significant. In 2010, 2011 and 2012, and the six months ended June 30, 2013, we did not use any foreign currency hedges to manage this risk.

Commodity Price Risk

        Many of the products we manufacture or purchase and resell and some of our key production inputs are commodities whose price is determined by the market's supply and demand for such products. Price fluctuations in our selling prices and key costs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as global economic conditions, including the strength of the U.S. housing market, changes in or disruptions to industry production capacity, changes in inventory levels and other factors beyond our control. In 2010, 2011 and 2012, and the six months ended June 30, 2013, we did not manage commodity price risk with derivative instruments.

Financial Instruments

        The table below provides information as of December 31, 2012, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rate sensitivity, the table sets forth payout amounts based on December 31, 2012 rates and does not attempt to project future rates. Other instruments subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

					December 31, 2012
	2013 - 2015	2016	2017	Thereafter	Total	Fair Value(b)
	(millions)
Long-term debt
Fixed-rate debt payments(a)
Senior notes	$—	$—	$—	$250.0	$250.0	$251.6
Average interest rates	—	—	—	6.4%	6.4%	—
Variable-rate debt payments(a)	$—	$25.0	$—	$—	$25.0	$25.0
Average interest rates	—	2.0%	—	—	2.0%	—

(a)
These obligations are further explained in "—Liquidity and Capital Resources—Financing Activities." The table assumes our long-term debt is held to maturity.

(b)
We estimated the fair value based on quoted market prices as of December 31, 2012, for our debt.

Critical Accounting Estimates

        The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from these estimates. We believe that the accounting estimates discussed below represent the accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. We reviewed the development, selection and disclosure of our critical accounting estimates with the Audit Committee of our board of directors. Our current critical accounting estimates are as follows:

Pensions

        We calculate pension expense and liabilities using actuarial assumptions, including discount rates, expected return on plan assets, expected rate of compensation increases, retirement and mortality rates, expected contributions and other factors. We based the assumptions used to calculate pension expense on the following factors:

        Discount Rate Assumption.    The discount rate reflects the current rate at which the pension obligations could be settled based on the measurement dates of the plans—December 31. In all years presented, the discount rates were determined by matching the expected plan benefit payments against a spot rate yield curve constructed to replicate the yields of Aa-rated corporate bonds.

        Asset Return Assumption.    We base our expected long-term rate of return on plan assets on a weighted average of our expected returns for the major asset classes (equities, fixed-income securities, a hedge fund and real estate) in which we invest. The weights we assign each asset class are based on our investment strategy. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth and other economic factors. We developed our return assumption based on a review of the fund manager's estimates of future market expectations by broad asset class, actuarial projections and expected long-term rates of return from external investment managers. In 2012, the investment return on our pension asset portfolio was approximately 13%, as the U.S. equity and fixed-income portions of the portfolio experienced strong performance as a result of equity and debt market conditions. The investment return was above our expected return on plan assets of 6.75% for 2012. In 2011, weak U.S. equity and negative international equity market performance drove poor overall investment portfolio performance of approximately 1%, below our expected return on plan assets of 7.0% for 2011. The weighted average expected return on plan assets we will use in our calculation of 2013 net periodic benefit cost is 6.50%.

        Rate of Compensation Increases.    Generally, this assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. However, in connection with amending the salaried and nonqualified plans on March 18, 2009, to freeze pension benefits effective December 31, 2009 (see Note 11, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus), we changed the assumption for the rate of compensation increase to zero. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

        Retirement and Mortality Rates.    These rates are developed to reflect actual and projected plan experience.

        Expected Contributions.    Plan obligations and expenses are based on existing retirement plan provisions. No assumption is made for future changes to benefit provisions beyond those to which we are presently committed. For example, we may commit to changes in future labor contracts. In 2012, we made $8.5 million in cash contributions to our pension plans. We expect to contribute approximately $11 million to our pension plans in 2013, of which $9.3 million was contributed in February 2013. For information related to pension contributions, see "Cash Flows" in Note 11, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus.

        We recognize the funded status of our pension plans on our Consolidated Balance Sheet and recognize the actuarial and experience gains and losses and the prior service costs and credits, net of tax, in our Consolidated Statements of Comprehensive Income (Loss). Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While we believe that the assumptions used to measure our pension obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension obligations and future expense.

        We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period. The future effects of pension plans on our financial position and results of operations will depend on economic conditions, employee demographics, mortality rates, retirement rates, investment performance, the pension regulatory environment, benefit plan design and funding decisions, among other factors. The following table presents selected assumptions used and expected to be used in the measurement of pension expense in the following periods:

	Year Ended December 31
			Year Ending December 31, 2013
	2011	2012
	(millions, except for percentages)
Pension expense	$11.4	$12.7	$10.9
Discount rate	5.35%	4.20%	3.75%
Expected rate of return on plan assets	7.00%	6.75%	6.50%
Rate of compensation increases(a)	—	—	—

(a)
The compensation increase is zero due to the fact that the salaried and nonqualified benefits were frozen December 31, 2009. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

        A change of 0.25% in either direction to the discount rate or the expected rate of return on plan assets would result in the following effect on 2012 and 2013 pension expense. These sensitivities are specific to 2012 and 2013. The sensitivities may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

		Increase (Decrease) in Pension Expense
	Base Expense	0.25% Increase	0.25% Decrease
	(millions)
2012 Expense
Discount rate	$12.7	$(1.4)	$1.4
Expected rate of return on plan assets	12.7	(0.7)	0.7
2013 Expense
Discount rate	$10.9	$(1.3)	$1.3
Expected rate of return on plan assets	10.9	(0.7)	0.7

Income Taxes

        On February 4, 2013, we converted from a limited liability company to a corporation. In addition, we elected to be treated as a corporation for federal and state income tax purposes effective as of January 1, 2013. Therefore, we are subject to federal and state income tax expense beginning January 1, 2013. As a result of our conversion to a corporation, we recorded deferred tax assets, net of deferred tax liabilities, of $68.7 million on our consolidated balance sheet, the effect of which was recorded as an income tax benefit in our consolidated statement of operations during the six months ended June 30, 2013.

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods where deferred tax assets and liabilities are expected to be realized or settled.

        Deferred tax assets related to investments in foreign subsidiaries and capital loss carryforwards were $16.2 million and $6.1 million, respectively, at June 30, 2013. Both of these items are fully offset by valuation allowances as we believe it is more likely than not that we will not be able to meet applicable tax thresholds that govern realization of these deferred tax asset items.

        Assessing the realizability of deferred tax assets requires significant judgment. We consider all available evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become realizable. In the event that we determine that a deferred tax asset will not be realized, a valuation allowance is recorded against the deferred tax asset with a corresponding charge to tax expense in the period we make such determination. Based upon our projections of future reversals of existing temporary differences, the historical level of taxable income, and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of substantially all of these deductible differences, except as discussed above. Though we believe that no additional valuation allowance of deferred tax assets is necessary as of June 30, 2013, if we were to not generate sufficient future taxable income, it is possible that we could record a valuation allowance in a future period.

Long-Lived Asset Impairment

        We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment of a long-lived asset exists when the carrying value is not recoverable through future undiscounted cash flows from operations and when the carrying value of an asset or asset group exceeds its fair value.

        Long-lived asset impairment is a critical accounting estimate, as it is susceptible to change from period to period. We estimate the fair value of an asset or asset group based on quoted market prices for similar assets (the amount for which the asset(s) could be bought or sold in a current transaction with a third party) when available (Level 2 measurement). When quoted market prices are not available, we use a discounted cash flow model to estimate fair value (Level 3 measurement). To measure future cash flows, we are required to make assumptions about future production volumes, future product pricing and future expenses to be incurred. Estimates of future cash flows may change based on overall economic conditions, the availability of wood fiber, environmental requirements, capital spending and other strategic management decisions.

        Should the markets for our products deteriorate further or should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record noncash impairment charges in the future that could have a material impact on our results of operations. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets and the effects of changes on these valuations, both the precision and reliability of our estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

Allowance for Doubtful Accounts

        We make ongoing estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to meet their financial obligations to us. At December 31, 2011 and 2012, we had $2.1 million and $2.7 million recorded as allowances for doubtful accounts. Estimating our allowance for doubtful accounts is a critical accounting estimate, as it involves complex judgments about our customers' ability to pay. In determining the amount of the reserve, we consider our historical level of credit losses, customer concentrations, current economic trends and changes in customer creditworthiness. Our sales are principally to customers in the building products industry located in the United States and Canada. A significant portion of our sales are concentrated with a relatively small number of customers. In 2012, our top ten customers represented approximately 29% of sales. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of significant customers based on ongoing credit evaluations. At both December 31, 2011 and 2012, receivables from a single customer accounted for approximately 14% of total receivables. No other customer accounted for 10% or more of total receivables.

        The recent low level of new residential construction in the U.S. and disruptions in the capital markets have affected the ability of our customers and our customers' customers to fund their operations, which makes it difficult for us to estimate future credit losses. Although we have not experienced material credit losses in recent years, our actual future losses from uncollectible accounts may differ materially from our current estimates. As additional information becomes known, we may change our estimates. In the event we determine that a change in the reserve is appropriate, we will record a charge to "Selling and distribution expenses" in our Consolidated Statements of Operations in the period we make such a determination.

Goodwill and Intangible Asset Impairment

        Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. At December 31, 2012, we had $12.2 million of goodwill recorded on our Consolidated Balance Sheet, of which $6.6 million was recorded in our Wood Products segment and $5.6 million was recorded in our Building Materials Distribution segment. At December 31, 2012, the net carrying amount of intangible assets with indefinite lives, which represent our trade names and trademarks, was $8.9 million.

        We maintain two reporting units for purposes of our goodwill impairment testing, Wood Products and Building Materials Distribution, which are the same as our operating segments discussed in Note 14, "Segment Information," to our audited consolidated financial statements included elsewhere in this prospectus. We test goodwill in each of our reporting units and indefinite-lived intangible assets for impairment annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. We completed our annual assessment of goodwill in fourth quarter 2012 using a qualitative approach. The qualitative goodwill impairment assessment requires evaluating factors, based on the weight of evidence, to determine whether a reporting unit's carrying value would more likely than not exceed its fair value. As part of our goodwill qualitative testing process for each reporting unit, we evaluate various factors that are specific to the reporting unit as well as industry and macroeconomic factors in order to determine whether it is reasonably likely to have a material impact on the fair value of our reporting units. Examples of the factors that were considered include the results of the most recent quantitative impairment tests, current and long-term forecasted financial results, changes in the discount rate between current and prior years and operating strategy for each reporting unit. See below for further discussion of our forecasts and discount rates. Based on the qualitative analysis performed in 2012, we concluded that there were no changes that were reasonably likely to cause the fair value of the reporting units to be less than the reporting units' carrying value and determined that there was no impairment of our goodwill. Although we believe the qualitative factors considered in the impairment analysis are reasonable, significant changes in any one of our assumptions could produce a significantly different result and result in impairment charges that could be material to our consolidated financial statements.

        In the event we were to determine that a reporting unit's carrying value would more likely than not exceed its fair value, quantitative testing would be performed comparing carrying values to estimated fair values. Quantitative testing involves a two-step process. The first step, used to identify potential impairment, is a comparison of each reporting unit's estimated fair value to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired. If the carrying value exceeds fair value, we perform a second step to compare the implied fair value of the reporting unit's goodwill to its book value. The implied fair value of the goodwill is determined based on the estimated fair value of the reporting unit less the fair value of the reporting unit's identifiable assets and liabilities. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. In conducting a quantitative goodwill impairment analysis, we utilize the discounted cash flow approach that estimates the projected future cash flows to be generated by our reporting units, discounted to present value using a discount rate reflecting weighted average cost of capital for a potential market participant (Level 3 measurement).

        For our intangible asset impairment testing, we use a discounted cash flow approach, based on a relief from royalty method (Level 3 measurement). This method assumes that through ownership of trademarks and trade names, we avoid royalty expense associated with licensing, resulting in cost savings. An estimated royalty rate, determined as a percentage of net sales, is used to estimate the value of the intangible assets. Based on the impairment tests of our intangible assets with indefinite lives, we determined that the fair value of our intangible assets exceeds their carrying value and, therefore, there was no impairment. Differences in assumptions used in projecting future cash flows and cost of funds could have a significant impact on the determination of fair value.

        The following assumptions are key to our estimates of fair value:

        Business projections.    Projections are based on five-year forecasts that are developed internally by management for use in managing the business and reviewed by the board of directors. These projections include significant assumptions such as estimates of future revenues, profits, working capital requirements, operating plans and capital expenditures. Our forecasts are driven by consensus estimates of key economic indicators that affect our operating results, most notably new residential and light commercial construction and repair and remodeling activity. These economic indicators are then used to estimate future production volumes, selling prices and key input costs for our manufactured products. Our forecasts also take into consideration recent sales data for existing products, planned timing of capital projects and anticipated conversion and distribution expenses. Our pricing assumptions are estimated based upon an assessment of industry supply and demand dynamics for our major products.

        Growth rates.    A growth rate is used to calculate the terminal value in the discounted cash flow model. The growth rate is the expected rate at which earnings or revenue is projected to grow beyond the five-year forecast period.

        Discount rates.    Future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rates selected are based on existing conditions within our industry and reflect adjustments for potential risk premiums in those markets as well as weighting of the market cost of equity versus debt.

New and Recently Adopted Accounting Standards

        For information related to new and recently adopted accounting standards, see Note 2 "Summary of Significant Accounting Policies" to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Our Company

        We are a large, vertically-integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States and Canada. We believe we are one of the largest stocking wholesale distributors of building products in the United States. We are the second largest manufacturer of plywood in North America, according to RISI's Capacity Report. We also believe we are the second largest manufacturer of EWP in North America. Our broad line of products is used primarily in new residential construction, residential repair and remodeling projects, light commercial construction and industrial applications. We have a broad base of more than 4,500 customers, which includes a diverse mix of retail lumberyards, home improvement centers, leading wholesalers and industrial converters. We believe our large, vertically-integrated operations provide us with significant advantages over less integrated competitors and position us to optimally serve our customers. For the LTM period, we generated sales of $3,056.3 million, net income of $116.0 million, adjusted net income of $47.4 million and EBITDA of $117.6 million.

        We currently supply our customers through 51 strategically located facilities (consisting of 20 manufacturing facilities and 31 distribution facilities). The following map indicates our headquarters, EWP and other manufacturing facilities and building materials distribution facilities:

        In addition to the vertical integration between our manufacturing and distribution operations, our EWP manufacturing facilities are closely integrated with our nearby plywood operations, which allows us to optimize both production processes. Throughout the housing downturn, we have continued to make strategic capital investments to increase our manufacturing capacity and expand our building materials distribution network. We believe that our scale, closely integrated businesses and significant capital investments throughout the downturn provide us with substantial operating leverage to benefit from a recovery in the U.S. housing market.

        We operate our company through two primary segments: our Wood Products segment and our Building Materials Distribution segment. The charts below summarize the breakdown of our business for the LTM period.

(1)
Financial data for the LTM period presented in this prospectus is derived by adding financial data for the year ended December 31, 2012 to financial data for the six months ended June 30, 2013 and subtracting financial data for the six months ended June 30, 2012.

(2)
Segment percentages are calculated before intersegment eliminations.

(3)
Segment percentages exclude Corporate and Other segment expenses.

        Wood Products ($98.5 million, or 73%, of LTM EBITDA).    Our Wood Products segment is the second largest manufacturer of plywood in North America, according to RISI's Capacity Report. We also believe we are the second largest manufacturer of EWP in North America. We currently operate a highly integrated national network of 19 manufacturing facilities. Our wood products are used primarily in new residential construction, residential repair and remodeling projects and light commercial construction. We manufacture LVL, I-joists and laminated beams, which are high-grade, value-added structural products used in applications where additional strength and consistent quality are required. We also produce plywood, studs, particleboard and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our EWP manufacturing facilities are closely integrated with our nearby plywood operations to optimize our veneer utilization by enabling us to dedicate higher quality veneers to higher margin applications and lower quality veneers to plywood products, giving us an advantage over our less integrated competitors. For the LTM period, EWP, plywood and lumber accounted for 35%, 45% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. For the LTM period, approximately 39% of our Wood Products sales, including approximately 73% of our EWP sales, were to our Building Materials Distribution segment. For the LTM period, our Wood Products segment generated sales, income before interest and taxes and EBITDA of $1,039.9 million, $73.3 million and $98.5 million, respectively.

        On September 30, 2013, we completed the acquisition of the Southeast operations of Wood Resources LLC. These operations consist of two plywood manufacturing facilities located in North Carolina and South Carolina. The acquired companies generated approximately $141 million of sales and approximately $24 million of EBITDA for the LTM period on a stand-alone, combined basis.

        Building Materials Distribution ($36.3 million, or 27%, of LTM EBITDA).    We believe we are one of the largest national stocking wholesale distributors of building materials in the United States. Our nationwide network of 31 strategically-located distribution facilities sells a broad line of building materials, including EWP, OSB, plywood, lumber and general line items such as framing accessories, composite decking, roofing, siding and insulation. We also operate a truss manufacturing plant located in Maine. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, repair and remodeling projects and the construction of light industrial and commercial buildings. Except for EWP, we purchase most of these building materials from more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to smaller regional producers.

        We market our products primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters, which use our products to assemble windows, doors, agricultural bins and other value-added products used in industrial and repair and remodel applications. Unlike many of our competitors who are specialized, local or regional distributors that focus primarily on a narrow range of products, we are a one-stop resource for our customers' building materials needs, which allows for more cost-efficient ordering, delivery and receiving. Furthermore, we believe that our national presence and long-standing relationships with many of our key suppliers allow us to obtain favorable price and term arrangements and offer excellent customer service on top brands in the building materials industry. We have expertise in special-order sourcing and merchandising support, which is a key service for our home improvement center customers that choose not to stock certain items in inventory. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital, which we believe has led to increased market share during the housing downturn. For the LTM period, our Building Materials Distribution segment generated sales, income before interest and taxes and EBITDA of $2,420.9 million, $27.4 million and $36.3 million, respectively.

        The following diagram illustrates our value chain:

BOISE CASCADE VALUE CHAIN

Our Industry

        The building products manufacturing and distribution industry in North America is highly competitive, with a number of producers manufacturing and selling a broad range of products. Demand for our products is principally influenced by new residential construction, light commercial construction and repair and remodeling activity in the United States. Drivers of new residential construction, light commercial construction and repair and remodeling activity include new household formation, the age of the housing stock, availability of credit and other macroeconomic factors, such as GDP growth, population growth, migration, interest rates, employment and consumer sentiment. Purchasing decisions made by the customers who buy our wood products are generally based on price, quality and, particularly with respect to EWP, customer service and product support.

        From 2005 to 2011, total housing starts in the United States declined by more than 70%. According to the U.S. Census Bureau, total housing starts in the United States were 0.59 million in 2010, 0.61 million in 2011 and 0.78 million in 2012. While 2012 housing starts increased from 2011 levels, they remained significantly less than the 50-year average rate of 1.5 million. Prior to 2008, the housing market had not experienced a year with total housing starts below 1.0 million since the U.S. Census Bureau began its annual recordkeeping in 1959.

        As of October 2013, the Blue Chip Economic Indicators median consensus forecast of single- and multi-family housing starts in the U.S. was approximately 0.93 million units for 2013 and approximately 1.15 million units for 2014, which represent annual increases of 19% and 24%, respectively. We believe that over the long-term, there is considerable growth potential in the U.S. housing sector. As of October 2013, IHS Global Insight estimates that total U.S. single- and multi-family housing starts will average 1.47 million units per year from 2013 through 2022, levels that are in-line with the 50-year historical average.

        The following table sets forth historical and projected annual U.S. single- and multi-family housing starts for the periods indicated:

(a)
2013-2022 average annual U.S. single- and multi-family housing starts estimate per IHS Global Insight as of October 2013.

(b)
U.S. single- and multi-family housing starts per U.S. Census Bureau.

(c)
Projected 2013 and 2014 U.S. single- and multi-family housing starts represent median consensus forecast per Blue Chip Economic Indicators as of October 2013.

        During the housing downturn, demand for EWP declined less than demand from many products dependent on new residential construction. According to APA—The Engineered Wood Association, LVL production volumes in North America increased 53% from 32.7 million cubic feet in 2009 to 49.9 million cubic feet in 2012 and I-joist production volumes in North America increased 46% from 380.1 million linear feet in 2009 to 555.7 million linear feet in 2012. Longer term demand trends are expected to improve further. RISI forecasts that I-joist demand in North America will increase 17% and LVL billet demand in North America will increase 17% in 2013, followed by further demand increases in 2014 through 2016. RISI expects the I-joist and LVL billet demand to reach 1,048 million linear feet and 93.8 million cubic feet, respectively, by 2017.

        Our products are not only used in new residential construction, but also in residential repair and remodeling projects. Residential repair and remodeling spending increased significantly over the past 15 years. According to HIRI, total U.S. home improvement product sales increased 81.5% from

$165 billion in 1996 to a peak of $300 billion in 2006. U.S. Repair and remodeling spending declined between 2006 and 2010 but posted modest growth thereafter, with total spending in 2012 equaling $278 billion. The overall age of the U.S. housing stock increased focus on making homes more energy efficient, rising home prices and availability of consumer capital at low interest rates are expected to drive long-term growth in repair and remodeling expenditures. HIRI estimates that total U.S. sales of home maintenance, repair and improvement products will grow at a compounded annual rate of 5.8% from 2012 through 2017.

Our Competitive Strengths

        We believe the following key competitive strengths have contributed to our success and will enable us to execute our growth strategy:

  Leadership Positions in Wood Products Manufacturing and Building Materials Distribution on a National Scale

        We believe we are one of the leading manufacturers in the North American wood products industry. According to RISI's Capacity Report, we are the second largest producer of plywood in North America and we are the largest producer of plywood in the Western United States. We also believe we are the second largest manufacturer of EWP in North America. From 2005 to 2012, we increased our sales of LVL and I-joists per North American housing start by 69% and 37%, respectively. We have positioned ourselves to take advantage of improving demand in our core markets by expanding our EWP and plywood capacity through capital investments in low-cost, internal veneer manufacturing. Our Wood Products segment operates a highly- integrated national network of 19 manufacturing facilities that are well-maintained and cost-efficient as a result of continued capital improvements.

        We believe we are one of the largest national stocking wholesale distributors of building materials in the United States and we believe we offer one of the broadest product lines in the industry. Measured on a sales-per-housing- start basis, our Building Materials Distribution business has grown significantly from 2005 to 2012, with penetration increasing from $1,476 to $2,808, or approximately 90%, per U.S. housing start. Our national platform of 31 strategically-located distribution facilities supplies products to all major markets in the United States and provides us with significant scale and capacity relative to most of our competitors; however, certain of our competitors are larger than we are and may have greater scale and capacity than we do. We also have one truss manufacturing plant that is located in Maine. Our broad geographic presence reduces our exposure to market factors in any single region. We have developed and maintain long-standing relationships with our customer segments, including retail lumberyards, home improvement centers and industrial converters. We believe that our strong and diverse customer relationships and support from leading industry manufacturers will enable us to capture additional market share as demand for building products improves.

  Strongly Situated to Serve our Customers with Vertically-Integrated Manufacturing and Distribution Operations

        We believe that we are the only large-scale manufacturer of plywood and EWP in North America that is vertically-integrated from log procurement through distribution. The integration of our manufacturing and distribution operations allows us to make procurement, manufacturing, veneer merchandising and marketing decisions that reduce our manufacturing and supply chain costs and allow us to more effectively control quality and working capital. Furthermore, our vertically-integrated operations combined with our national distribution network significantly enhance our ability to assure product supply for our end customers. We believe our vertical integration was an important factor in our ability to increase market share during the recent housing downturn.

  Low-Cost Manufacturing and Distribution Footprint

        We believe that we have a highly competitive asset base across both of our operating segments, in part because we continued to strategically invest throughout the housing downturn. Our large-scale EWP production facilities are integrated with our nearby plywood operations to optimize our veneer utilization, which we believe helps position us as a competitive manufacturer in the growing EWP business. In the past three years, we completed a number of initiatives in our Wood Products segment that strengthened our asset base, substantially reduced our costs and enhanced our operating performance. In our plywood and veneer operations, we reduced costs by reducing headcount and closing three facilities in Western Oregon. At the same time, we installed two new large-scale, state-of-the-art dryers at our Medford, Oregon, plywood facility. In our EWP operations, we executed significant operational improvements to take advantage of additional low-cost, internal veneer production at our plywood facilities.

        We believe that our plywood facilities in Kettle Falls, Washington and Elgin, Oregon, are among the lowest cost Douglas fir plywood facilities in North America. Additionally, in the active timberland markets in which we operate, our manufacturing facilities are clustered to enable us to efficiently utilize fiber resources and to shift production depending on demand. We believe we are the only manufacturer in the inland Pacific Northwest with the integrated primary and secondary facilities necessary to process all softwood species.

  Significant Capital Invested to Position us for Growth as the Housing Market Recovers

        Our operations are well-positioned to serve our customers and take advantage of the recovery that we believe is underway in the U.S. housing market. From 2005 to 2012, we invested approximately $300 million (excluding acquisitions) to upgrade and maintain our Wood Products facilities and opportunistically expand our Building Materials Distribution facilities. Since 2005, we have increased our covered warehouse space by over 65% and have more than doubled our outdoor storage acreage. We expect to make further capital investments in cost and operational improvements, primarily related to internal veneer production, which will further enhance our competitive position and allow us to capture growth opportunities. For the year ended December 31, 2012, we operated our EWP facilities at approximately 52% of LVL press capacity, providing us with substantial unused capacity. Additionally, we believe that our Building Materials Distribution facilities can support a considerable ramp-up in housing starts with no significant requirement for new capacity and will allow us to double our sales without increasing our existing footprint.

  Experienced Management Team

        Our senior management team has an average of approximately 30 years of experience in forest products manufacturing and building materials distribution with a track record of financial and operational excellence in both favorable and challenging market conditions. We have established the 2013 Incentive Plan so that we can align management's compensation with our financial performance.

Our Business Strategy

        We intend to capitalize on our strong market position in wood products manufacturing and building materials distribution to increase revenues and profits and maximize cash flow as the U.S. housing market recovers. We seek to achieve this objective by executing on the following strategies:

  Grow our Wood Products Segment Operations with a Focus on Expanding our Market Position in EWP

        We will continue to expand our market position in EWP by focusing on our large- scale manufacturing position, comprehensive customer service, design support capabilities and efficient distribution network. We have positioned ourselves to take advantage of expected increases in the demand for EWP per housing start by expanding our capacity through capital investments in low-cost, internal veneer manufacturing. We have also developed strategic relationships with third-party veneer suppliers to support additional EWP production as needed. Additionally, we have grown and intend to continue to grow our Wood Products business through strategic acquisitions, including the recently completed acquisition of the Southeast operations of Wood Resources LLC, as described in "Prospectus Summary—Recent Developments—Acquisition of Chester Wood Products and Moncure Plywood."

  Grow Market Share in our Building Materials Distribution Segment

        We intend to grow our Building Materials Distribution business in existing markets by adding products and services to better serve our customers. For example, we have added cedar board inventory and door shops in additional locations. We also plan to opportunistically expand our Building Materials Distribution business into nearby geographies that we currently serve using off-site storage arrangements or longer truck routes. Sales in our Building Materials Distribution segment are strongly correlated with new residential construction in the United States. Measured on a sales-per-housing-start basis, our Building Materials Distribution business has grown significantly from 2005 to 2012, with penetration increasing from $1,476 to $2,808, or approximately 90%, per U.S. housing start. We will continue to grow our Building Materials Distribution business by opportunistically acquiring facilities, adding new products, opening new locations, relocating and expanding capacity at existing facilities and capturing local market share through our superior supply chain capabilities and customer service.

  Further Differentiate our Products and Services to Capture Market Share

        We seek to continue to differentiate ourselves from our competitors by providing a broad line of high-quality products and superior customer service. Throughout the housing downturn, we believe we have grown market share by strengthening relationships with our customers by stocking sufficient inventory and retaining our primary sales team. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital. Our national distribution platform, coupled with the manufacturing capabilities of our Wood Products segment, differentiates us from most of our competitors and is critical to servicing retail lumberyards, home improvement centers and industrial converters locally, regionally and nationally. Additionally, this system allows us to procure product more efficiently and to develop and maintain stronger relationships with our vendors. Because of these relationships and our national presence, many of our vendors have offered us favorable pricing and provide us with enhanced product introductions and ongoing marketing support.

  Continue to Improve our Competitiveness through Operational Excellence

        We use a disciplined cost management approach to maximize our competitiveness without sacrificing our ability to react to future growth opportunities. Additionally, we have made capital investments and process improvements in certain facilities, which have enabled us to close or divest five manufacturing facilities during the housing downturn without any adverse impact on our production capacity. These capital investments and process improvements have decreased our production costs and allowed us to produce lower-cost, higher- quality veneers. Beginning in 2009, we adopted a data-driven process improvement program to further strengthen our manufacturing operations. Because of the significant gains we continue to see from this program, we believe there are opportunities to apply similar techniques and methods to different functional areas (including sales and marketing) to realize efficiencies in those areas.

Wood Products

Products

        We manufacture and sell EWP, consisting of LVL, I-joists and laminated beams, which are high-grade, value-added structural products used in applications where extra strength and consistent quality is required, such as headers and beams. LVL is also used in the manufacture of engineered I- joists, which are assembled by combining a vertical web of oriented strand board ("OSB") with top and bottom LVL or solid wood flanges. We also produce plywood, studs, particleboard and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors.

        For the LTM period, EWP (LVL and I-joists), plywood and lumber accounted for 35%, 45% and 9%, respectively, of our Wood Products sales. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards and industrial converters. In the LTM period, approximately 39% of our Wood Products sales, including approximately 73% of our EWP sales, were to our Building Materials Distribution segment.

        The following table sets forth the annual capacity and production of our principal products for the periods indicated:

	Year Ended December 31
	2008	2009	2010	2011	2012
	(millions)
Capacity(a)
Laminated veneer lumber (LVL) (cubic feet)(b)	27.5	27.5	27.5	27.5	27.5
Plywood (sq. ft.) (3/8" basis)(c)	1,600	1,430	1,475	1,500	1,630
Lumber (board feet)(d)	230	180	180	200	235
Production
Laminated veneer lumber (LVL) (cubic feet)(b)	11.2	7.9	10.0	10.7	14.2
I-joists (equivalent lineal feet)(b)	109	81	105	112	149
Plywood (sq. ft.) (3/8" basis)(c)	1,351	1,066	1,183	1,240	1,482
Lumber (board feet)(d)	189	141	149	152	196

(a)
Annual capacity is production assuming normal operating shift configurations. Accordingly, production can exceed capacity under some operating conditions.

(b)
A portion of LVL production is used to manufacture I-joists at two EWP plants. Capacity is based on LVL production only.

(c)
Approximately 13%, 10%, 11%, 12% and 15%, respectively, of the plywood we produced in 2008, 2009, 2010, 2011 and 2012 was utilized internally to produce EWP.

In response to the housing downturn, in March 2009, we closed our plywood manufacturing facility in White City, Oregon, and curtailed our Oakdale, Louisiana, plywood operation. The Oakdale, Louisiana, mill resumed plywood operations in June 2010.

(d)
In June 2009, we closed our lumber facility in La Grande, Oregon. This facility was reopened on a limited operating basis in April 2011. In June 2009, we purchased a lumber manufacturing facility in Pilot Rock, Oregon. In February 2012, we purchased a lumber facility in Arden, Washington.

        The following table sets forth segment sales, segment income (loss), depreciation and amortization and EBITDA for the periods indicated:

						Six Months Ended June 30		Twelve Months Ended June 30 2013
	Year Ended December 31
	2008(a)	2009(b)	2010(c)	2011(d)	2012	2012	2013
	(millions)
Segment sales(e)	$795.9	$550.8	$687.4	$712.5	$943.3	$453.0	$549.6	1,039.9
Segment income (loss)(f)	(55.1)	(77.3)	(8.1)	(15.1)	55.8	26.4	43.9	73.3
Segment depreciation and amortization	27.7	33.0	27.1	28.4	24.4	12.0	12.8	25.2

Segment EBITDA(g)	$(27.4)	$(44.3)	$19.0	$13.3	$80.2	$38.4	$56.6	$98.5

(a)
In 2008, segment loss included $11.3 million of expenses related to closing our veneer operations in St. Helens, Oregon, and our plywood manufacturing facility in White City, Oregon, offset partially by a $5.7 million net gain related to the sale of our wholly owned subsidiary in Brazil that manufactured veneer.

(b)
In 2009, segment loss included $8.9 million of expense related to the June 2009 closure of our lumber manufacturing facility in La Grande, Oregon, of which $3.7 million was included in EBITDA and $5.2 million was accelerated depreciation recorded in "Depreciation and amortization."

(c)
In 2010, segment loss and EBITDA included $0.5 million of income for cash received from a litigation settlement related to vendor product pricing.

(d)
In 2011, segment loss included $2.6 million of expense related to the permanent closure of a laminated beam plant in Emmett, Idaho, and noncash asset write-downs, of which $2.2 million reduced EBITDA and $0.4 million was accelerated depreciation recorded in "Depreciation and amortization."

(e)
Segment sales are calculated before intersegment eliminations.

(f)
Segment income (loss) excludes Corporate and Other segment expenses.

(g)
Segment EBITDA is calculated as segment income (loss) before depreciation and amortization, excluding Corporate and Other segment expenses. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. See "Selected Historical Consolidated Financial Information" for a description of our reasons for using EBITDA, for a discussion of the limitations of such a measure, and for a reconciliation of our consolidated EBITDA to net income (loss).

Facilities

        The Wood Products segment operates four EWP facilities and nine plywood and veneer plants (including the Chester and Moncure plywood plants acquired in September 2013), five of which manufacture inputs used in our EWP facilities. Our EWP facilities have a high degree of raw material and manufacturing integration with our plywood and veneer facilities. We also operate five sawmills, including the Arden, Washington, facility purchased in February 2012, and one particleboard plant. During 2011, we closed our laminated beam manufacturing plant in Emmett, Idaho and purchased a laminated beam and decking manufacturing plant in Homedale, Idaho, that provides us a broader product mix and a larger, more efficient operation.

Raw Materials and Input Costs

        Wood fiber.    The primary raw material in our Wood Products segment is wood fiber. For the year ended December 31, 2012, wood fiber accounted for 43% of materials, labor and other operating expenses, including from related parties (excluding depreciation), in our Wood Products segment. Our plywood and veneer facilities use Douglas fir, white woods and pine logs as raw materials. We use ponderosa pine, spruce and white fir logs to manufacture various grades of lumber. Our EWP facilities in Louisiana and Oregon use parallel-laminated veneer panels produced by our facilities and veneers produced by our facilities and purchased from third parties, together with OSB purchased from third parties, to manufacture LVL and I-joists. Our manufacturing facilities are located in close proximity to active wood markets. We have long-term market- based contracts for a significant portion of our fiber needs.

        Timber comprises nearly 80% of our wood fiber costs, and we satisfy our timber requirements through a combination of purchases under supply agreements, open-market purchases and purchases pursuant to contracts awarded under public timber auctions. In February 2005, one of our affiliates sold its timberland operations to Forest Capital, an unaffiliated third party. In connection with this sale, we entered into a series of fiber supply agreements with Forest Capital. These fiber supply agreements required Forest Capital to sell a specified amount of timber to us at prices generally related to market prices. In 2012, approximately 33% of our timber was supplied pursuant to these agreements. In July 2011, Forest Capital sold approximately 50,000 acres of the timberlands in Louisiana to Rayonier. In July 2012, Forest Capital sold the remaining legacy timberlands in Louisiana, Washington, Oregon, Minnesota and Idaho to a group of purchasers whose investments in the timberlands are managed by Hancock. In July 2012, Hancock resold approximately 110,000 acres of the Louisiana timberlands to a group of purchasers whose investments in the timberlands are managed by Molpus. The purchasers of the timberlands (other than Molpus and Rayonier) assumed Forest Capital's obligations under the 2005 wood supply agreements. The Molpus entities and Rayonier each entered into a new master harvest rights agreement on substantially the same terms. As a result of Forest Capital's sale of the timberlands to various purchasers, our sources of timber are more diversified.

        All of the supply agreements require us to purchase (and the suppliers to sell) a minimum specified volume of timber per year at prices that are reset quarterly based on agreed-upon market data. Prior to the beginning of each contract year, we provide each supplier with a harvest plan. To the extent the volumes specified in the harvest plan exceed the specified minimum volume, the parties have agreed to negotiate in good faith with respect to the purchase of the additional timber. If agreement is not reached, then the parties have agreed to a public auction process designed to provide us with equal opportunity to purchase such additional quantities. The agreements generally also provide us with rights to reduce the specified minimum volumes in the event we close a mill or permanently cease operation of any portion of a mill. All of the supply agreements terminate on December 31, 2014, subject to additional one-year extensions unless notice is provided to the other party at least six months prior to expiration of the applicable agreement. The agreements generally restrict the ability of the owner of the timberlands to transfer any interest in the timberlands during the terms of the applicable supply agreement without our consent.

        We also bid in auctions conducted by federal, state and local authorities for the purchase of timber, generally at fixed prices, under contracts with a term of generally one to three years. In 2012, approximately 21% of our timber was supplied under government contracts. The remainder of our log supply in 2012 was supplied through private purchases directly from timber owners or through dealers.

        Under most of our timber and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our timber and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber and fiber availability and the status of environmental appeals. For a discussion of contractual commitments relating to fiber supply agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations."

        The cost of timber is strongly correlated with product prices for building materials, with the increase in product prices driving increases in timber costs. Because wood fiber is a commodity, prices have been cyclical historically in response to changes in domestic and foreign demand and supply. Demand for dimension lumber has a strong influence on pricing, as the dimension lumber industry is the largest consumer of timber.

        Foreign demand for timber exports, particularly from China, increased timber costs in the western U.S. in 2010 and 2011 and negatively affected wood products manufacturers in the region. In 2012, China's demand for timber exports from the western U.S. declined from 2011 levels, but in the future we expect that the level of foreign demand for timber exports from the western U.S. will continue to fluctuate based on the economic activity in China and other Pacific Rim countries, currency exchange rates and the availability of timber supplies from other countries such as Canada, Russia and New Zealand. Sustained periods of high timber costs may impair the cost competitiveness of our manufacturing facilities. Availability of residual wood fiber for our particleboard operation has been negatively affected by significant mill closures and curtailments that have occurred among solid-wood product producers.

        Our aggregate cost of obtaining timber is also affected by fuel costs and the distance of the fiber source from our facilities, as we are often required to transport the timber we purchase from the source to our facilities.

        Other raw materials and energy costs.    We use a significant quantity of various resins and glues in our manufacturing processes. Resin and glue product costs are influenced by changes in the prices of raw material input costs, primarily fossil fuel products. We purchase resins and glues, other raw materials and energy used to manufacture our products in both the open market and through supply contracts. The contracts are generally with regional suppliers who agree to supply all of our needs for a certain raw material or energy at one of our facilities. These contracts have terms of various lengths and typically contain price adjustment mechanisms that take into account changes in market prices. Therefore, although our long-term contracts provide us with supplies of raw materials and energy that are more stable than open-market purchases, in many cases, they may not alleviate fluctuations in market prices.

Sales, Marketing and Distribution

        Our EWP sales force is managed centrally through a main office that oversees regional sales teams. Our sales force spends a significant amount of time working with end customers who purchase our EWP. Our sales force provides a variety of technical support services, including integrated design, engineering, product specification software, distributor inventory management software and job-pack preparation systems. Sales of plywood, lumber and particleboard are managed centrally by product. The majority of our wood products are sold to distributors, including our Building Materials Distribution segment and other distributors.

        The following table lists sales volumes for our principal wood products for the periods indicated:

	Year Ended December 31
	2008	2009	2010	2011	2012
	(millions)
Laminated veneer lumber (LVL) (cubic feet)	7.6	5.6	6.6	7.1	9.1
I-joists (equivalent lineal feet)	117	87	106	110	145
Plywood (sq. ft.) (3/8" basis)	1,228	992	1,088	1,106	1,356
Lumber (board feet)	191	146	149	153	188

Building Materials Distribution

Products

        We sell a broad line of building materials, including EWP, OSB, plywood, lumber and general line items such as siding, metal products, insulation, roofing and composite decking. Except for EWP, we purchase most of these building materials from a vendor base of more than 1,000 third-party suppliers ranging from large manufacturers, such as James Hardie Building Products, Trex Company, Louisiana-Pacific and Georgia-Pacific, to small regional producers. Substantially all of our EWP is sourced from our Wood Products segment. Our products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, the repair and remodeling of existing housing and the construction of light industrial and commercial buildings.

        The following table sets forth segment sales; segment income (loss); and segment EBITDA for the periods indicated:

						Six Months Ended June 30		Twelve Months Ended June 30 2013
	Year Ended December 31
	2008	2009	2010(a)	2011(a)	2012	2012	2013
	(millions)
Segment sales(b)	$2,109.4	$1,609.8	$1,778.0	$1,779.4	$2,190.2	$1,032.0	$1,262.6	$2,420.9
Segment income (loss)(c)	19.5	8.0	11.6	2.0	24.0	7.9	11.3	27.4
Segment depreciation and amortization	7.7	7.6	7.5	8.4	8.8	4.4	4.4	8.9

Segment EBITDA(d)	$27.2	$15.5	$19.1	$10.4	$32.9	$12.3	$15.7	$36.3

(a)
In 2010, segment income and EBITDA included $4.1 million of income for cash received from a litigation settlement related to vendor product pricing. In 2011, segment income and EBITDA included $1.2 million of noncash asset write-downs.

(b)
Segment sales are calculated before intersegment eliminations.

(c)
Segment income excludes Corporate and Other segment expenses.

(d)
Segment EBITDA is calculated as segment income (loss) before depreciation and amortization, excluding Corporate and Other segment expenses. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. See "Selected Historical Consolidated Financial Information" for a description of our reasons for using EBITDA, for a discussion of the limitations of such a measure, and for a reconciliation of our consolidated EBITDA to net income (loss).

Facilities

        Our Building Materials Distribution segment operates a nationwide network of 31 building materials distribution facilities throughout the United States. We also operate a single truss manufacturing plant. Our broad geographic presence reduces our exposure to market factors in any single region. During 2011, we completed facility expansions of our operations in Delanco, New Jersey and Detroit, Michigan. In early 2012, we also completed facility expansions in Dallas, Texas and Greenland, New Hampshire.

Sales, Marketing and Distribution

        We market our building materials primarily to retail lumberyards and home improvement centers that then sell the products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters, which use our products to assemble windows, doors, agricultural bins and other value-added products used in industrial and repair and remodeling applications. We believe that our national presence and long-standing relationships with many of our key suppliers allow us to obtain favorable price and term arrangements and offer excellent customer service on top brands in the building materials industry. We also have expertise in special-order sourcing and merchandising support, which is a key service for our home improvement center customers that choose not to stock certain items in inventory.

        Each of our distribution centers implements its own distribution and logistics model using centralized information systems. We use internal and external trucking resources to deliver materials on a regularly scheduled basis. Our highly efficient logistics system allows us to deliver superior customer service and assist our customers in optimizing their working capital, which we believe has led to increased market share during the housing downturn.

        We have a large, decentralized sales force to support our suppliers and customers. Our sales force and product managers have local product knowledge and decision-making authority, which we believe enables them to optimize stocking, pricing and product assortment decisions. Our sales force has access to centralized IT systems, an extensive vendor base and corporate-level working capital support, which we believe complements our localized sales model. Our sales force is compensated, in part, based on branch-level performance.

        We regularly evaluate opportunities to introduce new products. Broadening our product offering helps us serve as a one-stop resource for building materials, which we believe improves our customers' purchasing and operating efficiencies. The introduction of new products is primarily driven by customer demand or product extensions originating from our vendors. We believe our long-standing customer relationships allow us to respond to customer feedback and introduce new products more rapidly. Broadening our product offering also helps us drive additional products through our distribution system, thereby increasing our scale and efficiency.

Corporate and Other

        Our Corporate and Other segment includes corporate support staff services, related assets and liabilities and foreign exchange gains and losses. These support services include, but are not limited to, finance, accounting, legal, information technology and human resource functions. Since the sale of our Paper and Packaging & Newsprint assets in 2008, we have purchased many of these services from Boise Inc. under an Outsourcing Services Agreement, under which Boise Inc. provides a number of corporate staff services to us. On October 25, 2013, PCA acquired all of the outstanding common shares of Boise Inc. The Outsourcing Services Agreement remains in place after the acquisition and is currently set to expire on February 22, 2015. See "Risk Factors—Risks Relating to Our Business—We rely on Boise Inc. for many of our administrative services" and Note 3, "Outsourcing Services Agreement," to our audited consolidated financial statements included elsewhere in this prospectus for more information. Prior to the sale of our Paper and Packaging & Newsprint assets, this segment also included certain rail and truck transportation businesses and related assets.

Customers

        We maintain relationships with a broad customer base across multiple market segments and various end markets. For the year ended December 31, 2012, our top ten customers represented approximately 29% of our sales, with one customer, Home Depot, accounting for approximately 11% of our sales. At December 31, 2012 and June 30, 2013, receivables from Home Depot accounted for approximately 14% and 16%, respectively, of total receivables. Sales to Home Depot were recorded in our Building Materials Distribution and Wood Products segments. No other customer accounted for 10% or more of total sales for the year ended December 31, 2012.

        Wood Products.    Our Building Materials Distribution segment is our Wood Products segment's largest customer, representing approximately 39% of our Wood Products segment's overall sales, including approximately 73% of its EWP sales, for the LTM period. Our third-party customers in this segment include wholesalers, home improvement centers and industrial converters primarily in North America.

        Building Materials Distribution.    A majority of our sales in this segment were to retail lumberyards and home improvement centers that then sell products to end customers, who are typically professional builders, independent contractors and homeowners engaged in residential construction projects. We also market our products to industrial converters. We believe our broad product line provides our customers with an efficient, one-stop resource for their building materials needs.

Competition

        The competitive environment in the U.S. continues to be challenging as new residential and light commercial construction activity and repair and remodel spending remain substantially below average historical levels. Industry capacity in a number of product markets, including those in which we compete, far exceeds the current level of demand. Our products and services compete with similar products manufactured and distributed by others. Many factors influence our competitive position in the markets in which we operate. Those factors include price, service, quality, product selection and convenience of location.

        Some of our competitors are larger than we are and have greater financial resources. These resources may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement.

        Wood Products.    The wood products manufacturing markets in which we operate are large and highly competitive. We compete against several major North American EWP producers, such as Weyerhaeuser Company and Louisiana-Pacific Corporation, as well as several other smaller, regional firms. Our EWP products also face competition from numerous dimension lumber producers, because EWP may be substituted by dimension lumber in many building applications. In plywood, we compete with Georgia-Pacific, the largest manufacturer in North America, other large producers such as Roseburg Forest Products and several smaller producers. We have leading market positions in the manufacture of EWP, plywood and ponderosa pine lumber. We hold much smaller market positions in our other manufactured products. In the wood products manufacturing markets, we compete primarily on the basis of price, quality, and particularly with respect to EWP, levels of customer service. Most of our competitors are located in the United States and Canada, although we also compete with manufacturers in other countries. Our competition includes not only manufacturers and distributors of similar building products but also manufacturers and distributors of products made from alternative materials, such as steel and plastic. Some of our competitors enjoy strong reputations for product quality and customer service, and these competitors may have strong relationships with certain distributors, making it more difficult for our products to gain additional market share. Some of our competitors in this segment are also vertically integrated and/or have access to internal sources of wood fiber, which may allow them to subsidize their base manufacturing business in periods of rising fiber prices.

        Building Materials Distribution.    The building materials distribution markets in which we operate are highly fragmented, and we compete in each of our geographic and product markets with national, regional and local distributors. Our national wholesale distribution competitors include BlueLinx Holdings Inc. and Weyerhaeuser Company. Cedar Creek Inc. is one of our regional competitors in the southeastern United States. We also compete with wholesale brokers, such as Forest City Trading Group and certain buying cooperatives, such as Lumbermens Merchandising Corporation. We compete on the basis of delivered cost, product selection and availability, quality of service and compatibility with customers' needs. We also distribute products for some manufacturers that engage in direct sales. In recent years, there has been consolidation among retail lumberyards and home improvement centers. As the customer base consolidates, this dynamic could affect our ability to maintain margins. Proximity to customers is an important factor in minimizing shipping costs and facilitating quick order turnaround and on-time delivery. We believe our ability to obtain quality materials, from both internal and external sources, the scale and efficiency of our national footprint and our focus on customer service are our primary competitive advantages in this segment. Also, financial stability is important to suppliers and customers in choosing distributors and allows for more favorable terms on which we are able to obtain our products from our suppliers and sell our products to our customers.

Environmental

        We are subject to a wide range of general and industry-specific environmental laws and regulations. In particular, we are affected by laws and regulations covering air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Compliance with these laws and regulations is a significant factor in the operation of our businesses. We believe that we have created a corporate culture of strong compliance by taking a conservative approach to environmental issues in order to assure that we are operating well within the bounds of regulatory requirements. However, we cannot assure that we will be in full compliance with environmental requirements at all times and we cannot assure that we will not incur fines and penalties in the future. In 2012, we paid an insignificant amount of environmental fines and penalties across all of our segments.

        We incur capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment, or take other remedial actions. During 2012, we spent approximately $1.3 million on capital expenditures to comply with environmental requirements. We expect to spend approximately $3.5 million in 2013 for this purpose.

        As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws whether or not we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

        In connection with the completion of the Forest Products Acquisition in 2004, OfficeMax generally indemnifies us for hazardous substance releases and other environmental violations that occurred prior to the Forest Products Acquisition. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required and in some cases, we may not be contractually entitled to indemnification by OfficeMax. See "Certain Relationships and Related Party Transactions—Office Max and the Forest Products Acquisition."

        In connection with the sale of our Paper and Packaging & Newsprint assets in 2008, Boise Inc. and its affiliates assumed any and all environmental liabilities arising from our ownership or operation of the assets and businesses sold to them and we believe we are entitled to indemnification by them from third-party claims in the event they fail to fully discharge any such liabilities on the basis of common law rules of indemnification. However, Boise Inc. may not have sufficient funds to discharge its obligations when required or to indemnify us from third-party claims arising out of any such failure.

Climate Change Matters

        Various legislative and regulatory proposals to restrict emissions of GHGs, such as CO2, are under consideration in Congress, state legislative bodies and the EPA. In particular, the EPA has promulgated its Tailoring Rule which directs states having authority to implement the Clean Air Act (which includes all states in which we have significant manufacturing operations) to treat GHG as regulated pollutants under their state implementation plans. The EPA's final rule and its November 2010 implementation guidance do not set specific standards to be utilized in air discharge permits and permits to construct significant new facilities. Generation of this detail has been left to the states. The key states in which our facilities are located (Louisiana, Oregon and Washington) are currently working through the process of incorporating GHG regulations into their state implementation plans. Most of our manufacturing facilities operate boilers or other process equipment that emits GHG. Such regulatory initiatives may require us to modify operating procedures or production levels, incur capital expenditures, change fuel sources, or take other actions that may adversely affect our financial results. However, given the high degree of uncertainty about the ultimate parameters of any such regulatory initiative, it is premature to make any prediction concerning such impacts.

        A significant portion of our GHG emissions are from biomass-fired boilers and in July 2011, the EPA issued a final rule that defers, for three years, the applicability of federal New Source Review ("NSR") regulations to biogenic CO2 emissions. During the three-year deferral period, the EPA will evaluate whether or not to permanently exempt biogenic CO2 from NSR regulations. States are not required by this regulation to defer biogenic CO2 emissions from their NSR programs, but so far, states in which we operate have not indicated they will not follow the EPA's deferral. This action leaves considerable uncertainty as to the future regulatory treatment of biomass-generated GHG and the treatment of such GHG in the states in which we operate.

        In addition, various government entities have adopted or are considering energy sourcing regulations which subsidize, or mandate consumption of specified percentages of, electrical power generated from nontraditional generating sources, including biomass fuels. These programs may increase our purchased electrical energy costs, create significant new competition for our fiber sources and provide opportunities for alternative uses of our residual fiber, such as sawdust, chips and shavings.

        From time to time, legislative bodies and environmental regulatory agencies may promulgate new regulatory programs imposing significant incremental operating costs or capital costs on us. The EPA has recently promulgated a series of four regulations commonly referred to collectively as Boiler MACT, which are intended to regulate the emission of hazardous air pollutants from industrial boilers. At the time it announced the final promulgation of the regulations, the EPA also announced that it planned to reconsider portions of the regulations and has recently taken steps to initiate such reconsideration. In December 2012, the EPA finalized a revised series of four regulations commonly referred to collectively as Boiler MACT, which are intended to regulate the emission of hazardous air pollutants from industrial boilers. Facilities in our Wood Products segment will be subject to one or more of these regulations and must be in compliance with the applicable rules by early 2016. We are currently undertaking a complete review of the revised rules to assess how they will affect our operations. Even with the revised rules finalized, considerable uncertainty still exists, as there will likely be legal challenges to the final rules from industry and/or environmental organizations. Notwithstanding that uncertainty, we are proceeding with efforts to analyze the applicability and requirements of the regulations, including the capital and operating costs required to comply. At this time, we cannot accurately forecast the capital or operating cost changes that may result from compliance with the regulations.

Capital Investment

        Information concerning our capital expenditures is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investment Activities."

Seasonal and Inflationary Influences

        We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the building products industry. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonal and Inflationary Influences."

Properties

        Our properties are well-maintained and are suitable for the operations for which they are used. The following is a list of our facilities by segment as of September 30, 2013. We lease office space for our corporate headquarters in Boise, Idaho.

Wood Products

        We own all of our Wood Products manufacturing facilities. The following table summarizes our Wood Products facilities as of September 30, 2013:

Facility Type	Number of Facilities	Locations
LVL/I-joist/Laminated beam plants	4	Louisiana, Oregon, Idaho and Canada
Plywood and veneer plants	9	Louisiana (2), North Carolina, Oregon (4), South Carolina and Washington
Sawmills	5	Oregon (3) and Washington (2)
Particleboard plant	1	Oregon

Building Materials Distribution

        We lease and own properties in our Building Materials Distribution business. All of our leases are non-cancellable and accounted for as operating leases. These leases are not subject to early termination except for standard non-performance clauses. In the next twelve months, the lease for our Vancouver, Washington facility is scheduled to terminate. We expect to renegotiate this lease on acceptable terms or to find similar property in the same geographic area.

        The following table summarizes our 32 Building Materials Distribution facilities as of September 30, 2013:

Location	Owned or Leased	Approximate Warehouse Square Footage
Phoenix, Arizona	Owned	33,000
Lathrop, California	Leased	164,000
Riverside, California	Leased	162,000
Denver, Colorado	Owned/Leased	230,000
Grand Junction, Colorado	Owned/Leased	97,000
Milton, Florida	Leased	87,000
Orlando, Florida	Owned	144,000
Pompano Beach, Florida	Leased	68,000
Atlanta, Georgia	Leased	155,000
Boise, Idaho	Owned/Leased	108,000
Idaho Falls, Idaho	Owned/Leased	69,000
Chicago, Illinois	Leased	122,000
Biddeford/Saco, Maine(a)	Leased	48,000
Baltimore, Maryland	Leased	205,000
Westfield, Massachusetts	Leased	134,000
Detroit, Michigan	Leased	108,000
Minneapolis, Minnesota	Leased	100,000
Billings, Montana	Owned	81,000
Greenland, New Hampshire	Owned/Leased	166,000
Delanco, New Jersey	Owned/Leased	345,000
Albuquerque, New Mexico	Leased	68,000
Greensboro, North Carolina	Owned/Leased	88,000
Marion, Ohio	Leased	95,000
Tulsa, Oklahoma	Owned	129,000
Memphis, Tennessee	Owned	78,000
Dallas, Texas	Owned/Leased	233,000
Houston, Texas	Leased	150,000
Salt Lake City, Utah	Leased	126,000
Spokane, Washington	Owned/Leased	58,000
Vancouver, Washington	Leased	86,000
Woodinville, Washington	Owned/Leased	110,000
Yakima, Washington	Owned/Leased	44,000

(a)
Truss manufacturing plant

Employees

        As of October 13, 2013, we had approximately 5,210 employees. Approximately 27% of these employees work pursuant to collective bargaining agreements. As of October 13, 2013, we had nine collective bargaining agreements. Two agreements, covering 375 employees at our facility in Florien, Louisiana, and 283 employees at our facility in Oakdale, Louisiana, expired on July 15, 2013 but have been indefinitely extended by the parties, subject to either party submitting a ten-day written notice to terminate. We expect these two agreements to be negotiated together. If these agreements are terminated before definite negotiations conclude, we could experience a material labor disruption or significantly increased labor costs, which could prevent us from meeting customer demand or reduce our sales and profitability.

Trademarks

        We maintain many trademarks for our manufactured wood products, particularly EWP. Our key registered trademarks include BOISE CASCADE® and the TREE-IN-A-CIRCLE® logo, which we believe to be of significant importance to our business.

Legal Proceedings

        We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Directors and Executive Officers

        Below is a list of names, ages and a brief account of the business experience of our executive officers and key members of management and directors, each as of October 25, 2013.

Name	Age	Position
Executive Officers:
Thomas E. Carlile	62	Chief Executive Officer and Director
Wayne M. Rancourt	50	Senior Vice President, Chief Financial Officer, and Treasurer
Stanley R. Bell	67	President, Building Materials Distribution
Thomas A. Lovlien	58	President, Wood Products Manufacturing
John T. Sahlberg	60	Senior Vice President, Human Resources and General Counsel
Kelly E. Hibbs	47	Vice President and Controller
Key Management:
Thomas K. Corrick	58	Senior Vice President, Wood Products Manufacturing
Nick Stokes	56	Senior Vice President, Building Materials Distribution
Dennis R. Huston	61	Vice President of Sales and Marketing, Engineered Wood Products
Daniel G. Hutchinson	61	Vice President of Operations, Wood Products Manufacturing
Non-Management Directors:
Duane C. McDougall	61	Director and Chairman of the Board
Richard H. Fleming	66	Director
John W. Madigan	76	Director
Christopher J. McGowan	42	Director
Samuel M. Mencoff	57	Director
Matthew W. Norton	34	Director
Thomas S. Souleles	45	Director

Thomas E. Carlile, Chief Executive Officer and Director

        Mr. Carlile became our chief executive officer and a director of BC Holdings in August 2009. He became one of our directors in February 2013 in connection with our initial public offering. Mr. Carlile previously served as our executive vice president and chief financial officer from February 2008 to August 2009, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president and chief financial officer. Mr. Carlile received a bachelor's degree in accounting from Boise State University and completed the Stanford Executive Program. Mr. Carlile is a member of the board of directors of FPH. Mr. Carlile's position as our chief executive officer allows him to advise the board of directors on management's perspective over a full range of issues affecting the company.

Wayne M. Rancourt, Senior Vice President, Chief Financial Officer and Treasurer

        Mr. Rancourt became our senior vice president and chief financial officer in August 2009. Mr. Rancourt previously served as our vice president, treasurer and investor relations from February 2008 to August 2009, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as vice president and treasurer. Mr. Rancourt received a B.S. degree in accounting from Central Washington University.

Stanley R. Bell, President, Building Materials Distribution

        Mr. Bell became our president, Building Materials Distribution, in February 2008, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president, Building Materials Distribution. Mr. Bell received a B.A. in economics from the University of Utah and an M.B.A. from the University of Utah.

Thomas A. Lovlien, President, Wood Products Manufacturing

        Mr. Lovlien became our president, Wood Products Manufacturing, in February 2008, following the divestiture of our paper and packaging businesses. From October 2004 to January 2008, he served as senior vice president, Wood Products. Mr. Lovlien received a bachelor's degree in accounting and a master's degree in wood technology from Oregon State University.

John T. Sahlberg, Senior Vice President, Human Resources and General Counsel

        Mr. Sahlberg became our senior vice president, Human Resources and General Counsel, effective August 2012. Prior to his election as senior vice president, Human Resources and General Counsel, Mr. Sahlberg served as vice president, Human Resources and General Counsel, since January 2011. Prior to that, he served as vice president, Human Resources, from February 2008 to January 2011. Prior to that, he served as director of Human Resources from February 2006 to February 2008. From October 2004 through January 2006, he was the director of labor relations. Mr. Sahlberg received a bachelor's degree in economics from Harvard College and a J.D. from Georgetown University. He is a member of the Idaho State Bar.

Kelly E. Hibbs, Vice President and Controller

        Mr. Hibbs became our vice president and controller in February 2011. Mr. Hibbs previously served as our director of strategic planning and internal audit from February 2008 to February 2011. From October 2004 to February 2008, he served as manager of financial forecasts and projects. Mr. Hibbs received a B.A. in accounting from Boise State University. He is a certified public accountant.

Thomas K. Corrick, Senior Vice President, Wood Products Manufacturing

        Mr. Corrick became our senior vice president, Wood Products Manufacturing, effective August 2012. Prior to his election as senior vice president, Wood Products Manufacturing, Mr. Corrick served as senior vice president, Engineered Wood Products, since February 2011. Prior to that, Mr. Corrick served as vice president, Engineered Wood Products, from January 2005 to February 2011. From October 2004 to January 2005, he served as the general manager of Engineered Wood Products. Mr. Corrick received both his bachelor's and master's degrees in business administration from Texas Christian University.

Nick Stokes, Senior Vice President, Building Materials Distribution

        Mr. Stokes became our senior vice president, Building Materials Distribution, in February 2011. Mr. Stokes previously served as vice president, Building Materials Distribution, from October 2004 to February 2011. Mr. Stokes received a B.S. in management and a B.S. in marketing from the University of Utah.

Dennis R. Huston, Vice President of Sales and Marketing, Engineered Wood Products

        Mr. Huston became our vice president of sales and marketing, Engineered Wood Products, in August 2012. Mr. Huston previously served as sales manager of our Engineered Wood Products from

1994 until August 2012. Mr. Huston received a bachelor's degree in political science from the University of Dubuque.

Daniel G. Hutchinson, Vice President of Operations, Wood Products Manufacturing

        Mr. Hutchinson became our vice president of operations for Wood Products Manufacturing in August 2012. He previously served as general manager of operations for our Engineered Wood Products business from 2008 to August 2012. From 2007 to 2008, he served as our Engineered Wood Products national accounts manager. Mr. Hutchinson received an M.B.A. from Washington State University and bachelor's degrees in accounting and finance from the University of Idaho.

Duane C. McDougall, Director and Chairman of the Board

        Mr. McDougall has served as BC Holdings' board chairman since December 2008 and has been a director of BC Holdings since 2005. He became one of our directors and the chairman of our board of directors in February 2013 in connection with our initial public offering. Mr. McDougall also served as our chief executive officer from December 2008 to August 2009. Prior to joining our company, Mr. McDougall was president and chief executive officer of Willamette Industries, an international paper and forest products company, until its sale in 2002. During his 23-year career with Willamette, Mr. McDougall held numerous operating and finance positions before becoming president and chief executive officer of Willamette. Mr. McDougall received a B.S. in accounting from Oregon State University. Mr. McDougall is also a member of the boards of directors of FPH, The Greenbrier Companies and StanCorp Financial Group, Inc. Mr. McDougall was a member of the boards of directors of Cascade Corporation, InFocus Corporation and West Coast Bancorp; he no longer serves on these boards. Mr. McDougall's experience as the CEO of a major forest products company provides our board of directors with valuable insight on operational and industry issues.

Richard H. Fleming, Director

        Mr. Fleming has served as one of our directors since our initial public offering in February 2013. Mr. Fleming was the executive vice president and chief financial officer of USG Corporation from 1999 until his retirement in 2012. USG is a leading manufacturer and distributor of high performance building systems for the construction and remodeling industries. Prior to joining USG, Mr. Fleming was employed by Masonite Corporation, which was acquired by USG in 1984. During his 39-year career with Masonite and USG, Mr. Fleming held various operating and finance positions and was USG's chief financial officer for approximately 18 years. Mr. Fleming received a B.S. in economics from the University of the Pacific in Stockton, California, and an MBA with finance specialization from the Tuck School of Business at Dartmouth College. Mr. Fleming is a member of the boards of directors of Columbus McKinnon Corporation, Optim Energy, LLC and in3media, inc. He is also an advisory board member of AlphaZeta Interactive. In June 2001, USG Corp. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. USG Corp. emerged from its Chapter 11 reorganization proceedings as a result of the bankruptcy court's confirmation of a related plan of reorganization, which became effective on June 20, 2006. Mr. Fleming provides strong finance skills to our board of directors.

John W. Madigan, Director

        Mr. Madigan has served as one of BC Holdings' directors since January 2005. He became one of our directors in February 2013 in connection with our initial public offering. In December 2003, Mr. Madigan retired from Tribune Company, where he had served as chairman and chief executive officer since 1996. Tribune Company operates businesses in publishing, interactive media and broadcasting. Mr. Madigan currently serves as an advisor to Madison Dearborn. Mr. Madigan's experience in directing the operations of a major corporation provides our board of directors with perspective on operating issues. Mr. Madigan holds bachelor's and master's degrees in business administration from the University of Michigan. Mr. Madigan is a member of the board of directors of Gilead Sciences, Inc. Mr. Madigan was a member of the boards of directors of Morgan Stanley and AT&T Wireless; he no longer serves on these boards.

Christopher J. McGowan, Director

        Mr. McGowan has served as one of BC Holdings' directors since October 2004. He became one of our directors in February 2013 in connection with our initial public offering. In September 2011, he became a general partner of CJM Ventures, L.L.C. and OPTO Holdings, L.P., and in July 2012 became a controlling member of Content Support Company, LLC. In the spring of 2012, Mr. McGowan served as a faculty advisor to The University of Chicago Booth School of Business and currently serves as Entrepreneur in Residence and Senior Advisor there. From 1999 until 2011, he was employed by Madison Dearborn and served as a managing director concentrating on investments in the basic industries sector. Prior to joining Madison Dearborn, Mr. McGowan was with AEA Investors, Inc. and Morgan Stanley & Co. Incorporated. Mr. McGowan received a B.A. from Columbia University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. McGowan currently serves on the boards of directors of OPTO International, Inc. and FPH. Mr. McGowan also serves on the board of directors of the University of Chicago Laboratory Schools. He is also a member of Hyde Park Angels and serves on their Portfolio Advisory Board as well as Chairman of the Limited Partner Advisory Committee for Hyde Park Venture Partners. Mr. McGowan was a member of the boards of directors of BWAY Holding Company in 2010-2011, the Illinois Venture Capital Association in 2009- 2011, First Wind Partners in 2009 and Smurfit Kappa Group Ltd. (formerly known as Jefferson Smurfit Group); he no longer serves on these boards. Mr. McGowan provides strong finance skills to our board of directors.

Samuel M. Mencoff, Director

        Samuel M. Mencoff has served as one of BC Holdings' directors since October 2004. He became one of our directors in February 2013 in connection with our initial public offering. Mr. Mencoff has been employed by Madison Dearborn since 1992 and currently serves as co-CEO. Prior to co-founding Madison Dearborn, Mr. Mencoff was employed by First Chicago Venture Capital for 11 years. Mr. Mencoff has approximately 30 years of experience in private equity investing with a particular focus on investments in the basic industries sector. Mr. Mencoff received an A.B. from Brown University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Mencoff is a former member of the board of directors of Great Lakes Dredge & Dock Corporation, and he has served on the boards of directors of numerous other public and private companies. He is currently a member of the boards of directors of FPH, Packaging Corporation of America, Smurfit Kappa Group, Ltd. (formerly known as Jefferson Smurfit Group), and Nuveen Investments, Inc. Mr. Mencoff is also a member of the board of directors of World Business Chicago, a not-for-profit economic development organization based in Chicago, Illinois, the Watson Institute for International Studies, NorthShore University HealthSystem, and a member of the board of trustees of Brown University and the Art Institute of Chicago. Mr. Mencoff provides strong finance skills to our board of directors and valuable experience gained from previous board service.

Matthew W. Norton, Director

        Mr. Norton has served as one of BC Holdings' directors since December 2008. He became one of our directors in February 2013 in connection with our initial public offering. Mr. Norton has been employed by Madison Dearborn since 2008 and currently serves as a director. From August 2006 to May 2008, Mr. Norton attended The Wharton School of the University of Pennsylvania. From 2004 to August 2006, he was employed by Madison Dearborn as an associate. From 2001 to 2004, he was employed by Merrill Lynch. Mr. Norton received a B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Norton was also a member of the board of directors of Boise Inc. until January 2010, and he is a current member of the boards of directors of FPH, CoVant Technologies II, LLC, Fieldglass, Inc., Taupo Holding, Inc. and National Financial Partners Corp. Mr. Norton provides strong finance skills to our board of directors.

Thomas S. Souleles, Director

        Mr. Souleles has served as one of BC Holdings' directors since October 2004. He became one of our directors in February 2013 in connection with our initial public offering. Mr. Souleles has been employed by Madison Dearborn since 1995 and currently serves as a managing director concentrating on investments in the basic industries sector. Prior to joining Madison Dearborn, Mr. Souleles was with Wasserstein Perella & Co., Inc. Mr. Souleles received an A.B. from Princeton University, a J.D. from Harvard Law School, and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Souleles is also a member of the boards of directors of FPH, Packaging Corporation of America, Schrader International, Inc. and Children's Hospital of Chicago Medical Center and of the board of trustees of the National Multiple Sclerosis Society, Greater Illinois Chapter. Mr. Souleles was a member of the boards of directors of Boise Inc., Magellan GP, LLC, Magellan Midstream Holdings GP, LLC, Great Lakes Dredge & Dock Corporation, US Power Generating Company and BWAY Holding Company; he no longer serves on these boards. Mr. Souleles provides strong finance skills to our board of directors.

Board Composition

        Our board of directors consists of eight directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Our board of directors is divided into three classes, each serving staggered, three-year terms:

  •
  Our Class I directors are Thomas E. Carlile and Duane C. McDougall, and their terms will expire at the 2014 annual meeting of stockholders;

  •
  Our Class II directors are Richard H. Fleming, Christopher J. McGowan and John W. Madigan, and their terms will expire at the 2015 annual meeting of stockholders; and

  •
  Our Class III directors are Samuel M. Mencoff, Matthew W. Norton and Thomas S. Souleles, and their terms will expire at the 2016 annual meeting of stockholders.

        As a result, only one class of directors are elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

        We entered into a Director Nomination Agreement with BC Holdings on February 11, 2013, that provides BC Holdings the right to designate nominees for election to our board of directors for so long as BC Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. MDCP IV may cause BC Holdings to assign its designation rights under the Director Nomination Agreement to MDCP IV or to an MDCP IV affiliate so long as MDCP IV and its affiliates are the beneficial owners of 50% or more of BC Holding's voting equity interests.

        The number of nominees that BC Holdings is entitled to designate under this agreement will bear the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by BC Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, BC Holdings shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director's term regardless of BC Holdings' beneficial ownership at such time. BC Holdings shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as BC Holdings owns less than 10% of our outstanding common stock.

        Messrs. Madigan, McGowan, Mencoff, Norton, Souleles and Fleming were appointed as the nominees of BC Holdings to our board of directors in accordance with the terms of the Director Nomination Agreement.

Committees of the Board of Directors

        The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees report to the board of directors as they deem appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

        The Audit Committee is responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm's qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related-person transactions.

        Our Audit Committee consists of Messrs. Fleming, Madigan and McGowan. We believe that each member of our Audit Committee qualifies as an independent director according to the rules and regulations of the SEC with respect to audit committee membership. We also believe that Mr. McGowan qualifies as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. Our board of directors adopted a written charter for the Audit Committee, which is available on our corporate website at www.bc.com. Our website is not part of, and is not incorporated by reference to, this prospectus.

Compensation Committee

        The Compensation Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Our Compensation Committee consists of Messrs. Madigan, McDougall, Mencoff and Souleles. Our board of directors adopted a written charter for the Compensation Committee, which is available on our corporate website at www.bc.com. Our website is not part of this prospectus.

Corporate Governance and Nominating Committee

        Our Corporate Governance and Nominating Committee is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Our Corporate Governance and Nominating Committee consists of Messrs. Carlile, McDougall, Norton and Souleles. Our board of directors adopted a written charter for the Corporate Governance and Nominating Committee, which is available on our corporate website at www.bc.com. Our website is not part of, and is not incorporated by reference to, this prospectus.

Compensation Committee Interlocks and Insider Participation

        During 2012, no officer or employee served as a member of BC Holdings' Compensation Committee, except for Mr. McDougall, who was employed by the company to act as the chairman of its board of directors until his resignation from employment effective December 31, 2012. See "Executive Compensation—Director Compensation—Overview" for a description of Mr. McDougall's employment agreement. None of our executive officers currently serve, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee or as a director of any entity that has one or more executive officers serving on our Compensation Committee.

Other Committees

        Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Risk Oversight

        Our board of directors oversees the risk management activities designed and implemented by our management. The board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

        Our board of directors delegates to the Audit Committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise-level risk.

Family Relationships

        There are no family relationships among any of our executive officers or any of our directors.

Code of Ethics

        We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.bc.com by clicking on About Boise Cascade and then Code of Ethics. Our website is not part of, and is not incorporated by reference to, this prospectus. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer and financial and accounting officers by posting the required information on our website at the above address.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

        Our Named Executive Officers for 2012 and the positions they held with the company as of December 31, 2012, are:

        Thomas E. Carlile—Chief Executive Officer

        Wayne M. Rancourt—Senior Vice President, Chief Financial Officer and Treasurer

        Stanley R. Bell—President, Building Materials Distribution

        Thomas A. Lovlien—President, Wood Products Manufacturing

        John T. Sahlberg—Senior Vice President, Human Resources and General Counsel

        Throughout this section, the term "Named Executive Officer" is intended to refer to the individuals identified above. The term "Officer" is intended to refer to those executive officers holding the title of Vice President, Senior Vice President, President, or Chief Executive Officer, all of whom are identified in "Management."

Summary of Key Events

        The major compensation events affecting our Named Executive Officers during 2012 were as follows:

          1.     In February 2012, the Compensation Committee confirmed the long-term incentive plan ("LTIP") awards for 2011 calculated under the terms of the plan and directed payment of the initial installment of the 2011 awards. In addition, in February 2012, Award Notices for the 2012 iteration of the plan were approved by the committee. In February 2013, the Compensation Committee confirmed the LTIP awards for 2012 calculated under the terms of the plan and directed payment of the initial installment of the 2012 awards.

          2.     In February 2012, the Compensation Committee approved award payments to our Named Executive Officers and other participants for amounts earned under our annual, short-term Incentive and Performance Plan ("STIP") for the 2011 plan year. The committee also approved issuance by the company of Award Notices under the plan, which established the criteria for 2012 awards for our Named Executive Officers and other participants in the plan. In February 2013, the committee approved award payments to our Named Executive Officers and other participants for amounts earned under the STIP for the 2012 plan year and approved issuance of Award Notices under the plan, which establish the criteria for 2013 awards to our Named Executive Officers and other participants in the plan.

          3.     Effective August 1, 2012, the Compensation Committee approved salary increases for existing officers and promoted Mr. Sahlberg to Senior Vice President, Human Resources and General Counsel.

          4.     Effective December 31, 2012, Mr. McDougall resigned as an employee of the company but remains nonemployee Chairman of the Board.

Executive Compensation Program Objective

        Our Compensation Committee's overall objective for our Named Executive Officers' compensation is to establish a package that will:

  •
  Provide aggregate compensation that reflects the market compensation for executives with similar responsibilities with due adjustment to reflect the experience, performance and other distinguishing characteristics of specific individuals.

  •
  Align compensation with the company's performance on both a short-term and long-term basis;

  •
  Link each Named Executive Officer's compensation to his performance and the areas for which he is responsible;

  •
  Attract, motivate, reward and retain the broad-based management talent critical to achieving the company's business goals; and

  •
  Align the interests of our Named Executive Officers with those of our equity owners through their ownership of equity interests of the company.

What the Compensation Program Is Designed to Reward

        The compensation program as a whole is designed to provide a base level of compensation that will attract and retain the broad-based management talent the Compensation Committee believes is essential to achieving the company's strategic objectives and to reward, with short-term and long-term compensation, performance by its Named Executive Officers that maintains and creates value for our equity investors. Although we anticipate that the specific details of our executive compensation and benefits may be altered from time to time to reflect our corporate structure, economic conditions, changes in the market for executive talent, our business strategies and regulatory changes, the overall objective of our compensation and benefits package will remain substantially the same over time.

Use of Market Data to Determine Amount and Allocation of Compensation

        The compensation committee believes that an important criterion for the determination of the aggregate value of the company's compensation program and the allocation of such value among the various elements of its compensation plans is market data on the amounts, allocations and structures utilized by similarly situated companies for positions of comparable responsibility.

        Management and the Compensation Committee have historically utilized compensation and benefits surveys to ascertain market levels of aggregate compensation and the allocation of that compensation among specific compensation elements for its Named Executive Officers. Aggregate compensation and each of the major elements (base salary, STIP compensation and LTIP compensation) for the company's Named Executive Officers had been targeted at the 50th percentile of the surveyed companies. However, the specific aggregate compensation (and the allocation thereof among the elements of such total compensation) paid to any of our Named Executive Officers may be below or above the 50th percentile target levels, depending on subjective judgments made by the Compensation Committee based on factors such as the specific Officer's tenure with the company and in his position, responsibilities that vary from the benchmark position and historical performance in the job.

        In 2011, the committee retained the services of Frederic W. Cook & Co. ("Frederic Cook"), a compensation consultant, to prepare a comprehensive analysis of the company's compensation packages for its Named Executive Officers and to compare the specific elements of compensation and the aggregate value with a group of peer companies selected by the consultant. The peer companies consisted of Ainsworth Lumber Co.; Associated Materials Incorporated; Beacon Roofing Supply, Inc.; BlueLinx, Inc.; Builders FirstSource, Inc.; Canfor Corporation; Eagle Materials, Inc.; International

Forest Products Corporation; Louisiana-Pacific Corporation; Norbord Ltd.; Nortek, Inc.; Ply Gem Holdings, Inc.; Simpson Manufacturing Company, Inc.; Universal Forest Products, Inc.; and West Fraser Timber Co. Ltd. Based on revenues, EBITDA, market capitalization, enterprise value and one-year and three-year annualized shareholder return data of the company and the selected peer companies, Frederic Cook concluded that the company's enterprise value and estimated market capitalization were generally in the median range. In 2011, the aggregate compensation paid to each of Messrs. Bell and Lovlien was above the 50th percentile target levels in light of their respective years of experience in the positions in which they serve. The aggregate compensation paid to Messrs. Carlile, Sahlberg and Rancourt was at or beneath such 50th percentile target levels in light of their respective experience levels in the positions in which they serve, each of which was less than that of Messrs. Bell and Lovlien. The Compensation Committee used the results of this study, along with the continuing depressed conditions in our product markets, to guide it in determining not to make any changes in Named Executive Officer compensation in 2011. The committee used the 2011 Frederic Cook study as the basis for the salary increases approved in July 2012 given the company's improved business performance.

Executive Compensation Program Elements

        The five elements of the company's executive compensation program are:

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  Base salary;

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  STIP;

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  Discretionary bonus awards;

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  LTIP; and

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  Other compensation and benefit plans.

Role of Management in Setting Executive and Director Compensation

        As described above, the Compensation Committee increased the compensation of executives in 2012. Management did not participate in that decision. The company's Chief Executive Officer makes recommendations to the Compensation Committee with respect to performance targets for the company's STIP and LTIP. All decisions with respect to such targets are approved by the Compensation Committee. Management does not participate in setting director compensation.

Base Salary

        The company provides a base salary to officers to attract and retain talented and experienced individuals to provide management and leadership services to the company.

        The committee customarily reviews base salaries for Named Executive Officers annually and at the time of promotions or other changes in responsibilities. Because of the extreme adverse conditions in the company's product markets for the years prior to 2012 covered in this filing, the Compensation Committee had not approved a general wage increase for the Named Executive Officers until 2012. In prior years, the committee had approved the following changes to reflect promotions: a promotional increase was granted to Mr. Rancourt when he became Senior Vice President, Chief Financial Officer and Treasurer in 2009, and one was granted to Mr. Carlile when he became Chief Executive Officer in 2009. The Compensation Committee arrived at the base salaries granted Mr. Carlile and Mr. Rancourt on the basis of a comparative analysis of the base salaries accorded their predecessors, along with their relative levels of experience and the current structure of the company, rather than a comprehensive review of new market data.

STIP

        The STIP is designed to recognize and reward the contributions that Named Executive Officers and other participants have made to the company's annual performance. The plan does this by linking a portion of the annual cash compensation of each participant to performance measures that are expected to positively affect the company's annual financial performance. We offer this plan to encourage and reward conduct that will lead to better performance of our businesses as measured by the criteria used for determining award amounts. Each individual's participation in the plan, along with the criteria for calculation of the payout to such participant, is established annually by action of our Compensation Committee and communicated to the participants in a STIP Award Notification ("Award Notice"). A determination of the amount payable under the plan on account of the year is made by the Compensation Committee, and the resulting payments ("Awards") are made to participants.

2012 STIP Compensation

        For 2012, each of our Named Executive Officers participated in the STIP. The plan provided for Awards to be calculated as a percentage of base salary, based on the extent to which the financial goals and performance objectives were met during the year, and on the exercise of the Compensation Committee's discretion. The 2012 annual incentive Award targets for our Named Executive Officers were as follows:

Officer	Target Award as a Percentage of Base Salary
Thomas E. Carlile	100%
Wayne M. Rancourt	55%
Stanley R. Bell	55%
Thomas A. Lovlien	55%
John T. Sahlberg(1)	49%

(1)
The BC Holdings Compensation Committee increased Mr. Sahlberg's 2012 STIP target as a percentage of base compensation from 45% to 55% effective August 1, 2012, when he was promoted to a senior vice president. His target was prorated to determine his 2012 STIP Award.

        The actual Awards may be less than or greater than the target incentive amounts depending on the achievement of predetermined financial goals and performance objectives and the exercise of the Compensation Committee's discretion. Awards for each Officer ranges from a threshold of 25% of the target Award through a maximum of 225% of the target Award, depending on financial goals achieved for 2012. The dollar amount of the threshold, target and maximum Award payable to each of our Named Executive Officers is set out in the table found under "Grants of Plan-Based Awards" in "Executive Compensation."

        The annual financial goals required for each of our Named Executive Officers under our 2012 STIP were as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $ or %	Requirement For Target Payment $ or %	Requirement For Maximum Payment $ or %
		(in millions, except PRONWC)
Thomas E. Carlile	100% Corporate EBITDA	$5	$50	$135
Wayne M. Rancourt	100% Corporate EBITDA	5	50	135
Stanley R. Bell	25% Corporate EBITDA	5	50	135
	37.5% BMD Division EBITDA	10	30	70
	37.5% BMD Division PRONWC	1.0%	11.3%	24.0%
Thomas A. Lovlien	25% Corporate EBITDA	5	50	135
	75% Wood Products Division	10	40	90
John T. Sahlberg	100% Corporate EBITDA	5	50	135

        EBITDA means earnings before interest (interest expense and interest income), income taxes and depreciation and amortization at the corporate or division level as indicated in the table above and adjusted in each case for special items. PRONWC means pretax return on net working capital. It is calculated by dividing Building Materials Distribution segment net operating income by the segment's average net working capital reported as of each month-end during a 13-month period running from December 2011 through December 2012, adjusted in each case for special items. The Compensation Committee believes that EBITDA adjusted for special items represents a financial measure that closely approximates the value delivered by management to the company's equity owners and is a key measure of performance frequently used by the company's debt holders. The Compensation Committee included PRONWC as a portion of Mr. Bell's performance criteria because it reflects his division's control of its working capital, which is a critical financial measure in our distribution business. In 2012, the Corporate EBITDA, Building Materials Distribution EBITDA and Wood Products EBITDA were $96.6 million, $32.9 million and $80.2 million, respectively, resulting in aggregate payments to each of our Named Executive Officers ranging from 1.26 to 1.93 times target under the STIP for 2012.

        At the board meeting in February 2013, both our board of directors and our Compensation Committee confirmed the payment to each of our Named Executive Officers of an Award that was calculated in accordance with the plan's metrics. The amounts approved by the committee for payment to each of the Named Executive Officers pursuant to the 2012 plan are reported in the column titled Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

2013 STIP Compensation

        At the board meeting in February 2013, both the board and the Compensation Committee approved the details of the company's 2013 STIP. At the time of adoption in February 2013, no changes were made to the plan document or the methods for calculating the financial criteria to be used in determining each Named Executive Officer's Award under the plan.

2012 Bonus Payments

        From time to time, the company may elect to grant a discretionary bonus to one or more of the Officers or other employees to recognize and reward exemplary performance providing value to the company that is not recognized by the structure of the company's STIP. These bonus payments are not governed by any formal plan, and no Officer has any contractual entitlement or expectation of any such payment. The amount and timing of the grant of any such bonus to Named Executive Officers are determined by the Compensation Committee at its sole discretion. No ad hoc bonuses were paid to any of our Named Executive Officers as compensation for 2012.

Long-Term Incentive Compensation (Management Equity Plan and LTIP)

        We have two long-term incentive plans that are included in the compensation information for our Named Executive Officers: the Management Equity Plan ("MEP") and the 2010, 2011 and 2012 LTIP programs. The MEP ended on December 31, 2010, as discussed below. As a result, no Named Executive Officer received any compensation from the MEP plan in 2011 or 2012. The LTIP ended on December 31, 2012. The Boise Cascade board of directors approved an incentive compensation plan in connection with our initial public offering, which replaces the LTIP, as further discussed under "—2013 Incentive Plan."

MEP

        In 2004, shortly after the completion of our acquisition of the forest products and paper assets of OfficeMax (the Forest Products Acquisition), FPH, our indirect controlling stockholder, offered members of management (Management Investor) an opportunity to purchase equity interests in FPH. In 2006 and 2009, FPH issued units to a limited group of individuals, including two of our directors. The terms of the FPH equity interests held by management are governed by a series of Management Equity Agreements between FPH, Madison Dearborn and each of the Management Investors, which collectively constitute the "MEP."

        The MEP contains many of the features typical of an investor rights agreement for a closely held company. FPH may, but is not required to, purchase from the Management Investor his or her equity units upon termination of the Management Investor's employment with the company (or service on the board of directors) at a formula price intended to approximate the fair market value of the equity units being repurchased (with due allowance for the relevant participation threshold applicable to Series C equity units). A Management Investor may require FPH to exercise its option to repurchase his or her equity units upon termination of employment with the company (or service on its board of directors) only if such termination arises from either (i) the death or permanent disability of the Management Investor or (ii) the sale of a division of the company.

LTIP

        In October 2009, our Compensation Committee adopted the LTIP that was in place for 2012, 2011 and 2010. The terms of the LTIP contemplated the annual grant to participants by the company of an opportunity to earn a cash Award conditioned upon achievement of specified financial goals established by the Compensation Committee. The plan provided that the identity of participants and the terms under which each year's Award were to be calculated and paid were to be set by the Compensation Committee and communicated to participants in an Award Notice, with the resulting payments calculated by the Compensation Committee once the company's performance against the relevant financial criteria was determined.

        In February 2012, the Compensation Committee approved Award Notices under the LTIP for a group of the company's senior managers, including each of its Named Executive Officers. The Award Notices enabled each such Officer an opportunity to earn a cash Award determined on the basis of a target percentage of the Officer's base salary (as specified in the Award Notice) and the company's 2012 achievement against corporate EBITDA goals set forth in the Award Notice. The Award for each Officer ranges from a threshold of 50% of the target Award through a maximum of 200% of the target Award, depending on corporate EBITDA achieved for 2012. Although the amount of the Award was determined on the basis of the company's 2012 financial performance, the resulting Award will be paid in three equal installments, which will be payable no later than March 15, 2013, 2014 and 2015. To earn each installment of the Award, a participant must remain an employee of the company through December 31 of the year preceding the due date of the payment, provided that participants who are retirement-eligible or who in fact retire prior to such vesting dates will nonetheless be treated as fully vested in all three installments. If, in any plan year, the company and its service providers are subject to the provisions of Internal Revenue Code Section 457A, participants who meet the plan's definition of "retirement eligible" will receive an accelerated distribution (the Section 457A Accelerated Payment) equal to 40% of the deferred installments of the Award for such plan year. The purpose of this accelerated payment of a portion of the deferred installments is to enable such participants to pay taxes on the imputed income for the deferred installments, which Internal Revenue Code Section 457A imposes on the deferred installments. Plan participants are retirement-eligible if they are: 1) age 62 or older and have ten years of service or 2) are age 65 or older.

        In considering the LTIP and the 2012 Award Notices, the Compensation Committee recognized that management's ownership of Series B and Series C equity units under the Management Equity Plan will continue to provide an incentive that aligns management's interests with those of the company's equity owners. However, it also recognized that with the expiration of the vesting provisions of that structure, an additional long-term incentive component was required to maintain competitive compensation levels, provide a retention incentive and provide adequate alignment of management's and equityholders' interests.

        The target Awards for 2012, expressed as a percentage of base salary, for each of our Named Executive Officers are disclosed in the table below:

Officer	Target Award as a Percentage of Base Salary
Thomas E. Carlile	100%
Wayne R. Rancourt	50%
Stanley R. Bell	50%
Thomas A. Lovlien	50%
John T. Sahlberg	50%

        The annual financial goals required for each of our Named Executive Officers under our 2012 LTIP were as follows:

Officer	Financial Criteria	Requirement For Threshold Payment $	Requirement For Target Payment $	Requirement For Maximum Payment $
		(in millions)
Thomas E. Carlile	100% Corporate EBITDA	$10	$60	$150
Wayne M. Rancourt	100% Corporate EBITDA	10	60	150
Stanley R. Bell	100% Corporate EBITDA	10	60	150
Thomas A. Lovlien	100% Corporate EBITDA	10	60	150
John T. Sahlberg	100% Corporate EBITDA	10	60	150

        EBITDA means earnings before interest (interest expense and interest income), income taxes and depreciation and amortization as indicated in the table above and adjusted in each case for special items. The Compensation Committee believed that EBITDA adjusted for special items represented a financial measure that closely approximated the value delivered by management to the company's equity owners and was a key measure of performance frequently used by the company's debt holders. Corporate EBITDA was $96.6 million in 2012, resulting in aggregate payments to each of our Named Executive Officers equal to 141% of target under the LTIP for such year.

        In February 2013, Awards, calculated in accordance with the metrics of the LTIP and the 2012 Award Notices and the company's 2012 financial performance, were confirmed by the board of directors and the Compensation Committee, and payments of initial installments of such 2012 Awards were authorized. In addition, payments of Section 457A Accelerated Payments to a Named Executive

Officer who was retirement-eligible were authorized. The amount of such payment authorized for the Named Executive Officer is disclosed in the column titled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" and the explanatory footnote to such column.

Other Compensation and Benefit Plans

        The company's Named Executive Officers receive additional compensation in the form of payments, allocations, or accruals under various other compensation and benefit plans. These plans and benefits, which are described below, are provided to ensure that we are providing an aggregate compensation and benefits package that is competitive in the marketplace, thereby ensuring that we can attract and retain the management talent needed to achieve the company's strategic objectives.

Defined Benefit Pension Benefits

        We maintain a frozen defined benefit pension plan, referred to as the Salaried Pension Plan ("SPP"), as well as frozen supplemental pension plans for certain salaried employees, including each of the Named Executive Officers.

        Our SPP entitles each vested employee to receive an annual pension benefit at normal retirement age equal to 1.25% of the average of the highest five consecutive years of compensation out of the last ten years of employment through December 31, 2009, multiplied by the participant's years of service through December 31, 2003, plus 1% of the average of such benchmark compensation level multiplied by the participant's years of service from December 31, 2003, through December 31, 2009. Under the SPP, "compensation" is defined as the employee's taxable base salary plus any taxable amounts earned under our annual variable incentive compensation programs. Benefits are computed on a straight-line annuity basis and are not offset by Social Security or other retirement-type benefits. An employee is 100% vested in his or her pension benefit after five years of unbroken service. Our Compensation Committee froze the company's salaried pension plans effective December 31, 2009. Accordingly, no further benefits have been earned under this plan since that date.

        If prior to the freezing of the SPP, an employee earned income in excess of the limits provided under the Internal Revenue Code for qualified plans, or if income was deferred under the company's deferred compensation plan and not taxed (and therefore not counted for purposes of the benefit amount calculation under the qualified SPP), the excess benefits will be paid from the company's general assets under our unfunded, nonqualified Supplemental Pension Plan ("SUPP"). Because the benefit definition in the SUPP is derivative of that contained in the SPP described above, the benefit freeze adopted for the qualified plan at year end 2009 effected a similar freeze in further benefit accruals as of such date under the SUPP.

        Under our unfunded, nonqualified Supplemental Early Retirement Plan ("SERP"), an Officer is eligible for benefits under the plan if he or she: (i) was an Officer of OfficeMax immediately prior to Madison Dearborn's acquisition of the forest products and paper assets from OfficeMax (the Forest Products Acquisition); (ii) is 55 years old or older (or 58 years old or older for Officers elected on or after June 1, 2004 and before October 29, 2004); (iii) has ten or more years of service; (iv) has served as an Officer for at least five full years; and (v) retires before the age of 65. Eligible Officers retiring prior to age 65 receive an early retirement benefit from the SERP which, in combination with their benefit under the SPP and the SUPP, equals the benefit calculated under the SPP and the SUPP without reduction due to the Officer's early retirement. Because the benefit definition in the SERP is derivative of that contained in the SPP described above, the benefit freeze adopted for the qualified plan at year-end 2009 effected a similar freeze in further benefit accruals as of such date under the SERP. Benefits payable under the SERP are offset in part by benefits payable under a similar plan maintained by OfficeMax. Messrs. Carlile and Lovlien are currently eligible for early retirement under the SERP. Mr. Rancourt will become eligible for benefits under the SERP when he reaches age 58.

Mr. Bell's age permits him to retire with unreduced benefits under our SPP and the SUPP, and accordingly, he does not participate in the SERP.

        In July 2013, the SUPP and the SERP were amended to effect certain administrative updates, including the following: (i) changing the name of such plans to reflect Boise Cascade's current name; and (ii) memorializing that responsibility for the management of each such plan resides with Boise Cascade's compensation committee of the board of directors.

        Changes in the aggregate defined benefit pension present values for each of our Named Executive Officers are disclosed in footnote 5 to the "Summary Compensation Table," and the present value of accumulated benefits at December 31, 2012, under each such plan is disclosed with respect to each Named Executive Officer in the table under the heading "—Compensation Discussion and Analysis—Pension Benefits."

401(k) Plan

        The company maintains a 401(k) defined contribution savings plan for all of its U.S. salaried employees, including its Named Executive Officers. Under the plan, eligible employees electing to participate may contribute up to 50% of their pretax income, subject to Internal Revenue Service ("IRS") rules limiting an individual's total contributions and the application of IRS tests designed to ensure that the plan does not discriminate in favor of highly compensated employees.

        Since March 1, 2010, the company has provided a contribution to each salaried employee's 401(k) account for each pay period in an amount equal to 4% of the employee's eligible wages (base salary and short-term incentive compensation) for such period. In years in which the company's EBITDA exceeds targets specified by the board of directors, the company may make additional discretionary contributions in an amount equal to 2%, 3%, or 4% of the employee's wages, depending on the affected employee's number of service years. Further, the plan allows for an additional discretionary contribution of 1% for achieving a second, higher EBITDA target, also determined by the board of directors. No discretionary contributions were made for the years 2010 and 2011. However, the company made discretionary contributions in January 2013 for 2012 based on achieving both EBITDA target levels set by the board of directors. Amounts in excess of IRS annual limitations on company contributions to qualified defined contribution retirement plans are paid to participants as taxable cash compensation. All of our Named Executive Officers participate in the plan.

        Amounts deferred under this plan by Named Executive Officers are included in the salary disclosure in the "Summary Compensation Table," and amounts contributed to the account of a Named Executive Officer under the plan are included in the disclosure in the "—Summary Compensation Table—All Other Compensation."

Nonqualified Deferred Compensation

        Our Deferred Compensation Plan is an unfunded nonqualified defined contribution plan that was closed to further participation on December 31, 2009, as discussed below. Under the plan, participating employees irrevocably elected each year to defer receipt of a portion of their base salary and incentive compensation. A participant's account is credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. Participants may receive payment of their deferred compensation plan balance in a lump sum or in monthly installments over a specified period of years following the termination of their employment with the company. Each of our Named Executive Officers is a participant in our Deferred Compensation Plan.

        During 2009, management determined that the Deferred Compensation Plan was affected by the company's status as a disqualified entity under Internal Revenue Code Section 457A. As a result, the committee voted to modify the Deferred Compensation Plan to provide that for so long as the company remains a disqualified entity under Section 457A, no further compensation deferrals will be made under the plan. The company had determined that it remained a disqualified entity for 2012. As a result, no further compensation was credited by the company to participant accounts during 2012, except for earnings on account balances as they existed on January 1, 2012. In July 2013, the Deferred Compensation Plan was amended to effect certain administrative updates, including the following: (i) changing the name of the Deferred Compensation Plan to reflect Boise Cascade's current name; (ii) memorializing that responsibility for the management of each plan resides with Boise Cascade's compensation committee of the board of directors; (iii) deleting language relating to Internal Revenue Code Section 457A, which is no longer applicable to Boise Cascade following its conversion from a limited liability company to a corporation in connection with its initial public offering; (iv) providing participants with the option to make elections for new distributions every three years; and (v) removing language relating to matching contributions under the company's 401(k) plan.

        Amounts deferred under this plan by, or contributed to the account under the plan in years prior to the suspension of deferrals and contributions because of Internal Revenue Code Section 457A, any of our Named Executive Officers are disclosed in the "Summary Compensation Table."

Agreements With, and Potential Payments to, Named Executive Officers

        The company does not have employment agreements with any of its Named Executive Officers other than the limited agreements described below:

Severance Agreements With Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg

        Boise Cascade entered into severance agreements with each of its Named Executive Officers in February 2008, including Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg, to maintain operating continuity in the event of a change of control. The severance agreements are effective for three years, provided that on the second anniversary and each anniversary thereafter, the term of each severance agreement is automatically extended for an additional year unless the company gives 60 days' prior notice stating otherwise. Notice was not given prior to the anniversary date in February 2013. Accordingly, the term of such agreements has now been extended to February 22, 2015. Mr. Sahlberg entered into a new severance agreement in August 2012 in connection with his appointment as our senior vice president, Human Resources and General Counsel in the same month. The company entered into revised severance agreements with each of its Named Executive Officers in December 2012 solely to bring the agreements into technical compliance with Internal Revenue Code Section 409A.

        The severance agreements provide that in the event of a "qualifying termination" (meaning any termination with the exception of (i) a termination by the company for cause or disability, (ii) a termination by the employee other than for good reason (as described in the severance agreement), or (iii) termination as a result of the employee's death), an employee will be entitled to receive (a) his or her full base salary through the date of termination, a short-term incentive plan payment for the year of termination based on the plan's actual payout for the year and prorated to reflect the portion of the year expired, and all other compensation to which he or she is then entitled; (b) a lump sum severance payment equal to one or two times the sum of such employee's annual base salary plus target annual incentive bonus for the year in which the termination occurs; and (c) a lump sum amount equal to the value of such employee's unused and accrued time off, less any advanced time off, in accordance with the applicable time off policy in effect on the termination date. Additionally, the severance agreements provide, in the event of a qualifying termination, for full maintenance of healthcare and insurance benefits for a period of 12 or 18 months following the termination date (subject to payment of required contributions), payment of the premium under the company's Supplemental Life Plan for 12 or 24 months following the termination date, and if applicable, receipt of the monthly benefit that such employee would have been entitled to receive under the SERP as if such employee had satisfied the age and service requirements under the SERP as of his or her termination date. The higher levels of severance benefits are generally reserved for those officers at the level of senior vice president and higher (Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg).

        The severance agreements provide that in the event of a termination that is not a qualifying termination, such employee will be entitled to receive his or her full base salary through the date of termination, plus all other compensation to which he is then entitled. In the event of a failure to perform duties as a result of incapacity due to physical or mental illness or injury, such employee will be entitled to continue to receive his full base salary until such time as his employment is terminated due to disability. No severance payments or continuation of healthcare benefits beyond the date of termination are provided for under such circumstances.

        In consideration of the severance payments described above, each severance agreement contains, with respect to each employee party thereto, confidentiality and nonsolicitation provisions, as well as a provision for general release of all claims against the company and its affiliates, as a condition of payment of benefits under the severance agreement.

Retention Agreements With Messrs. Bell, Lovlien and Carlile

        In August 2009, Boise Cascade entered into Retention Award Agreements with Messrs. Bell and Lovlien to help maintain experienced management during the economic downturn. Each of these agreements provided that the officer might, by maintaining his employment with Boise Cascade through a specified vesting date, earn a cash award equal to his base salary at the time of vesting of the award. The vesting date specified in the agreements was October 31, 2011, for Mr. Bell and December 31, 2012, for Mr. Lovlien. Each agreement provided that if the individual's employment terminated prior to the vesting date due to death or permanent disability, a prorated award would vest on and be payable within 90 days after such termination and that if employment is terminated due to a sale, merger, reorganization, or restructuring of all or part of Boise Cascade or a reduction in force or the sale or closure of the division which such officer heads, or for reasons other than a disciplinary reason, the full amount of the award will vest upon such termination and be payable within 90 days thereafter. Mr. Bell's agreement expired on October 31, 2011, and he was paid under the terms of that agreement, as shown in the "Bonus" column in the "Summary Compensation Table." Mr. Lovlien's agreement expired on December 31, 2012, and he was paid under the terms of that agreement, as shown in the "Bonus" column in the "Summary Compensation Table."

        In September 2011, Boise Cascade entered into a three-year Retention Award Agreement with Mr. Carlile to create an additional economic incentive for Mr. Carlile to remain our Chief Executive Officer and to help provide for an orderly leadership transition at a later date. The terms of Mr. Carlile's agreement were the same as the October 2009 retention agreements detailed above, with the exceptions that Mr. Carlile's agreement runs through September 30, 2014, and the agreement provides he receive an additional payment equal to his average STIP payouts over the three years prior to the vesting date of the agreement.

Salaried Employee Life Insurance Plan and Supplemental Life Plan

        The company maintains two plans under which company-paid life insurance is made available to its Officers. Under its Salaried Employee Life Insurance Plan, the company provides, at its expense during each salaried employee's period of employment, life insurance in an amount equal to the employee's base salary. Messrs. Rancourt and Sahlberg participate in this plan.

        Messrs. Carlile, Bell and Lovlien participate in our Officers' Supplemental Life Plan, under which a company-paid life insurance benefit during employment is provided in an amount equal to two times the Officer's base salary. The plan also provides a postretirement life insurance benefit for such Officers equal to one times their final base salary (less any amount payable under the company's paid group term life insurance program).

        In July 2013, the Supplemental Life Plan was amended to effect certain administrative updates, including the following: (i) changing the name of the plan to reflect Boise Cascade's current name; and (ii) memorializing that responsibility for the management of such plan resides with Boise Cascade's compensation committee of the board of directors.

        Amounts paid by the company for the coverage provided to each of our Named Executive Officers is reported in the column titled "All Other Compensation" in the "Summary Compensation Table."

2013 Incentive Plan

        In connection with our initial public offering, we adopted the 2013 Incentive Plan. The 2013 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation and performance awards. Directors, officers, and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2013 Incentive Plan. The purpose of the 2013 Incentive Plan is to provide incentives that will attract, retain, and motivate high-performing officers, directors, employees, and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. This summary may not include all of the provisions of the 2013 Incentive Plan.

        Administration.    The 2013 Incentive Plan is administered by a committee designated by our board of directors. Among the committee's powers are to (i) determine the form, amount and other terms and conditions of awards; (ii) construe or interpret any provision of the 2013 Incentive Plan or any award agreement; (iii) amend the terms of outstanding awards; and (iv) adopt such rules, guidelines and practices for administering the 2013 Incentive Plan as it deems advisable. The committee has full authority to administer and interpret the 2013 Incentive Plan, to grant discretionary awards under the 2013 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2013 Incentive Plan and the awards thereunder as the committee deems necessary or desirable, and to delegate authority under the 2013 Incentive Plan to our executive officers.

        Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2013 Incentive Plan or with respect to which awards may be granted may not exceed 3,100,000 shares. The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock, or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (per type of award); provided that the total number of shares of our common stock with respect to all such awards that may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2013 Incentive Plan during any fiscal year to any eligible individual is $5,000,000.

        The number of shares available for issuance under the 2013 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger, or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we will make any adjustments we consider appropriate to, among other things, the number and kind of shares, options, or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2013 Incentive Plan are for any reason canceled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2013 Incentive Plan.

        Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2013 Incentive Plan.

        Award Agreement.    Awards granted under the 2013 Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions, or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the committee.

        Stock Options.    The committee may grant nonqualified stock options to any individuals eligible to participate in the 2013 Incentive Plan and incentive stock options to purchase shares of our common stock only to eligible employees. The committee determines the number of shares of our common stock subject to each option; the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder; the exercise price; the vesting schedule, if any; and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share's fair market value. Options are exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant, and the exercisability of such options may be accelerated by the committee.

        Stock Appreciation Rights.    The committee may grant stock appreciation rights, or "SARs," either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or "Tandem SAR," or independent of a stock option, or "Non-Tandem SAR." A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2013 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

        Restricted Stock.    The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock, and conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of preestablished performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards, and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods; corporate transactions, including, without limitation, dispositions and acquisitions; and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

        Other Stock-Based Awards.    The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2013 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria discussed in general below.

        Other Cash-Based Awards.    The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

        Performance Awards.    The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance, or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

        Performance Goals.    The committee may grant awards of restricted stock, performance awards and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest, and paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, taxes, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses; or (31) other objective criteria determined by the committee in accordance with the 2013 Incentive Plan.

        To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or nonrecurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant's performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division, or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify, or amend those criteria.

        Change in Control.    In connection with a change in control, as defined in the 2013 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2013 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) canceled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

        Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Amendment and Termination.    Notwithstanding any other provision of the 2013 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2013 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2013 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension, or termination may not be adversely affected without the consent of such participant.

        Transferability.    Awards granted under the 2013 Incentive Plan are generally nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

        Recoupment of Awards.    The 2013 Incentive Plan provides that awards granted under the 2013 Incentive Plan are subject to any recoupment policy we may have, including the clawback of "incentive-based compensation" under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

        At the February 2013 board meeting, both the Compensation Committee and the board of directors approved equity grants under the 2013 Incentive Plan. The amount and structure of the grants were based on a study conducted by Frederic Cook and the recommendations Frederic Cook made as a result of the study. Participants under the plan received two types of grants: stock options and Performance Stock Units ("PSUs"). The stock options have a ten-year term from the February 26, 2013, grant date and are based on the $27.19 closing price of the publicly traded stock on February 25, 2013. The options will be ratably vested over three years. The PSUs are earned based on a one-year EBITDA performance established in the same manner with a modified payout target as the one-year EBITDA performance for our 2010, 2011 and 2012 LTIP plans and, if earned, will vest in three equal tranches (as were the LTIP cash grants) in 2014, 2015 and 2016.

Summary Compensation Table

        The following table presents compensation information for Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg for 2012, 2011 and 2010, to the extent each of them served as one of our Named Executive Officers during each of such years:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Thomas E. Carlile	2012	$741,667	$—	$2,003,500	$271,442	$114,532	$3,131,141
Chief Executive Officer	2011	700,000	—	577,500	325,949	88,676	1,692,125
	2010	700,000	—	1,060,500	134,104	49,218	1,943,822
Wayne M. Rancourt	2012	$360,417	$—	$505,500	$134,208	$41,897	$1,042,022
Senior Vice President,	2011	350,000	—	151,725	201,587	24,734	728,046
Chief Financial Officer,	2010	350,000	—	287,700	97,789	13,464	748,953
and Treasurer
Stanley R. Bell	2012	$428,333	$—	$616,028	$122,556	$60,432	$1,227,349
President, Building Materials	2011	420,000	420,000	194,828	173,524	37,199	1,245,551
Distribution	2010	420,000	—	326,954	53,570	29,462	829,986
Thomas A. Lovlien	2012	$428,333	$440,000	$654,905	$196,683	$61,885	$1,781,806
President, Wood Products	2011	420,000	—	182,070	260,721	46,156	908,947
Manufacturing	2010	420,000	—	428,400	185,453	30,928	1,064,781
John T. Sahlberg	2012	$308,333	$—	$388,120	$146,975	$34,759	$878,187
Senior Vice President,	2011	300,000	—	105,300	142,520	41,229	589,049
Human Resources and
General Counsel

(1)
Includes amounts deferred under our savings plan. See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan" for a description of this plan.

(2)
Represents the payout of Retention Agreements.

(3)
Represents total of (i) payments of Awards under our STIP for each year reported on and (ii) payments of Awards under our 2010, 2011 and 2012 LTIPs. The specific financial goals and performance objectives at corporate and business unit levels of the STIP and the LTIP are described under "STIP" and "Long-Term Incentive Compensation (Management Equity Plan and LTIP)" in the "Compensation Discussion and Analysis." The amounts reported in this column include amounts deferred under our savings plan. See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan" for a description of this plan.

  Under the terms of the 2010, 2011 and 2012 LTIPs, participants are paid one-third of the current-year award when awards are determined, with the balance of the Award paid in two equal installments by March 15 of the following two years, but only if the Officer remains employed through December 31 of the preceding year. Amounts awarded to Mr. Bell were not subject to the delayed vesting requirement because he met the requirements for retirement-eligible status under the plan. Consequently, Mr. Bell's total LTIP, paid annually, is reflected in the table above. See the description of the plan under "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)." The total non-equity incentive plan compensation for each Named Executive Officer for 2012, 2011 and 2010 is comprised of the following:

	2012
	1/3 2012 LTIP	1/3 2011 LTIP	1/3 2010 LTIP	2012 STIP	Total
Thomas E. Carlile	$376,000	$126,000	$157,500	$1,344,000	$2,003,500
Wayne M. Rancourt	88,125	31,500	39,375	346,500	505,500
Thomas A. Lovlien	103,400	37,800	47,250	466,455	654,905
John T. Sahlberg	75,200	21,600	27,000	264,320	388,120

	2012 LTIP	2012 STIP	Total
Stanley R. Bell	$310,200	$305,828	$616,028

	2011
	1/3 2011 LTIP	1/3 2010 LTIP	2011 STIP	Total
Thomas E. Carlile	$126,000	$157,500	$294,000	$577,500
Wayne M. Rancourt	31,500	39,375	80,850	151,725
Thomas A. Lovlien	37,800	47,250	97,020	182,070
John T. Sahlberg	21,600	27,000	56,700	105,300

	2011 LTIP	2011 STIP	Total
Stanley R. Bell	$113,400	$81,428	$194,828

	2010
	1/3 2010 LTIP	2010 STIP	Total
Thomas E. Carlile	$157,500	$903,000	$1,060,500
Wayne M. Rancourt	39,375	248,325	287,700
Thomas A. Lovlien	47,250	381,150	428,400

	2010 LTIP	2010 STIP	Total
Stanley R. Bell	$141,750	$185,204	$326,954

(4)
Amounts disclosed in this column include the following:

Name	Year	Change in Pension Value(a)	Nonqualified Deferred Compensation Earnings(b)
Thomas E. Carlile	2012	$262,240	$9,202
	2011	318,365	7,584
	2010	126,683	7,421
Wayne M. Rancourt	2012	$129,247	$4,961
	2011	197,498	4,089
	2010	93,788	4,001
Stanley R. Bell	2012	$102,502	$20,054
	2011	156,995	16,529
	2010	37,396	16,174
Thomas A. Lovlien	2012	$186,055	$10,628
	2011	251,962	8,759
	2010	176,882	8,571
John T. Sahlberg	2012	$139,912	$7,063
	2011	136,744	5,776

(a)
Pension benefits for officers are frozen, and no additional benefits are being earned. The changes reported in this column reflect the changes in actuarial assumptions that increase the present value of their benefits under all pension plans established by the company using interest rate and mortality rate assumptions consistent with those used in the company's financial statements.

(b)
The amounts reported in this column reflect the above-market portion of the interest earned on deferred compensation for our Named Executive Officers for the years in which they were Named Executive Officers.

For more information concerning the pension plans and deferred compensation plans in which our Named Executive Officers participate, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Defined Benefit Pension Benefits" and "—Nonqualified Deferred Compensation."

(5)
Amounts disclosed in this column include the following:

Name	Year	Company Contributions to Savings Plans(a)	Company-Paid Portion of Executive Officer Life Insurance(b)	Reportable Perquisites	Tax Reimbursements, Gross-Ups, and Other(c)
Thomas E. Carlile	2012	$94,103	$19,026	$—	$1,403
Wayne M. Rancourt	2012	40,207	1,002	—	688
Stanley R. Bell	2012	45,842	13,634	—	956
Thomas A. Lovlien	2012	47,891	12,668	—	1,326
John T. Sahlberg	2012	33,277	1,482	—	—

(a)
See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—401(k) Plan" for a description of this plan. Amounts included in the contributions reported in this column that exceeded IRS annual limitations on company contributions to qualified defined contribution retirement plans were paid to the Named Executive Officer as taxable cash compensation.

(b)
See "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Salaried Employee Life Insurance Plan and Supplemental Life Plan" for a description of the company-paid life insurance plans under which these costs were incurred.

(c)
The company provides a tax gross-up on the actual amount of the $5,000 annual allowance for tax advice and planning.

Grants of Plan-Based Awards

Equity Awards

        None of our Named Executive Officers received a grant of equity interests during 2012.

Non-Equity Awards

	Estimated Future Payouts Under Non-Equity Incentive Awards
Name	Board Approval Date	Grant Date	Threshold	Target	Maximum
Thomas E. Carlile
STIP(1)	2/23/2012	3/31/2012	$200,000	$800,000	$1,800,000
2012 LTIP(2)	2/23/2012	3/31/2012	400,000	800,000	1,600,000
Wayne M. Rancourt
STIP(1)	2/23/2012	3/31/2012	51,563	206,250	464,063
2012 LTIP(2)	2/23/2012	3/31/2012	93,750	187,500	375,000
Stanley R. Bell
STIP(1)	2/23/2012	3/31/2012	60,500	242,000	544,500
2012 LTIP(2)	2/23/2012	3/31/2012	110,000	220,000	440,000
Thomas A. Lovlien
STIP(1)	2/23/2012	3/31/2012	60,500	242,000	544,500
2012 LTIP(2)	2/23/2012	3/31/2012	110,000	220,000	440,000
John T. Sahlberg
STIP(1)	2/23/2012	3/31/2012	39,333	157,333	354,000
2012 LTIP(2)	2/23/2012	3/31/2012	80,000	160,000	320,000

(1)
Reflects the potential threshold, target and maximum incentive Awards for the Named Executive Officers possible for 2012 under our STIP. For further information on the terms of these incentive Awards, refer to "—Compensation Discussion and Analysis—STIP" and "—Long-Term Incentive Compensation (Management Equity Plan and LTIP)." The Named Executive Officers' actual incentive Awards earned in 2012 are disclosed in footnote 3 to the "Non-equity Incentive Plan Compensation" column of the "Summary Compensation Table." All Awards earned under this plan were paid in February 2013.

(2)
Reflects the potential threshold, target and maximum incentive Awards for the Named Executive Officers possible for 2012 under our 2012 LTIP. For further information on the terms of these incentive Awards, refer to "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)." The Named Executive Officers' actual incentive Awards earned in 2012 under this Plan are disclosed in footnote 3 to the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

Outstanding Equity Awards at Fiscal Year-End

        All outstanding equity awards held by our Named Executive Officers were fully vested as of year-end, and no further grants of equity awards were made during 2012. For further information concerning the operation of our Management Equity Plan, see "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP)—MEP."

Options Exercised and Stock Vested

        No MEP shares vested in 2012.

Pension Benefits

        Pension benefits for officers are frozen, and no additional benefits are being earned. The following table reflects the present value of accumulated benefits payable to Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg, including the number of years of service credited to each of them under our defined benefit pension plans. No amounts were distributed to any of them during 2012 under the SPP, the SUPP and the SERP. Mr. Sahlberg and Mr. Bell do not participate in the SERP. For more information concerning our pension plans, see "—Compensation Discussion and Analysis—Other Compensation and Benefit Plans—Defined Benefit Pension Benefits."

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
Thomas E. Carlile	Salaried Pension Plan	37	$1,682,280
	SUPP	37	1,508,098
	SERP	37	409,913
Wayne M. Rancourt	Salaried Pension Plan	25	513,414
	SUPP	25	178,955
	SERP	25	288,143
Stanley R. Bell	Salaried Pension Plan	39	1,999,833
	SUPP	39	1,466,567
Thomas A. Lovlien	Salaried Pension Plan	31	960,576
	SUPP	31	774,614
	SERP	31	669,929
John T. Sahlberg	Salaried Pension Plan	27	935,325
	SUPP	27	188,172

(1)
Number of years credited service for Messrs. Carlile, Rancourt, Bell, Lovlien and Sahlberg include amounts attributable to employment with OfficeMax prior to the Forest Products Acquisition.

(2)
These values were calculated on the same basis and using the same assumptions used in the company's financial statements except that the assumed retirement age for Messrs. Carlile, Rancourt and Lovlien were the later of their current age or the earliest age at which they could qualify for retirement under the SERP. See Note 12, "Retirement and Benefit Plans," to our audited consolidated financial statements included elsewhere in this prospectus.

Nonqualified Deferred Compensation

        Due to the application of Internal Revenue Code Section 457A to the company during 2012, no deferrals were made under the plan, and no company contributions were made to the plan during the year. Earnings on preexisting plan balances continued to accrue during 2012 in accordance with the terms of the plan. No withdrawals or distributions were made from the plan by any of our Named

Executive Officers during 2012. Aggregate earnings and year-end plan balances for each of our Named Executive Officers are disclosed in the table below:

Name	Aggregate Earnings in Last FY($)(1)	Aggregate Balance at FYE($)
Thomas E. Carlile	$20,725	$395,639
Wayne M. Rancourt	11,172	213,284
Stanley R. Bell	45,166	862,221
Thomas A. Lovlien	23,936	456,932
John T. Sahlberg	15,907	303,669

(1)
The above-market portion of these amounts is included in the 2012 "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Summary Compensation Table."

        For more information concerning our nonqualified deferred compensation plan, see "Nonqualified Deferred Compensation" under "Other Compensation and Benefit Plans" in "Compensation Discussion and Analysis."

Potential Payments Upon Termination or Change in Control

        The following tables reflect an estimate of the compensation the company would have been required to pay to each of its Named Executive Officers under the compensation plans, contracts, agreements and arrangements between each such individual and the company for:

  •
  Voluntary termination with good reason;

  •
  A change in control without adoption of a replacement plan;

  •
  Involuntary termination without cause;

  •
  For-cause termination or voluntary termination without good reason;

  •
  Termination as a result of sale of a division;

  •
  Death; or

  •
  Disability.

        The amounts shown assume that such termination or change in control was effective as of December 31, 2012. The actual amounts the company would have been required to pay on other dates may be determined only at the time of separation from the company or the change in control and will accordingly vary from those disclosed here, which are based on a hypothetical December 31, 2012, termination. Our paid vacation is earned on a current basis ratably throughout each payroll year. Earned and unused amounts at year-end are forfeited to the extent they exceed a maximum permitted carry-over of 80 hours. The amounts disclosed here do not include amounts earned by the Named Executive Officer through that time as base salary, any bonuses approved by the Compensation Committee prior to that date and payments earned prior to that date as 2012 Awards earned pursuant to our STIP or current installments of 2012 Awards under our 2012 LTIP, because neither their amount nor the timing of their payment is affected by the fact or the nature of the termination of employment. In addition, the disclosure does not include amounts payable pursuant to the 401(k), deferred compensation, or pension plans, which are disclosed elsewhere in this section. Disclosure of amounts earned during 2012 as base salary, bonuses and Awards under the 2012 STIP may be found in the "Summary Compensation Table." Pension benefits and deferred compensation arrangements are described under the headings "—Pension Benefits" and "—Nonqualified Deferred Compensation," respectively.

        The availability of severance payments and continued healthcare and insurance benefits beyond termination of employment is contractually conditioned for each of our Named Executive Officers on their provision to the company of a release of claims arising from their employment and the termination thereof and their performance of contractual confidentiality, nonsolicitation and nondisparagement obligations contained in their employment or severance agreements with the company as well as payment of applicable contributions for healthcare and insurance benefits. The payments described in the tables and textual materials that follow are provided for, with respect to Mr. Carlile, by the terms of his Severance Agreement and Retention Award Agreement with the company; with respect to Messrs. Bell, Lovlien, Rancourt and Sahlberg, by their Severance Agreements with the company; and for all such Named Executive Officers, by the terms of the Management Equity Plan and the LTIP. For a description of these contractual arrangements, see "—Compensation Discussion and Analysis—Long-Term Incentive Compensation (Management Equity Plan and LTIP) and "—Agreements With, and Potential Payments to, Named Executive Officers." Management Equity Plan units were valued as of December 31, 2011, the most recent valuation available.

Thomas E. Carlile

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base salary	$1,600,000		$—		$1,600,000		$—	$—
(2 × base salary of $800,000)
STIP	1,600,000		800,000		1,600,000		—	—
	(2 × target	)	(1 × target	)	(2 × target	)
LTIP	—		752,000		—		—	878,000
Retention agreement payment	—		—		1,199,000		—	501,678
(1 × base salary of $800,000 plus average of past 3 STIP payments)
Insurance premiums—term life	37,873		—		37,873		—	—
(for 24 months)
Insurance—healthcare, disability, and accident	11,915		—		11,915		—	—
(for 18 months)
Financial counseling	10,000		—		10,000		—	—
(for 18 months)
Unused paid time off	34,438		—		34,438		34,438	34,438
(80 hours)
Repurchase of management equity units	—		—		—		—	1,249,612

TOTAL	$3,294,226		$1,552,000		$4,493,226		$34,438	$2,663,728

 Wayne M. Rancourt

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base salary	$750,000		$—		$750,000		$—	$—
(2 × base salary of $375,000)
STIP	412,500		206,250		412,500		—
	(2 × target	)	(1 × target	)	(2 × target	)
LTIP	—		176,250		—		—	207,750
Insurance—healthcare, disability, and accident	17,405		—		17,405		—	—
(for 18 months)
Financial counseling	15,000		—		15,000		—	—
(for 18 months)
Unused paid time off	16,143		—		16,143		16,143	16,143
(80 hours)
Repurchase of management equity units	—		—		—		—	203,648

TOTAL	$1,211,048		$382,500		$1,211,048		$16,143	$427,541

 Stanley R. Bell

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Involuntary Termination in Connection With Sale of a Division		Retirement	Death or Disability
Base salary	$880,000		$—		$880,000		$—	$880,000		$—	$—
(2 × base salary of $440,000)
STIP	484,000		242,000		484,000		—	484,000		—	—
	(2 × target	)	(1 × target	)	(2 × target	)		(2 × target	)
LTIP	—		124,080		—		—	—		146,760	146,760
Insurance premiums—term life	27,088		—		27,088		—	27,088		—	—
(for 24 months)
Insurance—healthcare, disability, and accident	11,915		—		11,915		—	11,915		—	—
(for 18 months)
Financial counseling	15,000		—		15,000		—	15,000		—	—
(for 18 months)
Unused paid time off	18,941		—		18,941		18,941	18,941		18,941	18,941
(80 hours)
Repurchase of management equity units	—		—		—		—	1,041,116		—	1,041,116

TOTAL	$1,436,944		$366,080		$1,436,944		$18,941	$2,478,060		$165,701	$1,206,817

Thomas A. Lovlien

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Involuntary Termination in Connection With Sale of a Division		Death or Disability
Base salary	$880,000		$—		$880,000		$—	$880,000		$—
(2 × base salary of $440,000)
STIP	484,000		242,000		484,000		—	484,000		—
	(2 × target	)	(1 × target	)	(2 × target	)		(2 × target	)
LTIP	—		206,800		—		—	—		244,600
Insurance premiums—term life	25,155		—		25,155		—	25,155		—
(for 24 months)
Insurance—healthcare, disability, and accident	10,133		—		10,133		—	10,133		—
(for 18 months)
Financial counseling	15,000		—		15,000		—	15,000		—
(for 18 months)
Unused paid time off	18,941		—		18,941		18,941	18,941		18,941
(80 hours)
Repurchase of management equity units	—		—		—		—	511,473		511,473

TOTAL	$1,433,229		$448,800		$1,433,229		$18,941	$1,944,702		$775,014

 John T. Sahlberg

Benefit	Voluntary Termination With Good Reason		Change in Control		Involuntary Termination Without Cause		For-Cause Termination or Voluntary Termination Without Good Reason	Death or Disability
Base salary	$640,000		$—		$640,000		$—	$—
(2 × base salary of $320,000)
STIP(1)	314,667		157,333		314,667		—	—
	(2 × target	)	(1 × target	)	(2 × target	)
LTIP	—		150,400		—		—	172,000
Insurance—healthcare, disability, and accident	17,405		—		17,405		—	—
(for 18 months)
Financial counseling	15,000		—		15,000		—	—
(for 18 months)
Unused paid time off	13,775		—		13,775		13,775	13,775
(80 hours)
Repurchase of management equity units	—		—		—		—	122,155

TOTAL	$1,000,847		$307,733		$1,000,847		$13,775	$307,930

(1)
Target is 45% of base salary for seven months of 2012 and 55% for five months following Mr. Sahlberg's promotion, or 49.2%.

Director Compensation

Overview

        Since shortly after the company's inception, the company has included one or more directors on its board who are not employees of the company; its major investor, Madison Dearborn; or its significant minority investor, OfficeMax, in an effort to ensure that the deliberations of its board reflect a broader range of perspective and experience than are available solely from the chief executive officer of the company and OfficeMax and Madison Dearborn employees. During 2012, we had one such director—Mr. Madigan. The compensation levels are believed by the Compensation Committee to be comparable to those paid by other companies of similar size for independent directors with comparable responsibilities.

        Boise Cascade entered into an employment agreement with Mr. McDougall on November 20, 2008, pursuant to which he served as our chairman and chief executive officer. Mr. McDougall's employment agreement was amended in February 2009 and further amended upon his resignation from the position of chief executive officer in August 2009. Pursuant to the terms of his employment agreement, as amended, in 2012, Mr. McDougall received an annual base salary of $180,000 per year as compensation for serving as a director and chairman of BC Holdings' board of directors. Under the terms of such agreement, Mr. McDougall participated in dental and vision insurance plans that were the same as those available to other salaried employees, and he received a company contribution to his 401(k) account on the same terms as other employees. He did not participate in any of the company's incentive compensation plans. Mr. McDougall's employment agreement also provided that it could be terminated by either party on 30 days' notice. Mr. McDougall resigned as an employee effective December 31, 2012, and began serving as the non-executive chairman of the board effective January 1, 2013. Mr. McDougall's compensation arrangement for 2013 is discussed below.

        None of Messrs. Madigan, McDougall, McGowan or Fleming has an employment contract. During 2012, our nonemployee directors were compensated for acting as a member of our board in the amount of an annual fee of $50,000 per year and $1,500 in additional fees for each meeting of the board and each committee meeting attended. Based on a Frederic Cook study that the Compensation Committee commissioned to evaluate pay for directors of publicly traded companies, on February 26, 2013, the Compensation Committee and the board changed director compensation for 2013. In 2013, each nonemployee director will receive an annual cash retainer of $55,000 and will be issued 2,023 restricted stock units (with a grant date fair value of $55,000) that will vest on February 25, 2014. Mr. McDougall will receive an additional $90,000 as chairman of the board, Mr. McGowan will receive an additional $10,000 as Audit Committee chair and Mr. Mencoff will receive an additional $5,000 as Compensation Committee chair. Fees will no longer be paid for attending committee or board meetings.

        The compensation earned during 2012 by Messrs. McDougall and Madigan, for serving as a member of BC Holdings' board of directors, is set forth in the following table. Mr. Fleming was appointed to serve on Boise Cascade's board of directors in February 2013.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Duane C. McDougall	$180,000	—	—	$18,060	$198,060
John W. Madigan	74,000	—	7,227	—	$81,227

(1)
In addition to serving as a director, Mr. McDougall serves as the chairman of our board of directors. Mr. McDougall resigned as an employee effective December 31, 2012, and began serving as the nonexecutive chairman of BC Holdings' board of directors effective January 1, 2013.

(2)
No stock awards were made to any of our directors during 2012 for their service as directors of BC Holdings. All outstanding equity awards held by Mr. Madigan and Mr. McDougall were fully vested at year-end.

(3)
We do not provide any of our directors with pension benefits. The amount reported in this column reflects the above-market portion of the interest Mr. Madigan earned during 2012 under our Directors Deferred Compensation Plan for service as a director of BC Holdings.

(4)
Company 401(k) contribution, company-provided life insurance and financial counseling allowance.

Directors Deferred Compensation Plan

        We maintained a nonqualified Directors Deferred Compensation Plan, which allowed each director who received compensation for board service to defer all or a portion of such compensation in a calendar year. Amounts deferred are credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. Participants may receive payment in cash in a lump sum or in annual installments following their service on the board. Contributions were suspended as of December 31, 2009.

Director and Officer Indemnification and Limitation of Liability

        Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and that we will provide expense reimbursement to them in accordance with the DGCL. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

        In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of Boise Cascade's common stock as of October 25, 2013, and the beneficial ownership percentages by:

  •
  each person or group who is known by Boise Cascade to beneficially own more than 5% of Boise Cascade's common stock, including BC Holdings;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all executive officers and directors as a group.

        Each stockholder's percentage ownership is based on 39,365,350 shares of our common stock outstanding as of October 25, 2013.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days of October 25, 2013. Common stock subject to options that are currently exercisable or exercisable within 60 days of October 25, 2013, are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. We have not included in the following table the number of shares of common stock that certain of our executive officers and directors may be deemed to indirectly own as a result of being indirect investors in BC Holdings, because none of such officers or directors exercises indirect voting or investment power with respect to our common stock held by BC Holdings. Unless otherwise noted in the table or footnotes below, the address for each person listed below is c/o Boise Cascade Company, 1111 West Jefferson Street, Suite 300, Boise, Idaho 83702.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially owned
5% Stockholder:
Boise Cascade Holdings, L.L.C.(1)	15,835,938	40.2%
Named Executive Officers and Directors:
Thomas E. Carlile(2)	—	—
Stanley R. Bell(2)	—	—
Thomas A. Lovlien(2)	—	—
Wayne M. Rancourt(2)	4,000	*
John T. Sahlberg(2)	—	—
John W. Madigan(1)(3)	—	—
Duane C. McDougall(2)	—	—
Richard H. Fleming	5,000	*
Christopher J. McGowan(1)	—	—
Samuel M. Mencoff(1)	15,835,938	40.2%
Matthew W. Norton(1)	—	—
Thomas S. Souleles(1)	15,835,938	40.2%
All Executive Officers and Directors as a Group (13 Persons)	15,844,938	40.3%

*
Less than 1%.

(1)
FPH holds a majority of the voting common units of BC Holdings and has the right to appoint a majority of the members of the board of directors of BC Holdings. As such, FPH may be deemed to share voting and dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings. MDCP IV is the controlling equityholder of FPH. Madison Dearborn Partners IV, L.P. ("MDP IV") is the general partner of MDCP IV. Madison Dearborn is the general partner of MDP IV, and Thomas S. Souleles is a managing director of Madison Dearborn. Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power to vote or dispose of the equity units held by MDCP IV. The address for FPH, MDCP IV, MDP IV, Madison Dearborn, and Messrs. Mencoff, Norton, and Souleles is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602. Each of MDCP IV, MDP IV, Madison Dearborn, and Messrs. Finnegan, Mencoff, and Souleles may be deemed to share voting and dispositive power with respect to the shares of our common stock held of record by BC Holdings. Each of Messrs. McGowan, Madigan, Mencoff and Souleles has indirect pecuniary interests in the shares of our common stock held of record by BC Holdings through their investments in MDP IV and/or MDCP IV. Each expressly disclaims beneficial ownership of the shares of our common stock held of record by BC Holdings except to the extent of his pecuniary interest therein.

(2)
Messrs. Carlile, McDougall, Rancourt, Bell, Lovlien, and Sahlberg are investors in FPH. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the shares of our common stock held of record by BC Holdings.

(3)
Mr. Madigan is an investor in FPH but does not have direct or indirect voting or dispositive power with respect to the shares of Boise Cascade common stock held of record by BC Holdings.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy and Procedures Regarding Related-Party Transactions

        Our policy regarding transactions with related persons requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) in which such related person has or will have a direct or indirect material interest and all material facts with respect thereto. The general counsel will promptly communicate such information to our Audit Committee or another independent body of our board of directors. No related-person transaction will be entered into without the approval or ratification of our Audit Committee or another independent body of our board of directors. It is our policy that directors interested in a related-person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our Audit Committee or another independent body of our board of directors in determining whether or not to approve or ratify a related-person transaction, and we accordingly anticipate that these determinations will be made in accordance with Delaware law.

OfficeMax and the Forest Products Acquisition

        In 2004, FPH acquired the forest products and paper assets of OfficeMax. A portion of the consideration paid to OfficeMax was 109 million shares of BC Holdings' Series B equity units, which represented at December 31, 2012, 20.4% of BC Holdings' equity securities, with the remainder held by FPH. In connection with the Forest Products Acquisition, FPH and/or its subsidiaries (including us) entered into a number of agreements, including an asset purchase agreement, a securityholders agreement and a registration rights agreement with OfficeMax and/or its subsidiaries. Under the asset purchase agreement, OfficeMax indemnifies Boise Cascade for specified preclosing liabilities, including environmental, asbestos, tax, benefits and other legacy liabilities.

Registration Rights Agreement

        In connection with our initial public offering, we entered into a registration rights agreement with BC Holdings on February 8, 2013. BC Holdings is entitled to request that the company register its shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be "shelf registrations." BC Holdings is also entitled to participate in certain registered offerings by the company, subject to the restrictions in the registration rights agreement. The company will pay BC Holdings' expenses in connection with BC Holdings' exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by BC Holdings as of February 11, 2013, (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, and (iii) any of our common stock held by MDCP IV and its affiliates (the "Registrable Securities"). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of Boise Cascade and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than MDCP IV and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Nomination of our Directors

        In connection with our initial public offering, we entered into a Director Nomination Agreement with BC Holdings on February 11, 2013, that provides BC Holdings the right to designate nominees for election to our board of directors for so long as BC Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. MDCP IV may cause BC Holdings to assign its designation rights under the Director Nomination Agreement to MDCP IV or to an MDCP IV affiliate so long as MDCP IV and its affiliates are the beneficial owners of 50% or more of BC Holding's voting equity interests.

        The number of nominees that BC Holdings is entitled to designate under this agreement bears the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by BC Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, BC Holdings is entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director's term regardless of BC Holdings' beneficial ownership at such time. BC Holdings also has the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as BC Holdings owns less than 10% of our outstanding common stock.

Share Repurchase

        On July 30, 2013, we repurchased 3,864,062 shares of Boise Cascade common stock from BC Holdings for $100.0 million. The share repurchase closed concurrently with the closing of an underwritten public secondary offering in which the underwriters purchased 10,000,000 shares of Boise Cascade common stock from BC Holdings. The per share price we paid for shares in the share repurchase equaled the net per share price paid by the underwriters in the secondary offering. We funded the share repurchase from cash on hand.

        Funds affiliated with Madison Dearborn and certain of our directors and executive officers received a portion of the proceeds from the concurrent share repurchase in amounts in excess of $120,000 when such funds were distributed by BC Holdings to FPH and by FPH to its members. Funds affiliated with Madison Dearborn and Messrs. Carlile, Bell, McDougall and Madigan are members of FPH and have indirect ownership interests of approximately 77.0%, 0.2%, 0.2%, 0.3% and 0.2%, respectively, in BC Holdings and received a portion of the funds paid by us to BC Holdings in the concurrent share repurchase in proportion to their indirect interests in BC Holdings when such funds were distributed by BC Holdings to FPH and by FPH to its members. These indirect ownership interests in BC Holdings were acquired or granted during the period from October 2004 to February 2013 when we were a privately held company. Messrs. Madigan, McGowan, Mencoff and Souleles also have indirect interests in the funds affiliated with Madison Dearborn that indirectly have an interest in BC Holdings.

Additional Transactions

        During each of 2010, 2011 and 2012, we purchased $0.3 million of office supplies from OfficeMax.

Other

        For a description of other relationships the company has with its directors and executive officers, refer to "Management" and "Executive Compensation" elsewhere in this prospectus.

 DESCRIPTION OF REVOLVING CREDIT FACILITY

        On July 13, 2011, Boise Cascade and its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C. and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into the Revolving Credit Facility. On September 7, 2012, we entered into a first amendment to the credit agreement governing the Revolving Credit Facility, which increased the aggregate lending commitments under the Revolving Credit Facility to $300.0 million. Other key terms of the credit agreement were unchanged by the amendment. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our Revolving Credit Facility. The consent and amendment provided consent to, among other things, the distributions of $225.0 million in aggregate to BC Holdings made in late December 2012 and our conversion to a corporation effected on February 4, 2013. On May 15, 2013, we entered into a third amendment to the credit agreement governing the Revolving Credit Facility, which reduced unused commitment fees as described below. On July 19, 2013, we entered into the fourth amendment to the Revolving Credit Facility to permit the share repurchase, as described in "Prospectus Summary—Recent Developments—Share Repurchase and Secondary Offering." On August 15, 2013, we entered into the fifth amendment to the Revolving Credit Facility that increased the aggregate revolving commitments from $300.0 million to $350.0 million, extended the maturity date to July 31, 2018, reduced the spread for calculating interest rates payable on outstanding borrowings and provided additional flexibility under certain covenants by reducing the threshold availability of the revolving commitments required in order to, among other things, make certain restricted payments and investments.

        At June 30, 2013, and December 31, 2012, we had no borrowings and $25.0 million outstanding, respectively, under the Revolving Credit Facility and $9.3 million and $10.0 million, respectively, of letters of credit outstanding. These letters of credit and borrowings reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount. The maximum borrowings under the Revolving Credit Facility were $75.0 million during the six months ended June 30, 2013.

        The Revolving Credit Facility is secured by a first-priority security interest in substantially all of our assets constituting inventory, receivables, cash and other assets related to the foregoing. Such security interest does not include property and equipment. Borrowings under the Revolving Credit Facility are constrained by a borrowing base formula dependent upon Availability.

        Effective with the fifth amendment, interest rates under the Revolving Credit Facility are based, at the company's election, on either LIBOR or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.50% to 2.00% for loans based on LIBOR and from 0.50% to 1.00% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a 0.15% fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, the company is required to pay an unused commitment fee at a rate of 0.375% per annum of the average unused portion of the lending commitments. If we have utilized more than 40% of the commitments, the unused commitment fee percentage reduces to 0.25%.

        The Revolving Credit Facility contains customary nonfinancial covenants, including restrictions on new indebtedness, issuance of liens, investments, distributions to equityholders, asset sales and affiliate transactions. The Revolving Credit Facility also contains a requirement that we meet a 1:1 FCCR if Availability falls below 10% of the aggregate lending commitments (or $35 million). Availability exceeded the minimum threshold amounts required for testing of the FCCR at all times since entering into the Revolving Credit Facility, and Availability at June 30, 2013 was $290.7 million. Our aggregate liquidity from unrestricted cash and cash equivalents and unused borrowing capacity (net of the Availability threshold amount for testing of the FCCR, as applicable) under the Revolving Credit Facility totaled $523.4 million as of June 30, 2013.

        The Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with either (i) pro forma Excess Availability (as defined in the Revolving Credit Facility) equal to or exceeding 25% of the aggregate Revolver Commitments (as defined in the Revolving Credit Facility) or (ii) (x) pro forma Excess Availability equal to or exceeding 15% of the aggregate Revolver Commitment and (y) a fixed charge coverage ratio of at least 1:1 on a pro forma basis. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under the Revolving Credit Facility. The consent and amendment provided consent to our initial public offering and certain transactions undertaken in connection with such offering, including the cash distributions of $225.0 million in aggregate to BC Holdings subsequently made in late December 2012, and our conversion to a corporation on February 4, 2013. As a condition to such consent and amendment and pursuant to a related General Continuing Guaranty, BC Holdings agreed to become a guarantor under the Revolving Credit Facility until such time as we received net proceeds of at least $115 million from the sale of our common stock, including proceeds from our initial public offering, or we received at least $115 million in the form of an equity investment. Following consummation of our initial public offering, because the conditions set forth under such consent and amendment and the General Continuing Guaranty were satisfied, BC Holdings was released from its guaranty under the Revolving Credit Facility and therefore is no longer subject to contractual restrictions on making dividends or otherwise.

DESCRIPTION OF THE EXCHANGE NOTES

General

        On August 15, 2013, Boise Cascade issued $50.0 million aggregate principal amount of 6 3/8% senior notes due 2020 (the "Outstanding Notes") under an indenture dated as of October 22, 2012 (the "Indenture") among itself, the Guarantors and U.S. Bank National Association, as Trustee (the "Trustee"). On October 22, 2012, Boise Cascade and Boise Finance, a former Delaware corporation that was merged into Boise Cascade on March 28, 2013, issued $250.0 million aggregate principal amount of 6 3/8% senior notes due 2020 under the Indenture. All such notes have been exchanged for equivalent notes registered under the Securities Act (the "Original Notes").

        The Outstanding Notes were originally issued in an aggregate principal amount of $50,000,000 in a private transaction not subject to the registration requirements of the Securities Act. The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not contain the registration rights and Additional Interest provisions of the Outstanding Notes. The Exchange Notes will evidence the same debt as the Outstanding Notes. The Exchange Notes will trade fungibly with the Original Notes and will be treated as a single class with the Original Notes. Unless the context otherwise requires, references to "notes" in this "Description of the Exchange Notes" refer collectively to the Original Notes, the Outstanding Notes and the Exchange Notes, when issued.

        Certain terms in this description are defined under the subheading "—Certain Definitions." In this description, (i) the term "Boise Cascade" refers only to Boise Cascade Company and not to any of its subsidiaries, (ii) the term "Boise Finance" refers to Boise Cascade Finance Corporation, a former Wholly Owned Subsidiary of Boise Cascade that was merged with and into Boise Cascade, with Boise Cascade as the surviving company, on March 28, 2013 and (iii) the term "Issuers" and the terms "we" and "our" refer to (A) Boise Cascade and Boise Finance, as co-issuers of the notes, prior to March 28, 2013 and (B) Boise Cascade, as the sole issuer of the notes, on and after such date.

        The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the notes. You may request copies of the Indenture at our address set forth under the heading "Where You Can Find More Information."

        The registered holder of an Exchange Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

        The notes:

  •
  are unsecured senior obligations of the Issuers;

  •
  rank pari passu in right of payment with all existing and future Senior Indebtedness of Boise Cascade;

  •
  are effectively subordinated to all Secured Indebtedness of Boise Cascade, including Indebtedness under our Credit Agreement, to the extent of the value of the collateral securing the Secured Indebtedness;

  •
  are senior in right of payment to any existing and future Subordinated Obligations of the Issuer; and

  •
  are guaranteed on a senior basis by each Guarantor.

        The notes are guaranteed by each domestic Restricted Subsidiary that guarantees or is a borrower under the Revolving Credit Facility.

        As of June 30, 2013, after giving pro forma effect to the issuance of the Outstanding Notes and the use of proceeds therefrom, the automatic release of Boise Holdings' guarantee on February 6, 2013 and the acquisition of Chester Woods LLC and Moncure Plywood LLC on September 30, 2013, as described below in "—Guarantees," Boise Cascade and the Guarantors would have had outstanding total Indebtedness of approximately $325.0 million, $25.0 million of which would have been secured. Under the Credit Agreement (after giving effect to the August 15, 2013 amendment to the Credit Agreement to increase the aggregate commitments thereunder to $350.0 million and the acquisition of Chester Woods LLC and Moncure Plywood LLC on September 30, 2013), and subject to certain conditions, an additional $296.7 million would have been available to borrow as of June 30, 2013 (net of $10.2 million in letters of credit outstanding as of such date on a pro forma basis). These additional borrowings would be secured if borrowed.

        Boise Cascade's non-Guarantor Subsidiaries would have accounted for $6.3 million, or 0.4%, of its consolidated revenue after elimination of intercompany sales for the six months ended June 30, 2013 after giving pro forma effect to (i) the repurchase of 3,864,062 shares of Boise Cascade common stock from BC Holdings, (ii) the issuance of the Outstanding Notes and (iii) the acquisition of Chester Wood Products LLC and Moncure Plywood LLC (as if such transactions had occurred on January 1, 2012). In addition, Boise Cascade's non-Guarantor Subsidiaries would have accounted for $16.1 million, or 1.4%, of its consolidated assets as of June 30, 2013 and $2.1 million, or 0.3%, of Boise Cascade's liabilities (including trade payables, but excluding intercompany liabilities) as of June 30, 2013 after giving pro forma effect to the transactions described in the prior sentence (as if such transactions had occurred on June 30, 2013). See "Prospectus Summary—Summary Consolidated Historical Financial Data" for more information. The EBITDA of Boise Cascade's non-Guarantor Subsidiaries was negative $2.5 million for the six months ended June 30, 2013.

Principal, Maturity and Interest

        Boise Cascade issued $50.0 million aggregate principal amount of Outstanding Notes on August 15, 2013. The notes are issued in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The notes will mature on November 1, 2020. Each note bears interest at 6 3/8% per annum from May 1, 2013. Interest on the notes will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2013 for the Outstanding Notes and the Exchange Notes. We will make each interest payment to the Holders of record of the notes on the immediately preceding April 15 and October 15.

        Boise Cascade issued the Outstanding Notes as Additional Notes under the Indenture. Subject to our compliance with the covenant described under the subheading "—Certain Covenants—Limitation on Indebtedness," we are permitted to issue more notes from time to time under the Indenture on the same terms and conditions and with the same CUSIP numbers as the Outstanding Notes in an unlimited additional aggregate principal amount (the "Additional Notes"). The notes and any other Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Exchange Notes," references to the notes include any Additional Notes issued.

Optional Redemption

Optional Redemption On and After November 1, 2015

        On and after November 1, 2015, we will be entitled at our option at any time and from time to time to redeem all or a portion of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 1 of the years set forth below:

Period	Redemption Price
2015	104.781%
2016	103.188%
2017	101.594%
2018 and thereafter	100.000%

Optional Redemption with Proceeds of Equity Offerings

        Prior to November 1, 2015, we will be entitled at our option on one or more occasions to redeem the notes (including Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (including Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 106.375%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided, however, that

  (1)
  at least 65% of such aggregate principal amount of the notes (including Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption; and

  (2)
  each such redemption occurs within 90 days after the date of the related Equity Offering.

Make-Whole Redemption

        Prior to November 1, 2015, we will be entitled on one or more occasions to redeem all or a portion of the notes (which includes Additional Notes, if any) upon not less than 30 nor more than 60 days' notice at a redemption price equal to the sum of:

  (1)
  100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); plus

  (2)
  the applicable Make-Whole Amount, if any.

        The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any note, the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (A) the aggregate present value as of the date of such redemption of the redemption price of such note on November 1, 2015 (as set forth in the table above under "—Optional Redemption—Optional Redemption On and After November 1, 2015") and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such note through November 1, 2015 if such redemption had not been made, determined by discounting, on a semiannual basis, such redemption price and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.50%, from the respective dates on which such redemption price and interest would have been payable if such redemption had not been made, over (B) the principal amount of the note being redeemed.

        "Treasury Rate" means, in connection with the calculation of any Make-Whole Amount with respect to any note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the period from the redemption date to November 1, 2015. If no maturity exactly corresponds to such period, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

        "Statistical Release" means the statistical release "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Trustee.

Optional Redemption Upon Change of Control

        If a Change of Control occurs at any time prior to May 1, 2014, we may, at our option, redeem all, but not less than all, of the notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 109% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). If we elect to exercise this redemption right, the we must do so by mailing a redemption notice to each Holder at its registered address with a copy to the Trustee within 60 days following the Change of Control (or, at our option, prior to such Change of Control but after the transaction giving rise to such Change of Control is publicly announced). Any such redemption may be conditioned upon the Change of Control occurring if the notice is mailed prior to the Change of Control. If the Change of Control does not occur, we will provide prompt written notice to the Trustee rescinding such redemption, and such redemption and notice of redemption shall be rescinded and of no force or effect. Upon receipt of such notice, the Trustee will promptly send a copy of such notice to the Holders of the notes in the same manner in which the notice of redemption was given. If we exercise the Change of Control redemption right, Boise Cascade will not be required to make the Change of Control Offer described below under "—Change of Control" unless or until there is a default in payment of the redemption price.

Selection and Notice of Redemption

        If we are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis to the extent practicable.

        We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the Holder upon cancelation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions "—Change of Control" and "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase notes in the open market by tender offer, negotiated transactions or otherwise.

Guarantees

        The Guarantors jointly and severally Guarantee, on a senior basis, our obligations under these notes. The obligations of each Guarantor is limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Relating to the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees. If that occurs, you may not receive any payments on the notes."

        Each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, such a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Relating to the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees. If that occurs, you may not receive any payments on the notes."

        On the date of this prospectus, all of Boise Cascade's domestic Restricted Subsidiaries that also are guarantors or co-borrowers under the Credit Agreement Guarantee the notes. Any newly formed or acquired domestic Restricted Subsidiary will Guarantee the notes in accordance with the covenant described under "—Future Guarantors."

        No Subsidiary of an Issuer that is properly designated an Unrestricted Subsidiary in the future pursuant to the terms of the Indenture will provide a Guarantee of the notes. In addition, none of our Foreign Subsidiaries provide or will provide Guarantees of the notes, and such Foreign Subsidiaries (and any future Foreign Subsidiaries) will only be required to provide Guarantees of the notes in the future in the unlikely event that such Subsidiaries also provide Guarantees under any Credit Agreement.

        Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain Covenants—Merger and Consolidation" and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;" provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not Boise Cascade or a Guarantor, such Subsidiary Guarantor's obligations under its Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

  (1)
  the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of Boise Cascade; or

  (2)
  the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to Boise Cascade or another Subsidiary of Boise Cascade and as permitted by the Indenture and if in connection therewith the Issuers provide an Officers' Certificate to the Trustee to the effect that the Issuers will comply with their obligations under the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Guarantee will be released automatically from its obligations thereunder.

        The Guarantee of a Subsidiary Guarantor also will be automatically released:

  (1)
  upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

  (2)
  at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under "—Certain Covenants—Future Guarantors" (other than the notes and Guarantees thereof); or

  (3)
  if our obligations under the Indenture are discharged in accordance with the terms of the Indenture or we exercise our option to effect a covenant or legal defeasance in accordance with the Indenture.

        The Guarantee of Boise Holdings was automatically released on February 6, 2013 in connection with the registration of Boise Cascade's common stock under the Exchange Act and the listing of such stock on the New York Stock Exchange.

        On October 1, 2013, our newly acquired Restricted Subsidiaries, Chester Wood Products LLC and Moncure Plywood LLC, entered into a supplemental indenture to the Indenture and became Subsidiary Guarantors.

Ranking

Senior Indebtedness Versus Notes

        The indebtedness evidenced by the notes and the Guarantees will be unsecured and will rank pari passu in right of payment to any other Senior Indebtedness of the Issuers and the Guarantors, as the case may be.

        As of June 30, 2013, after giving effect to the issuance of the Outstanding Notes and the use of proceeds therefrom:

  (1)
  the Issuers' Senior Indebtedness would have been approximately $300.0 million, none of which was Secured Indebtedness, but all of which Senior Indebtedness, in the case of Boise Cascade, consists of Boise Cascade's unsecured obligations in respect of the notes; and

  (2)
  the Senior Indebtedness of the Guarantors would have been approximately $300.0 million. Substantially all of the Senior Indebtedness of the Guarantors consists of their unsecured Guarantees in respect of the notes.

        As of June 30, 2013, after giving effect to the issuance of the Outstanding Notes and the August 15, 2013 amendment to the Credit Agreement, an additional $340.7 million (net of $9.3 million in letters of credit outstanding) of Secured Indebtedness would have been available for borrowing under the revolving facility under the Credit Agreement, subject to the borrowing base formula based on levels of eligible receivables and inventory.

        The notes are unsecured obligations of the Issuer. Secured debt and other secured obligations of the Issuer (including obligations with respect to any Credit Agreement) will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and such Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Indebtedness."

Liabilities of Subsidiaries Versus Notes

        All of the operations of Boise Cascade are conducted through its Subsidiaries. As described above under "—Guarantees," Guarantees may be released under certain circumstances. In addition, future

Subsidiaries of the Issuers may not be required to Guarantee the notes. Although the Indenture limits the incurrence of Indebtedness and preferred stock by Boise Cascade and certain of its Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such entities of liabilities that are not considered Indebtedness under the Indenture. See "—Certain Covenants—Limitation on Indebtedness."

        Not all of the Subsidiaries of the Issuer will Guarantee the notes. Unrestricted Subsidiaries will not be Guarantors and no Foreign Subsidiaries will be Guarantors as of the Issue Date. Claims of creditors of any non-Guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-Guarantor Subsidiaries, and claims of preferred stockholders of such non-Guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-Guarantor Subsidiaries over the claims of the creditors of Boise Cascade, including Holders of the notes, even if such claims do not constitute Senior Indebtedness of such non-Guarantor Subsidiaries. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-Guarantor Subsidiaries. Boise Cascade does not have any Unrestricted Subsidiaries as of the date of this prospectus.

        In addition, as described in the definition of "Unrestricted Subsidiary," any of the Subsidiaries of the Issuers may be designated as "Unrestricted Subsidiaries" if certain conditions are satisfied. The effect of designating a Subsidiary as an "Unrestricted Subsidiary" is that:

  (1)
  an Unrestricted Subsidiary will not be subject to the restrictive covenants in the Indenture;

  (2)
  a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture will be released from its Guarantee and its obligations under the Indenture and the Registration Rights Agreement; and

  (3)
  the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will generally not be consolidated with those of Boise Cascade for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

        As of June 30, 2013, after giving effect to the issuance of the Outstanding Notes and the use of proceeds therefrom and the release of Boise Holdings' Guarantee, the total Indebtedness and other liabilities of the non-Guarantor Subsidiaries would have been approximately $2.1 million, all of which would have been effectively senior to the notes with respect to the assets of such non-Guarantor Subsidiaries.

Registration Rights

        We and the Guarantors entered into a Registration Rights Agreement with the Initial Purchasers in connection with the issuance of the Outstanding Notes. In this agreement, we agreed for the benefit of the Holders of the Outstanding Notes that we will use our reasonable best efforts to file with the SEC and cause to become effective a registration statement relating to offers to exchange the Outstanding Notes for the Exchange Notes, which will contain terms identical to the Outstanding Notes (except that the Exchange Notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described below).

        If this Exchange Offer with respect to the Outstanding Notes is not completed (or, if required, the shelf registration statement is not declared effective) on or before December 31, 2013, the annual interest rate borne by the Outstanding Notes will be increased by 0.25% per annum for the first 90-day period immediately following such date and by an additional 0.25% per annum to a maximum additional rate of 1.0% per annum thereafter until the Exchange Offer is completed or the shelf registration statement is declared effective.

        Outstanding Notes not tendered in the Exchange Offer shall bear interest at the rate of 6 3/8% per annum and will be subject to all the terms and conditions specified in the Indenture, including transfer restrictions.

        This summary of the provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, copies of which are available from us upon request.

Change of Control

        Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Issuers repurchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

        We will not be required to make a Change of Control Offer with respect to the notes following a Change of Control if: (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer; (2) notice of redemption of all of the notes has been given pursuant to the Indenture as described herein under the caption "—Optional Redemption" or "—Change of Control," unless and until there has been a default in payment of the applicable redemption price; or (3) Boise Cascade's obligations under the Indenture are defeased or discharged as described under "—Defeasance" or "—Satisfaction and Discharge" below on or promptly following a Change of Control. A Change of Control Offer may be made in advance of a Change of Control, conditional upon the Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuers and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuers and the Initial Purchasers. Boise Cascade does not presently intend to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness," "—Limitation on Liens" and "—Limitation on Sale/Leaseback Transactions." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

        The Credit Agreement may prohibit us from purchasing any notes upon a Change of Control prior to the maturity of the borrowings thereunder, and may also provide that the occurrence of certain change of control events would constitute a default thereunder. In the event that at the time of such Change of Control the terms of the Credit Agreement restrict or prohibit the purchase of notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Indebtedness or (2) obtain the requisite consents under the agreements governing such Indebtedness to permit the repurchase of the notes. If we do not repay such Indebtedness or obtain such consents, we will remain prohibited from purchasing notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time, would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The definition of "Change of Control" includes a disposition of all or substantially all assets. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of Boise Cascade. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Issuers to make an offer to repurchase the notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain Covenants

        The Indenture contains covenants including, among others, those described below, with respect to the notes.

Covenant Termination

        If at any time:

  (1)
  the notes are rated Baa3 or better by Moody's and BBB- or better by Standard & Poor's (or, if either such entity ceases to rate the notes for reasons outside of the control of Boise Cascade, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Boise Cascade as a replacement agency); and

  (2)
  no Default or Event of Default shall have occurred and be continuing then, beginning on that day (the "Covenant Termination Date"), Boise Cascade and its Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described herein under the following captions:

  (1)
  "—Limitation on Indebtedness;"

  (2)
  "—Limitation on Restricted Payments;"

  (3)
  "—Limitation on Restrictions on Distributions from Restricted Subsidiaries;"

  (4)
  "—Limitation on Sales of Assets and Subsidiary Stock;"

  (5)
  "—Limitation on Affiliate Transactions;"

  (6)
  "—Limitation on Sale/Leaseback Transactions;"

  (7)
  clause (3) of paragraph (a) under "—Merger and Consolidation;" and

  (8)
  "—Future Guarantors."

In addition, on the Covenant Termination Date, the covenant described under "—Certain Covenants—Limitation on Liens" will be replaced by the provisions of the Indenture described under "—Certain Covenants—Investment Grade Covenants."

        There can be no assurance that the notes will achieve or maintain an Investment Grade Rating.

Limitation on Indebtedness

(a)
Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness; provided, however, that Boise Cascade and the Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be at least 2.0 to 1; provided further that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness pursuant to this paragraph if, after giving pro forma effect to such incurrence, the aggregate amount of Indebtedness of Restricted Subsidiaries that are not Guarantors incurred pursuant to this paragraph would exceed $25.0 million.

(b)
Paragraph (a) will not prohibit the Incurrence by any of Boise Cascade or its Restricted Subsidiaries of any or all of the following Indebtedness:

(1)
Indebtedness Incurred by Boise Cascade and the Restricted Subsidiaries pursuant to the Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of:

(A)
$300 million, and

(B)
the sum of (x) 85% of the amounts of all accounts receivable owned by Boise Cascade and its Restricted Subsidiaries at the end of the most recent fiscal quarter and (y) 70% of the amounts of all inventory owned by Boise Cascade and its Restricted Subsidiaries at the end of the most recent fiscal quarter,

    in each case plus (in the case of any Refinancing) the aggregate amount of fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses Incurred in connection with the Refinancing, less (x) the sum of all permanent repayments of principal with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "—Limitation on sales of assets and subsidiary stock;" and (y) the aggregate principal amount of Indebtedness Incurred under clause (15) of this paragraph (b) then outstanding;

  (2)
  Indebtedness owed to and held by Boise Cascade or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if an Issuer is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes and (C) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Guarantor with respect to its Guarantee;

  (3)
  the notes and the Exchange Notes (other than any Additional Notes), including in each case any Guarantee thereof by a Subsidiary Guarantor;

  (4)
  Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

  (5)
  Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by Boise Cascade or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by Boise Cascade or a Restricted Subsidiary); provided that, on the date of such acquisition and after giving pro forma effect thereto, (a) Boise Cascade would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant or (b) the Consolidated Coverage Ratio of Boise Cascade and the Restricted Subsidiaries would have been equal to or greater than the Consolidated Coverage Ratio immediately prior to such acquisition or merger;

  (6)
  Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5) or (19) or this clause (6); provided, however, that, to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

  (7)
  Hedging Obligations that are Incurred for bona fide hedging purposes of Boise Cascade and its Restricted Subsidiaries (and not for speculative purposes) and Permitted Bank Product Obligations;

  (8)
  obligations in respect of customs, stay, appeal, performance, bid and surety bonds and other similar types of bonds and performance and completion guarantees and other obligations of a like nature provided by or on behalf of Boise Cascade or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business;

  (9)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

  (10)
  Indebtedness consisting of the Guarantee of a Guarantor (including any Guarantee with respect to the Exchange Notes) and any Guarantee by Boise Cascade or any Guarantor of Indebtedness (other than any Indebtedness Incurred by a Restricted Subsidiary that is not a Guarantor pursuant to clause (5), (15), (16) or (18) of this covenant) of any of Boise Cascade or its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by Boise Cascade or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Indebtedness of the borrower then any such Guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Senior Indebtedness of the Person Guaranteeing such Indebtedness;

  (11)
  the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock;

  (12)
  Indebtedness arising from agreements of Boise Cascade or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (a) such Indebtedness is not reflected on the balance sheet of Boise Cascade or any Restricted Subsidiary (contingent obligations referred to in a note to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) in the case of a disposition, the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Boise Cascade and the Restricted Subsidiaries in connection with such disposition;

  (13)
  Indebtedness consisting of Guarantees of loans or other extensions of credit made to or on behalf of officers, directors, employees or consultants of Boise Cascade or a Restricted Subsidiary for the purpose of permitting such Persons to purchase Capital Stock of Boise Cascade or any direct or indirect parent of Boise Cascade, as the case may be, in an amount not to exceed $5.0 million at any one time outstanding;

  (14)
  Purchase Money Indebtedness Incurred by Boise Cascade or a Restricted Subsidiary, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount that, when added together with the amount of Indebtedness Incurred pursuant to this clause (14) and then outstanding, does not exceed the greater of (A) $50.0 million or (B) 5% of Total Assets at the date of determination;

  (15)
  Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Transaction that is not recourse to Boise Cascade or any other Restricted Subsidiary (except for Standard Securitization Undertakings); provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (15) and then outstanding does not exceed, when aggregated with all Indebtedness outstanding under clause (1) of this paragraph (b), the maximum amount permitted under clause (1) of this paragraph (b);

  (16)
  Indebtedness Incurred by a Foreign Subsidiary in an aggregate principal amount that, when added together with the amount of Indebtedness Incurred pursuant to this clause (16) and then outstanding, does not exceed $25.0 million;

  (17)
  Indebtedness of an Issuer or of any Subsidiary Guarantor in an aggregate principal amount that, when taken together with all other Indebtedness Incurred pursuant to this clause (17) and then outstanding, does not exceed the greater of (A) $75.0 million or (B) 5% of Total Assets at the date of determination;

  (18)
  Attributable Debt in an aggregate principal amount that, when taken together with all other Attributable Debt Incurred pursuant to this clause (18) and then outstanding, does not exceed $50.0 million; provided that on the date of each Incurrence of such Attributable Debt, after giving pro forma effect thereto, the Consolidated Coverage Ratio would be equal to or greater than the Consolidated Coverage Ratio immediately prior to the Incurrence of such Attributable Debt;

  (19)
  Indebtedness of Boise Cascade or Non-Public Indebtedness of any Restricted Subsidiary Incurred in connection with the acquisition of all of the Capital Stock of a Person that becomes a Restricted Subsidiary or all or substantially all of the assets of an entity, in each case engaged in a Related Business, up to an amount equal to 100% of the Net Cash Proceeds received by Boise Cascade from the issuance or sale (other than to a Subsidiary) of its Capital Stock (other than Disqualified Stock) since the Issue Date; provided, however, that any such Net Cash Proceeds that are so received (i) shall be excluded for purposes of making Restricted Payments under clause 3(B) of the first paragraph and clauses (b)(1) and (b)(3) of the second paragraph of the covenant described under the caption "—Limitation on Restricted Payments" and (ii) shall not constitute Excluded Contributions;

  (20)
  Indebtedness incurred by Boise Cascade or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (21)
  Indebtedness of Boise Cascade or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to a Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

  (22)
  Indebtedness of Boise Cascade or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease all of the notes as described under "—Defeasance" or "—Satisfaction and Discharge;" and

  (23)
  Indebtedness of Boise Cascade or any Restricted Subsidiary consisting of the financing of insurance premiums in the ordinary course of business.

(c)
For purposes of determining compliance with this covenant:

(1)
any Indebtedness Incurred under the Credit Agreement on the Issue Date will be treated as Incurred under clause (1) of paragraph (b) above;

  (2)
  in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, Boise Cascade, in its sole discretion, will classify such item of Indebtedness or any portion thereof at the time of Incurrence, may later reclassify such item of Indebtedness or any portion thereof (other than as set forth in clause (c)(1) above) and will only be required to include the amount and type of such Indebtedness in one of the above clauses; and

  (3)
  Boise Cascade will be entitled to divide and classify (and reclassify) an item of Indebtedness in more than one of the types of Indebtedness described above.

        For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness shall be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars shall be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced shall be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness shall be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess shall be determined on the date such Refinancing Indebtedness is Incurred.

        In addition, for purposes of determining any particular amount of Indebtedness under this covenant, Guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as they were Incurred by a Person that could have Incurred such Indebtedness pursuant to this covenant.

Limitation on Restricted Payments

(a)
Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment if at the time Boise Cascade or such Restricted Subsidiary makes such Restricted Payment:

(1)
a Default shall have occurred and be continuing (or would result therefrom);

(2)
Boise Cascade is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness;" or

(3)
the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A)
50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from October 1, 2012 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)
100% of the aggregate Net Cash Proceeds, and 100% of the aggregate Net Fair Market Value of property other than cash, in each case received by Boise Cascade from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than (i) Excluded Contributions, (ii) an issuance or sale to Boise Cascade or a Subsidiary of Boise Cascade and (iii) an issuance or sale to an employee stock ownership plan or to a trust established by Boise Cascade or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution (other than Excluded Contributions), and 100% of the fair market value of a capital contribution of property other than cash, in each case received by Boise Cascade from its equity holders subsequent to the Issue Date; plus

    (C)
    the amount by which Indebtedness (other than Indebtedness owed to Boise Cascade or any of its Subsidiaries) of Boise Cascade is reduced on Boise Cascade's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of Boise Cascade for Capital Stock (other than Disqualified Stock) of Boise Cascade (less the amount of any cash, or the fair market value of any other property, distributed by Boise Cascade upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by Boise Cascade or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to Boise Cascade or to a Subsidiary of Boise Cascade or to an employee stock ownership plan or to a trust established by Boise Cascade or any of its Subsidiaries for the benefit of their employees); plus

    (D)
    100% of the aggregate amount received in cash by Boise Cascade or any Restricted Subsidiary and the fair market value of property other than cash received by Boise Cascade or any Restricted Subsidiary, in each case subsequent to the Issue Date, from:

    (i)
    the sale or other disposition (other than to Boise Cascade or any of its Subsidiaries) of Investments (other than Permitted Investments) made by Boise Cascade or any of its Restricted Subsidiaries and from repurchases and redemptions of such Investments (other than Permitted Investments) from Boise Cascade or any of its Restricted Subsidiaries by any Person (other than Boise Cascade or any of its Subsidiaries) and from repayments of loans or advances that constituted Investments (other than Permitted Investments) (except in each case to the extent the Investment was made pursuant to paragraph (b) below); and

    (ii)
    a dividend or distribution from an Unrestricted Subsidiary (solely to the extent not otherwise included in Consolidated Net Income); plus

    (E)
    in the event any Unrestricted Subsidiary has been re-designated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Boise Cascade or a Restricted Subsidiary, in each case subsequent to the Issue Date, the fair market value of the Investment of Boise Cascade or such Restricted Subsidiary in such Unrestricted Subsidiary at the time of such re- designation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (except in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to paragraph (b) below or constituted a Permitted Investment).

      The fair market value of property other than cash covered by clauses 3(B), (C), (D) and (E) above shall be determined in good faith by Boise Cascade and

      (i)
      in the event of property with a fair market value in excess of $5.0 million, shall be set forth in an Officers' Certificate; and

      (ii)
      in the event of property with a fair market value in excess of $10.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of Boise Cascade.

(b)
The preceding provisions will not prohibit:

(1)
any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Boise Cascade (other than Disqualified Stock and other than Capital Stock issued or sold to Boise Cascade or a Subsidiary of Boise Cascade or an employee stock ownership plan or to a trust established by Boise Cascade or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by Boise Cascade from its equity holders; provided, however, that (A) such Restricted Payment shall be excluded from the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above and shall not constitute Excluded Contributions or be used to Incur Indebtedness pursuant to clause (b)(19) of the covenant described under "—Limitation on Indebtedness;"

(2)
dividends or other distributions paid within 60 days after the date of declaration thereof if at such date of declaration such dividend or other distribution would have complied with this covenant; provided, however, that such dividend or other distribution shall be included in the calculation of the amount of Restricted Payments;

(3)
so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of Boise Cascade, any direct or indirect parent of Boise Cascade or any of its Subsidiaries from any of their employees, former employees, officers, former officers, directors, former directors, consultants or former consultants (or permitted transferees of such employees, former employees, officers, former officers, directors, former directors, consultants or former consultants), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of Boise Cascade or any direct or indirect parent of Boise Cascade, as the case may be, under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancelation of Indebtedness) shall not exceed $5.0 million in any calendar year; provided further that (a)(i) Boise Cascade may make in any calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions that otherwise would be permitted to be made pursuant to this clause (3) in any subsequent two years that end prior to the maturity of the notes up to a maximum, together with any amounts carried forward in accordance with clause (a)(ii), of $15.0 million in any calendar year (and the amounts available in such subsequent years shall be correspondingly reduced) and (ii) Boise Cascade may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions permitted to have been made but not made in any preceding calendar year up to a maximum, together with amounts for subsequent years described in clause (a)(i), of $15.0 million in any calendar year pursuant to this clause (3) and (b) such amount in any calendar year may be increased by (i) the cash proceeds of key man life insurance policies received by Boise Cascade and its Restricted Subsidiaries after the Issue Date and (ii) the aggregate cash proceeds received by Boise Cascade (or any direct or indirect parent of Boise Cascade to the extent the proceeds are contributed to the common equity capital of Boise Cascade) during that calendar year from any re-issuance of Capital Stock by Boise Cascade (or any direct or indirect parent of Boise Cascade) to employees, officers, directors or consultants of Boise Cascade and its Restricted Subsidiaries (provided that such aggregate cash proceeds received upon re-issuance shall be excluded for purposes of making Restricted Payments under clause 3(B) of the first paragraph and clause (b)(1) of the second paragraph of this covenant and shall not constitute

    Excluded Contributions or be used to Incur Indebtedness under clause (b)(19) of the covenant described under "—Limitation on Indebtedness"), less any amount previously applied to the payment of Restricted Payments pursuant to this clause (3); provided further, however, that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments;

  (4)
  the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under "—Limitation on Indebtedness;" provided, however, that, at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded from the calculation of the amount of Restricted Payments;

  (5)
  repurchases of Capital Stock deemed to occur upon exercise of stock options or warrants or similar stock-based instruments if such Capital Stock represents a portion of the exercise price of such options or in connection with a gross-up or tax withholding related to such Capital Stock; provided, however, that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments;

  (6)
  cash payments in lieu of the issuance of fractional shares or limited liability company units in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Boise Cascade or any direct or indirect parent of Boise Cascade or in connection with a merger, consolidation, amalgamation or other combination involving Boise Cascade or any direct or indirect parent of Boise Cascade; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of Boise Cascade); provided further, however, that such payments shall be excluded from the calculation of the amount of Restricted Payments;

  (7)
  in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of an Issuer or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer with respect to the notes as a result of such Change of Control and have repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

  (8)
  payments of intercompany subordinated Indebtedness the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under "—Limitation on Indebtedness;" provided, however, that no Default has occurred and is continuing or otherwise would result therefrom; provided further, however, that such payments shall be excluded from the calculation of the amount of Restricted Payments;

  (9)
  the acquisition or retirement of Disqualified Stock of Boise Cascade (other than from Boise Cascade or any of its Subsidiaries), either:

  (A)
  solely in exchange for shares of Disqualified Stock of such Person; or

  (B)
  through the application of net proceeds of a substantially concurrent sale of shares of Disqualified Stock of such Person (other than Disqualified Stock issued or sold to Boise Cascade or any of its Subsidiaries, or an employee stock ownership plan or a trust established by Boise Cascade or any of its Subsidiaries for the benefit of their employees or another Person to the extent such sale is financed by loans to such Person from or guaranteed by Boise Cascade or any of its Subsidiaries, unless such loans have been repaid with cash on or prior to the date of determination) ("Refinancing Disqualified Stock"); provided that:

      (i)
      the Refinancing Disqualified Stock does not mature or become mandatorily redeemable or subject to purchase pursuant to a sinking fund obligation, upon the occurrence of certain events or otherwise, earlier than the Disqualified Stock being acquired;

      (ii)
      the amount of all obligations with respect to the redemption, repayment or other repurchase of such Refinancing Disqualified Stock does not exceed the amount of all obligations with respect to the redemption, repayment or other repurchase of the Disqualified Stock being acquired (calculated in each case in accordance with the definition of "Indebtedness"); and

      (iii)
      if the Disqualified Stock being acquired or retired is issued by a Restricted Subsidiary, such Refinancing Disqualified Stock will be issued only by such Restricted Subsidiary;

      and provided further that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments;

  (10)
  [RESERVED];

  (11)
  Restricted Payments that are made with Excluded Contributions; provided, however, that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments;

  (12)
  Permitted Payments to Parent; provided, however, that such Restricted Payments shall be included in the calculation of the amount of Restricted Payments;

  (13)
  the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations of Boise Cascade or a Subsidiary Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Boise Cascade or a Subsidiary Guarantor, as the case may be, Incurred in accordance with the Indenture so long as:

  (A)
  the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Obligations being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium to be paid, defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

  (B)
  such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Obligations so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

  (C)
  such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Obligations being so redeemed, repurchased, defeased, acquired or retired; and

  (D)
  such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Obligations being so redeemed, repurchased, defeased, acquired or retired;

  (14)
  Restricted Payments in an amount that, when taken together with all Restricted Payments made pursuant to this clause (14), does not exceed $100.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments;

  (15)
  any Restricted Payments so long as the Consolidated Leverage Ratio, at the time of each such Restricted Payment, after giving pro forma effect to such Restricted Payment, is no greater than 3.50 to 1.00; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments; and

  (16)
  the payment, purchase, redemption, defeasance or other acquisition of Existing Notes.

        For purposes of clauses (b)(1) and (b)(9)(B) above, a Restricted Payment shall be deemed to have been made substantially concurrently with a sale, contribution or Incurrence, as the case may be, if made or irrevocably committed to within 30 days of such sale, contribution or Incurrence.

        For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (16) above, or is permitted pursuant to the first paragraph hereof, Boise Cascade will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

        Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Boise Cascade or any Restricted Subsidiary or pay any Indebtedness owed to Boise Cascade or any Restricted Subsidiary, (b) make any loans or advances to Boise Cascade or any Restricted Subsidiary or (c) transfer any of its property or assets to Boise Cascade or any Restricted Subsidiary, except:

  (1)
  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Agreement);

  (2)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred or Capital Stock issued by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Boise Cascade or any Restricted Subsidiary (other than Indebtedness Incurred or Capital Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Boise Cascade or any Restricted Subsidiary) and outstanding on such date;

  (3)
  any encumbrance or restriction existing under or by reason of Indebtedness or other contractual requirements of a Receivables Subsidiary or any Standard Securitization Undertaking, in each case in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary and Receivables and Related Assets;

  (4)
  any encumbrance or restriction arising by reason of applicable law, rule, regulation or order;

  (5)
  restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

  (6)
  any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

  (7)
  any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions impose restrictions of the type described in clause (c) above on the lease or the property leased thereunder;

  (8)
  any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

  (9)
  Purchase Money Indebtedness Incurred in compliance with the covenant described under "—Limitation on Indebtedness;"

  (10)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such joint venture or similar Person;

  (11)
  any encumbrance or restriction contained in any Indebtedness Incurred by a Foreign Subsidiary in compliance with the Indenture that applies only to such Foreign Subsidiary;

  (12)
  any encumbrance or restriction contained in any Indebtedness Incurred by Boise Cascade or a Restricted Subsidiary subsequent to the Issue Date pursuant to clause (5), (7), (12), (17), (19) or (22) of the covenant described under "—Limitation on Indebtedness;" and

  (13)
  any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments or refinancings are, in the good faith judgment of the Board of Directors of Boise Cascade, no more restrictive with respect to such dividend and other restrictions than those contained in the dividend or other restrictions prior to such amendment or refinancing.

Limitation on Sales of Assets and Subsidiary Stock

(a)
Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless:

(1)
Boise Cascade or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition, (i) if such fair market value exceeds $10.0 million, as determined in good faith by the Board of Directors of Boise Cascade or (ii), if such fair market value is equal to or less than $10.0 million, as determined in good faith by an Officer of Boise Cascade;

(2)
in the case of Asset Dispositions that are not Permitted Asset Swaps, at least 75% of the consideration thereof received by Boise Cascade or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)
an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Boise Cascade or such Restricted Subsidiary, as the case may be:

(A)
to the extent Boise Cascade or such Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness) to prepay, repay, redeem or purchase Indebtedness under any Credit Agreement and Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary other than Indebtedness owed to Boise Cascade or an

      Affiliate of Boise Cascade) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

    (B)
    to the extent Boise Cascade or such Restricted Subsidiary, as the case may be, elects to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

    (C)
    to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the notes to purchase notes pursuant to and subject to the conditions contained in the Indenture;

  provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Boise Cascade or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

  Notwithstanding the foregoing provisions of this covenant, Boise Cascade and its Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $20.0 million.

  Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

        For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

  (1)
  the assumption or discharge of Indebtedness of Boise Cascade or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of Boise Cascade or a Subsidiary Guarantor) and the release of Boise Cascade or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

  (2)
  securities received by Boise Cascade or any Restricted Subsidiary from the transferee that are converted within 90 days by Boise Cascade or such Restricted Subsidiary into cash, to the extent of cash received in that conversion; and

  (3)
  any Designated Non-cash Consideration received by Boise Cascade or any Restricted Subsidiary in an Asset Disposition having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) (unless such Designated Non-cash Consideration has been converted into cash, which cash shall be treated after such conversion as Net Available Cash), not to exceed 7.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non- cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b)
In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (a)(3)(C) above, the Issuers will purchase notes tendered pursuant to an offer by the Issuers for the notes at a purchase price of 100% of their principal amount without premium, plus accrued but unpaid interest, in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Issuers will select the securities to be purchased on a pro rata basis but in round denominations, which will be denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the securities purchased pursuant to such offer in accordance with this covenant is less than the Net Available Cash offered therefor, the Issuers may use any such excess Net Available Cash for general corporate purposes or any other purpose, in each case not prohibited by the Indenture.

  The Issuers shall not be required to make such an offer to purchase notes pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer (regardless of the amount of notes tendered in such offer).

(c)
The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this covenant by virtue of their compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)
Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Boise Cascade (an "Affiliate Transaction") unless:

(1)
the terms of the Affiliate Transaction are no less favorable to Boise Cascade or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person that is not an Affiliate; and

(2)
if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the Board of Directors of Boise Cascade (and, if any, a majority of the directors of Boise Cascade who are disinterested with respect to such Affiliate Transaction), have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors.

(b)
The provisions of the preceding paragraph (a) will not prohibit:

(1)
any Permitted Investment or Restricted Payment, in each case permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments;"

(2)
any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or compensation arrangements, stock options and stock ownership plans approved by the Board of Directors of Boise Cascade;

(3)
the payment of reasonable fees to directors of Boise Cascade and its Restricted Subsidiaries or any direct or indirect parent of Boise Cascade who are not employees of Boise Cascade or its Restricted Subsidiaries and reasonable payments for indemnification to directors and officers of Boise Cascade and its Restricted Subsidiaries or any direct or indirect parent of Boise Cascade;

(4)
any transaction with Boise Cascade, a Restricted Subsidiary or joint venture or similar entity that would constitute an Affiliate Transaction solely because Boise Cascade or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(5)
the issuance or sale of any Capital Stock (other than Disqualified Stock) of Boise Cascade or any contribution to the capital of Boise Cascade;

  (6)
  any agreement as in effect on the Issue Date and described in the Offering Memorandum under the heading "Certain Relationships and Related Party Transactions" or any renewals or extensions of any such agreement (so long as such renewals or extensions are not, taken as a whole, materially less favorable to the Holders as determined by the Board of Directors of Boise Cascade in its reasonable good faith judgment) and the transactions contemplated thereby;

  (7)
  transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party;

  (8)
  any transaction effected as part of a Qualified Receivables Transaction;

  (9)
  so long as no Default or Event of Default has occurred and is continuing, the payment of customary annual fees and related expenses to Madison Dearborn Partners, LLC and its Affiliates; provided that such fees shall not, in the aggregate, exceed $2.0 million (plus out-of-pocket expenses) in any twelve-month period commencing after the Issue Date;

  (10)
  so long as no Default or Event of Default has occurred and is continuing, the payment of customary transaction, management, consulting and advisory fees and related expenses to Madison Dearborn Partners, LLC and its Affiliates made pursuant to financial advisory, financing or underwriting agreements or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, in each case, which payments are (a) reasonably related to the services performed and (b) approved by a majority of the members of the Board of Directors of Boise Cascade not affiliated with Madison Dearborn Partners, LLC acting in good faith;

  (11)
  any Affiliate Transaction in which Boise Cascade receives a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Boise Cascade and its Restricted Subsidiaries or is not less favorable to Boise Cascade and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person that was not an Affiliate;

  (12)
  investments by an Affiliate in securities of Boise Cascade or any of its Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investments by all Affiliates in the aggregate constitute less than 5.0% of the proposed issue amount of such securities;

  (13)
  transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business that are no less favorable to Boise Cascade or such Restricted Subsidiary than those that could be obtained at the time of the transaction in arm's-length dealings with a Person that is not an Affiliate;

  (14)
  any contributions to the common equity capital of Boise Cascade;

  (15)
  Permitted Payments to Parent; and

  (16)
  transactions between Boise Cascade or any of its Restricted Subsidiaries and any Person, the sole affiliation with Boise Cascade or any of its Restricted Subsidiaries of which is that a director of such Person is also a director of Boise Cascade or any direct or indirect parent of Boise Cascade; provided, however, that such director abstains from voting as a director of Boise Cascade or such direct or indirect parent of Boise Cascade on any matter involving such other Person.

        For purposes of paragraphs (a) and (b) above, so long as Boise Holdings is a Guarantor, any reference to the Board of Directors of Boise Cascade shall be deemed to refer to the Board of Directors of Boise Holdings and not to the Board of Directors of Boise Cascade (other than with respect to the approval on behalf of Boise Cascade of transactions between Boise Holdings and Boise Cascade).

Limitation on Line of Business

        Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Related Business.

Limitation on Liens

        Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien (the "Initial Lien") of any nature whatsoever on any of their respective properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

        Any Lien created for the benefit of the Holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

        Boise Cascade will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any property unless:

  (1)
  Boise Cascade or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under "—Limitation on Liens;"

  (2)
  the consideration received by Boise Cascade or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction is at least equal to the fair market value (as determined by the Board of Directors of Boise Cascade if such fair market value exceeds $10.0 million, or an Officer of Boise Cascade, as the case may be, if such fair market value is equal to or less than $10.0 million) of such property; and

  (3)
  the Net Available Cash from such transaction is applied in compliance with the covenant described under "—Limitation on Sale of Assets and Subsidiary Stock."

Merger and Consolidation

(a)
Neither of the Issuers will consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all of the assets of Boise Cascade and the Restricted Subsidiaries determined on a Consolidated Basis, to, any Person, unless:

(1)
the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Boise Cascade) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of Boise Cascade under the Guarantee or the notes, as applicable, and the Indenture;

  (2)
  immediately after giving pro forma effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  immediately after giving pro forma effect to such transaction, either (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness" or (B) the Consolidated Coverage Ratio for the Successor Company would be equal to or greater than the Consolidated Coverage Ratio immediately prior to such transaction; and

  (4)
  the Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

  provided, however, that clause (3) will not be applicable to Boise Cascade or any Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to Boise Cascade or a Wholly Owned Subsidiary (so long as no Capital Stock of Boise Cascade or such Wholly Owned Subsidiary is distributed to any Person).

  For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Boise Cascade, which properties and assets, if held by Boise Cascade instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Boise Cascade and the Restricted Subsidiaries determined on a Consolidated Basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Boise Cascade and the Restricted Subsidiaries.

  The Successor Company will be the successor to Boise Cascade, as applicable, and shall succeed to, and be substituted for, and may exercise every right and power of, such Person under the Indenture, and the predecessor Person, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(b)
Boise Cascade will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)
the Subsidiary Guarantor (A) has been disposed of in its entirety to another Person (other than to Boise Cascade or an Affiliate of Boise Cascade), whether through a merger, consolidation or sale of Capital Stock or assets, or (B) as a result of the disposition of all or a portion of its Capital Stock, has ceased to be a Subsidiary of Boise Cascade, in both cases, if in connection therewith the Issuers provide an Officers' Certificate to the Trustee to the effect that Boise Cascade will comply with its obligations under the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition; or

(2)
(A) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, (B) such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Guarantee; (C) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such

    Person at the time of such transaction), no Default shall have occurred and be continuing; and (D) the Issuers deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, comply with the Indenture;

  provided, however, that this covenant will not be applicable to any Guarantor consolidating with, merging into or transferring all or part of its properties and assets to any Issuer or Guarantor.

Future Guarantors

        At any time that any Indebtedness under any Credit Agreement is outstanding, Boise Cascade will cause each of its Restricted Subsidiaries, that Incurs (including by Guarantee) any Indebtedness under any Credit Agreement, in each case, within five business days of such Incurrence, to execute and deliver to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the Indenture. At any time that no Indebtedness under any Credit Agreement is outstanding, Boise Cascade will cause each of its domestic Restricted Subsidiaries that Incurs (including by Guarantee) any Indebtedness in a principal amount outstanding in excess of $25.0 million (other than Indebtedness permitted to be Incurred pursuant to clause (2), (3), (7), (8), (9), (11), (12), (13), (15) or (18) of paragraph (b) of the covenant described under "—Limitation on Indebtedness"), and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness in a principal amount outstanding in excess of $25.0 million (other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary), in each case, within five business days of such Incurrence, to execute and deliver to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the Indenture. Notwithstanding the foregoing, this covenant shall not apply to any Receivables Subsidiary.

SEC Reports

        Notwithstanding that Boise Cascade may not continue to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Boise Cascade will furnish to the Trustee and the Holders and, after the completion of any exchange offer (or, if in lieu thereof, the effectiveness of any shelf registration statement) in respect of the Outstanding Notes, will file with the SEC (to the extent the SEC will accept such filings) such annual reports and such information, documents and other reports as are specified in Section 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation that is a "non-accelerated filer," such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections.

        At any time that any of Boise Cascade's Subsidiaries (other than any Subsidiary of Boise Cascade that is not then consolidated with Boise Cascade under GAAP) are Unrestricted Subsidiaries that individually or collectively constitute a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's discussion and analysis of financial condition and results of operations," of the financial condition and results of operations of Boise Cascade and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

        In addition, the Issuers will furnish to the Holders of the notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as any notes are not freely transferable under the Securities Act.

Investment Grade Covenants

        The Indenture provides that the following covenant (as well as the covenant described under "Certain Covenants—Merger and Consolidation" (other than clause (3) of paragraph (a) thereof)) will be applicable to the notes beginning on the Covenant Termination Date:

        Boise Cascade will not, nor will Boise Cascade permit any Restricted Subsidiary to, directly or indirectly, issue, assume or guarantee any Indebtedness secured by a Lien upon any Principal Property or upon any shares of capital stock or Indebtedness of any Significant Subsidiary (whether such Principal Property, shares or Indebtedness is now existing or owed or is hereafter created or acquired), without in any such case effectively providing that all of the notes issued under the Indenture are secured equally and ratably. Notwithstanding the restrictions in the preceding sentence, Boise Cascade and the Restricted Subsidiaries will be permitted to incur:

  (1)
  Indebtedness secured by Liens existing on the date this provision becomes effective;

  (2)
  Indebtedness secured by Liens in an amount equal to the greater of: (i) the amount of Indebtedness permitted under the provisions described in clause (b)(1) under "—Certain Covenants—Limitation on Indebtedness" (assuming for purposes of this calculation that such covenant was still in effect); or (ii) an amount equal to 3.50 times EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available, giving effect to the Calculation Adjustments;

  (3)
  Indebtedness secured by Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

  (4)
  Indebtedness secured by Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

  (5)
  Indebtedness secured by Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

  (6)
  Indebtedness secured by Liens incurred with respect to any environmental remediation program;

  (7)
  Indebtedness securing Liens that would have been permitted under clauses (12), (13), (14) or (19) of the definition of Permitted Liens;

  (8)
  Indebtedness secured by Liens in connection with the Refinancing of Indebtedness referred to in any of clauses (1) through (7) above; and

  (9)
  Indebtedness secured by Liens securing Purchase Money Indebtedness Incurred pursuant to clause (b)(14) under "—Certain Covenants—Limitation on Indebtedness;" provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached (assuming for purposes of this calculation that such covenant was still in effect).

Defaults

        Each of the following is an Event of Default with respect to the notes:

  (1)
  a default in the payment of interest on the notes when due, continued for 30 days;

  (2)
  a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

  (3)
  the failure by Boise Cascade to comply with its obligations under "—Certain Covenants—Merger and Consolidation" above;

  (4)
  the failure by Boise Cascade to comply for 30 days after notice with any of its obligations in the covenants described above under "—Change of Control" (other than a failure to purchase such notes);

  (5)
  the failure by the Issuer or any Guarantor to comply for 60 days after notice with its other agreements with respect to such notes contained in the Indenture;

  (6)
  Indebtedness of the Issuer, any Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million (the "cross acceleration provision");

  (7)
  certain events of bankruptcy, insolvency or reorganization of an Issuer or any Significant Subsidiary (the "bankruptcy provisions");

  (8)
  any judgment or decree for the payment of money in excess of $25.0 million is entered against an Issuer, a Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

  (9)
  any Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guarantee) or any Guarantor denies or disaffirms its obligations under its Guarantee.

        However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Issuers of the default and the Issuers do not cure such default within the time specified after receipt of such notice.

        If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration of acceleration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of an Issuer occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the notes.

        In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph (excluding any resulting payment default under the Indenture or the notes), the declaration of acceleration of the notes shall be automatically annulled if the holders of all Indebtedness described in clause (6) have rescinded the declaration of acceleration in respect of such Indebtedness within 20 days of the date of such declaration, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

        The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive an existing Default or Event of Default and its consequences under the Indenture except (i) a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes, (ii) a Default arising from the failure to redeem or purchase any notes when required pursuant to the Indenture or (iii) a Default in respect of a provision that cannot pursuant to the Indenture be amended without the consent of each Holder affected. The Holders of a majority in principal amount of the outstanding notes by written notice to the Trustee may rescind an acceleration and its consequences if:

  (1)
  all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely because of acceleration, have been cured or waived; and

  (2)
  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

  (1)
  such Holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

  (3)
  such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

        Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions with respect to the notes may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the amount of such notes whose Holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any such note;

  (3)
  reduce the principal of or change the Stated Maturity of any such note;

  (4)
  change the provisions applicable to the redemption of any such note as described under "—Optional Redemption" and "—Change of Control" above;

  (5)
  make any such note payable in money other than that stated in the note;

  (6)
  impair the right of any Holder of such notes to receive payment of principal of and interest on such Holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's notes;

  (7)
  make any change in the amendment provisions that require each Holder's consent or in the waiver provisions;

  (8)
  make any change in the ranking or priority of any such note that would adversely affect the Noteholders; or

  (9)
  make any change in, or release other than in accordance with the Indenture, any Guarantee that would adversely affect the Noteholders.

        Notwithstanding the preceding, without the consent of any Holder of the notes, the Issuers, the Guarantors and Trustee may amend the Indenture:

  (1)
  to cure any ambiguity, omission, defect or inconsistency (including conforming the Indenture to the Description of Notes in the Offering Memorandum);

  (2)
  to provide for the assumption by a successor corporation of the obligations of an Issuer or any Guarantor under the Indenture;

  (3)
  to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code;

  (4)
  to add Guarantees with respect to the notes, including any Subsidiary, or to secure the notes;

  (5)
  to add to the covenants of the Issuers or a Guarantor for the benefit of the Holders of the notes or to surrender any right or power conferred upon the Issuers or a Guarantor;

  (6)
  to make any change that does not adversely affect the rights of any Holder of the notes;

  (7)
  to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

  (8)
  to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes.

        The consent of the Holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, we are required to mail to Holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

        Neither Boise Cascade nor any Affiliate of Boise Cascade may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or such notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

        The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

        When (1) we deliver to the Trustee all outstanding notes for cancelation or (2) all notes that have not been delivered to the Trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of the notice of redemption and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us with respect to the notes, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

        At any time, we may terminate all our obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

        In addition, at any time we may terminate our obligations with respect to the outstanding notes under "—Change of Control" and under the covenants described under "—Certain Covenants" (other than the covenant described under "—Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Guarantors and Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the notes, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option with respect to the notes, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "—Defaults" above or because of the failure of an Issuer to comply with clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option with respect to the notes, each Guarantor will be released from all of its obligations with respect to its Guarantee of the notes.

        In order to exercise either of our defeasance options with respect to the notes, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations or a combination thereof for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

        U.S. Bank National Association is the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of an Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees, Stockholders or Holders of Membership Interests

        No director, officer, employee, incorporator, stockholder or holder of membership interests of any Issuer or any Guarantor will have any liability for any obligations of any Issuer or any Guarantor under the notes, any Guarantee or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

        The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Additional Assets" means:

  (1)
  any assets (other than working capital assets) used or useful in a Related Business;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Boise Cascade or a Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Boise Cascade or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than Boise Cascade or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of Boise Cascade or any Restricted Subsidiary; or

  (3)
  any other assets of Boise Cascade or any Restricted Subsidiary outside of the ordinary course of business of Boise Cascade or such Restricted Subsidiary,

    other than:

    (A)
    a disposition between or among Boise Cascade and any Restricted Subsidiary;

    (B)
    for purposes of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under "—Certain Covenants—Limitation on Restricted Payments" and (ii) a disposition of all or substantially all the assets of Boise Cascade in accordance with the covenant described under "—Certain Covenants—Merger and Consolidation;"

    (C)
    a disposition of assets or Capital Stock, as the case may be, with a fair market value of less than $10.0 million;

    (D)
    a disposition of assets that are worn out, obsolete or damaged or no longer used or useful in the business of Boise Cascade or any Restricted Subsidiary, as the case may be, in the ordinary course of business;

    (E)
    a disposition of cash or Temporary Cash Investments;

    (F)
    the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

    (G)
    a transfer or sale of Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction;

    (H)
    the sale or lease of products, services or accounts receivable or the licensing of intellectual property, in each case in the ordinary course of business;

    (I)
    the sale of the Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

    (J)
    the sale, transfer or other disposition of Hedging Obligations;

    (K)
    any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

    (L)
    any transfers of property subject to casualty or condemnation proceedings (including in lieu thereof) upon the receipt of the net cash proceeds therefor;

    (M)
    foreclosure on assets or transfers by reason of eminent domain; and

    (N)
    disposition of an account receivable in connection with the collection or compromise thereof.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment; by

  (2)
  the sum of all such payments.

        "Board of Directors" means (i) with respect to a Person that is a corporation, the board of directors of such Person or any committee thereof duly authorized to act on behalf of such board of directors, (ii) with respect to a Person that is a limited liability company, the managing member or members or any controlling committee of members of such Person or (iii) with respect to any other Person, any equivalent governing body.

        "Boise Holdings" means Boise Cascade Holdings, L.L.C., a Delaware limited liability company.

        "Business Day" means each day that is not a Legal Holiday.

        "Calculation Adjustments" means the adjustments described in the proviso to the first paragraph (including subparagraphs (1) through (7)), and the second and third paragraphs of the definition of "Consolidated Coverage Ratio."

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under "—Certain Covenants—Limitation on Liens," a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

        "Capital Stock" of any Person means any and all shares, interests (including partnership interests and limited liability company units), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Change of Control" means:

  (1)
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than the Permitted Holders is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have beneficial ownership of all securities that such person or group has the right to acquire, whether presently or after the passage of time), directly or indirectly, of Capital Stock representing at least 50% of the aggregate Voting Stock of Boise Cascade or, prior to an initial public offering of Capital Stock of Boise Cascade or any of its direct or indirect parents, 50% of the aggregate Voting Stock of Boise Holdings;

  (2)
  the first day on which a majority of the members of the Board of Directors of Boise Cascade are not Continuing Directors;

  (3)
  the adoption of a plan relating to the liquidation or dissolution of Boise Cascade; or

  (4)
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Boise Cascade and the Restricted Subsidiaries on a Consolidated Basis, in each case, to any "person" (as defined in clause (1) above) other than a Wholly Owned Subsidiary or a Permitted Holder.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commodity Agreement" means any forward contract, swap, option, hedge or other similar financial instrument or arrangement designed to protect against or otherwise manage fluctuations in commodity prices and not entered into for speculative purposes.

        "Consolidated Basis" means the consolidated financial data of Boise Cascade and its Subsidiaries prepared in accordance with GAAP.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the Measurement Period to (b) Consolidated Interest Expense for such Measurement Period; provided, however, that:

  (1)
  if Boise Cascade or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

  (2)
  if Boise Cascade or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Boise Cascade or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (3)
  if since the beginning of such period Boise Cascade or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Boise Cascade or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Boise Cascade and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Boise Cascade and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (4)
  if since the beginning of such period Boise Cascade or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, that constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period;

  (5)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Boise Cascade or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Boise Cascade or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period;

  (6)
  if since the beginning of such period any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, EBITDA and Consolidated Interest Expense shall be calculated as if such event had occurred on the first day of such period; and

  (7)
  the EBITDA and Consolidated Interest Expense of discontinued operations recorded on or after the date such operations are classified as discontinued in accordance with GAAP shall be excluded.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Boise Cascade. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

        If any Indebtedness is Incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

        "Consolidated Interest Expense" means, for any period, the total interest expense of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis, plus, to the extent not included in such total interest expense, and to the extent Incurred by Boise Cascade or its Restricted Subsidiaries, without duplication:

  (1)
  interest expense attributable to Capital Lease Obligations;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (6)
  net payments or receipts (if any) pursuant to Interest Rate Agreements;

  (7)
  dividends accrued in respect of all Disqualified Stock of any Issuer or Subsidiary Guarantor and all Preferred Stock of any Restricted Subsidiary that is not a Guarantor, in each case held by Persons other than Boise Cascade or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of Boise Cascade);

  (8)
  interest Incurred in connection with Investments in discontinued operations;

  (9)
  interest accruing on any Indebtedness of any Person (other than Boise Cascade and its Restricted Subsidiaries) to the extent such Indebtedness is Guaranteed by (or secured by the assets of) such Person or any Restricted Subsidiary of such Person; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Boise Cascade or a Restricted Subsidiary) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Leverage Ratio" as of any date of determination means the ratio of (a) the Total Consolidated Indebtedness as of the date of determination to (b) the aggregate amount of EBITDA for the Measurement Period; provided, however, that the calculation of the Consolidated Leverage Ratio shall give effect to the Calculation Adjustments, as applicable.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the net income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

  (1)
  the cumulative effect of a change in accounting principles during such period shall be excluded,

  (2)
  any after-tax effect of extraordinary, non-recurring or unusual gains, losses charges or expenses shall be excluded,

  (3)
  any after-tax effect of gains or losses attributable to asset dispositions other than in the ordinary course of business and discontinued operations or disposal of discontinued operations, as determined in good faith by Boise Cascade, shall be excluded,

  (4)
  the net income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of Boise Cascade shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

  (5)
  solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the net income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that (x) the net loss of any such Restricted Subsidiary shall be included therein and (y) Consolidated Net Income of Boise Cascade will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or cash equivalents to Boise Cascade or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

  (6)
  any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

  (7)
  any non-cash impairment charge or asset write-off, including, without limitation, non-cash impairment charges or asset write-offs related to intangible assets, long-lived assets or investment in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded, and

  (8)
  any costs or expenses incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the common equity capital of Boise Cascade, shall be excluded; provided, however, that such cash proceeds will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant "—Certain Covenants—Limitation on Restricted Payments."

        Notwithstanding the foregoing, for the purpose of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Boise Cascade and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from Boise Cascade and its Restricted Subsidiaries, any repayments of loans and advances that constitute Restricted Investments by Boise Cascade or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent that such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Continuing Director" means, as of any date of determination, any member of the Board of Directors of Boise Cascade who (i) was a member of the Board of Directors of Boise Cascade on the date of the Indenture or (ii) was nominated for election or elected to the Board of Directors of Boise Cascade with the approval of a majority of the Continuing Directors who were members of the Board of Directors of Boise Cascade at the time of the nomination or election or was otherwise designated by a Permitted Holder.

        "Credit Agreement" means the Credit Agreement dated as of July 13, 2011 by and among Boise Cascade, Boise Cascade Building Materials Distribution, L.L.C., Boise Cascade Wood Products, L.L.C., the lenders party thereto, Wells Fargo Capital Finance, LLC, as Administrative Agent, and Bank of America, N.A., as Syndication Agent, together with the related documents thereto (including the revolving loans thereunder and any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (including by adding Subsidiaries of Boise Cascade as additional borrowers or Guarantors thereunder), and any agreement (and related document) governing Indebtedness Incurred to Refinance (including one or more debt facilities, receivables financing facilities or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of debt securities to institutional investors, or one or more Sale/Leaseback Transactions with counterparties thereto), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by Boise Cascade or any Restricted Subsidiary in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

  (3)
  is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to 180 days after the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

  (1)
  the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" and "—Change of Control;" and

  (2)
  any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

        The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person. Boise Cascade may designate in an Officers' Certificate delivered to the Trustee at the time of issuance any Preferred Stock of Boise Cascade or any Restricted Subsidiary that would not otherwise be "Disqualified Stock" to be Disqualified Stock for all purposes of the Indenture.

        "EBITDA" for any period means the sum of Consolidated Net Income, plus the following, without duplication, to the extent deducted in calculating such Consolidated Net Income:

  (1)
  provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation, depletion and amortization expense of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis (in each case excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

  (4)
  any management fees paid to Madison Dearborn Partners, LLC and/or its Affiliates in such period, not to exceed $2.0 million for any four-quarter period;

  (5)
  any fees, costs, charges and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Disposition, issuance or repayment of Indebtedness, issuance of Capital Stock, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated on or prior to the Issue Date, any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction;

  (6)
  (A) all other non-cash charges of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis (in each case excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less (B) all non-cash items of income of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis (in each case other than accruals of revenue in the ordinary course of business and other than reversals (to the extent made without any payment in cash) of reserves previously excluded from clause (A));

  (7)
  the amount of any integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities;

  (8)
  the amount of (i) net cost savings and synergies projected by Boise Cascade in good faith to be realized as a result of specified actions taken or with respect to which substantial steps have been taken (in the good faith determination of Boise Cascade) and that are expected to be realized within 12 months of the date thereof in connection with future acquisitions and cost saving, restructuring and other similar initiatives (which cost savings shall be added to EBITDA until fully realized and calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Consolidated Coverage Ratio"), (ii) salary, benefit and other direct savings resulting from workforce reductions by Boise Cascade or its Restricted Subsidiaries implemented during or reasonably expected (in the good faith determination of Boise Cascade) to be implemented within the 12 months following such period and (iii) severance or relocation costs or expenses of Boise Cascade or its Restricted Subsidiaries during such period; and

  (9)
  any proceeds from business interruption, casualty or liability insurance received by Boise Cascade or its Restricted Subsidiaries during such period, to the extent the associated losses arising out of the event that resulted in the payment of such business interruption insurance proceeds were included in computing Consolidated Net Income and to the extent actually reimbursed (and not otherwise included in arriving at Consolidated Net Income), and any expenses incurred to the extent covered by indemnification provisions in any agreement in connection with any acquisition or merger involving Boise Cascade or any of its Subsidiaries;

in each case for such period; provided that the aggregate amount of such increases to EBITDA pursuant to clauses (7) and (8) above for any period shall not exceed the greater of $10.0 million or 10% of EBITDA for such period (calculated without giving effect to any adjustment pursuant to clauses (7) and (8)). Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation, amortization and depletion and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income for any purpose and, with respect to a Restricted Subsidiary that is not a Guarantor, only if a corresponding amount would be permitted at the date of determination to be dividended to an Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means a public or private primary offering of Capital Stock (other than Disqualified Stock) of Boise Cascade or of any direct or indirect parent company of Boise Cascade, the proceeds of which are contributed to the equity capital of Boise Cascade, other than (i) any public offering registered on Form S-8, (ii) issuances upon the exercise of options by the holders thereof and (iii) issuances to Boise Cascade or any Subsidiary of Boise Cascade.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Exchange Notes" means the debt securities of the Issuers issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to the Outstanding Notes, in compliance with the terms of the Registration Rights Agreement.

        "Excluded Contributions" means the net cash proceeds received by Boise Cascade after the Issue Date from (i) contributions (other than from Boise Cascade or any Subsidiary of Boise Cascade) to its common equity capital and (ii) the sale (other than to Boise Cascade or any Subsidiary of Boise Cascade or any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Boise Cascade or any Subsidiary of Boise Cascade) of Capital Stock (other than Disqualified Stock) of Boise Cascade, in each case, designated as Excluded Contributions pursuant to an Officers' Certificate.

        "Existing Notes" means the 7% Senior Subordinated Notes due 2014 issued pursuant that indenture, dated October 29, 2004, by and among Boise Cascade, Boise Finance and U.S. Bank National Association, as trustee.

        "Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date, except with respect to any reports or financial information required to be delivered pursuant to the covenant described above under the caption "—Certain Covenants—SEC Reports," which shall be prepared in accordance with GAAP as in effect on the date thereof, except as provided below. At any time after adoption of IFRS by Boise Cascade for its financial statements and reports for all financial reporting purposes, Boise Cascade may elect to apply IFRS for all purposes of the Indenture, in lieu of United States GAAP, and, upon any such election, references herein to GAAP shall be construed to mean IFRS as in effect from time to time; provided that (1) any such election once made shall be irrevocable (and shall only be made once), (2) all financial statements and reports required to be provided after such election pursuant to the Indenture shall be prepared on the basis of IFRS and (3) from and after any such election, all ratios, computations and other determinations (A) based on GAAP contained in the Indenture shall be computed in conformity with IFRS and (B) in the Indenture that require the application of GAAP for periods that include fiscal quarters ended prior to Boise Cascade's election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. Boise Cascade shall give notice of any election to the Trustee and the Holders of Notes with 15 days of such election. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

        "Guarantee" means a guarantee of all the obligations under the Indenture and the notes.

        "Guarantee Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Guarantor guarantees the Issuers' obligations with respect to the notes on the terms provided for in the Indenture.

        "Guarantor" means any Person that issues a Guarantee of the notes, either on the Issue Date or after the Issue Date, in accordance with the terms of the Indenture; provided that, upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

        "Holder" or "Noteholder" means the Person in whose name a note is registered on the Registrar's books.

        "IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with the covenants described in "—Certain Covenants—Limitation on Indebtedness":

  (1)
  amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

  (2)
  the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

  (3)
  the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

  (2)
  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

  (3)
  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

  (4)
  all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

  (5)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

  (6)
  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

  (7)
  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured; and

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations and Receivables Financings of such Person.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of Boise Cascade.

        "Initial Purchasers" means Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, LLC and U.S. Bancorp Investments, Inc.

        "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If Boise Cascade or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by Boise Cascade or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by Boise Cascade or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by Boise Cascade or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments":

  (1)
  "Investment" shall include the portion (proportionate to Boise Cascade's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Boise Cascade at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that, upon a redesignation of such Subsidiary as a Restricted Subsidiary, Boise Cascade shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Boise Cascade's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to Boise Cascade's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Boise Cascade.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by Standard & Poor's, or if the applicable securities are not then rated by Moody's or Standard & Poor's an equivalent rating by any other Rating Agency.

        "Issue Date" means October 22, 2012.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Management Investors" means those executive officers of Boise Cascade owning any Capital Stock directly or indirectly in Boise Cascade or any direct or indirect parent company of Boise Cascade on or prior to the Issue Date.

        "Measurement Period" means, with respect to any date of determination, the period of the most recent four consecutive fiscal quarters ended prior to such date of determination for which internal financial statements are available.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration or any Designated Non-cash Consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

  (1)
  all accounting, investment banking, legal, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

  (4)
  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Boise Cascade or any Restricted Subsidiary after such Asset Disposition; and

  (5)
  any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of such escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to Boise Cascade or any Restricted Subsidiary.

        "Net Cash Proceeds" means the aggregate cash proceeds and cash equivalents received by Boise Cascade or any of its Restricted Subsidiaries in respect of any Asset Disposition, including any cash and cash equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Disposition but excluding the assumption of any Indebtedness by the acquiring Person or other consideration received in any non-cash form, net of the direct costs relating to such Asset Disposition and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on such assets (other than as required by clause (3) of paragraph (a) of "—Certain Covenants—Limitation on Sales of Assets and Subsidiary

Stock") and any deduction of appropriate amounts to be provided by Boise Cascade or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Boise Cascade or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Net Fair Market Value," with respect to any non-cash property received by Boise Cascade in respect of the issuance or sale of its Capital Stock, means the fair market value of such property, determined as provided in clause (a) of the covenant described under "Certain Covenants—Limitation on Restricted Payments," net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Public Indebtedness" means:

  (1)
  Indebtedness represented by promissory notes or similar evidence of Indebtedness under bank loans or similar financing agreements, including private placements to insurance companies, mezzanine lenders, strategic investors and private-equity sponsors; and

  (2)
  any other Indebtedness; provided that it (A) is not listed, quoted or tradeable on any exchange or market, including any market for securities eligible for resale pursuant to Rule 144A under the Securities Act; (B) is not issued or sold by means of any prospectus, offering memorandum (but not an information memorandum of the type used in a bank syndication); (C) is not marketed in an underwritten securities offering; and (D) if placed with or through an agent, the agent does not place it with its high-yield bond accounts.

        "Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

        "Offering Memorandum" means the final offering memorandum dated as of October 17, 2012 and used in connection with the offering of the notes.

        "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of Boise Cascade.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Boise Cascade or the Trustee.

        "Permitted Asset Swap" means any transfer of properties or assets by Boise Cascade or a Restricted Subsidiary in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Related Business; provided that (i) the aggregate fair market value of the property or assets being transferred (as determined in good faith by the Board of Directors of Boise Cascade if such fair market value exceeds $10,000,000, or an Officer of Boise Cascade if the fair market value is less than or equal to $10,000,000) by Boise Cascade or a Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received (as determined in good faith by the Board of Directors of Boise Cascade if such fair market value exceeds $10.0 million, or an Officer of Boise Cascade if the fair market value is less than or equal to $10.0 million) by Boise Cascade or such Restricted Subsidiary in such exchange and (ii) the aggregate fair market value of all property or assets transferred by Boise Cascade and any Restricted Subsidiary in any such transfer, together with the aggregate fair market value of property or assets transferred in all prior Permitted Asset Swaps, shall not exceed 10.0% of Total Assets at the time of such transfer.

        "Permitted Bank Product Obligations" means all Obligations of Boise Cascade or any Restricted Subsidiary incurred in the ordinary course of business, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, that may arise under, out of or in connection with any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements, to any person that is or was a lender (or an affiliate thereof) or the administrative agent (or an affiliate thereof) under a credit agreement at the time the agreements or arrangements in respect of such services were entered into.

        "Permitted Holders" means (i) Madison Dearborn Partners, LLC and its Affiliates (other than portfolio companies), (ii) the Management Investors, (iii) any Related Party of a Person referred to in clauses (i) and (ii), and (iv) solely with respect to clause (1) of the provisions described under "—Change of Control," any party to the Securityholders Agreement; provided in the case of this clause (iv) that Madison Dearborn Partners, LLC or any Related Party of Madison Dearborn Partners, LLC is also a party to the Securityholders Agreement and any such other party to the Securityholders Agreement is not the beneficial owner (giving effect to any Voting Stock that may be deemed to be beneficially owned by any Person pursuant to Rule 13d-3 or 13d-5 under the Exchange Act) of more of the total voting power of the Voting Stock of Boise Cascade than Madison Dearborn Partners, LLC and its Related Parties (in each case without giving effect to any Voting Stock that may be deemed to be beneficially owned by any Person pursuant to Rules 13d-3 or 13d-5 under the Exchange Act as a result of the terms of the Securityholders Agreement). Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as "beneficially owned" by such Permitted Holder.

        "Permitted Investment" means:

  (1)
  any Investment in Boise Cascade, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  an Investment in another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Boise Cascade or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  cash and Temporary Cash Investments;

  (4)
  receivables owing to Boise Cascade or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Boise Cascade or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans, Guarantees of loans, advances or other extensions of credit to officers, former officers, employees, former employees, directors, former directors or consultants of Boise Cascade or a Restricted Subsidiary for the purpose of permitting such Persons to purchase Capital Stock of Boise Cascade or any direct or indirect parent of Boise Cascade, not to exceed $20.0 million in the aggregate outstanding at any time;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Boise Cascade or any Restricted Subsidiary or in satisfaction of judgments;

  (8)
  any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" or (B) a disposition of assets not constituting an Asset Disposition;

  (9)
  an Investment in any Person where such Investment was acquired by Boise Cascade or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by Boise Cascade or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (B) as a result of a foreclosure by Boise Cascade or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (C) in settlement, compromise or resolution of litigation, arbitration or other disputes;

  (10)
  an Investment in any Person to the extent such Investment consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by Boise Cascade or any Restricted Subsidiary;

  (11)
  Investments consisting of Hedging Obligations otherwise permitted under the covenant described under "—Certain Covenants—Limitation on Indebtedness;"

  (12)
  Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

  (13)
  any Investment acquired solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of Boise Cascade;

  (14)
  any Investment to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

  (15)
  any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness;

  (16)
  loans and advances to officers, directors, members and employees for business-related travel expenses, moving expenses and other similar expenses, in each case, Incurred in the ordinary course of business not to exceed $3.0 million in the aggregate at any time; and

  (17)
  Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (17) and outstanding on the date such Investment is made, do not exceed the greater of (i) $35.0 million and (ii) 3.75% of Total Assets thereafter.

        For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (17) above, or is otherwise entitled to be incurred or made pursuant to the covenant contained under "—Certain Covenants—Limitation on Restricted Payments" above, Boise Cascade will be entitled to classify, or later reclassify, such Investment (or portion thereof) in one or more of such categories set forth above or under "—Certain Covenants—Limitation on Restricted Payments."

        "Permitted Liens" means, with respect to any Person:

  (1)
  pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

  (2)
  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Issuers in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by Boise Cascade or any Restricted Subsidiary to provide collateral to the depository institution;

  (3)
  Liens for taxes, assessments or other governmental charges not yet due and payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

  (4)
  Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

  (5)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (6)
  Liens securing Purchase Money Indebtedness Incurred pursuant to clause (b)(14) under "—Certain Covenants—Limitation on Indebtedness;" provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached;

  (7)
  Liens to secure Indebtedness equal to the greater of: (i) the amount of Indebtedness permitted under the provisions described in clause (b)(1) under "—Certain Covenants—Limitation on Indebtedness;" or (ii) an amount equal to 3.50 times EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available, giving effect to the Calculation Adjustments;

  (8)
  Liens existing on the Issue Date (other than under the Credit Agreement);

  (9)
  Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

  (10)
  Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

  (11)
  Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

  (12)
  Liens on the assets of a Foreign Subsidiary securing Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (b)(16) of the covenant described under "—Certain Covenants—Limitation on Indebtedness;"

  (13)
  Liens on Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" Incurred in connection with a Qualified Receivables Transaction;

  (14)
  Liens securing Hedging Obligations permitted under the Indenture;

  (15)
  Liens on property that is the subject of a Sale/Leaseback Transaction securing Attributable Debt in respect of such Sale/Leaseback Transaction Incurred pursuant to clause (b)(18) of the covenant described under "—Certain Covenants—Limitation on Indebtedness;"

  (16)
  Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (17)
  Liens imposed pursuant to licenses, sublicenses, leases and subleases (including, but not limited to, landlords' Liens) that do not materially interfere with the ordinary conduct of the business of Boise Cascade or any of its Restricted Subsidiaries;

  (18)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Boise Cascade and its Restricted Subsidiaries in the ordinary course of business;

  (19)
  Liens in favor of Boise Cascade or any Subsidiary Guarantor or Liens on assets of a Restricted Subsidiary of Boise Cascade that is not a Guarantor in favor solely of another Restricted Subsidiary of Boise Cascade that is not a Guarantor;

  (20)
  judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

  (21)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

  (22)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Boise Cascade or any of its Restricted Subsidiaries in the ordinary course of business;

  (23)
  Liens securing Indebtedness in an amount which, together with the aggregate outstanding amount of all other Indebtedness secured by Liens Incurred pursuant to this clause (23), does not exceed $25.0 million;

  (24)
  Liens incurred to secure cash management services in the ordinary course of business; and

  (25)
  Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

  (A)
  such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

  (B)
  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time that the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

        Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Permitted Payments to Parent" means the declaration and payment of dividends by Boise Cascade to, or the making of loans to, any direct or indirect parent company of Boise Cascade in amounts required for such direct or indirect parent companies to pay, in each case, without duplication:

  (1)
  franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

  (2)
  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of Boise Cascade to the extent that such salaries, bonuses and other benefits are directly attributable to the ownership or operation of Boise Cascade and its Restricted Subsidiaries;

  (3)
  general corporate operating and overhead costs and expenses of any direct or indirect parent company of Boise Cascade to the extent that such costs and expenses are directly attributable to the ownership or operation of Boise Cascade and its Restricted Subsidiaries; and

  (4)
  fees and expenses (other than to Affiliates of Boise Cascade) related to any unsuccessful equity or debt offering of such parent company;

provided, however, that the aggregate amount of such payments made pursuant to clauses (2) through (4) above included as Permitted Payments to Parent shall not exceed $5.0 million in any fiscal year or, following any initial public offering of Capital Stock of Boise Holdings, $10.0 million in any fiscal year.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a note means the principal of the note plus the premium, if any, payable on the note that is due or overdue or is to become due at the relevant time.

        "Principal Property" means the land, improvements, buildings, fixtures and equipment (including any leasehold interest therein) constituting Boise Cascade's principal corporate office, any manufacturing plant, or any manufacturing, distribution or research facility (in each case, whether now owned or hereafter acquired) which is owned or leased by Boise Cascade or any Restricted Subsidiary, unless Boise Cascade's Board of Directors has determined in good faith that such office, plant or facility is not of material importance to the total business conducted by Boise Cascade and its Subsidiaries taken as a whole.

        "Purchase Money Indebtedness" means Indebtedness (including Capital Lease Obligations) (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (2) Incurred to finance the acquisition by Boise Cascade or a Restricted Subsidiary of such asset (whether through the direct purchase of such asset or the purchase of the Capital Stock of any Person owning such asset), including additions and improvements, in each case in the ordinary course of business; provided, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by Boise Cascade or any Restricted Subsidiary pursuant to which Boise Cascade or any Restricted Subsidiary may sell, convey, contribute to capital or otherwise transfer to a Receivables Subsidiary, or may grant a security interest in and/or pledge, any Receivables or interests therein and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any Guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the "Related Assets"), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the Incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in Receivables and Related Assets, it being understood that a Qualified Receivables Transaction may involve:

  (1)
  one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein; and

  (2)
  periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein; and provided that:

  (A)
  the Board of Directors of Boise Cascade or any Restricted Subsidiary that is party to such Qualified Receivables Transaction shall have determined in good faith that such Qualified Receivables Transaction is economically fair and reasonable to Boise Cascade or such Restricted Subsidiary as applicable, and the Receivables Entity; and

  (B)
  the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of Boise Cascade or any Restricted Subsidiary that is party to such Qualified Receivables Transaction).

        The grant of a security interest in any accounts receivable of Boise Cascade or any of Restricted Subsidiary to secure Indebtedness Incurred pursuant to the Credit Agreement shall not be deemed a Qualified Receivables Transaction.

        "Rating Agency" means Standard & Poor's and Moody's or, if Standard & Poor's or Moody's or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers (as certified by a resolution of the Board of Directors of Boise Cascade) that shall be substituted for Standard & Poor's or Moody's or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non- recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to Boise Cascade or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which Boise Cascade or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of engaging in, and that solely engages only in, one or more Receivables Facilities and other activities reasonably related thereto.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of Boise Cascade or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

  (1)
  (a) if the Stated Maturity of the Indebtedness being Refinanced has a Stated Maturity earlier than the Stated Maturity of the notes, such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the notes;

  (2)
  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

  (3)
  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

  (4)
  if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary of Boise Cascade that is not a Guarantor or Issuer that Refinances Indebtedness of Boise Cascade or (B) Indebtedness of Boise Cascade or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Registration Rights Agreement" means the Registration Rights Agreement dated August 15, 2013 among the Initial Purchasers, Boise Cascade and the Guarantors.

        "Related Business" means any business in which Boise Cascade or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

        "Related Party" means (a) with respect to Madison Dearborn Partners, LLC, (i) any investment fund controlled by or under common control with, Madison Dearborn Partners, LLC, and any officer, director or employee of Madison Dearborn Partners, LLC, and (ii) any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees referred to in clause (a)(i) above; and (b) with respect to any officer or employee of Boise Holdings or any of its Subsidiaries, (i) any spouse or lineal descendant (including by adoption and stepchildren) of the officer or employee and (ii) any trust, corporation, partnership or other entity, of which an 80% or more controlling interest is held by beneficiaries, stockholders, partners or owners who are the officer or employee, any of the persons described in clause (b)(i) above or any combination of these identified relationships.

        "Representative" means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

        "Restricted Investment" means any Investment other than a Permitted Investment.

        "Restricted Payment" with respect to any Person means:

  (1)
  the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to Boise Cascade or a Restricted Subsidiary, (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation) and (D) dividends or distributions of shares of Capital Stock of, or Indebtedness owed to Boise Cascade or any Restricted Subsidiary by, Unrestricted Subsidiaries);

  (2)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of Boise Cascade held by any Person (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Boise Cascade that is not Disqualified Stock);

  (3)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Issuers or any Subsidiary Guarantor (other than (A) from Boise Cascade or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

  (4)
  the making of any Investment (other than a Permitted Investment) in any Person.

        "Restricted Subsidiary" means any Subsidiary of Boise Cascade that is not an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by Boise Cascade or a Restricted Subsidiary on the Issue Date or thereafter acquired by Boise Cascade or a Restricted Subsidiary whereby Boise Cascade or a Restricted Subsidiary transfers such property to a Person and Boise Cascade or a Restricted Subsidiary leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness secured by a Lien.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Securityholders Agreement" means the Securityholders Agreement among the holders of the Capital Stock of Boise Holdings, as described in the Offering Memorandum under the caption "Certain Relationships and Related Party Transactions," as in effect in the Issue Date and giving effect to any amendment thereto (including an amendment to add additional parties) that is not materially less favorable to the Holders.

        "Senior Indebtedness" means with respect to any Person:

  (1)
  Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

  (2)
  all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Guarantee of such Person; provided, however, that Senior Indebtedness shall not include:

  (1)
  any obligation of such Person to Boise Cascade or any of their Subsidiaries;

  (2)
  any liability for Federal, state, local or other taxes owed or owing by such Person;

  (3)
  any accounts payable or other liability to trade creditors arising in the ordinary course of business;

  (4)
  any Indebtedness or other Obligation of such Person that is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

  (5)
  that portion of any Indebtedness that at the time of Incurrence is Incurred in violation of the Indenture (provided that the lenders under the Credit Agreement may rely on a written representation of Boise Cascade made at the time of an Incurrence of Indebtedness thereunder (or deemed made at such time pursuant to the Credit Agreement) that the Indebtedness so Incurred shall constitute "Senior Indebtedness" for purposes of the Indenture, and the Indebtedness so Incurred under the Credit Agreement shall not fail to qualify as "Senior Indebtedness" pursuant to this clause (5) as a result of such reliance).

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Boise Cascade within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC; provided that, solely for purposes of the covenant described under "—Certain Covenants—SEC Reports," 5% shall be substituted for 10% for purposes of such definition.

        "Standard Securitization Undertakings" means all representations, warranties, covenants, indemnities, performance Guarantees and servicing obligations entered into by the Parent or any Subsidiary of the Parent (other than a Receivables Subsidiary) that are customary in connection with any Qualified Receivables Transaction.

        "Standard & Poor's" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, and with respect to the notes, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Guarantee of such Person pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

        "Subsidiary Guarantor" means each Subsidiary of Boise Cascade that Guarantees the notes pursuant to the terms of the Indenture.

        "Tax Distributions" shall mean cash distributions by Boise Cascade to holders of its Capital Stock (the "Members") in respect of its Capital Stock for the purpose of providing the Members with funds to pay the tax liability attributable to their shares of the taxable income of Boise Cascade and its Restricted Subsidiaries and, to the extent of the amount actually received from any Unrestricted Subsidiaries, an amount required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital and surplus aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of Boise Cascade) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P- 1" (or higher) according to Moody's or "A-1" (or higher) according to Standard & Poor's;

  (5)
  investments in securities with maturities of 365 days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's or "A" by Moody's;

  (6)
  Indebtedness issued by Persons (other than Madison Dearborn Partners, LLC or any of its Affiliates) with a rating of "A" or higher by Standard & Poor's or "A-2" or higher by Moody's with maturities not exceeding two years from the date of acquisition; and

  (7)
  investments in money market funds that invest at least 95% of their assets in securities of the types described in clauses (1) through (6) above.

        "Total Assets" as of any date of determination means the total consolidated assets, less applicable depreciation, amortization and other valuation reserves, as shown on the most recent balance sheet of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis.

        "Total Consolidated Indebtedness" means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness (other than Indebtedness in respect of any Qualified Receivables Transaction, Attributable Debt and Hedging Obligations) of Boise Cascade and its Restricted Subsidiaries on a Consolidated Basis, in each case outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

        "Trustee" means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of Boise Cascade that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Boise Cascade in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of Boise Cascade may designate any Subsidiary of Boise Cascade (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or (except in the case of a Receivables Subsidiary) holds any Lien on any property of, Boise Cascade or any other Subsidiary of Boise Cascade that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

        The Board of Directors of Boise Cascade may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) either (i) Boise Cascade could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Indebtedness" or (ii) the Consolidated Coverage Ratio would be greater immediately following such designation than immediately prior to such designation and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of Boise Cascade shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of Boise Cascade giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and that are not callable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness by (b) the number of years (calculated to the nearest one- twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.
        "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by Boise Cascade or one or more other Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

        Except as described below, the Exchange Notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with the trustee under the indenture governing the notes, as custodian for DTC, and DTC or its nominee will initially be the sole registered holder of the Exchange Notes for all purposes under the indenture. We expect that, pursuant to procedures established by DTC, (i) upon the issuance of global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders of Exchange Notes may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture.

        Payments of the principal of, premium (if any) and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee under the indenture governing the notes nor any paying agent will have any responsibility or liability for any aspect of the records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium (if any), or interest on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds.

        So long as DTC or its nominee is the registered owner or holder of such global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such global notes for the purposes of receiving payment on the Exchange Notes, receiving notices and for all other purposes under the indenture governing the notes. Beneficial interests in the global notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided below, owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificated Exchange Notes in definitive form and will not be considered the holders of such global note for any purposes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder of Exchange Notes under the Indenture. We understand that under existing industry practices, in the event that we request any action of holders of Exchange Notes or that an owner of a beneficial interest in a global note desires to give or take any action that a holder of Exchange Notes is entitled to give or take under the indenture governing the notes, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of the beneficial owners owning through them.

        If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

        DTC has advised us that it will take any action permitted to be taken by a holder of Exchange Notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amounts of Exchange Notes as to which such participant or participants has or have been given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Certificated Securities shall be issued in exchange for beneficial interests in the global notes (i) if an event of default under the indenture governing the notes has occurred and is continuing, and such certificated securities are requested by DTC or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by the issuer within 90 days.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain United States federal income tax considerations relating to the exchange of Outstanding Notes for Exchange Notes in the Exchange Offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of Outstanding Notes who hold the Outstanding Notes as "capital assets" (in general, assets held for investment). Special situations, such as the following, are not addressed:

  •
  tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid United States federal income tax;

  •
  tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

  •
  tax consequences to holders whose "functional currency" is not the United States dollar;

  •
  tax consequences to persons who hold Outstanding Notes through a partnership or similar pass-through entity;

  •
  United States federal gift tax, estate tax or alternative minimum tax consequences, if any; or

  •
  any state, local or non-United States tax consequences.

        The discussion below is based upon the provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

Consequences of tendering Outstanding Notes

        The exchange of your Outstanding Notes for Exchange Notes in the Exchange Offer should not constitute an exchange for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Outstanding Notes. Accordingly, the Exchange Offer should have no United States federal income tax consequences to you if you exchange your Outstanding Notes for Exchange Notes. For example, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the United States federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Outstanding Notes.

        The preceding discussion of certain United States federal income tax considerations of the Exchange Offer is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of exchanging Outstanding Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities (other than Outstanding Notes acquired directly from us), must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes as such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes if the Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period ending on the earlier of (i) 90 days from the date on which the registration statement, of which this prospectus forms a part, is declared effective and (ii) the date on which broker-dealers are no longer required to deliver a prospectus in connection with such market-making activities or other trading activities.

        We will not receive any proceeds from any sale of Exchange Notes by broker- dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions; or

  •
  through the writing of options on the Exchange Notes or a combination of such methods of resale.

        These resales may be made:

  •
  at market prices prevailing at the time of resale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        Any such resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. An "underwriter" within the meaning of the Securities Act includes:

  •
  any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer; or

  •
  any broker or dealer that participates in a distribution of such Exchange Notes.

        Any profit on any resale of Exchange Notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal accompanying this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days after the registration statement, of which this prospectus forms part, is declared effective (or such shorter period as provided above), we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to performance of our obligations in connection with the Exchange Offer, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, and will contribute to payments that they may be required to make in request thereof.

        Prior to the Exchange Offer, there has not been any public market for the Outstanding Notes. The Outstanding Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The holders of Outstanding Notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their Outstanding Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. No assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

 LEGAL MATTERS

        The validity of the Exchange Notes, the related guarantees and other legal matters will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent, Madison Dearborn and some of its affiliates in connection with various legal matters. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Madison Dearborn.

EXPERTS

        The consolidated financial statements of Boise Cascade Company and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The audited historical combined financial statements of Chester Wood Products LLC and Moncure Plywood LLC (the "Southeast Operations") as of December 31, 2011 and December 30, 2012 and for the year ended December 30, 2012 included in this prospectus, have been included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying, at prescribed rates, at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to you on the SEC's web site at http://www.sec.gov.

        We have filed a Registration Statement on Form S-4 with the SEC with respect to the Exchange Notes offered hereby. This prospectus is a part of and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and the Exchange Notes, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

        You may also request a copy of any of our filings with the SEC and of all documents referred to herein, at no cost, by writing or telephoning us at the following address:

Boise Cascade Company
1111 West Jefferson Street
Suite 300
Boise, Idaho 83702-5389

        We maintain an internet site at http://www.bc.com. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-4 of which this prospectus is a part.

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The Company derived the following unaudited pro forma financial data by applying pro forma adjustments to its unaudited balance sheet as of June 30, 2013 and the audited statement of operations for the year ended December 31, 2012 and its unaudited statement of operations for the six months ended June 30, 2013.

        The unaudited pro forma condensed combined balance sheet at June 30, 2013, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013, give effect to the following transactions as if each had occurred on June 30, 2013 for balance sheet purposes and on January 1, 2012 for statements of operations purposes:

  1. Common Stock Repurchase

        On July 30, 2013, the Company repurchased 3,864,062 shares of its common stock from BC Holdings for $100.0 million.

  2. Issuance of Outstanding Notes

        On August 15, 2013, the Company completed the sale of $50.0 million aggregate principal amount of Outstanding Notes at an issue price of 103.5% of the principal amount of such notes, plus accrued interest from May 1, 2013. The Outstanding Notes were sold to the initial purchasers thereof for resale to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S of the Securities Act.

  3. Acquisition of Wood Resources LLC Southeast Operations

        On September 30, 2013, the Company completed the purchase of the Wood Resources LLC Southeast Operations for $102.0 million in cash (subject to working capital adjustment). These operations were acquired through the acquisition of 100% of the equity interests of Chester Wood Products LLC and Moncure Plywood LLC.

        The unaudited pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma condensed combined financial information was prepared on a basis consistent with that used in preparing the Company's audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that the Company considers necessary for a fair presentation of its financial position and results of operations for the unaudited periods.

        The unaudited pro forma condensed combined financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical financial statements of the Company and of the Wood Resources LLC Southeast Operations, including the notes thereto, each of which is included elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that the Company would have reported had the transactions described above been completed on the dates indicated and should not be taken as representative of the Company's future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operational efficiencies that could result from the acquisition of Chester Wood Products LLC and Moncure Plywood LLC. In addition, the preliminary estimated allocation of the related purchase price to the assets and liabilities acquired was based on the Wood Resources LLC Southeast Operations historical financial statements and the Company's estimates based on available information and certain assumptions that the Company believes are reasonable. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been presented solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus. Additionally, subsequent to the completion of the acquisition, the Company will further review the Wood Products LLC Southeast Operations accounting policies for conformity with accounting policies adopted by the Company. At this time, the Company is not aware of any differences that would have a material impact on the combined financial statements.

Boise Cascade Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2013

						Pro Forma Adjustments
		Pro Forma Adjustments			Wood Resources LLC SE Operations as of June 30, 2013 (Historical)
				Pro Forma for Stock Repurchase and Notes Offering		Wood Resources LLC SE Operations Acquisition
	June 30, 2013 (Historical)	Stock Repurchase and Notes Offering						Pro Forma Combined
	(thousands)
ASSETS
Current
Cash and cash equivalents	$232,667	$(100,000	)(a)	$183,392	$—	$25,000	(d)	$106,392
		51,750	(b)			(102,000	)(e)
		(1,025	)(c)
Receivables	212,768	—		212,768	6,371	(120	)(f)	219,019
Inventories	368,350	—		368,350	6,941	400	(g)	375,691
Deferred income taxes	19,749	—		19,749	—	—		19,749
Prepaid expenses and other	11,851	—		11,851	304	—		12,155

Total current assets	845,385	(49,275)		796,110	13,616	(76,720)		733,006

Property and equipment, net	261,309	—		261,309	10,461	74,500	(h)	346,270
Timber deposits	7,267	—		7,267	—	—		7,267
Deferred financing costs	7,279	1,025	(c)	8,304	—	—		8,304
Goodwill	12,170	—		12,170	—	8,222	(i)	20,392
Intangible assets, net	8,900	—		8,900	—	2,000	(i)	10,900
Deferred income taxes	44,819	—		44,819	—	—		44,819
Other assets	7,486	—		7,486	—	—		7,486

Total Assets	$1,194,615	$(48,250)		$1,146,365	$24,077	$8,002		$1,178,444

See accompanying notes to unaudited pro forma condensed combined financial information.

Boise Cascade Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2013

						Pro Forma Adjustments
		Pro Forma Adjustments			Wood Resources LLC SE Operations as of June 30, 2013 (Historical)
				Pro Forma for Stock Repurchase and Notes Offering		Wood Resources LLC SE Operations Acquisition
	June 30, 2013 (Historical)	Stock Repurchase and Notes Offering						Pro Forma Combined
	(thousands)
LIABILITIES AND STOCKHOLERS' EQUITY
Current
Accounts payable
Trade	$195,206	$—		$195,206	$4,693	$(120	)(f)	$199,779
Related parties	1,957	—		1,957	—	—		1,957
Book overdraft	—	—		—	2,290	(2,290	)(j)	—
Accrued liabilities
Compensation and benefits	42,039	—		42,039	1,542	—		43,581
Interest payable	2,745	—		2,745	—	—		2,745
Other	30,875	—		30,875	955	—		31,830

	272,822	—		272,822	9,480	(2,410)		279,892

Debt
Long-term debt	250,000	51,750	(b)	301,750	—	25,000	(d)	326,750
Other
Compensation and benefits	195,384	—		195,384	—	—		195,384
Other long-term liabilities	14,447	—		14,447	9	—		14,456

	209,831	—		209,831	9	—		209,840
Stockholders' Equity
Preferred stock	—	—		—	—	—		—
Common stock	432	—		432	—	—		432
Additional paid-in capital	494,908	—		494,908	—	—		494,908
Treasury stock	—	(100,000	)(a)	(100,000)	—	—		(100,000)
Accumulated other comprehensive loss	(118,395)	—		(118,395)	—	—		(118,395)
Retained earnings	85,017	—		85,017	—	—		85,017
Parent equity	—	—		—	14,588	2,290	(j)	—
						(16,878	)(k)

Total stockholders' equity	461,962	(100,000)		361,962	14,588	(14,588)		361,962

Total liabilities and stockholders' equity	$1,194,615	$(48,250)		$1,146,365	$24,077	$8,002		$1,178,444

See accompanying notes to unaudited pro forma condensed combined financial information.

Boise Cascade Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2012

					Wood Resources LLC SE Operations for the Year Ended December 31, 2012 (Historical)	Pro Forma Adjustments
		Pro Forma Adjustments
				Pro Forma for Stock Repurchase and Notes Offering		Wood Resources LLC SE Operations Acquisition
	Year Ended December 31, 2012 (Historical)	Stock Repurchase and Notes Offering						Pro Forma Combined
	(thousands, except per share data)
Sales	$2,779,062	$—		$2,779,062	$131,090	$(4,772	)(q)	$2,905,380
Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	2,403,445	—		2,403,445	105,477	(4,636	)(q)	2,504,286
Depreciation and amortization	33,407	—		33,407	3,234	6,733	(r)	43,474
						100	(s)
Selling, general, and administrative expenses	279,079	—		279,079	6,663	—		285,742

	2,715,931	—		2,715,931	115,374	2,197		2,833,502

Income (loss) from operations	63,131	—		63,131	15,716	(6,969)		71,878
Foreign exchange gain	37	—		37	—	—		37
Interest expense	(21,757)	(2,948	)(m)	(24,845)	—	(500	)(t)	(25,345)
		(140	)(n)
Interest income	392	—		392	—	—		392

	(21,328)	(3,088)		(24,416)	—	(500)		(24,916)

Income (loss) before income taxes	41,803	(3,088)		38,715	15,716	(7,469)		46,962
Income tax benefit (provision)	(307)	1,189	(o)	882	—	2,875	(o)	(2,294)
						(6,051	)(u)
Net income (loss)	$41,496	$(1,899)		$39,597	$15,716	$(10,645)		$44,668

Weighted average shares outstanding:
Basic and diluted	29,700	(3,864	)(p)	25,836	—	—		25,836
Net income (loss) per common share:
Basic and diluted	$1.40			$1.53				$1.73

See accompanying notes to unaudited pro forma condensed combined financial information.

Boise Cascade Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2013

					Wood Resources LLC SE Operations for the Six Months Ended June 30, 2013 (Historical)
						Pro Forma Adjustments
		Pro Forma Adjustments
	Six Months Ended June 30, 2013 (Historical)			Pro Forma for Stock Repurchase and Notes Offering		Wood Resources LLC SE Operations Acquisition
		Stock Repurchase and Notes Offering						Pro Forma Combined
	(thousands, except per share data)
Sales	$1,597,173	$—		$1,597,173	$75,652	$(2,458	)(q)	$1,670,367
Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	1,395,843	—		1,395,843	57,462	(2,369	)(q)	1,450,936
Depreciation and amortization	17,243	—		17,243	1,666	3,366	(r)	22,325
						50	(s)
Selling, general, and administrative expenses	137,230	—		137,230	3,770	—		141,000

	1,550,316	—		1,550,316	62,898	1,047		1,614,261

Income (loss) from operations	46,857	—		46,857	12,754	(3,505)		56,106
Foreign exchange loss	(371)	—		(371)	—	—		(371)
Interest expense	(9,672)	(1,474	)(m)	(11,216)	—	(250	)(t)	(11,466)
		(70	)(n)
Interest income	124	—		124	47	—		171

	(9,919)	(1,544)		(11,463)	47	(250)		(11,666)

Income (loss) before income taxes	36,938	(1,544)		35,394	12,801	(3,755)		44,440
Income tax benefit (provision)	54,310 (l)	595	(o)	54,905	—	1,446	(o)	51,423
						(4,928	)(u)
Net income (loss)	$91,248	$(949)		$90,299	$12,801	$(7,237)		$95,863

Weighted average common shares outstanding:
Basic	40,415	(3,864	)(p)	36,551	—	—		36,551
Diluted	40,417	(3,864	)(p)	36,553	—	—		36,553
Net income per common share:
Basic	$2.26			$2.47				$2.62

Diluted	$2.26			$2.47				$2.62

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Basis of Presentation

        On July 19, 2013, the Company and the Company's wholly-owned subsidiary, Boise Cascade Wood Products, L.L.C. entered into a Limited Liability Company Interest Purchase Agreement to acquire all of the equity interests in the Wood Resources LLC Southeast Operations for an aggregate purchase price of $102.0 million, which is subject to adjustment based on Wood Resources LLC Southeast Operation's net working capital at the closing date of the acquisition in accordance with terms of the purchase agreement. The Company financed the acquisition with cash on hand and a $25.0 million draw under its revolving credit facility. Upon completion of the acquisition, the Company accounted for the acquisition as a purchase in accordance with GAAP. Under the purchase method the Company will record the assets and liabilities of the Wood Resources LLC Southeast Operations at their respective fair values as of the date of acquisition.

2.     Pro Forma Adjustments

        The following notes relate to the unaudited pro forma condensed combined balance sheet:

  (a)
  To record the repurchase of 3,864,062 shares of common stock from BC Holdings on July 30, 2013.

  (b)
  To record the issuance of $50.0 million of the Outstanding Notes on August 15, 2013, at an issue price of 103.5% of the principal amount. Excludes the receipt of $0.9 million of accrued interest on the Outstanding Notes.

  (c)
  To record capitalized fees and expenses associated with the Outstanding Notes.

  (d)
  To record a $25.0 million borrowing on the Company's revolving credit facility to finance a portion of the acquisition purchase price.

  (e)
  To record the $102.0 million acquisition consideration paid from cash on hand and with $25.0 million of borrowings under the Company's revolving credit facility.

  (f)
  To record the elimination of intercompany receivables and payables between the Company and Wood Resources LLC Southeast Operations.

  (g)
  To record the preliminary fair value adjustment for the Wood Resources LLC Southeast Operations inventory.

  (h)
  To record the preliminary fair value adjustment for the Wood Resources LLC Southeast Operations property and equipment.

  (i)
  To record preliminary estimated goodwill and intangibles related to the Wood Resources LLC Southeast Operations acquisition.

  (j)
  To record the elimination of the Wood Resources LLC Southeast Operations book overdraft. Wood Resources LLC Southeast Operations parent entity processed all cash receipts and disbursements for its Southeast Operations with offsetting entries to parent equity.

  (k)
  To record the elimination of parent equity in Wood Resources LLC Southeast Operations.

        The following notes relate to the unaudited pro forma condensed combined statements of operations:

  (l)
  The six months ended June 30, 2013 includes a $68.7 million income tax benefit associated with the recording of net deferred tax assets upon the Company's conversion to a corporation in connection with its initial public offering.

  (m)
  To record interest expense, net of debt issue premium amortization, on the $50.0 million of Outstanding Notes issued on August 15, 2013.

  (n)
  To record deferred financing cost amortization on the $50.0 million of Outstanding Notes.

  (o)
  To record the tax effect of the pro forma adjustments that are deductible based upon a combined statutory federal and state tax rate of 38.5%.

  (p)
  To record the repurchase of 3,864,062 shares of the Company's common stock from BC Holdings for $100.0 million on July 30, 2013.

  (q)
  To record the elimination of sales between the Company and Wood Resources LLC Southeast Operations.

  (r)
  To record additional depreciation resulting from the preliminary adjustment of Wood Resources LLC Southeast Operations property and equipment to estimated fair value based on a preliminary estimated average useful life of 11 years.

  (s)
  To record additional amortization expense resulting from the recording of intangible assets from the acquisition based on a preliminary estimated average useful life of 20 years.

  (t)
  To record interest expense, at an assumed borrowing rate of 2.0%, on $25.0 million of borrowings under the Company's revolving credit facility used to finance a portion of the acquisition purchase price.

  (u)
  To record tax provision on the historical financial results of Wood Resources LLC Southeast Operations based upon a combined statutory federal and state tax rate of 38.5%. Both Chester Wood Products LLC and Moncure Plywood LLC were organized as limited liability companies and were therefore not subject to entity-level federal or state income taxation historically.

INDEX TO FINANCIAL STATEMENTS

Page
Boise Cascade Company	F-2
Unaudited Consolidated Financial Statements
Consolidated Statements of Operations for the three months ended June 30, 2013 and 2012 and the six months ended June 30, 2013 and 2012	F-2
Consolidated Statements of Comprehensive Income for the three months ended June 30, 2013 and 2012 and the six months ended June 30, 2013 and 2012	F-3
Consolidated Balance Sheets at June 30, 2013 and December 31, 2012	F-4
Consolidated Statements of Cash Flows for the six months ended June 30, 2013 and 2012	F-6
Condensed Notes to Unaudited Quarterly Consolidated Financial Statements	F-7
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012	F-36
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012	F-37
Consolidated Balance Sheets at December 31, 2011 and 2012	F-38
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-40
Consolidated Statements of Stockholder's Equity for the years ended December 31, 2010, 2011 and 2012	F-41
Notes to Consolidated Financial Statements	F-42
Wood Resources LLC Southeast Operations	F-87
Independent Auditor's Report	F-89
Combined Statements of Assets and Liabilities as of December 31, 2011, December 30, 2012 and June 30, 2013 (unaudited)	F-90
Combined Statements of Income and Comprehensive Income for the year ended December 30, 2012, six months ended July 1, 2012 (unaudited), and six months ended June 30, 2013 (unaudited)	F-91
Combined Statements of Cash Flows for the year ended December 30, 2012, six months ended July 1, 2012 (unaudited), and six months ended June 30, 2013 (unaudited)	F-92
Notes to Combined Financial Statements	F-93

Boise Cascade Company

Consolidated Statements of Operations

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(thousands, except per-share data)
Sales	$852,295	$732,900	$1,597,173	$1,319,886

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	750,996	632,607	1,395,843	1,142,731
Depreciation and amortization	8,766	8,338	17,243	16,457
Selling and distribution expenses	60,102	60,468	117,106	114,282
General and administrative expenses	10,251	10,689	20,297	19,737
Other (income) expense, net	(39)	653	(173)	285

	830,076	712,755	1,550,316	1,293,492

Income from operations	22,219	20,145	46,857	26,394

Foreign exchange loss	(291)	(289)	(371)	(103)
Interest expense	(4,781)	(4,818)	(9,672)	(9,631)
Interest income	62	87	124	194

	(5,010)	(5,020)	(9,919)	(9,540)

Income before income taxes	17,209	15,125	36,938	16,854
Income tax (provision) benefit	(6,797)	(78)	54,310	(139)

Net income	$10,412	$15,047	$91,248	$16,715

Weighted average common shares outstanding:
Basic	43,229	29,700	40,415	29,700
Diluted	43,233	29,700	40,417	29,700
Net income per common share:
Basic	$0.24	$0.51	$2.26	$0.56

Diluted	$0.24	$0.51	$2.26	$0.56

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Comprehensive Income

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(thousands)
Net income	$10,412	$15,047	$91,248	$16,715
Other comprehensive income, net of tax
Defined benefit pension plans
Amortization of actuarial loss, net of tax of $870, $0, $1,731, and $0, respectively	1,411	1,958	2,806	3,984
Amortization of prior service costs and other, net of tax of $8, $0, $17, and $0, respectively	14	42	28	83

Other comprehensive income, net of tax	1,425	2,000	2,834	4,067

Comprehensive income	$11,837	$17,047	$94,082	$20,782

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets

(unaudited)

	June 30, 2013	December 31, 2012
	(thousands)
ASSETS
Current
Cash and cash equivalents	$232,667	$54,507
Receivables
Trade, less allowances of $2,546 and $2,696	205,722	134,743
Related parties	434	674
Other	6,612	6,204
Inventories	368,350	325,806
Deferred income taxes	19,749	2
Prepaid expenses and other	11,851	5,521

Total current assets	845,385	527,457

Property and equipment, net	261,309	265,924
Timber deposits	7,267	6,221
Deferred financing costs	7,279	7,562
Goodwill	12,170	12,170
Intangible assets	8,900	8,900
Deferred income taxes	44,819	—
Other assets	7,486	8,164

Total assets	$1,194,615	$836,398

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets (Continued)

(unaudited)

	June 30, 2013	December 31, 2012
	(thousands, except per-share data)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable
Trade	$195,206	$140,192
Related parties	1,957	1,950
Accrued liabilities
Compensation and benefits	42,039	61,814
Interest payable	2,745	3,188
Other	30,875	29,043

	272,822	236,187

Debt
Long-term debt	250,000	275,000

Other
Compensation and benefits	195,384	206,668
Other long-term liabilities	14,447	14,336

	209,831	221,004

Redeemable equity	—	6,443

Commitments and contingent liabilities
Stockholders' equity
Preferred stock, $0.01 par value per share; 50,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 300,000 shares authorized, 43,229 and 29,700 shares issued and outstanding	432	297
Additional paid-in capital	494,908	256,927
Accumulated other comprehensive loss	(118,395)	(121,229)
Retained earnings (accumulated deficit)	85,017	(38,231)

Total stockholders' equity	461,962	97,764

Total liabilities and stockholders' equity	$1,194,615	$836,398

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30
	2013	2012
	(thousands)
Cash provided by (used for) operations
Net income	$91,248	$16,715
Items in net income not using (providing) cash
Depreciation and amortization, including deferred financing costs and other	18,131	17,664
Stock-based compensation	1,073	—
Pension expense	5,434	6,394
Deferred income taxes	(66,314)	—
Other	(277)	(469)
Decrease (increase) in working capital, net of acquisitions
Receivables	(71,487)	(59,482)
Inventories	(42,544)	(35,154)
Prepaid expenses and other	(2,523)	(2,251)
Accounts payable and accrued liabilities	36,833	68,235
Pension contributions	(9,970)	(7,874)
Income taxes payable	(881)	(29)
Other	(4,546)	1,034

Net cash provided by (used for) operations	(45,823)	4,783

Cash provided by (used for) investment
Expenditures for property and equipment	(14,042)	(10,952)
Acquisitions of businesses and facilities	—	(2,355)
Proceeds from sales of assets	546	145
Other	10	(1)

Net cash used for investment	(13,486)	(13,163)

Cash provided by (used for) financing
Net proceeds from issuance of common stock	262,599	—
Issuances of long-term debt	55,000	—
Payments of long-term debt	(80,000)	—
Financing costs	(321)	—
Other	191	—

Net cash provided by financing	237,469	—

Net increase (decrease) in cash and cash equivalents	178,160	(8,380)
Balance at beginning of the period	54,507	182,455

Balance at end of the period	$232,667	$174,075

See accompanying condensed notes to unaudited quarterly consolidated financial statements.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements

1. Nature of Operations and Consolidation

Nature of Operations

        We are a building products company headquartered in Boise, Idaho. As used in this Form 10-Q, the terms "Boise Cascade," "we," and "our" refer to Boise Cascade, L.L.C., and its consolidated subsidiaries prior to our conversion to a Delaware corporation and to Boise Cascade Company and its consolidated subsidiaries on or after such conversion. On February 4, 2013, we converted to a Delaware corporation from a Delaware limited liability company by filing a certificate of conversion in Delaware. The common stock authorized and outstanding, par values, net income per share amounts, and other per-share disclosures for all periods presented have been adjusted to reflect the impact of this conversion. We are one of the largest producers of engineered wood products (EWP) and plywood in North America and a leading U.S. wholesale distributor of building products.

        On February 11, 2013, we issued 13,529,412 shares of common stock in our initial public offering. Following our initial public offering, the common stock held by Boise Cascade Holdings, L.L.C. (BC Holdings) represented 68.7% of our outstanding common stock. Following the completion of a secondary offering by BC Holdings of 10,000,000 shares of our common stock and the repurchase of 3,864,062 shares of our common stock from BC Holdings subsequent to June 30, 2013, the common stock held by BC Holdings represents 40.2% of our outstanding common stock. See Note 13, Subsequent Events, for a discussion of the secondary offering and repurchase of common stock. BC Holdings is controlled by Forest Products Holdings, L.L.C. (FPH).

        We operate our business using three reportable segments: (1) Wood Products, which manufactures and sells EWP, plywood, studs, particleboard, and ponderosa pine lumber, (2) Building Materials Distribution, which is a wholesale distributor of building materials, and (3) Corporate and Other, which includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. For more information, see Note 11, Segment Information.

Consolidation

        The accompanying quarterly consolidated financial statements have not been audited by an independent registered public accounting firm but, in the opinion of management, include all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed within these condensed notes to unaudited quarterly consolidated financial statements, the adjustments made were of a normal, recurring nature. Certain information and footnote disclosures normally included in our annual consolidated financial statements have been condensed or omitted. The quarterly consolidated financial statements include the accounts of Boise Cascade and its subsidiaries after elimination of intercompany balances and transactions. Quarterly results are not necessarily indicative of results that may be expected for the full year. These condensed notes to unaudited quarterly consolidated financial statements should be read in conjunction with our 2012 Form 10-K and the other reports we file with the Securities and Exchange Commission (SEC).

2. Summary of Significant Accounting Policies

Accounting Policies

        The complete summary of significant accounting policies is included in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in our 2012 Form 10-K.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets; legal contingencies; guarantee obligations; indemnifications; assumptions used in retirement benefits; income taxes; and vendor and customer rebates, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Vendor and Customer Rebates and Allowances

        We receive rebates and allowances from our vendors under a number of different programs, including vendor marketing programs. At June 30, 2013, and December 31, 2012, we had $4.0 million and $4.1 million, respectively, of vendor rebates and allowances recorded in "Receivables, Other" on our Consolidated Balance Sheets. Rebates and allowances received from our vendors are recognized as a reduction of "Materials, labor, and other operating expenses (excluding depreciation)" when the product is sold, unless the rebates and allowances are linked to a specific incremental cost to sell a vendor's product. Amounts received from vendors that are linked to specific selling and distribution expenses are recognized as a reduction of "Selling and distribution expenses" in the period the expense is incurred.

        We also provide rebates to our customers and our customers' customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates are recorded as a decrease in "Sales." At June 30, 2013, and December 31, 2012, we had $21.2 million and $19.7 million, respectively, of rebates payable to our customers recorded in "Accrued liabilities, Other" on our Consolidated Balance Sheets.

Leases

        We lease a portion of our distribution centers as well as other property and equipment under operating leases. For purposes of determining straight-line rent expense, the lease term is calculated from the date we first take possession of the facility, including any periods of free rent and any renewal option periods we are reasonably assured of exercising. Rental expense for operating leases was $3.7 million and $3.6 million for the three months ended June 30, 2013 and 2012, respectively, and $7.3 million and $7.2 million for the six months ended June 30, 2013 and 2012, respectively. Sublease rental income was not material in any of the periods presented.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Inventories

        Inventories included the following (work in process was not material):

	June 30, 2013	December 31, 2012
	(thousands)
Finished goods and work in process	$316,605	$267,115
Logs	29,517	37,273
Other raw materials and supplies	22,228	21,418

	$368,350	$325,806

Property and Equipment

        Property and equipment consisted of the following asset classes:

	June 30, 2013	December 31, 2012
	(thousands)
Land	$34,992	$35,662
Buildings	88,818	88,129
Improvements	34,731	34,526
Office equipment and vehicles	85,954	80,857
Machinery and equipment	271,166	264,084
Construction in progress	9,928	11,176

	525,589	514,434
Less accumulated depreciation	(264,280)	(248,510)

	$261,309	$265,924

Fair Value

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy under U.S. generally accepted accounting principles (GAAP) gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly (Level 2). If quoted prices for identical or similar assets are not available or are unobservable, we may use internally developed valuation models, whose inputs include bid prices, and third-party valuations utilizing underlying asset assumptions (Level 3).

Financial Instruments

        Our financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. Our cash is recorded at cost, which approximates fair value, and our cash equivalents are money market funds measured at fair value. As of June 30, 2013, and December 31, 2012, we held $176.8 million and $10.6 million, respectively, in money market funds that are measured at fair value

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

on a recurring basis using Level 1 inputs. The recorded values of accounts receivable and accounts payable approximate fair values based on their short-term nature. At June 30, 2013, the book value of our fixed-rate debt was $250.0 million, and the fair value was estimated to be $253.8 million. The difference between the book value and the fair value is derived from the difference between the period-end market interest rate and the stated rate of our fixed-rate, long-term debt. We estimated the fair value based on quoted market prices for our debt (Level 1 measurement).

Concentration of Credit Risk

        We are exposed to credit risk related to customer accounts receivable. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of significant customers based on ongoing credit evaluations. At June 30, 2013, and December 31, 2012, the receivables from a single customer accounted for approximately 16% and 14%, respectively, of total receivables. No other customer accounted for 10% or more of total receivables.

New and Recently Adopted Accounting Standards

        In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Topic 740). This ASU requires that liabilities related to unrecognized tax benefits offset deferred tax assets for net operating loss carry forwards, a similar tax loss or a tax credit carry forward (Carryforward), if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations in which a Carryforward cannot be used or the deferred tax asset is not intended to be used for such purpose, the unrecognized tax benefit should be recorded as a liability and should not offset deferred tax assets. The guidance is effective for annual and interim reporting periods beginning after December 15, 2013. We are currently evaluating the effect, if any, the adoption of this standard will have on our financial statements.

        In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires entities to disclose additional information about changes in and significant items reclassified out of accumulated other comprehensive income. We adopted the provisions of this guidance January 1, 2013, and it had no effect on our financial position and results of operations. For additional information, see Note 8, Stockholders' Equity.

        In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which gives entities the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. We adopted the provisions of this guidance January 1, 2013, and it had no effect on our financial position and results of operations.

        There were no other accounting standards recently issued that had or are expected to have a material impact on our consolidated financial statements and associated disclosures.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

3. Income Taxes

Income Tax Provision

        On February 4, 2013, we converted from a limited liability company to a corporation. In addition, we elected to be treated as a corporation for federal and state income tax purposes effective as of January 1, 2013. Therefore, we are subject to federal and state income tax expense beginning January 1, 2013. As a limited liability company, we were treated as a disregarded entity for federal income tax purposes and, as such, were included in the income tax return for BC Holdings. Our income tax provision generally consisted of income taxes payable to state jurisdictions that did not allow for the income tax liability to be passed through to our former sole member as well as income taxes payable by our separate subsidiaries that are taxed as corporations. As a limited liability company, we had an effective tax rate of less than 1%. For both the three months and six months ended June 30, 2012, income tax expense was $0.1 million.

        The conversion from a limited liability company to a corporation, for tax purposes, was deemed a nontaxable transfer of Boise Cascade, L.L.C., assets and liabilities to Boise Cascade Company. As a result of our conversion to a corporation, we recorded total deferred tax assets of $101.9 million and total deferred tax liabilities of $33.2 million on our Consolidated Balance Sheet, the effect of which was recorded as an income tax benefit in our Consolidated Statement of Operations. These deferred tax items largely consisted of a $69.8 million deferred tax asset related to the pension liability, a $27.4 million deferred tax liability related to property and equipment, and $18.0 million of deferred tax assets related to other employee benefits. No valuation allowance was recorded on our domestic deferred tax assets, except for capital loss carryforwards of $6.1 million, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

        As a corporation, we are subject to typical corporate U.S. federal, state, and foreign income tax rates. Boise Cascade Company will file tax returns as a corporation for the year ending December 31, 2013. For the three months and six months ended June 30, 2013, excluding the discrete establishment of net deferred tax assets, we recorded $6.8 million and $14.4 million, respectively, of income tax expense and had an effective rate of 39.5% and 38.9%, respectively. During the three months and six months ended June 30, 2013, the primary reason for the difference from the federal statutory income tax rate of 35% and the effective tax rate, excluding the deferred discrete item, was the effect of state taxes.

        During the six months ended June 30, 2013 and 2012, cash paid for taxes, net of refunds received, was $12.7 million and $0.2 million, respectively.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

3. Income Taxes (Continued)

        A reconciliation of the statutory U.S. federal tax provision and the reported tax provision is as follows (dollars in thousands):

Six Months Ended June 30, 2013
Income before income taxes	$36,938
Statutory U.S. income tax rate	35.0%
Statutory tax provision	$12,928
State taxes	1,231
Other	197

Total	$14,356

Effective income tax rate excluding discrete item	38.9%
Recognition of beginning deferred tax balances	$(68,666)
Income tax benefit with discrete item	$(54,310)
Effective income tax rate with discrete item	(147.0)%

        The income tax provision (benefit) shown in the Consolidated Statements of Operations includes the following (dollars in thousands):

Six Months Ended June 30, 2013
Current income tax provision (benefit)
Federal	$10,208
State	1,796
Foreign	—

Total current	$12,004

Deferred income tax provision (benefit)
Federal	$(60,745)
State	(5,569)
Foreign	—

Total deferred	$(66,314)

Income tax provision (benefit)	$(54,310)

Income Tax Uncertainties

        Boise Cascade, or one of its subsidiaries, files federal income tax returns in the U.S. and Canada and various state income tax returns. The significant state jurisdictions are California, Idaho, Oregon, and Texas.

        We recognize tax liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available or as new uncertainties occur. As of June 30, 2013, we had an insignificant amount of unrecognized tax benefits recorded on our Consolidated Balance Sheets, and we do not expect a significant change to the amount of unrecognized tax benefits over the next 12 months. We had no unrecognized tax benefits recorded as of December 31, 2012.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

3. Income Taxes (Continued)

        We recognize interest and penalties related to uncertain tax positions as income tax expense in our Consolidated Statements of Operations. During each of the three months and six months ended June 30, 2013 and 2012, we recognized an insignificant amount of interest and penalties related to taxes.

4. Net Income Per Common Share

        Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For more information about common share activity during the period, see Note 8, Stockholders' Equity. Diluted net income per common share is computed by dividing net income by the combination of other potentially dilutive weighted average common shares and the weighted average number of common shares outstanding during the period. Other potentially dilutive weighted average common shares include the dilutive effect of stock options, restricted stock units (RSUs), and performance stock units (PSUs) for each period using the treasury stock method. Under the treasury stock method, the exercise price of a share, the amount of compensation expense, if any, for future service that has not yet been recognized, and the amount of tax benefits that would be recorded in additional paid-in-capital, if any, when the share is exercised are assumed to be used to repurchase shares in the current period.

        The following table sets forth the computation of basic and diluted net income per common share:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(thousands, except per-share data)
Net income	$10,412	$15,047	$91,248	$16,715

Weighted average common shares outstanding during the period (for basic calculation)	43,229	29,700	40,415	29,700
Dilutive effect of other potential common shares	4	—	2	—

Weighted average common shares and potential common shares (for diluted calculation)	43,233	29,700	40,417	29,700

Net income per common share—Basic	$0.24	$0.51	$2.26	$0.56

Net income per common share—Diluted	$0.24	$0.51	$2.26	$0.56

        The computation of the dilutive effect of other potential common shares excludes options representing 0.2 million shares and no shares of common stock, respectively, in the three months ended June 30, 2013 and 2012, and 0.1 million shares and no shares of common stock, respectively, in the six months ended June 30, 2013 and 2012. Under the treasury stock method, the inclusion of these stock awards would have been antidilutive.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

5. Debt

        Long-term debt consisted of the following:

	June 30, 2013	December 31, 2012
	(thousands)
Asset-based revolving credit facility	$—	$25,000
6.375% senior notes	250,000	250,000

Long-term debt	$250,000	$275,000

Asset-Based Revolving Credit Facility

        Boise Cascade and its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., are borrowers, and Boise Cascade Wood Products Holdings Corp. is guarantor under a $300 million senior secured asset-based revolving credit facility (Revolving Credit Facility). Borrowings under the Revolving Credit Facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory reduced by outstanding borrowings and letters of credit (Availability). On May 15, 2013, we entered into a third amendment to the credit agreement governing the Revolving Credit Facility, which reduced unused commitment fee rates as described below. We entered into a fourth amendment to our Revolving Credit Facility on July 19, 2013 to permit the consummation of the repurchase of $100.0 million of our common stock from BC Holdings (the "Repurchase"), as described in Note 13, Subsequent Events.

        The Revolving Credit Facility has a maturity date of July 13, 2016, and is secured by a first-priority security interest in substantially all of our assets, except for property and equipment. The proceeds of borrowings under the agreement are available for working capital and other general corporate purposes.

        Interest rates under the Revolving Credit Facility are based, at the company's election, on either the London Interbank Offered Rate (LIBOR) or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.75% to 2.25% for loans based on LIBOR and from 0.75% to 1.25% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, effective with the third amendment to the credit agreement, we are required to pay an unused commitment fee at a rate ranging from 0.25% to 0.375% per annum (based on facility utilization) of the average unused portion of the lending commitments.

        The Revolving Credit Facility contains customary nonfinancial covenants, including a negative pledge covenant and restrictions on new indebtedness, investments, distributions to equity holders, asset sales, and affiliate transactions, the scope of which are dependent on the Availability existing from time to time. The Revolving Credit Facility also contains a requirement that we meet a 1:1 fixed-charge coverage ratio (FCCR) if Availability falls below the greater of $31.25 million or 12.5% of the aggregate lending commitments. Availability exceeded the minimum threshold amounts required for testing of the FCCR at all times since entering into the Revolving Credit Facility, and Availability at June 30, 2013, was $290.7 million. At June 30, 2013, our aggregate liquidity from cash and cash equivalents and unused borrowing capacity (net of the Availability threshold amount for testing of the FCCR, as applicable) under the Revolving Credit Facility totaled $523.4 million.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

5. Debt (Continued)

        The Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with minimum Availability requirements and having a fixed charge coverage ratio of 1:1 on a pro forma basis. Notwithstanding the foregoing, the fourth amendment to the credit agreement permits consummation of the Repurchase in an amount not to exceed $100.0 million.

        At June 30, 2013, and December 31, 2012, we had no borrowings and $25.0 million outstanding, respectively, under the Revolving Credit Facility and $9.3 million and $10.0 million, respectively, of letters of credit outstanding. These letters of credit and borrowings reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount. The maximum borrowings under the Revolving Credit Facility were $75.0 million during the six months ended June 30, 2013.

Senior Notes

        On October 22, 2012, Boise Cascade and its wholly owned subsidiary, Boise Cascade Finance Corporation (Boise Finance and together with Boise Cascade, the Co-issuers), issued $250 million of 6.375% senior notes due November 1, 2020 (Senior Notes) through a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended (Securities Act). Interest on our Senior Notes is payable semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. On March 28, 2013, Boise Finance was merged with and into Boise Cascade, with Boise Cascade as the surviving entity and sole issuer of the Senior Notes. The Senior Notes are guaranteed by each of our existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our Revolving Credit Facility.

        On May 8, 2013, we completed an offer to exchange any and all of our outstanding Senior Notes for a like principal amount of new 6.375% Senior Notes due 2020, which have been registered under the Securities Act of 1933, as amended. $250 million in aggregate principal amount (or 100%) of the outstanding Senior Notes were tendered upon closing of the exchange offer for an equivalent amount of registered Senior Notes.

Cash Paid for Interest

        For the six months ended June 30, 2013 and 2012, cash payments for interest were $9.2 million and $8.4 million, respectively.

6. Retirement and Benefit Plans

        The following table presents the pension benefit costs:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(thousands)
Service cost	$671	$1,182	$1,342	$2,351
Interest cost	4,650	4,824	9,292	9,667
Expected return on plan assets	(4,916)	(4,847)	(9,782)	(9,691)
Amortization of actuarial loss	2,281	1,958	4,537	3,984
Amortization of prior service costs	22	42	45	83

Net periodic benefit cost	$2,708	$3,159	$5,434	$6,394

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

6. Retirement and Benefit Plans (Continued)

        In the first six months of 2013, we contributed $10.0 million in cash to the pension plans. For the remainder of 2013, we expect to make less than $1 million in additional cash contributions to the pension plans.

7. Stock-Based Compensation

        In connection with our initial public offering, we adopted the 2013 Incentive Compensation Plan (2013 Incentive Plan). The 2013 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, other cash-based compensation, and performance awards. Directors, officers, and other employees, as well as others performing consulting or advisory services for us, are eligible for grants under the 2013 Incentive Plan. These awards are at the discretion of the Compensation Committee of our board of directors, and they vest and expire in accordance with terms established at the time of grant. All awards under the 2013 Incentive Plan are eligible to participate in dividend or dividend equivalent payments, if any, which we would accrue to be paid when the awards vest.

        Shares issued pursuant to awards under the 2013 Incentive Plan are from our authorized but unissued shares. The maximum number of shares approved for grant under the 2013 Incentive Plan is 3.1 million shares. As of June 30, 2013, 2.8 million shares remained available for future issuance under the 2013 Incentive Plan.

        In February 2013, we granted three types of stock-based awards under the 2013 Incentive Plan: stock options, performance stock units (PSUs), and restricted stock units (RSUs).

Stock Options

        In February 2013, we granted 161,257 nonqualified stock options to our officers and other employees, subject to service conditions. The stock options generally vest and become exercisable on a pro rata basis over a three-year period from the date of grant. Our stock options generally have a contractual term of ten years, meaning the option must be exercised by the holder before the tenth anniversary of the grant date, subject to earlier expiration for vested options not exercised following termination of employment. No options were vested and exercisable at June 30, 2013. The following is a summary of our stock option activity:

	Number of Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(years)	(thousands)
Outstanding, December 31, 2012	—	$—
Granted	161,257	27.19

Outstanding, June 30, 2013	161,257	$27.19	9.7	$—

Vested and expected to vest, June 30, 2013	132,484	$27.19	9.7	$—

Exercisable, June 30, 2013	—	$—	—	$—

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

        The fair value for stock option awards was estimated at the grant date using the Black-Scholes option valuation model with the following weighted average assumptions:

Six Months Ended June 30, 2013
Expected volatility	60.9%
Expected life (in years)	6.0
Risk-free interest rate	1.0%
Expected dividends	—
Weighted average fair value per option granted	$14.87

        The expected volatility of our stock price was based on the volatility of related industry stocks. As these 2013 grants were our first issuances of stock options and our equity shares have been traded for a short period of time, we did not have sufficient historical data to provide a reasonable basis upon which to estimate the expected life. Therefore, we used the simplified method as allowed by the Securities and Exchange Commission. The risk-free interest rate was based on the yields of U.S. Treasury issues with terms similar to the expected life of the options.

PSU and RSU Awards

        In February 2013, we granted 90,124 PSUs to our officers and other employees, subject to performance and service conditions. The number of shares actually awarded will range from 0% to 200% of the target amount, depending upon the Company's 2013 EBITDA, defined as income before interest (interest expense and interest income), income taxes, and depreciation and amortization, determined in accordance with the related grant agreement. Because the EBITDA component contains a performance condition, we record compensation expense, net of estimated forfeitures, over the requisite service period based on the most probable number of shares expected to vest. The PSUs, if earned, will vest in three equal tranches on December 31, 2013, 2014, and 2015.

        In February 2013, we granted 14,161 RSUs to our directors with only service conditions. The RSUs vest at the end of the one-year period.

        We based the fair value of PSU and RSU awards on the closing market price of our common stock on the grant date, and we record compensation expense over the awards' vesting period. Any shares not vested are forfeited.

        The following summarizes the activity of our PSUs and RSUs awarded under the 2013 Incentive Plan for the six months ended June 30, 2013:

	Number of shares	Weighted Average Grant-Date Fair Value
Unvested, December 31, 2012	—	$—
Granted	104,285	26.65

Unvested, June 30, 2013	104,285	$26.65

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

Compensation Expense

        Stock-based compensation expense is recognized only for those awards that are expected to vest, with forfeitures estimated at the date of grant based on our historical experience and future expectations. We recognize the effect of adjusting the estimated forfeiture rates in the period in which we change such estimated rates. Most of our share-based compensation expense was recorded in "General and administrative expenses" in our Consolidated Statement of Operations. Total stock-based compensation recognized from stock options, PSUs, and RSUs, net of estimated forfeitures, was as follows:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
	(thousands)
Stock options	$195	$268
PSUs and RSUs	635	805

Total	$830	$1,073

        The related tax benefit for the six months ended June 30, 2013, was $0.4 million. As of June 30, 2013, total unrecognized compensation expense related to nonvested share-based compensation arrangements was $3.6 million, net of estimated forfeitures. This expense is expected to be recognized over a weighted-average period of 2.3 years.

8. Stockholders' Equity

        On February 11, 2013, we issued 13,529,412 shares of common stock in our initial public offering. Following this initial public offering, we received proceeds of $262.6 million, after deducting underwriting discounts and commissions of approximately $19.2 million and offering expenses of approximately $2.3 million.

        Upon our conversion from a limited liability company to a corporation, our certificate of incorporation authorized 300,000,000 shares of common stock and 50,000,000 shares of preferred stock. No preferred stock was issued or outstanding as of June 30, 2013 and December 31, 2012. We had 43,229,412 and 29,700,000 shares of common stock issued and outstanding as of June 30, 2013 and December 31, 2012, respectively. Each share of common stock entitles the holder to one vote on matters to be voted on by the stockholders of Boise Cascade. After giving effect to the Repurchase, as described in Note 13, Subsequent Events, we had 43,229,412 shares of common stock issued, of which 39,365,350 shares were outstanding.

        See Note 3, Income Taxes, for a discussion of our conversion from a limited liability company to a corporation. The common stock authorized and outstanding, par values, net income per share amounts, and other per-share disclosures for all periods presented have been adjusted to reflect the impact of this conversion. Upon this conversion, we reclassified $32.0 million of accumulated deficits through February 4, 2013, to additional paid-in capital.

Redeemable Equity

        Redeemable equity represented equity units of FPH held by certain members of our senior management team, which units were redeemable at the option of the holder in the event of death or disability or the sale of a division resulting in the termination of his or her employment. We had

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

8. Stockholders' Equity (Continued)

historically classified these units outside of our permanent equity because these units were subject to mandatory redemption (and could have been subject to repayment by us) upon an event outside our control (i.e., death or disability). Following our initial public offering, we reclassified these equity units as permanent equity because we no longer have an obligation to satisfy this redemption obligation on FPH's behalf.

Accumulated Other Comprehensive Loss

        The following table details the changes in accumulated other comprehensive loss for the three and six months ended June 30, 2013 and 2012:

	Changes in Accumulated Other Comprehensive Loss
	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(thousands)
Beginning Balance	$(119,820)	$(118,778)	$(121,229)	$(120,845)
Defined benefit pension plans, amounts reclassified from accumulated other comprehensive loss, net of tax of $878, $0, $1,748, and $0, respectively (a)	1,425	2,000	2,834	4,067

Ending Balance	$(118,395)	$(116,778)	$(118,395)	$(116,778)

(a)
Represents amounts reclassified from accumulated other comprehensive loss. These amounts are included in the computation of net periodic pension cost. For additional information, see Note 6, Retirement and Benefit Plans.

9. Outsourcing Services Agreement

        Under an Outsourcing Services Agreement, Boise Inc. provides a number of corporate staff services to us. These services include information technology, accounting, and human resource transactional services. The agreement, as extended, expires on February 22, 2015. The agreement automatically renews for successive one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the expiration date. The Outsourcing Services Agreement gives us (but not Boise Inc.) the right to terminate all or any portion of the services provided to us on 30 days' notice. Total expenses incurred under the Outsourcing Services Agreement were $4.0 million and $3.6 million, respectively, for the three months ended June 30, 2013 and 2012, and $7.9 million and $7.3 million, respectively, for the six months ended June 30, 2013 and 2012.

10. Transactions With Related Party

        Transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) represent the only significant related-party activity recorded in our consolidated financial statements. LTP is an unconsolidated variable-interest entity that is 50% owned by us and 50% owned by Boise Inc. LTP procures sawtimber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of us and Boise Inc. in Louisiana. We are not the primary beneficiary of LTP, as we do not have power to direct the activities that most significantly affect the economic performance of LTP. Accordingly, we do not consolidate LTP's results in our financial statements.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

10. Transactions With Related Party (Continued)

  Sales

        Related-party sales to LTP from our Wood Products segment in our Consolidated Statements of Operations were $5.3 million and $4.5 million, respectively, during the three months ended June 30, 2013 and 2012, and $11.5 million and $9.4 million, respectively, during the six months ended June 30, 2013 and 2012. These pulpwood and chip sales were made at prices designed to approximate market. These sales are recorded in "Sales" in our Consolidated Statements of Operations.

  Costs and Expenses

        Related-party wood fiber purchases from LTP were $16.8 million and $19.3 million, respectively, during the three months ended June 30, 2013 and 2012, and $32.5 million and $30.6 million, respectively, during the six months ended June 30, 2013 and 2012. We purchased wood fiber at prices designed to approximate market. These costs are recorded in "Materials, labor, and other operating expenses (excluding depreciation)" in our Consolidated Statements of Operations.

  Equity Repurchase

        As described in Note 13, Subsequent Events, we entered into a repurchase agreement with BC Holdings, our principal stockholder, on July 22, 2013 to repurchase approximately $100 million of our common stock from BC Holdings. We repurchased 3,864,062 shares of our common stock from BC Holdings on July 30, 2013 for $100.0 million.

11. Segment Information

        We operate our business using three reportable segments: Wood Products, Building Materials Distribution, and Corporate and Other. There are no differences in our basis of measurement of segment profit or loss from those disclosed in Note 14, Segment Information, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in our 2012 Form 10-K.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

11. Segment Information (Continued)

        An analysis of our operations by segment is as follows:

	Sales			Income (Loss) Before Income Taxes
	Trade	Inter- segment	Total		Depreciation and Amortization	EBITDA(a)
	(millions)
Three Months Ended June 30, 2013
Wood Products	$170.8	$109.6	$280.4	$23.0	$6.5	$29.6
Building Materials Distribution	681.5	—	681.5	3.3	2.2	5.5
Corporate and Other	—	—	—	(4.4)	—	(4.4)
Intersegment eliminations	—	(109.6)	(109.6)	—	—	—

	$852.3	$—	$852.3	21.9	$8.8	$30.7

Interest expense				(4.8)
Interest income				0.1

				$17.2

	Sales			Income (Loss) Before Income Taxes
	Trade	Inter- segment	Total		Depreciation and Amortization	EBITDA(a)
	(millions)
Three Months Ended June 30, 2012
Wood Products	$152.4	$89.4	$241.8	$15.5	$6.1	$21.7
Building Materials Distribution	580.5	—	580.5	8.7	2.2	10.9
Corporate and Other	—	—	—	(4.4)	—	(4.4)
Intersegment eliminations	—	(89.4)	(89.4)	—	—	—

	$732.9	$—	$732.9	19.9	$8.3	$28.2

Interest expense				(4.8)
Interest income				0.1

				$15.1

	Sales			Income (Loss) Before Income Taxes
	Trade	Inter- segment	Total		Depreciation and Amortization	EBITDA(a)
	(millions)
Six Months Ended June 30, 2013
Wood Products	$334.6	$215.1	$549.6	$43.9	$12.8	$56.6
Building Materials Distribution	1,262.6	—	1,262.6	11.3	4.4	15.7
Corporate and Other	—	—	—	(8.6)	0.1	(8.6)
Intersegment eliminations	—	(215.1)	(215.1)	—	—	—

	$1,597.2	$—	$1,597.2	46.5	$17.2	$63.7

Interest expense				(9.7)
Interest income				0.1

				$36.9

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

11. Segment Information (Continued)

	Sales			Income (Loss) Before Income Taxes
	Trade	Inter- segment	Total		Depreciation and Amortization	EBITDA(a)
	(millions)
Six Months Ended June 30, 2012
Wood Products	$288.0	$165.1	$453.0	$26.4	$12.0	$38.4
Building Materials Distribution	1,032.0	—	1,032.0	7.9	4.4	12.3
Corporate and Other	—	—	—	(7.9)	0.1	(7.9)
Intersegment eliminations	—	(165.1)	(165.1)	—	—	—

	$1,319.9	$—	$1,319.9	26.3	$16.5	$42.7

Interest expense				(9.6)
Interest income				0.2

				$16.9

(a)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes, and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

11. Segment Information (Continued)

        The following is a reconciliation of net income to EBITDA:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
	(millions)
Net income(1)	$10.4	$15.0	$91.2	$16.7
Interest expense	4.8	4.8	9.7	9.6
Interest income	(0.1)	(0.1)	(0.1)	(0.2)
Income tax provision (benefit)(1)	6.8	0.1	(54.3)	0.1
Depreciation and amortization	8.8	8.3	17.2	16.5

EBITDA	$30.7	$28.2	$63.7	$42.7

(1)
The six months ended June 30, 2013, includes $68.7 million of income tax benefit associated with the recording of net deferred tax assets upon our conversion to a corporation.

12. Commitments, Legal Proceedings and Contingencies, and Guarantees

Commitments

        We have commitments for leases and long-term debt that are discussed further under "Leases" in Note 2, Summary of Significant Accounting Policies, and Note 5, Debt. We are a party to a number of long-term log and wood fiber supply agreements that are discussed in Note 15, Commitments, Legal Proceedings and Contingencies, and Guarantees, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in our 2012 Form 10-K. In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business. At June 30, 2013, there have been no material changes to the commitments disclosed in the 2012 Form 10-K.

Legal Proceedings and Contingencies

        We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

Guarantees

        We provide guarantees, indemnifications, and assurances to others. Note 15, Commitments, Legal Proceedings and Contingencies, and Guarantees, of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in our 2012 Form 10-K describes the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees, and the maximum potential undiscounted amounts of future payments we could be required to make. As of June 30, 2013, there have been no material changes to the guarantees disclosed in the 2012 Form 10-K.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

13. Subsequent Events

Acquisition Agreement

        On July 19, 2013, we entered into an agreement to purchase the Southeast operations of Wood Resources LLC. These operations consist of a plywood manufacturing facility located in each of North and South Carolina. In accordance with the terms of the purchase agreement, we will acquire 100% of the equity interests in both Chester Wood Products LLC and Moncure Plywood LLC.

        The purchase price for the acquisition is $102.0 million, subject to adjustment at closing based upon a working capital target. The closing of the acquisition is expected to occur prior to September 30, 2013. The agreement contains standard representations and warranties, indemnities and closing conditions, including receipt of approval under the Hart-Scott-Rodino Act of 1976, as amended. Of the purchase price, $5.1 million will be placed into escrow at closing to satisfy any claims for indemnification, 50% of which is eligible to be released after one year with the balance released after two years (assuming no pending claims). We currently intend to finance the acquisition with approximately $77.0 million of cash on hand and approximately $25.0 million of drawings under our revolving credit facility.

Stock Repurchase Agreement, Secondary Offering, and Revolving Credit Facility Amendment

        On July 22, 2013, we entered into a Share Repurchase Agreement (the "Agreement") with BC Holdings. Under the Agreement, on July 30, 2013 we repurchased 3,864,062 shares of common stock from BC Holdings for $100.0 million in the Repurchase concurrently with the closing of the secondary offering by BC Holdings, whereby BC Holdings sold 10,000,000 shares of Boise Cascade common stock. The purchase price for the repurchased shares equaled the net price paid by the underwriters in connection with the secondary offering. We funded the Repurchase with cash on hand.

        On July 19, 2013, Boise Cascade and certain of its subsidiaries, as borrowers, entered into the fourth amendment to its revolving credit facility (the "Amendment"), with Wells Fargo Capital Finance, LLC, as administrative agent for the lenders, and the lenders party thereto. The Amendment permitted the consummation of the Repurchase in an amount not to exceed $100.0 million at any time prior to August 20, 2013.

14. Consolidating Guarantor and Nonguarantor Financial Information

        The following consolidating financial information presents the Statements of Comprehensive Income (Loss), Balance Sheets, and Cash Flows related to Boise Cascade. The Senior Notes are guaranteed fully and unconditionally and jointly and severally by each of our existing and future subsidiaries (other than our foreign subsidiaries). Each of our existing subsidiaries that is a guarantor of the Senior Notes is 100% owned by Boise Cascade. Other than the consolidated financial statements and footnotes for Boise Cascade and the consolidating financial information, financial statements and other disclosures concerning the guarantors have not been presented because management believes that such information is not material to investors. The reclassifications to net income from accumulated other comprehensive loss are recorded primarily in our guarantor subsidiaries.

        Furthermore, the cancellation provisions in the related indenture regarding guarantor subsidiaries are customary, and they do not include an arrangement that permits a guarantor subsidiary to opt out of the obligation prior to or during the term of the debt. Each guarantor subsidiary is automatically released from its obligations as a guarantor upon the sale of the subsidiary or substantially all of its assets to a third party, the designation of the subsidiary as an unrestricted subsidiary for purposes of the covenants included in the indenture, the release of the indebtedness under the indenture, or if the issuer exercises its legal defeasance option or the discharge of its obligations in accordance with the indenture governing the Senior Notes.

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Comprehensive Income (Loss)
For the Three Months Ended June 30, 2013
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$848,515	$3,780	$—	$852,295
Intercompany	—	—	2,920	(2,920)	—

	—	848,515	6,700	(2,920)	852,295

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	746,539	7,692	(3,235)	750,996
Depreciation and amortization	33	8,429	304	—	8,766
Selling and distribution expenses	—	59,461	641	—	60,102
General and administrative expenses	4,045	5,891	—	315	10,251
Other (income) expense, net	5	261	(305)	—	(39)

	4,083	820,581	8,332	(2,920)	830,076

Income (loss) from operations	(4,083)	27,934	(1,632)	—	22,219

Foreign exchange loss	(200)	(69)	(22)	—	(291)
Interest expense	(4,781)	—	—	—	(4,781)
Interest income	27	35	—	—	62

	(4,954)	(34)	(22)	—	(5,010)

Income (loss) before income taxes and equity in net income of affiliates	(9,037)	27,900	(1,654)	—	17,209
Income tax provision	(6,797)	—	—	—	(6,797)

Income (loss) before equity in net income of affiliates	(15,834)	27,900	(1,654)	—	10,412
Equity in net income of affiliates	26,246	—	—	(26,246)	—

Net income (loss)	10,412	27,900	(1,654)	(26,246)	10,412

Other comprehensive income, net of tax
Defined benefit pension plans
Amortization of actuarial loss	1,411	—	—	—	1,411
Amortization of prior service costs	14	—	—	—	14

Other comprehensive income, net of tax	1,425	—	—	—	1,425

Comprehensive income (loss)	$11,837	$27,900	$(1,654)	$(26,246)	$11,837

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Comprehensive Income (Loss)
For the Three Months Ended June 30, 2012
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$729,794	$3,106	$—	$732,900
Intercompany	—	—	3,276	(3,276)	—

	—	729,794	6,382	(3,276)	732,900

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	629,755	6,352	(3,500)	632,607
Depreciation and amortization	32	7,857	449	—	8,338
Selling and distribution expenses	—	59,691	777	—	60,468
General and administrative expenses	4,040	6,424	1	224	10,689
Other (income) expense, net	31	953	(331)	—	653

	4,103	704,680	7,248	(3,276)	712,755

Income (loss) from operations	(4,103)	25,114	(866)	—	20,145

Foreign exchange loss	(25)	(134)	(130)	—	(289)
Interest expense	(4,818)	—	—	—	(4,818)
Interest income	38	49	—	—	87

	(4,805)	(85)	(130)	—	(5,020)

Income (loss) before income taxes and equity in net income of affiliates	(8,908)	25,029	(996)	—	15,125
Income tax provision	(75)	(3)	—	—	(78)

Income (loss) before equity in net income of affiliates	(8,983)	25,026	(996)	—	15,047
Equity in net income of affiliates	24,030	—	—	(24,030)	—

Net income (loss)	15,047	25,026	(996)	(24,030)	15,047

Other comprehensive income, net of tax
Defined benefit pension plans
Amortization of actuarial loss	1,958	—	—	—	1,958
Amortization of prior service costs	42	—	—	—	42

Other comprehensive income, net of tax	2,000	—	—	—	2,000

Comprehensive income (loss)	$17,047	$25,026	$(996)	$(24,030)	$17,047

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Comprehensive Income (Loss)
For the Six Months Ended June 30, 2013
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$1,590,898	$6,275	$—	$1,597,173
Intercompany	—	—	5,558	(5,558)	—

	—	1,590,898	11,833	(5,558)	1,597,173

Costs and expenses
Materials, labor, and other operating expenses, (excluding depreciation)	—	1,388,126	13,662	(5,945)	1,395,843
Depreciation and amortization	79	16,553	611	—	17,243
Selling and distribution expenses	—	115,833	1,273	—	117,106
General and administrative expenses	8,148	11,762	—	387	20,297
Other (income) expense, net	7	487	(667)	—	(173)

	8,234	1,532,761	14,879	(5,558)	1,550,316

Income (loss) from operations	(8,234)	58,137	(3,046)	—	46,857

Foreign exchange loss	(230)	(113)	(28)	—	(371)
Interest expense	(9,672)	—	—	—	(9,672)
Interest income	55	69	—	—	124

	(9,847)	(44)	(28)	—	(9,919)

Income (loss) before income taxes and equity in net income of affiliates	(18,081)	58,093	(3,074)	—	36,938
Income tax benefit	54,310	—	—	—	54,310

Income (loss) before equity in net income of affiliates	36,229	58,093	(3,074)	—	91,248
Equity in net income of affiliates	55,019	—	—	(55,019)	—

Net income (loss)	91,248	58,093	(3,074)	(55,019)	91,248

Other comprehensive income, net of tax
Defined benefit pension plans
Amortization of actuarial loss	2,806	—	—	—	2,806
Amortization of prior service costs	28	—	—	—	28

Other comprehensive income, net of tax	2,834	—	—	—	2,834

Comprehensive income (loss)	$94,082	$58,093	$(3,074)	$(55,019)	$94,082

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Comprehensive Income (Loss)
For the Six Months Ended June 30, 2012
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$1,314,042	$5,844	$—	$1,319,886
Intercompany	—	—	6,527	(6,527)	—

	—	1,314,042	12,371	(6,527)	1,319,886

Costs and expenses
Materials, labor, and other operating expenses, (excluding depreciation)	—	1,137,095	12,531	(6,895)	1,142,731
Depreciation and amortization	64	15,497	896	—	16,457
Selling and distribution expenses	—	112,750	1,532	—	114,282
General and administrative expenses	7,703	11,665	1	368	19,737
Other (income) expense, net	78	1,196	(989)	—	285

	7,845	1,278,203	13,971	(6,527)	1,293,492

Income (loss) from operations	(7,845)	35,839	(1,600)	—	26,394

Foreign exchange gain (loss)	26	(59)	(70)	—	(103)
Interest expense	(9,631)	—	—	—	(9,631)
Interest income	89	105	—	—	194

	(9,516)	46	(70)	—	(9,540)

Income (loss) before income taxes and equity in net income of affiliates	(17,361)	35,885	(1,670)	—	16,854
Income tax provision	(127)	(12)	—	—	(139)

Income (loss) before equity in net income of affiliates	(17,488)	35,873	(1,670)	—	16,715
Equity in net income of affiliates	34,203	—	—	(34,203)	—

Net income (loss)	16,715	35,873	(1,670)	(34,203)	16,715

Other comprehensive income, net of tax
Defined benefit pension plans
Amortization of actuarial loss	3,984	—	—	—	3,984
Amortization of prior service costs and other	83	—	—	—	83

Other comprehensive income, net of tax	4,067	—	—	—	4,067

Comprehensive income (loss)	$20,782	$35,873	$(1,670)	$(34,203)	$20,782

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Balance Sheets at June 30, 2013
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$232,619	$36	$12	$—	$232,667
Receivables
Trade, less allowances	—	204,727	995	—	205,722
Related parties	17	417	—	—	434
Other	(87)	6,466	233	—	6,612
Inventories	—	361,849	6,501	—	368,350
Deferred income taxes	19,747	—	2	—	19,749
Prepaid expenses and other	4,672	7,049	130	—	11,851

	256,968	580,544	7,873	—	845,385

Property and equipment, net	612	252,441	8,256	—	261,309
Timber deposits	—	7,267	—	—	7,267
Deferred financing costs	7,279	—	—	—	7,279
Goodwill	—	12,170	—	—	12,170
Intangible assets	—	8,900	—	—	8,900
Deferred income taxes	44,819	—	—	—	44,819
Other assets	20	7,465	1	—	7,486
Investments in affiliates	639,843	—	—	(639,843)	—

Total assets	$949,541	$868,787	$16,130	$(639,843)	$1,194,615

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Balance Sheets at June 30, 2013 (Continued)
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable
Trade	$10,894	$183,339	$973	$—	$195,206
Related parties	402	1,555	—	—	1,957
Accrued liabilities
Compensation and benefits	15,764	25,910	365	—	42,039
Interest payable	2,745	—	—	—	2,745
Other	1,979	28,137	759	—	30,875

	31,784	238,941	2,097	—	272,822

Debt
Long-term debt	250,000	—	—	—	250,000

Other
Compensation and benefits	195,384	—	—	—	195,384
Other long-term liabilities	10,411	4,036	—	—	14,447

	205,795	4,036	—	—	209,831

Commitments and contingent liabilities
Stockholders' equity
Preferred stock	—	—	—	—	—
Common stock	432	—	—	—	432
Additional paid-in capital	494,908	—	—	—	494,908
Accumulated other comprehensive loss	(118,395)	—	—	—	(118,395)
Retained earnings	85,017	—	—	—	85,017
Subsidiary equity	—	625,810	14,033	(639,843)	—

Total stockholders' equity	461,962	625,810	14,033	(639,843)	461,962

Total liabilities and stockholders' equity	$949,541	$868,787	$16,130	$(639,843)	$1,194,615

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Balance Sheets at December 31, 2012

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$54,294	$35	$178	$—	$54,507
Receivables
Trade, less allowances	65	133,554	1,124	—	134,743
Related parties	16	658	—	—	674
Other	25	5,631	548	—	6,204
Inventories	—	320,279	5,527	—	325,806
Deferred income taxes	—	—	2	—	2
Prepaid expenses and other	914	4,576	31	—	5,521

	55,314	464,733	7,410	—	527,457

Property and equipment, net	1,284	255,869	8,771	—	265,924
Timber deposits	—	6,221	—	—	6,221
Deferred financing costs	7,562	—	—	—	7,562
Goodwill	—	12,170	—	—	12,170
Intangible assets	—	8,900	—	—	8,900
Other assets	729	7,435	—	—	8,164
Investments in affiliates	565,355	—	—	(565,355)	—

Total assets	$630,244	$755,328	$16,181	$(565,355)	$836,398

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Balance Sheets at December 31, 2012 (Continued)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$11,072	$128,565	$555	$—	$140,192
Related parties	402	1,548	—	—	1,950
Accrued liabilities
Compensation and benefits	17,272	43,938	604	—	61,814
Interest payable	3,188	—	—	—	3,188
Other	2,082	25,873	1,088	—	29,043

	34,016	199,924	2,247	—	236,187

Debt
Long-term debt	275,000	—	—	—	275,000

Other
Compensation and benefits	206,668	—	—	—	206,668
Other long-term liabilities	10,353	3,983	—	—	14,336

	217,021	3,983	—	—	221,004

Redeemable equity	6,443	—	—	—	6,443

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	256,927	—	—	—	256,927
Accumulated other comprehensive loss	(121,229)	—	—	—	(121,229)
Accumulated deficit	(38,231)	—	—	—	(38,231)
Subsidiary equity	—	551,421	13,934	(565,355)	—

Total stockholder's equity	97,764	551,421	13,934	(565,355)	97,764

Total liabilities and stockholder's equity	$630,244	$755,328	$16,181	$(565,355)	$836,398

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Cash Flows
For the Six Months Ended June 30, 2013
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$91,248	$58,093	$(3,074)	$(55,019)	$91,248
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(55,019)	—	—	55,019	—
Depreciation and amortization, including deferred financing costs and other	967	16,553	611	—	18,131
Stock-based compensation	1,073	—	—	—	1,073
Pension expense	5,434	—	—	—	5,434
Deferred income taxes	(66,314)	—	—	—	(66,314)
Other	—	(277)	—	—	(277)
Decrease (increase) in working capital
Receivables	253	(71,768)	28	—	(71,487)
Inventories	—	(41,570)	(974)	—	(42,544)
Prepaid expenses and other	49	(2,474)	(98)	—	(2,523)
Accounts payable and accrued liabilities	(2,932)	40,101	(336)	—	36,833
Pension contributions	(9,970)	—	—	—	(9,970)
Income taxes payable	(877)	1	(5)	—	(881)
Other	(3,397)	(1,148)	(1)	—	(4,546)

Net cash used for operations	(39,485)	(2,489)	(3,849)	—	(45,823)

Cash provided by (used for) investment
Expenditures for property and equipment	—	(13,932)	(110)	—	(14,042)
Proceeds from sales of assets	—	129	417	—	546
Other	1	(3)	12	—	10

Net cash provided by (used for) investment	1	(13,806)	319	—	(13,486)

Cash provided by (used for) financing
Net proceeds from issuance of common stock	262,599	—	—	—	262,599
Issuances of long-term debt	55,000	—	—	—	55,000
Payments of long-term debt	(80,000)	—	—	—	(80,000)
Financing costs	(321)	—	—	—	(321)
Other	—	—	191	—	191
Due to (from) affiliates	(19,469)	16,296	3,173	—	—

Net cash provided by financing	217,809	16,296	3,364	—	237,469

Net increase (decrease) in cash and cash equivalents	178,325	1	(166)	—	178,160
Balance at beginning of the period	54,294	35	178	—	54,507

Balance at end of the period	$232,619	$36	$12	$—	$232,667

Condensed Notes to Unaudited Quarterly Consolidated Financial Statements (Continued)

14. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company and Subsidiaries
Consolidating Statements of Cash Flows
For the Six Months Ended June 30, 2012
(unaudited)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$16,715	$35,873	$(1,670)	$(34,203)	$16,715
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(34,203)	—	—	34,203	—
Depreciation and amortization, including deferred financing costs and other	1,271	15,497	896	—	17,664
Pension expense	6,394	—	—	—	6,394
Other	(30)	(123)	(316)	—	(469)
Decrease (increase) in working capital, net of acquisitions
Receivables	936	(59,643)	(719)	(56)	(59,482)
Inventories	—	(34,363)	(791)	—	(35,154)
Prepaid expenses and other	104	(2,291)	(64)	—	(2,251)
Accounts payable and accrued liabilities	2,220	66,382	(423)	56	68,235
Pension contributions	(7,874)	—	—	—	(7,874)
Income taxes payable	(36)	12	(5)	—	(29)
Other	865	169	—	—	1,034

Net cash provided by (used for) operations	(13,638)	21,513	(3,092)	—	4,783

Cash provided by (used for) investment
Expenditures for property and equipment	(28)	(10,843)	(81)	—	(10,952)
Acquisitions of businesses and facilities	—	(2,355)	—	—	(2,355)
Proceeds from sales of assets	—	145	—	—	145
Other	(3)	2	—	—	(1)

Net cash used for investment	(31)	(13,051)	(81)	—	(13,163)

Cash provided by (used for) financing
Due to (from) affiliates	5,317	(8,454)	3,137	—	—

Net cash provided by (used for) financing	5,317	(8,454)	3,137	—	—

Net increase (decrease) in cash and cash equivalents	(8,352)	8	(36)	—	(8,380)
Balance at beginning of the period	182,326	20	109	—	182,455

Balance at end of the period	$173,974	$28	$73	$—	$174,075

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Boise Cascade Company:

        We have audited the accompanying consolidated balance sheets of Boise Cascade Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho
March 7, 2013, except as
to Note 18, which is as of
April 1, 2013.

Boise Cascade Company

Consolidated Statements of Operations

	Year Ended December 31
	2010	2011	2012
	(thousands, except per-share data)
Sales
Trade	$2,215,332	$2,229,325	$2,759,290
Related parties	25,259	18,763	19,772

	2,240,591	2,248,088	2,779,062
Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	1,947,362	1,952,619	2,343,174
Materials, labor, and other operating expenses from related parties (excluding depreciation)	33,613	40,058	60,271
Depreciation and amortization	34,899	37,022	33,407
Selling and distribution expenses	202,464	204,998	235,055
General and administrative expenses	38,463	37,242	43,122
General and administrative expenses from related party	1,576	—	—
Other (income) expense, net	(4,624)	3,195	902

	2,253,753	2,275,134	2,715,931

Income (loss) from operations	(13,162)	(27,046)	63,131

Foreign exchange gain (loss)	352	(497)	37
Gain on repurchase of long-term debt	28	—	—
Interest expense	(21,005)	(18,987)	(21,757)
Interest income	790	407	392

	(19,835)	(19,077)	(21,328)

Income (loss) before income taxes	(32,997)	(46,123)	41,803
Income tax provision	(300)	(240)	(307)

Net income (loss)	$(33,297)	$(46,363)	$41,496

Net income (loss) per common share:
Basic and diluted	$(1.12)	$(1.56)	$1.40

Weighted average shares outstanding:
Basic and diluted	29,700	29,700	29,700

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31
	2010	2011	2012
	(thousands)
Net income (loss)	$(33,297)	$(46,363)	$41,496
Other comprehensive income (loss)
Defined benefit pension plans
Net actuarial loss	(4,027)	(83,528)	(8,432)
Amortization of actuarial loss	556	2,703	7,632
Amortization of prior service costs and other	178	175	416

Other comprehensive loss	(3,293)	(80,650)	(384)

Comprehensive income (loss)	$(36,590)	$(127,013)	$41,112

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets

	December 31
	2011	2012
	(thousands)
ASSETS
Current
Cash and cash equivalents	$182,455	$54,507
Receivables
Trade, less allowances of $2,142 and $2,696	118,901	134,743
Related parties	1,236	674
Other	3,796	6,204
Inventories	283,978	325,806
Prepaid expenses and other	4,684	5,523

	595,230	527,457

Property and equipment, net	266,456	265,924
Timber deposits	8,327	6,221
Deferred financing costs	4,962	7,562
Goodwill	12,170	12,170
Intangible assets	8,900	8,900
Other assets	6,786	8,164

Total assets	$902,831	$836,398

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Balance Sheets (Continued)

	December 31
	2011	2012
	(thousands, except per share data)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$116,758	$140,192
Related parties	1,142	1,950
Accrued liabilities
Compensation and benefits	32,267	61,814
Interest payable	3,326	3,188
Other	24,486	29,043

	177,979	236,187

Debt
Long-term debt	219,560	275,000

Other
Compensation and benefits	200,248	206,668
Other long-term liabilities	13,676	14,336

	213,924	221,004

Redeemable equity	8,749	6,433

Commitments and contingent liabilities
Stockholder's equity
Preferred stock, $0.01 par value per share; 50,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 300,000 shares authorized, 29,700 shares issued and outstanding	297	297
Additional paid-in capital	482,894	256,927
Accumulated other comprehensive loss	(120,845)	(121,229)
Accumulated deficit	(79,727)	(38,231)

Total stockholder's equity	282,619	97,764

Total liabilities and stockholder's equity	$902,831	$836,398

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Cash Flows

	Year Ended December 31
	2010	2011	2012
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$(33,297)	$(46,363)	$41,496
Items in net income (loss) not using (providing) cash
Depreciation and amortization, including deferred financing costs and other	37,674	39,232	37,211
Pension expense	7,449	11,368	12,653
Management equity units expense	1,625	—	—
Other	(371)	2,220	(471)
Decrease (increase) in working capital, net of acquisitions
Receivables	(6,338)	(15,675)	(17,238)
Inventories	(28,428)	(20,899)	(41,828)
Prepaid expenses and other	(300)	(72)	(652)
Accounts payable and accrued liabilities	32,419	1,878	53,041
Pension contributions	(3,873)	(13,621)	(8,486)
Other	3,727	(1,049)	4,410

Net cash provided by (used for) operations	10,287	(42,981)	80,136

Cash provided by (used for) investment
Expenditures for property and equipment	(35,751)	(33,537)	(27,386)
Acquisitions of businesses and facilities	—	(5,782)	(2,355)
Proceeds from sales of assets	1,254	3,126	246
Other	(956)	(424)	61

Net cash used for investment	(35,453)	(36,617)	(29,434)

Cash provided by (used for) financing
Issuances of long-term debt	45,000	—	300,000
Payments of long-term debt	(128,451)	—	(244,560)
Distributions to Boise Cascade Holdings, L.L.C.	—	—	(228,268)
Proceeds from Boise Cascade Holdings, L.L.C., for sale of shares of Boise Inc.	86,117	—	—
Financing costs	—	(2,548)	(5,822)

Net cash provided by (used for) financing	2,666	(2,548)	(178,650)

Net decrease in cash and cash equivalents	(22,500)	(82,146)	(127,948)
Balance at beginning of the period	287,101	264,601	182,455

Balance at end of the period	$264,601	$182,455	$54,507

See accompanying notes to consolidated financial statements.

Boise Cascade Company

Consolidated Statements of Stockholder's Equity

	Common Stock			Accumulated Other Comprehensive Loss
			Additional Paid-In Capital		Accumulated Deficit Income
	Shares	Amount				Total
	(thousands)
Balance at December 31, 2009	29,700	$297	$395,957	$(36,902)	$(67)	$359,285

Net loss					(33,297)	(33,297)
Other comprehensive loss				(3,293)		(3,293)
Transfer of proceeds from Boise Cascade Holdings, L.L.C., for sale of Boise Inc. shares			86,123			86,123
Other			275			275

Balance at December 31, 2010	29,700	$297	$482,355	$(40,195)	$(33,364)	$409,093

Net loss					(46,363)	(46,363)
Other comprehensive loss				(80,650)		(80,650)
Allocation of redeemable equity to stockholder's equity			550			550
Other			(11)			(11)

Balance at December 31, 2011	29,700	$297	$482,894	$(120,845)	$(79,727)	$282,619

Net income					41,496	41,496
Other comprehensive loss				(384)		(384)
Distributions to Boise Cascade Holdings, L.L.C.			(228,268)			(228,268)
Allocation of redeemable equity to stockholder's equity			2,306			2,306
Other			(5)			(5)

Balance at December 31, 2012	29,700	$297	$256,927	$(121,229)	$(38,231)	$97,764

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

Nature of Operations

        We are a building products company headquartered in Boise, Idaho. Our operations began on October 29, 2004 (inception), when we acquired the forest products and paper assets of OfficeMax (the Forest Products Acquisition). As used in these consolidated financial statements, the terms "Boise Cascade," "we," and "our" refer to Boise Cascade, L.L.C., and its consolidated subsidiaries prior to our conversion to a Delaware corporation and to Boise Cascade Company and its consolidated subsidiaries on or after such conversion, as discussed in Note 16, Subsequent Events. Prior to the initial public offering of shares of common stock of Boise Cascade Company, discussed in Note 13, Equity, Boise Cascade was 100% owned by Boise Cascade Holdings, L.L.C. (BC Holdings). We are a leading U.S. wholesale distributor of building products and one of the largest producers of engineered wood products (EWP) and plywood in North America.

        We operate our business using three reportable segments: (1) Wood Products, which manufactures and sells EWP, plywood, studs, particleboard, and ponderosa pine lumber, (2) Building Materials Distribution, which is a wholesale distributor of building materials, and (3) Corporate and Other, which includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. For more information, see Note 14, Segment Information.

        The following sets forth our corporate structure and equity ownership at December 31, 2012 (prior to our initial public offering):

Notes to Consolidated Financial Statements (Continued)

1. Nature of Operations and Basis of Presentation (Continued)

Basis of Presentation and Comparability of Data

        In connection with the sale of our Paper and Packaging & Newsprint assets in 2008, we received $1,277.2 million of cash consideration, a $41 million paid-in-kind promissory note receivable, and $285.2 million of net stock consideration.

        Immediately following the sale, we distributed the securities received in the transaction to BC Holdings, as the securities were not subject to the collateral liens of the bank credit facility of the company then in effect. However, the cash and securities received in the transaction were subject to the covenants of the company's subordinated note indenture in effect at the time of the distribution and the guaranty provided by BC Holdings. As a result of receiving stock in Boise Inc., BC Holdings had a significant indirect financial interest in the results of the sold businesses. The equity interest BC Holdings owned in Boise Inc. and the related-party transactions we had with Boise Inc. after the sale represented a significant continuing involvement. In 2008, BC Holdings sold the paid-in-kind promissory note receivable for $52.7 million after selling expenses and transferred the net proceeds to us. In 2009 and 2010, BC Holdings sold 18.8 million and 18.3 million shares of Boise Inc. and transferred the net proceeds of $83.2 million and $86.1 million to us. The cash received as a reinvestment in us by BC Holdings was reflected in our Consolidated Statements of Cash Flows. We used the cash received from BC Holdings in 2008, 2009, and 2010 to repay senior debt and for capital spending in accordance with the asset sale covenant of our subordinated note indenture. The 18.3 million shares sold in 2010 represented BC Holdings' remaining investment in Boise Inc. Because of the disposition, Boise Inc. is no longer a related party. The related-party activity with Boise Inc. included in the Consolidated Financial Statements includes only those sales and costs and expenses transacted prior to March 2010, when Boise Inc. was a related party. As a result, beginning in March 2010, transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) (discussed in Note 4, Transactions With Related Parties) represent the only remaining significant related-party activity recorded in our consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Boise Cascade and its subsidiaries. Intercompany balances and transactions have been eliminated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets; legal contingencies; guarantee obligations; indemnifications; assumptions used in retirement benefits; and vendor and customer rebates, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Revenue Recognition

        We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board (fob) shipping point. For sales transactions designated fob destination, revenue is recorded when the product is delivered to the customer's delivery site. Fees for shipping and handling charged to customers for sales transactions are included in "Sales." For our Wood Products segment, costs related to shipping and handling are included in "Materials, labor, and other operating expenses (excluding depreciation)." In our Wood Products segment, we view our shipping and handling costs as a cost of the manufacturing process and the movement of product to our end customers. For our Building Materials Distribution segment, costs related to shipping and handling of $77.9 million, $79.9 million, and $89.3 million are included primarily in "Selling and distribution expenses" for the years ended December 31, 2010, 2011, and 2012, respectively. In our Building Materials Distribution segment, our activities relate to the purchase and resale of finished product, and excluding shipping and handling costs from "Materials, labor, and other operating expenses (excluding depreciation)" provides us a clearer view of our operating performance and the effectiveness of our sales and purchasing functions. We present sales taxes collected from customers and remitted to governmental authorities on a net basis in our Consolidated Statements of Operations.

Cash and Cash Equivalents

        Cash equivalents consist of short-term investments that have a maturity of three months or less at the date of purchase. At December 31, 2011 and 2012, the majority of our cash and cash equivalents were invested in money market funds that are broadly diversified and invest in high-quality, short-duration securities, including commercial paper, certificates of deposit, U.S. government agency securities, and similar instruments. We have significant amounts of cash and cash equivalents that are in excess of federally insured limits. Though we have not experienced any losses on our cash and cash equivalents to date and we do not anticipate incurring any losses, we cannot be assured that we will not experience losses on our cash and cash equivalents.

Trade Accounts Receivables and Allowance for Doubtful Accounts

        Trade accounts receivable are stated at the amount we expect to collect. Trade accounts receivable do not bear interest. We make ongoing estimates relating to the collectibility of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to meet their financial obligations to us. At December 31, 2011 and 2012, we had $2.1 million and $2.7 million, respectively, recorded as allowances for doubtful accounts. In determining the amount of the reserve, we consider our historical level of credit losses, customer concentrations, current economic trends, and changes in customer creditworthiness. Our sales are principally to customers in the building products industry located in the United States and Canada. A significant portion of our sales are concentrated with a relatively small number of customers. In 2012, our top ten customers represented approximately

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

29% of sales. In order to manage credit risk, we consider customer concentrations and current economic trends and monitor the creditworthiness of significant customers based on ongoing credit evaluations. At both December 31, 2011 and 2012, receivables from a single customer accounted for approximately 14% of total receivables. No other customer accounted for 10% or more of total receivables. Adjustments to the valuation allowance are charged to income. Trade accounts receivable balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

        The low level of new residential construction in the U.S. and more restrictive lending standards have affected the ability of our customers and our customers' customers to fund their operations, which makes it difficult for us to estimate future credit losses. Although we have not experienced material credit losses in recent years, our actual future losses from uncollectible accounts may differ materially from our current estimates. As additional information becomes known, we may change our estimates. In the event we determine that a change in the reserve is appropriate, we will record a charge to "Selling and distribution expenses" in our Consolidated Statements of Operations in the period we make such a determination.

Fair Value

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy under U.S. generally accepted accounting principles (GAAP) gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value (Level 1). If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly (Level 2). If quoted prices for identical or similar assets are not available or are unobservable, we may use internally developed valuation models, whose inputs include bid prices, and third-party valuations utilizing underlying asset assumptions (Level 3). See Note 11, Retirement and Benefit Plans, for the fair value measurements of our defined benefit plans' assets.

Financial Instruments

        Our financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. Our cash is recorded at cost, which approximates fair value, and our cash equivalents are money market funds measured at fair value. As of December 31, 2011 and 2012, we held $164.6 million and $10.6 million, respectively, in money market funds that are measured at fair value on a recurring basis using Level 1 inputs. The recorded values of accounts receivable and accounts payable approximate fair values based on their short-term nature. At December 31, 2012, the book value of our fixed-rate debt was $250.0 million, and the fair value was estimated to be $251.6 million. The difference between the book value and the fair value is derived from the difference between the period-end market interest rate and the stated rate of our fixed-rate, long-term debt. We estimated the fair value based on quoted market prices for similar traded debt (Level 2 measurement). The interest rate on our revolving credit facility is based on market conditions such as the London Interbank Offered Rate (LIBOR) or a base rate. Because the interest rate on the revolving credit facility is based on current market conditions, we believe that the estimated fair value of the outstanding balance on our revolving credit facility approximates book value.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        We are exposed to financial risks such as changes in interest rates, foreign currency exchange rates, and commodity price risk. We employ a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. During the years ended December 31, 2011 and 2012, we had no derivative instruments.

Vendor and Customer Rebates and Allowances

        We receive rebates and allowances from our vendors under a number of different programs, including vendor marketing programs. At December 31, 2011 and 2012, we had $2.8 million and $4.1 million, respectively, of vendor rebates and allowances recorded in "Receivables, Other" on the Consolidated Balance Sheets. Rebates and allowances received from our vendors are recognized as a reduction of "Materials, labor, and other operating expenses (excluding depreciation)" when the product is sold, unless the rebates and allowances are linked to a specific incremental cost to sell a vendor's product. Amounts received from vendors that are linked to specific selling and distribution expenses are recognized as a reduction of "Selling and distribution expenses" in the period the expense is incurred.

        We also provide rebates to our customers and our customers' customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. The rebates are recorded as a decrease in "Sales, Trade." At December 31, 2011 and 2012, we had $15.6 million and $19.7 million, respectively, of rebates payable to our customers recorded in "Accrued liabilities, Other" on our Consolidated Balance Sheets.

Foreign Currency

        The functional currency for our operations outside the United States is the U.S. dollar. Nonmonetary assets and liabilities and related depreciation and amortization for these foreign operations are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates as of the Consolidated Balance Sheet date. Revenue and expense items are remeasured into U.S. dollars using an average exchange rate prevailing during the year.

Leases

        We assess lease classification as either capital or operating at lease inception or upon modification. We lease a portion of our distribution centers as well as other property and equipment under operating leases. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options generally ranging from two to five years, with fixed payment terms similar to those in the original lease agreements. For purposes of determining straight-line rent expense, the lease term is calculated from the date we first take possession of the facility, including any periods of free rent and any renewal option periods we are reasonably assured of exercising.

Inventory Valuation

        Inventories are valued at the lower of cost or market. Cost is based on the first-in, first-out (FIFO) method of inventory valuation or average cost, which approximates the FIFO method. Manufactured inventories include costs for materials, labor, and factory overhead. Log inventories include costs to harvest and deliver the timber.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Inventories include the following (work in process is not material):

	December 31, 2011	December 31, 2012
	(thousands)
Finished goods and work in process	$223,605	$267,115
Logs	41,243	37,273
Other raw materials and supplies	19,130	21,418

	$283,978	$325,806

Property and Equipment

        Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For the years ended December 31, 2010, 2011, and 2012, we did not capitalize any interest. We expense all repair and maintenance costs as incurred. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in income (loss). We use the straight-line method of depreciation.

        Property and equipment consisted of the following asset classes with the following general range of estimated useful lives:

	December 31, 2011	December 31, 2012	General Range of Estimated Useful Lives in Years
	(thousands)
Land	$35,469	$35,662
Buildings	84,510	88,129	20 - 40
Improvements	32,645	34,526	10 - 15
Office equipment and vehicles	74,349	80,857	3 - 7
Machinery and equipment	253,933	264,084	7 - 12
Construction in progress	5,812	11,176

	486,718	514,434
Less accumulated depreciation	(220,262)	(248,510)

	$266,456	$265,924

Long-Lived Asset Impairment

        We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment of long-lived assets exists when the carrying value is not recoverable through future undiscounted cash flows from operations and when the carrying value of an asset or asset group exceeds its fair value.

        During fiscal 2011, long-lived assets with a net carrying amount of $2.5 million were written down to their fair value of $0.5 million, resulting in an impairment charge of $2.0 million. These impairment charges were measured at fair value using Level 3 inputs, including discounted cash flows and appraisals.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

        We maintain two reporting units for purposes of our goodwill impairment testing, Building Materials Distribution and Wood Products, which are the same as our operating segments discussed in Note 14, Segment Information. We test goodwill in each of our reporting units and intangible assets with indefinite lives for impairment annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying value of the asset may exceed fair value.

        We completed our annual assessment of goodwill in fourth quarter 2012 using a qualitative approach. The qualitative goodwill impairment assessment requires evaluating factors, based on the weight of evidence, to determine whether a reporting unit's carrying value would more likely than not exceed its fair value. As part of our goodwill qualitative testing process for each reporting unit, we evaluate various factors that are specific to the reporting unit as well as industry and macroeconomic factors in order to determine whether it is reasonably likely to have a material impact on the fair value of our reporting units. Examples of the factors that were considered include the results of the most recent quantitative impairment test, current and long-term forecasted financial results, changes in the discount rate between current and prior years, and operating strategy for each reporting unit. Based on the qualitative analysis performed in 2012, we concluded that there were no changes that were reasonably likely to cause the fair value of the reporting units to be less than the reporting units' carrying value and determined that there was no impairment of our goodwill. In the event we were to determine that a reporting unit's carrying value would more likely than not exceed its fair value, quantitative testing would be performed comparing carrying values to estimated fair values.

        For our intangible asset impairment testing, we use a discounted cash flow approach, based on a relief from royalty method (Level 3 measurement). This method assumes that, through ownership of trademarks and trade names, we avoid royalty expenses associated with licensing, resulting in cost savings. An estimated royalty rate, determined as a percentage of the related net sales, is used to estimate the value of the intangible assets. Based on the impairment tests of our intangible assets with indefinite lives, we determined that the fair value of our intangible assets exceeds their carrying value.

        See Note 8, Goodwill and Intangible Assets, for additional information.

Asset Retirement Obligations

        We recognize our asset retirement obligations in the period in which they are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. Fair value estimates are determined using Level 3 inputs in the fair value hierarchy. The fair values of our asset retirement obligations are measured using expected future cash outflows discounted using the company's credit-adjusted risk-free interest rate. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

        At December 31, 2011 and 2012, we had $0.2 million and $0.3 million, respectively, of asset retirement obligations recorded in "Other, Other long-term liabilities" on our Consolidated Balance Sheets. At December 31, 2012, these liabilities related primarily to landfill closure costs. The liabilities are based on the best estimate of current costs and are updated periodically to reflect current

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

technology, laws and regulations, inflation, and other economic factors. We do not have any assets legally restricted for purposes of settling asset retirement obligations.

        We have additional asset retirement obligations with indeterminate settlement dates. The fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate the settlement dates of the obligations. These asset retirement obligations include, for example, (i) removal and disposal of potentially hazardous materials on equipment and/or an operating facility if the equipment and/or facility were to undergo major maintenance, renovation, or demolition; (ii) retention ponds that may be required to be drained and/or cleaned if the related operating facility is closed; and (iii) storage sites or owned facilities for which removal and/or disposal of chemicals and other related materials are required if the operating facility is closed. We will recognize a liability in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

Pension and Other Postretirement Benefits

        Several estimates and assumptions are required to record pension costs and liabilities, including discount rates, expected return on plan assets, expected rate of compensation increases, retirement and mortality rates, expected contributions, and other factors. We review and update these assumptions annually unless a plan curtailment or other event occurs requiring that we update the estimates on an interim basis. See Note 11, Retirement and Benefit Plans, for additional information related to our pension and other postretirement benefit plans. While we believe that the assumptions used to measure our pension and other postretirement obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension and other postretirement obligations and future expense.

Deferred Software Costs

        We defer internal-use software costs that benefit future years. These costs are amortized using the straight-line method over the expected life of the software, typically three to five years. "Other assets" in the Consolidated Balance Sheets includes $4.6 million and $3.7 million of deferred software costs at December 31, 2011 and 2012, respectively. For the years ended December 31, 2010, 2011, and 2012, amortization of deferred software costs was $0.8 million, $1.0 million, and $1.2 million, respectively.

Labor Concentration and Unions

        As of December 31, 2012, we had approximately 4,560 employees. Approximately 30% of these employees work pursuant to collective bargaining agreements. As of December 31, 2012, we had ten collective bargaining agreements. Two agreements, covering 356 employees at our facility in Florien, Louisiana, and 273 employees at our facility in Oakdale, Louisiana, are set to expire on July 15, 2013. We expect these two agreements to be bargained together.

Self-Insurance

        We are self-insured for certain losses related to workers' compensation and medical claims as well as general and auto liability. The expected ultimate costs for claims incurred are recognized as liabilities in the Consolidated Balance Sheets and are estimated based principally on an analysis of historical claims data and estimates of claims incurred but not reported. Losses are accrued and charged to operations when it is probable that a loss has been incurred and the amount can be

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

reasonably estimated. We maintain third-party stop-loss insurance policies to cover these liability costs in excess of predetermined retained amounts. Costs related to the administration of the plans and related claims are expensed as incurred. At December 31, 2011 and 2012, self-insurance related liabilities of $7.6 million and $7.2 million were classified within "Accrued liabilities," and $9.7 million and $10.0 million were classified within "Other long-term liabilities" on our Consolidated Balance Sheets, respectively.

New and Recently Adopted Accounting Standards

        In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires entities to disclose additional information about changes in and significant items reclassified out of accumulated other comprehensive income. The guidance is effective for annual and interim reporting periods beginning after December 15, 2012. We do not believe the adoption of this update will have a material effect on our consolidated financial statements.

        In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite—Lived Intangible Assets for Impairment, which gives entities the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

        In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. We adopted the provisions of this guidance January 1, 2012, and it had no effect on our financial position and results of operations. For additional information, see the Goodwill and Intangible Assets section of Note 2 above.

        In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of equity, among other amendments. Instead, the company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. We adopted this guidance retrospectively as of January 1, 2012, by adding the Consolidated Statements of Comprehensive Income (Loss) to our consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). This ASU was issued to provide largely identical guidance about fair value measurement and disclosure requirements for entities that disclose the fair value of an asset, a liability, or an instrument classified in shareholders' equity in their consolidated financial statements as that provided in the International Accounting Standards Board's new IFRS 13, Fair Value Measurement. This ASU does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under GAAP. We adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption of this guidance did not have a material effect on our financial statement disclosures.

        There were no other accounting standards recently issued that had or are expected to have a material impact on our consolidated financial statements and associated disclosures.

Reclassifications

        Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation, none of which were considered material.

3. Outsourcing Services Agreement

        Under an Outsourcing Services Agreement, Boise Inc. provides a number of corporate staff services to us at cost. These services include information technology, accounting, and human resource transactional services. The agreement, as extended, expires on February 22, 2015. The agreement automatically renews for successive one-year terms unless either party provides notice of termination to the other party at least 12 months in advance of the expiration date. The Outsourcing Services Agreement gives us (but not Boise Inc.) the right to terminate all or any portion of the services provided to us on 30 days' notice. Total expenses incurred under the Outsourcing Services Agreement, including both related party and nonrelated party, were $14.4 million, $14.7 million, and $15.0 million for the years ended December 31, 2010, 2011, and 2012, respectively. The majority of these expenses are recorded in "General and administrative expenses" in our Consolidated Statements of Operations or "General and administrative expenses from related party" for the period Boise Inc. was a related party. See Note 4, Transactions With Related Parties, for more information.

4. Transactions With Related Parties

        In early March 2010, BC Holdings sold its remaining investment in Boise Inc., and because of the disposition, Boise Inc. is no longer a related party. The 2010 related-party activity with Boise Inc. in the consolidated financial statements includes only those sales and costs and expenses transacted prior to March 2010, when Boise Inc. was a related party. As a result, beginning in March 2010, transactions with Louisiana Timber Procurement Company, L.L.C. (LTP) represent the only remaining significant related-party activity recorded in our consolidated financial statements. LTP is an unconsolidated variable-interest entity that is 50% owned by us and 50% owned by Boise Inc. LTP procures sawtimber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of Boise Inc. and Boise Cascade in Louisiana. We are not the primary beneficiary of LTP, as we do not have power to direct the activities that most significantly affect the economic performance of LTP. Accordingly, we do not consolidate LTP's results in our financial statements.

Notes to Consolidated Financial Statements (Continued)

4. Transactions With Related Parties (Continued)

Sales

        Related-party sales to LTP from our Wood Products segment in our Consolidated Statements of Operations were $20.4 million, $18.8 million, and $19.8 million during the years ended December 31, 2010, 2011, and 2012 respectively. We also recorded $4.9 million of related-party sales to Boise Inc. (for the period they were a related party) during the year ended December 31, 2010. These pulpwood and chip sales were made at prices designed to approximate market.

Costs and Expenses

        Related-party fiber purchases from LTP were $33.0 million, $40.1 million, and $60.3 million during the years ended December 31, 2010, 2011, and 2012, respectively. During the year ended December 31, 2010, we also recorded $0.3 million of related-party expenses for transportation services from Boise Inc. (for the period they were a related party). We purchased the fiber and transportation services at prices designed to approximate market. These costs are recorded in "Materials, labor, and other operating expenses from related parties (excluding depreciation)" in our Consolidated Statements of Operations.

        During the year ended December 31, 2010, we recorded the following expenses from the Outsourcing Services Agreement as related-party expenses in our Consolidated Statements of Operations. As mentioned above, after we sold our remaining investment in Boise Inc. in March 2010, expenses incurred under the Outsourcing Services Agreement were no longer related-party and are not included in the table below.

Year Ended December 31, 2010
(thousands)
Materials, labor, and other operating expenses from related parties (excluding depreciation)	$332
Selling and distribution expenses	456
General and administrative expenses from related party	1,576

$2,364

5. Other (Income) Expense

        Other (income) expense includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Consolidated Statements of Operations are as follows:

	Year Ended December 31
	2010	2011	2012
	(thousands)
Facility closure and curtailments(a)	$—	$1,292	$—
Litigation settlement(b)	(4,613)	—	—
Other, net(c)	(11)	1,903	902

	$(4,624)	$3,195	$902

(a)
In 2011, we permanently closed a laminated beam manufacturing plant in Emmett, Idaho.

Notes to Consolidated Financial Statements (Continued)

5. Other (Income) Expense (Continued)

(b)
In 2010, we recorded $4.6 million of income for cash received from a litigation settlement related to vendor product pricing.

(c)
In 2011, we recorded noncash asset write-downs of $2.0 million.

6. Leases

        Rental expense for operating leases was $14.2 million, $14.5 million, and $14.3 million for the years ended December 31, 2010, 2011, and 2012, respectively. Sublease rental income was not material in any of the periods presented.

        As of December 31, 2012, our minimum lease payment requirements for noncancelable operating leases with remaining terms of more than one year are as follows (in thousands):

2013	$12,346
2014	11,613
2015	10,919
2016	9,061
2017	8,520
Thereafter	36,723

Total	$89,182

        These future minimum lease payment requirements have not been reduced by sublease rentals due in the future under noncancelable subleases. Minimum sublease income expected to be received in the future is not material.

7. Income Taxes

Income Tax Provision

        On February 4, 2013, we converted from a limited liability company to a corporation. In addition, we filed an entity classification election with the Internal Revenue Service to elect to be treated as a corporation for federal and state income tax purposes effective as of January 1, 2013. As a result of our conversion to a corporation, we expect to record deferred tax assets, net of deferred tax liabilities, on our consolidated balance sheet, the effect of which will be recorded as an income tax benefit in the Consolidated Statement of Operations. As a limited liability company, we were not subject to entity-level federal or state income taxation. Our income tax provision generally consisted of income taxes payable to state jurisdictions that do not allow for the income tax liability to be passed through to our equityholder as well as income taxes payable by our separate subsidiaries that are taxed as corporations. As a limited liability company, we had an effective tax rate of less than 1%. For the years ended December 31, 2010, 2011, and 2012, income tax expense was $0.3 million, $0.2 million, and $0.3 million, respectively. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates, which we expect to result in a statutory tax rate of approximately 38% under current tax law.

        At December 31, 2011 and 2012, our tax basis was $167.5 million and $182.3 million, respectively, higher than the reported amount of net assets recorded on our Consolidated Balance Sheets. In 2011 and 2012, the difference related primarily to changes in pension obligations.

        Boise Cascade Wood Products Holdings Corp., a wholly owned, fully consolidated operating entity, has an investment in foreign subsidiaries. At December 31, 2011 and 2012, the foreign subsidiaries had

Notes to Consolidated Financial Statements (Continued)

7. Income Taxes (Continued)

$13.6 million and $15.4 million, respectively, of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance. In addition, at both December 31, 2011 and 2012, Boise Cascade Wood Products Holdings Corp. had $16.0 million of capital loss carryforward from the sale of our subsidiaries in Brazil and the United Kingdom. The capital loss carryforward was fully offset by a valuation allowance, because it is more likely than not that we will not be able to utilize the capital loss carryforward before it expires in 2013.

        In 2010, 2011, and 2012, we paid $0.2 million, $0.3 million, and $0.2 million, respectively, of income taxes, net of other refunds received.

Income Tax Uncertainties

        Boise Cascade, or one of its subsidiaries, files federal income tax returns in the U.S. and Canada and various state and foreign income tax returns in the major state jurisdictions of Alabama, California, Idaho, Oregon, Texas, and Washington.

        We recognize tax liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available or as new uncertainties occur. As of December 31, 2011 and 2012, we have no unrecognized tax benefits recorded on our Consolidated Balance Sheets, and we do not expect a significant change to the amount of unrecognized tax benefits over the next 12 months.

        For the years ended December 31, 2010, 2011, and 2012, we recognized an insignificant amount of interest and penalties related to taxes.

8. Goodwill and Intangible Assets

        Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. The carrying amount of our goodwill by segment is as follows:

	Building Materials Distribution	Wood Products	Corporate and Other	Total
	(thousands)
Balance at December 31, 2011 and 2012	$5,593	$6,577	$—	$12,170

        At December 31, 2011 and 2012, intangible assets represent the values assigned to trade names and trademarks, which have indefinite lives and are not amortized. The carrying amount of our trade names and trademarks was $8.9 million at both December 31, 2011 and 2012.

Notes to Consolidated Financial Statements (Continued)

9. Debt

        Long-term debt consisted of the following:

	December 31, 2011	December 31, 2012
	(thousands)
Asset-based revolving credit facility	$—	$25,000
6.375% senior notes	—	250,000
7.125% senior subordinated notes	219,560	—

Long-term debt	$219,560	$275,000

Asset-Based Revolving Credit Facility

        On July 13, 2011, Boise Cascade and its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C., and Boise Cascade Building Materials Distribution, L.L.C., as borrowers, and Boise Cascade Wood Products Holdings Corp., as guarantor, entered into a $250 million senior secured asset-based revolving credit facility (Revolving Credit Facility) with Wells Fargo Capital Finance, L.L.C., as agent, and the banks named therein as lenders. Borrowings under the Revolving Credit Facility are constrained by a borrowing base formula dependent upon levels of eligible receivables and inventory reduced by outstanding borrowings and letters of credit (Availability). On September 7, 2012, we entered into a First Amendment to Credit Agreement, which increased the aggregate lending commitments under the Revolving Credit Facility to $300 million. Other key terms of the Credit Agreement were unchanged by the Amendment. On December 20, 2012, we entered into a Limited Consent and Amendment to Loan Documents with the lenders under our revolving credit facility. The consent and amendment provided consent to, among other things, the distributions of $225.0 million in aggregate to BC Holdings made in late December 2012 and our conversion to a corporation effected on February 4, 2013.

        The Revolving Credit Facility has a maturity date of July 13, 2016, and is secured by a first-priority security interest in substantially all of our assets, except for property and equipment. The proceeds of borrowings under the agreement are available for working capital and other general corporate purposes.

        Interest rates under the Revolving Credit Facility are based, at the company's election, on either the London Interbank Offered Rate (LIBOR) or a base rate, as defined in the agreement, plus a spread over the index elected that ranges from 1.75% to 2.25% for loans based on LIBOR and from 0.75% to 1.25% for loans based on the base rate. The spread is determined on the basis of a pricing grid that results in a higher spread as average quarterly Availability declines. Letters of credit are subject to a fronting fee payable to the issuing bank and a fee payable to the lenders equal to the LIBOR margin rate. In addition, we are required to pay an unused commitment fee at a rate ranging from 0.375% to 0.50% per annum (based on facility utilization) of the average unused portion of the lending commitments.

        The Revolving Credit Facility contains customary nonfinancial covenants, including a negative pledge covenant and restrictions on new indebtedness, investments, distributions to equityholders, asset sales, and affiliate transactions, the scope of which are dependent on the Availability existing from time to time. The Revolving Credit Facility also contains a requirement that we meet a 1:1 fixed-charge coverage ratio (FCCR) if Availability falls below the greater of $31.25 million or 12.5% of the aggregate lending commitments. Availability exceeded the minimum threshold amounts required for

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

testing of the FCCR at all times since entering into the Revolving Credit Facility, and Availability at December 31, 2012, was $195.6 million.

        The Revolving Credit Facility generally permits dividends only if certain conditions are met, including complying with the minimum Availability requirements and having a fixed-charge coverage ratio of 1:1 on a pro forma basis.

        At December 31, 2011, we had no borrowings outstanding under the Revolving Credit Facility. On October 12, 2012, we borrowed $50.0 million under the Revolving Credit Facility to partially fund the redemption of $75.0 million of our senior subordinated notes, as discussed further below. On December 20, 2012, we repaid $25.0 million, resulting in $25.0 million outstanding under the Revolving Credit Facility at December 31, 2012. The minimum and maximum borrowings under the Revolving Credit Facility were zero and $50.0 million, respectively, during the year ended December 31, 2012. At December 31, 2011 and 2012, we had approximately $11.3 million and $10.0 million, respectively, of letters of credit outstanding. These letters of credit and borrowings reduced our borrowing capacity under the Revolving Credit Facility by an equivalent amount.

Senior Subordinated Notes

        In October 2004, Boise Cascade issued $400 million of 7.125% senior subordinated notes due in 2014. In July 2005, we completed an exchange offer whereby all of our senior subordinated notes were exchanged for registered securities with identical terms (other than terms relating to registration rights) to the notes issued in October 2004. We could redeem all or part of the senior subordinated notes at any time at redemption prices set forth in the indenture governing such notes. Redemption prices reduced to par value in October 2012. Subsequent to the exchange offer, we purchased a portion of the senior subordinated notes, resulting in $219.6 million of notes outstanding at December 31, 2011. On October 15, 2012, we redeemed $75.0 million of the senior subordinated notes at par value with $25.0 million of cash on hand and $50.0 million borrowed under our Revolving Credit Facility. Net proceeds from our senior notes offering (as discussed below in "Debt Refinancing") were used to redeem $144.6 million of the senior subordinated notes, plus $1.0 million of interest through the related redemption date of November 21, 2012.

Debt Refinancing

        On October 22, 2012, Boise Cascade, L.L.C. (as the predecessor to Boise Cascade Company) and its wholly owned subsidiary, Boise Cascade Finance Corporation ("Boise Finance" and together with Boise Cascade, L.L.C., the "Co-issuers"), issued $250 million of 6.375% senior notes due November 1, 2020 (Senior Notes) through a private placement that is exempt from the registration requirements of the Securities Act of 1933, as amended (Securities Act). Interest on our Senior Notes is payable semiannually in arrears on May 1 and November 1, commencing on May 1, 2013. As a result of this refinancing, we extended the maturity of our debt and lowered our interest rate. The Senior Notes are guaranteed by each of our existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our Revolving Credit Facility, other than Boise Finance.

        Following the sale of our Senior Notes, as noted above, we used a portion of the net proceeds of the sale to repay the senior subordinated notes at par plus interest through the redemption date. The remaining proceeds are available for general corporate purposes.

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

        In connection with the issuance of the Senior Notes, the Co-issuers entered into a registration rights agreement, dated as of October 22, 2012 (Senior Notes Registration Rights Agreement). The Senior Notes Registration Rights Agreement requires us to register under the Securities Act the Senior Notes having substantially identical terms to those of the Senior Notes (Exchange Notes) and to complete an exchange of the privately placed Senior Notes for the publicly registered Exchange Notes on or prior to October 21, 2013, or in certain circumstances, to file and keep effective a shelf registration statement for resale of the Senior Notes. If we fail to satisfy these obligations, we will pay additional interest up to 0.25% per annum to holders of the Senior Notes for the first 90-day period immediately following such date and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum rate of 1.0% per annum.

        The Senior Notes are senior unsecured obligations and rank equally with all of the Co-issuers' and guarantors' existing and future senior indebtedness, senior to all of their existing and future subordinated indebtedness, effectively subordinated to all of their present and future senior secured indebtedness (including all borrowings with respect to our Revolving Credit Facility to the extent of the value of the assets securing such indebtedness), and structurally subordinated to the indebtedness of any subsidiaries that do not guarantee the Senior Notes.

        The terms of the indenture governing the Senior Notes, among other things, limit the ability of the Co-issuers and certain Boise Cascade subsidiaries to: incur additional debt; declare or pay dividends; redeem stock or make other distributions to stockholders; make investments; create liens on assets; consolidate, merge, or transfer substantially all of their assets; enter into transactions with affiliates; and sell or transfer certain assets.

        The indenture governing the Senior Notes provides for customary events of default, which include (subject in certain cases to customary grace and cure periods and notification requirements), among others: nonpayment of principal or interest; breach of other agreements in the indenture governing the Senior Notes; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the Co-issuers, the guarantors, or certain Boise Cascade subsidiaries; the failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency.

Cash Paid for Interest

        For the years ended December 31, 2010, 2011, and 2012, cash payments for interest were $18.6 million, $16.7 million, and $18.1 million, respectively.

10. Financial Instrument Risk

        In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates, and commodity price risk. In 2010, 2011, and 2012, we did not use derivative instruments.

Interest Rate Risk

        When we have loan amounts outstanding on our Revolving Credit Facility, we are exposed to interest rate risk arising from fluctuations in interest rates. In 2010, 2011, and 2012, we did not use any interest rate swap contracts to manage this risk.

Notes to Consolidated Financial Statements (Continued)

10. Financial Instrument Risk (Continued)

Foreign Currency Risk

        We have sales in countries outside the United States. As a result, we are exposed to movements in foreign currency exchange rates, primarily in Canada, but we do not believe our exposure to currency fluctuations is significant. In 2010, 2011, and 2012, we did not use any foreign currency hedges to manage this risk.

Commodity Price Risk

        Many of the products we manufacture or purchase and resell and some of our key production inputs are commodities whose price is determined by the market's supply and demand for such products. Price fluctuations in our selling prices and key costs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as global economic conditions, including the strength of the U.S. housing market, changes in or disruptions to industry production capacity, changes in inventory levels, and other factors beyond our control. In 2010, 2011, and 2012, we did not manage commodity price risk with derivative instruments.

11. Retirement and Benefit Plans

        Our retirement plans consist of noncontributory defined benefit pension plans, including supplemental nonqualified pension plans for certain salaried employees, contributory defined contribution savings plans, a deferred compensation plan, and postretirement benefit plans.

Defined Benefit Plans

        Some of our employees are covered by noncontributory defined benefit pension plans. Our defined benefit plan for salaried employees (Salaried Plan) and our nonqualified salaried pension plans were frozen so that no future benefits have accrued since December 31, 2009.

        In September 2012, we amended Plan A (Plan A), one of our defined benefit pension plans. The amendment affected certain union hourly employees of Plan A by closing participation and freezing future benefits to that group after December 31, 2012. The benefit for hourly employees is generally based on a fixed amount per year of service (years of service determined as of December 31, 2012). In connection with this amendment, we recognized a $0.3 million noncash curtailment loss during the year ended December 31, 2012. As a result, only certain hourly employees in Plan A continue to accrue benefits after December 31, 2012.

        On November 9, 2011, we amended our defined benefit pension plan for hourly employees of Plan B (Plan B) to freeze Plan B so that no future benefits accrue after December 31, 2011. The benefit for hourly employees is generally based on a fixed amount per year of service (years of service for Plan B participants determined as of December 31, 2011). In connection with this amendment, we recognized a $0.1 million noncash curtailment loss during the year ended December 31, 2011. Also, in connection with the Plan B amendment, Plan B was merged into the Salaried Plan to simplify administration of the plans, effective January 1, 2012.

Defined Contribution Plans

        We sponsor contributory defined contribution savings plans for most of our salaried and hourly employees, and we generally provide company contributions to the savings plans. Due to poor business conditions, we suspended the company match for salaried employees for the period of April 1, 2009,

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

through February 28, 2010. Since March 1, 2010, we have contributed 4% of each salaried participant's eligible compensation to the plan as a nondiscretionary company contribution. In addition, for the years that a performance target is met, we will contribute an additional amount that will range from 2% to 4% of the employee's eligible compensation, depending on the employee's years of service. Further, the plan allows for an additional discretionary contribution of 1% for achieving a second, higher performance target. Each of these performance targets were met during the year ended December 31, 2012. The company contributions for hourly employees vary by location. Company contributions paid, or to be paid, to our defined contribution savings plans for the years ended December 31, 2010, 2011, and 2012, were $6.7 million, $7.7 million, and $14.3 million, respectively.

Deferred Compensation Plan

        We sponsor a deferred compensation plan. In 2008, Congress passed tax legislation that required participants in our deferred compensation plan to recognize income (and therefore be taxed) on their deferrals of income earned in 2009 and beyond and earnings thereon. Deferrals, company match, and interest on contributions made to the plan on or before December 31, 2008, were not affected by the changes. As long as contributions to the plan are taxable under the new legislation, there will be no future contributions to the deferred compensation plan, but participant account balances remaining after the distributions will continue to accrue earnings in accordance with the terms of the plan.

        The deferred compensation plan is unfunded; therefore, benefits are paid from our general assets. For the years ended December 31, 2010, 2011, and 2012, we recognized $0.8 million, $0.7 million, and $0.6 million, respectively, of interest expense related to the plan. At December 31, 2011 and 2012, we had $11.4 million and $10.9 million, respectively, of liabilities related to the plan, of which $1.0 million and $1.1 million, respectively, were recorded in "Accrued liabilities, Compensation and benefits" and $10.4 million and $9.8 million, respectively, were recorded in "Other, Compensation and benefits" on our Consolidated Balance Sheets.

Postretirement Benefit Plans

        Certain executives participate in our Supplemental Life Plan, which provides them with an insured death benefit during their employment with us. The plan provides the officer with a target death benefit equal to two times his or her base salary while employed and a target postretirement death benefit equal to one times his or her final base salary, in each case less any amount payable under our group term life insurance policy. At both December 31, 2011 and 2012, our benefit obligation related to the Supplemental Life Plan was $0.1 million.

        We participate in a multiemployer health and welfare plan that covers medical, dental, and life insurance benefits for certain active employees as well as benefits for retired employees. As of December 31, 2012, approximately 610 of our employees participated in this plan. Per the terms of the representative collective bargaining agreements, we were required to contribute $5.50 per hour per active employee through June 1, 2012. Since June 1, 2012, we are required to contribute $5.00 per hour per active employee. Company contributions to the multiemployer health and welfare plan for the years ended December 31, 2010, 2011, and 2012, were $6.8 million, $6.9 million, and $6.7 million, respectively. After required contributions, we have no further obligation to the plan. The trustees of the plan determine the allocation of benefits between active and retired employees.

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

Defined Benefit Obligations and Funded Status

        The following table, which includes only company-sponsored defined benefit plans, reconciles the beginning and ending balances of our projected benefit obligation and fair value of plan assets. We recognize the underfunded status of our defined pension plans on our Consolidated Balance Sheets. We recognize changes in funded status in the year changes occur through other comprehensive income (loss).

	December 31
	2011	2012
	(thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$391,485	$470,104
Service cost	5,112	4,762
Interest cost	20,484	19,234
Actuarial loss(a)	67,121	26,686
Special termination benefits	503	—
Closure and curtailments	224	—
Benefits paid	(14,825)	(16,102)

Benefit obligation at end of year	470,104	504,684

Change in plan assets
Fair value of plan assets at beginning of year	281,972	282,195
Actual return on plan assets	1,427	37,645
Employer contributions	13,621	8,486
Benefits paid	(14,825)	(16,102)

Fair value of plan assets at end of year	282,195	312,224

Underfunded status	$(187,909)	$(192,460)

Amounts recognized on our Consolidated Balance Sheets
Current liabilities	$(759)	$(1,271)
Noncurrent liabilities	(187,150)	(191,189)

Net liability	$(187,909)	$(192,460)

Amounts recognized in accumulated other comprehensive loss
Net actuarial loss	$120,125	$120,925
Prior service cost	720	304

Net loss recognized	$120,845	$121,229

(a)
The actuarial losses were primarily due to decreases in discount rate assumptions.

        The accumulated benefit obligation for all defined benefit pension plans was $470.1 million and $504.7 million at December 31, 2011 and 2012, respectively. All of our defined benefit pension plans have accumulated benefit obligations that exceed the fair value of plan assets.

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

Net Periodic Benefit Cost and Other Comprehensive (Income) Loss

        The components of net periodic benefit cost and other amounts recognized in other comprehensive (income) loss are as follows:

	Year Ended December 31
	2010	2011	2012
	(thousands)
Service cost	$4,931	$5,112	$4,762
Interest cost	20,258	20,484	19,234
Expected return on plan assets	(18,474)	(17,910)	(19,390)
Amortization of actuarial loss	556	2,703	7,632
Amortization of prior service costs and other	178	175	165
Plan settlement/curtailment expense	—	804	250

Net periodic benefit cost	7,449	11,368	12,653

Changes in plan assets and benefit obligations recognized in other comprehensive (income) loss
Net actuarial loss	4,048	83,528	8,432
Amortization of actuarial loss	(556)	(2,703)	(7,632)
Amortization of prior service costs and other	(178)	(175)	(416)

Total recognized in other comprehensive loss	3,314	80,650	384

Total recognized in net periodic cost and other comprehensive loss	$10,763	$92,018	$13,037

        In 2013, we estimate net periodic pension expense will be approximately $11 million, including $9.0 million of net actuarial loss and $0.1 million of prior service cost that will be amortized from accumulated other comprehensive loss.

Assumptions

        The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future contributions. The following table presents the assumptions used in the measurement of our benefit obligations:

	December 31
	2011	2012
Weighted average assumptions
Discount rate	4.20%	3.75%
Rate of compensation increases(a)	—%	—%

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

        The following table presents the assumptions used in the measurement of net periodic benefit cost:

	December 31
	2010	2011	2012
Weighted average assumptions
Discount rate	5.90%	5.35%	4.20%
Expected long-term rate of return on plan assets	7.25%	7.00%	6.75%
Rate of compensation increases(a)	—%	—%	—%

(a)
In connection with amending the salaried and nonqualified plans on March 18, 2009, to freeze pension benefits effective December 31, 2009, we changed the assumption for the rate of compensation increase to zero. In addition to the salaried benefits being frozen, there are currently no scheduled increases in pension benefit rates applicable to past service in the active plan covering our hourly employees.

        Discount Rate Assumption.    The discount rate reflects the current rate at which the pension obligations could be settled based on the measurement date of the plans—December 31. In all years presented, the discount rates were determined by matching the expected plan benefit payments against a spot rate yield curve constructed to replicate the yields of Aa-graded corporate bonds.

        Asset Return Assumption.    We base our expected long-term rate of return on plan assets on a weighted average of our expected returns for the major asset classes (equities, fixed-income securities, a hedge fund, and real estate) in which we invest. The weights we assign each asset class are based on our investment strategy. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product, earnings growth, and other economic factors. We developed our return assumption based on a review of the fund manager's estimates of future market expectations by broad asset class, actuarial projections, and expected long-term rates of return from external investment managers. The weighted average expected return on plan assets we will use in our calculation of 2013 net periodic benefit cost is 6.50%.

Investment Policies and Strategies

        At December 31, 2012, 61% of our pension plan assets were invested in equity securities, 30% in fixed-income securities, 4% in a hedge fund, and 5% in real estate. The general investment objective for all of our plan assets is to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses in order to enable the plans to satisfy their benefit payment obligations over time. The objectives take into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return trade-offs of the asset classes in which the plans may choose to invest. The Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of our investment policy. Russell Investments (Russell) oversees the active management of our pension investments through its manager of managers program in order to achieve broad diversification in a cost-effective manner. At December 31, 2012, our investment policy governing our relationship with Russell allocated 34% to large-capitalization U.S. equity securities, 6% to small- and mid-capitalization U.S. equity securities, 20% to international equity securities, 30% to fixed-income securities, 5% to a hedge fund, and 5% to real estate. Our arrangement with Russell allows monthly rebalancing to the policy targets noted above.

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

        Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk, all of which are subject to change. In addition, our overall investment strategy and related allocations between equity and fixed-income securities may change from time to time based on market conditions, external economic factors, and the funded status of our plans. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the reported amounts.

Fair Value Measurements of Plan Assets

        The defined benefit plans hold an interest in the Boise Cascade, L.L.C., Master Trust (Master Trust). The assets in the Master Trust are invested in common and collective trusts that hold several mutual funds invested in U.S. equities, international equities, fixed-income securities, and real estate as well as a hedge fund.

        The following table sets forth by level, within the fair value hierarchy, the pension plan assets, by major asset category, at fair value at December 31, 2011 and 2012:

	December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)(a)	Significant Unobservable Inputs (Level 3)	Total
	(thousands)
Equity securities
Large-cap U.S. equity securities(b)	$—	$97,533	$—	$97,533
Small- and mid-cap U.S. equity securities(c)	—	17,302	—	17,302
International equity securities(d)	—	56,578	—	56,578
Fixed-income securities(e)	—	83,899		83,899
Hedge fund(f)	—	13,066	—	13,066
Real estate(g)	—	—	13,000	13,000

Total investments at fair value	$—	$268,378	$13,000	281,378

Receivables and accrued expenses, net				817

Fair value of plan assets				$282,195

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

	December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)(a)	Significant Unobservable Inputs (Level 3)	Total
	(thousands)
Equity securities
Large-cap U.S. equity securities(b)	$—	$107,902	$—	$107,902
Small- and mid-cap U.S. equity securities(c)	—	17,757	—	17,757
International equity securities(d)	—	66,075	—	66,075
Fixed-income securities(e)	—	91,836		91,836
Hedge fund(f)	—	13,424	—	13,424
Real estate(g)	—	—	14,310	14,310

Total investments at fair value	$—	$296,994	$14,310	311,304

Receivables and accrued expenses, net				920

Fair value of plan assets				$312,224

(a)
Equity and fixed-income securities represent mutual funds managed by Russell Trust Company. The funds are valued at the net asset value (NAV) provided by Russell Trust Company, the administrator of the funds. The NAV is a practical expedient for fair value and is based on the value of the assets owned by the fund, less liabilities at year-end. While the underlying assets are actively traded on an exchange, the funds are not. We have the ability to redeem these equity and fixed-income securities with a one-day notice.

(b)
Invested in the Russell Equity I Fund. The fund seeks returns that exceed the Russell 1000 Index by investing in large-capitalization stocks of the U.S. stock market.

(c)
Invested in the Russell Equity II Fund. The fund seeks returns that exceed the Russell 2500 Index by investing in the small- and mid-capitalization stocks of the U.S. stock market.

(d)
Invested in the Russell International Fund with Active Currency at December 31, 2011 and 2012, which benchmarks against the Russell Developed ex-U.S. Large Cap Index Net and seeks favorable total returns and additional diversification through investment in non-U.S. equity securities and active currency management. The fund participates primarily in the stock markets of Europe and the Pacific Rim and seeks to opportunistically add value through active investment in foreign currencies. In addition, at December 31, 2012, our investments in this category included the Russell Emerging Market Fund, which benchmarks against the Russell Emerging Markets Index and is designed to maintain a broadly diversified exposure to emerging market countries.

(e)
Invested in the Russell Multi-Manager Bond Fund. The fund seeks to outperform the Barclays Capital U.S. Aggregate Bond Index over a full market cycle. The fund is designed to provide current income and, as a secondary objective, capital appreciation through a variety of diversified strategies, including sector rotation, modest interest rate timing, security selection, and tactical use of high-yield and emerging market bonds.

(f)
The fund seeks to produce high risk-adjusted returns while targeting a low long-term average correlation to traditional markets. The fund invests internationally in a broad range of instruments, including, but not limited to, equities, currencies, convertible securities, futures, forwards, options,

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

  swaps, and other derivative products. The fair value of the hedge fund is estimated using the NAV of the investments as a practical expedient for fair value. We have the ability to redeem these investments at NAV within the near term, and they are thus classified within Level 2.

(g)
Invested in the Russell Real Estate Equity Fund. Real estate investments include those in limited partnerships that invest in various domestic commercial and residential real estate projects. The fair values of real estate assets are typically determined by using income and/or cost approaches or a comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions, and the status of the capital markets, and they are thus classified within Level 3. Notwithstanding the above, the variety of valuation bases adopted and quality of management data of the underlying assets means that there are inherent difficulties in determining the value of the investments. Amounts realized on the sale of these investments may differ from the calculated values. We have the ability to redeem the real estate investments with a 110-calendar-day written notice prior to a quarterly trade date.

        The following table sets forth a summary of changes in the fair value of the pension plans' Level 3 assets for the years ended December 31, 2011 and 2012:

	December 31
	2011	2012
	(thousands)
Balance, beginning of year	$—	$13,000
Purchases	13,000	—
Unrealized gain	—	1,310

Balance, end of year	$13,000	$14,310

Cash Flows

        On July 13, 2012, we contributed company-owned real property with a carrying value of $6.2 million to the pension plans from two locations in our Building Materials Distribution segment. The pension plans obtained independent appraisals of the properties, and based on these appraisals, the plans recorded the contribution at fair value of $9.8 million.

        We are leasing back the contributed properties for an initial term of ten years with two five-year extension options and continue to use the properties in our distribution operations. Rent payments are made quarterly, with first-year annual rents of $0.8 million and 2% annual escalation rates thereafter. Each lease provides us a right of first refusal on any subsequent sale by the pension plans, as well as repurchase options at the end of the initial term and extension periods. The plans engaged an independent fiduciary who negotiated the lease terms and also manages the properties on behalf of the plans.

        We determined that the contribution of the properties does not meet the accounting definition of a plan asset within the scope of Accounting Standards Codification 715, Compensation—Retirement Benefits. Accordingly, the contributed properties are not considered a contribution for accounting purposes and, as a result, are not included in plan assets and have no impact on the net pension liability recorded on our Consolidated Balance Sheets. We continue to depreciate the carrying value of the properties in our financial statements, and no gain or loss was recognized at the contribution date for accounting purposes. Lease payments are recorded as pension contributions.

Notes to Consolidated Financial Statements (Continued)

11. Retirement and Benefit Plans (Continued)

        Our practice is to fund the pension plans in amounts sufficient to meet the minimum requirements of U.S. federal laws and regulations. Additional discretionary funding may be provided as deemed appropriate. For the years ended December 31, 2010, 2011, and 2012, we made cash contributions to our pension plans totaling $3.9 million, $13.6 million, and $8.5 million, respectively. Cash contributions in 2012 include $0.4 million of lease payments. The total cash and real property contributions satisfied U.S. Department of Labor minimum pension contribution requirements for 2012. We expect to contribute approximately $11 million to our pension plans in 2013, of which $9.3 million was contributed in February 2013.

        The following benefit payments are expected to be paid to plan participants. Qualified pension benefit payments are paid from plan assets, while nonqualified pension benefit payments are paid by the company.

Pension Benefits
(thousands)
2013	$17,918
2014	19,771
2015	21,445
2016	22,809
2017	24,203
Years 2018 - 2022	136,932

12. Long-Term Incentive Compensation Plans

Long-Term Incentive Cash Plan

        In 2010, 2011, and 2012, key managers participated in a long-term incentive plan (LTIP) that pays awards in cash. The LTIP provided an annual award notice to participants granting them the opportunity to earn a cash award that was based on a target percentage of the participant's base salary and the company's achievement against corporate goals, both of which were set annually. Under the LTIP, the award, if any, is paid in three equal installments due no later than March 15 of the three years following the year the award was granted with continued employment as a precondition for receipt of each award installment. We recognize compensation expense based on the probability of the performance goals being met over the vesting period. We recognized $3.0 million, $2.4 million, and $6.7 million of LTIP expense in 2010, 2011, and 2012, respectively.

Management Equity Agreement

        Certain key managers and unaffiliated directors (each a management investor) have purchased or been awarded, pursuant to the terms of separate Management Equity Agreements or Director Equity Agreements (collectively the Equity Plan), equity units in Forest Products Holdings, L.L.C. (FPH) at prices (with respect to Series B Units) that approximated fair value on the date of purchase. Those who purchased the FPH Series B equity units received grants of FPH Series C equity units (profit interests) that represent the right to participate in profits. In addition, FPH has issued Series C equity units to key managers and nonaffiliated directors for no consideration.

Notes to Consolidated Financial Statements (Continued)

12. Long-Term Incentive Compensation Plans (Continued)

Compensation Expense

        We did not recognize compensation expense on the date of grant for the Series B equity units, because the fair value of the units issued by FPH was equal to or less than the amount each employee was required to pay. The Series C equity units are accounted for as restricted stock. We recognized compensation expense for the Series C equity units based on the fair value on the date of the grant and/or the award modification date. Compensation expense was recognized ratably over the vesting period for the Series C equity units that vest over time and ratably over the award period for the units that vest based on internal rates of return. During the year ended December 31, 2010, we recognized $1.6 million of compensation expense, which was primarily recorded in "General and administrative expenses." No related compensation expense was recorded in 2011 or 2012, as all equity units were fully vested or forfeited as of December 31, 2010.

Redemption Provisions

        The FPH Series B and Series C equity units held by management investors are redeemable at FPH's option upon termination of the management investor's employment (or membership on the company's board of directors) and at the option of the holder in the event of death or disability or the sale of a division resulting in the termination of his or her employment. The Senior Notes and our Revolving Credit Facility contain a restricted payments covenant with a specific exception for equity redemptions up to $5 million in any year, subject to a two-year carryforward and carryback provision that provides an aggregate limit in any one year of $15 million. Additional exceptions to the covenant may also be utilized to permit equity redemptions.

        Except in the event of death or disability, BC Holdings believes that the redemption of these units is within its control due to the interlocking boards of FPH and BC Holdings and because FPH was organized solely for the purpose of establishing BC Holdings to complete the Forest Products Acquisition. Repurchases under the Equity Plan have been funded by mirror-image redemptions of Series B and Series C equity units held by FPH in its subsidiaries. The redemption of the FPH Series B and Series C equity units and the expected parallel redemptions of our Series B and Series C equity units are a contingent event outside the employee's control. However, because FPH units are subject to mandatory redemption in an event that is outside BC Holdings' control (death or disability), these units are required to be classified outside of permanent equity on the Consolidated Balance Sheets at fair value as of the grant date and/or award modification date. Accordingly, at December 31, 2011 and 2012, BC Holdings recorded and allocated to us $8.7 million and $6.4 million, respectively, which we recorded in "Redeemable equity" on our Consolidated Balance Sheets.

        In the event that a management investor's employment with us is terminated or his service as a director terminates, as the case may be, FPH holds an option, pursuant to the Equity Plan, to reacquire its equity units held by departing management investors at prices provided for in such agreements. FPH did not redeem or repurchase any equity units in 2010, 2011, and 2012.

Notes to Consolidated Financial Statements (Continued)

12. Long-Term Incentive Compensation Plans (Continued)

Activity of Redeemable Equity Units

        The following summarizes the activity of the redeemable equity units, based on the fair value of the equity units as of the grant date or the date the awards were modified.

	Series B Equity Units			Series C Equity Units
	Units	Weighted Average Grant- Date Fair Value	Amount	Units	Weighted Average Grant- Date Fair Value	Amount	Total Redeemable Equity
	(thousands, except per-share data)
Balance at December 31, 2010	2,736	$1.00	$2,736	14,425	$0.46	$6,563	$9,299

Allocation of redeemable equity to Stockholder's equity(a)	(214)	1.00	(214)	(710)	0.47	(336)	(550)

Balance at December 31, 2011	2,522	1.00	2,522	13,715	0.45	6,227	8,749

Allocation of redeemable equity to Stockholder's equity(a)	(114)	1.00	(114)	(6,326)	0.35	(2,192)	(2,306)

Balance at December 31, 2012	2,408	$1.00	$2,408	7,389	$0.55	$4,035	$6,443

(a)
In 2011 and 2012, we reclassified certain redeemable equity units into "Stockholder's Equity" on our Consolidated Balance Sheets. The reclassifications resulted from employee retirements or terminations causing the equity units to no longer be subject to mandatory redemption in an event that is outside of BC Holdings' control.

        As of December 31, 2010, all Series B and Series C service-condition equity units were vested, and all compensation expense related to the equity units had been recognized.

13. Equity

        Boise Cascade had issued and outstanding 29,700,000 shares of common stock as of December 31, 2011 and 2012. See Note 16, Subsequent Events, for a discussion of our conversion from a limited liability company to a corporation. Each share of common stock entitles the holder to one vote on matters to be voted on by the stockholders of Boise Cascade.

        On February 11, 2013, we closed on our initial public offering by issuing 13,529,412 shares of common stock. As a result of this initial public offering, we received proceeds of approximately $263 million, net of underwriting discounts and offering expenses.

Distributions

        In 2010 and 2011, we did not make any cash distributions. In 2012, we made $228.3 million of cash distributions to BC Holdings. Both our senior credit facility and the indenture governing our senior subordinated notes permitted these distributions.

Notes to Consolidated Financial Statements (Continued)

13. Equity (Continued)

Accumulated Other Comprehensive Loss

        Changes in accumulated other comprehensive loss are as follows:

Accumulated Other Comprehensive Loss
(thousands)
Balance at December 31, 2010, net of taxes	$(40,195)

Defined benefit pension plans, current-period other comprehensive loss	(80,650)

Balance at December 31, 2011, net of taxes	(120,845)

Defined benefit pension plans, current-period other comprehensive loss	(384)

Balance at December 31, 2012, net of taxes	$(121,229)

Registration Rights Agreement

        In connection with our initial public offering, we entered into a registration rights agreement with BC Holdings on February 8, 2013. BC Holdings is entitled to request that the company register its shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be "shelf registrations." BC Holdings is also entitled to participate in certain registered offerings by the company, subject to the restrictions in the registration rights agreement. The company will pay BC Holdings' expenses in connection with BC Holdings' exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by BC Holdings as of February 11, 2013, (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, and (iii) any of our common stock held by Madison Dearborn Capital Partners IV, L.P. (MDCP IV) and its affiliates ("Registrable Securities"). These registration rights are also for the benefit of any subsequent holder of Registrable Securities, provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of Boise Cascade and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than MDCP IV and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

14. Segment Information

        We operate our business using three reportable segments: Wood Products, Building Materials Distribution, and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these segments.

        Our Wood Products segment manufactures and sells EWP, consisting of laminated veneer lumber (LVL), I-joists, and laminated beams, which are structural products used in applications where extra strength and consistent quality is required, such as headers and beams. LVL is also used in the

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

manufacture of engineered I-joists, which are assembled by combining a vertical web of oriented strand board (OSB) with top and bottom LVL or solid wood flanges. We also produce plywood, studs, particleboard, and ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings, and doors. Our wood products are used primarily in new residential construction, residential repair-and-remodeling markets, and light commercial construction. Most of our wood products are sold to leading wholesalers (including our Building Materials Distribution segment), home improvement centers, retail lumberyards, and industrial converters. During 2012, approximately 38% of Wood Products' overall sales, including approximately 73% of Wood Products' EWP sales, were to our Building Materials Distribution segment.

        Our Building Materials Distribution segment is a leading national stocking wholesale distributor of building materials. We distribute a broad line of building materials, including engineered wood products (EWP), oriented strand board (OSB), plywood, lumber, and general line items such as siding, metal products, insulation, roofing, and composite decking. Except for EWP, we purchase most of these building materials from third-party suppliers and market them primarily to retail lumberyards and home improvement centers that then sell the products to the final end customers, who are typically professional builders, independent contractors, and homeowners engaged in residential construction projects.

        Our Corporate and Other segment includes corporate support staff services, related assets and liabilities, and foreign exchange gains and losses. These support services include, but are not limited to, finance, accounting, legal, information technology, and human resource functions. We have purchased many of these services from Boise Inc. under an Outsourcing Services Agreement, under which Boise Inc. provides a number of corporate staff services to us at cost. See Note 3, Outsourcing Services Agreement, for more information.

        The segments' profits and losses are measured on operating profits before interest expense and interest income. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

        The segments follow the accounting principles described in Note 2, Summary of Significant Accounting Policies.

        For the years ended December 31, 2011 and 2012, sales to one customer accounted for $210.4 million and $304.9 million, or approximately 10% and 11%, respectively, of total sales. Sales to this customer were recorded in our Wood Products and our Building Materials Distribution segments. No other customer accounted for 10% or more of total sales.

        Export sales to foreign unaffiliated customers were $42.3 million, $57.3 million, and $70.0 million for the years ended December 31, 2010, 2011, and 2012, respectively.

        At December 31, 2010, 2011, and 2012, and for the years then ended, long-lived assets located in foreign countries and net sales originating in foreign countries were not material.

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

        Segment sales to external customers, including related parties, by product line are as follows:

	Year Ended December 31
	2010	2011	2012
		(millions)
Wood Products
Plywood and veneer	224.0	214.5	324.6
Engineered wood products	86.5	92.1	87.9
Lumber	67.5	69.6	77.4
Byproducts	33.9	44.5	44.6
Particleboard	28.2	26.1	33.1
Other	24.0	23.3	21.8

	464.0	470.2	589.3

Building Materials Distribution
Commodity	$879.0	$835.1	$1,092.7
General line	697.0	722.0	794.9
Engineered wood products	200.6	220.8	302.2

	1,776.6	1,777.9	2,189.8

	$2,240.6	$2,248.1	$2,779.1

        An analysis of our operations by segment is as follows:

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA(d)	Capital Expenditures	Assets
	(millions)
Year Ended December 31, 2010
Wood Products(a)	$438.8	$25.3	$223.4	$687.4	$(8.1)	$27.1	$19.0	$22.9	$335.3
Building Materials Distribution(a)	1,776.6	—	1.4	1,778.0	11.6	7.5	19.1	12.9	356.4
Corporate and Other	—	—	—	—	(16.3)	0.3	(16.0)	—	260.6
Intersegment eliminations	—	—	(224.8)	(224.8)	—	—	—	—	—

	$2,215.3	$25.3	$—	$2,240.6	(12.8)	$34.9	$22.1	$35.8	$952.2

Interest expense					(21.0)
Interest income					0.8

					$(33.0)

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA(d)	Capital Expenditures(c)	Assets
	(millions)
Year Ended December 31, 2011
Wood Products(b)	$451.4	$18.8	$242.3	$712.5	$(15.1)	$28.4	$13.3	$29.3	$351.6
Building Materials Distribution(b)	1,777.9	—	1.4	1,779.4	2.0	8.4	10.4	10.0	366.9
Corporate and Other	—	—	—	—	(14.5)	0.2	(14.2)	—	184.3
Intersegment eliminations	—	—	(243.7)	(243.7)	—	—	—	—	—

	$2,229.3	$18.8	$—	$2,248.1	(27.5)	$37.0	$9.5	$39.3	$902.8

Interest expense					(19.0)
Interest income					0.4

					$(46.1)

	Sales				Income (Loss) Before Income Taxes
	Trade	Related Parties	Inter- segment	Total		Depreciation and Amortization	EBITDA(d)	Capital Expenditures(c)	Assets
	(millions)
Year Ended December 31, 2012
Wood Products	$569.5	$19.8	$353.9	$943.3	$55.8	$24.4	$80.2	$22.7	$366.1
Building Materials Distribution	2,189.8	—	0.5	2,190.2	24.0	8.8	32.9	7.1	415.7
Corporate and Other	—	—	—	—	(16.7)	0.1	(16.5)	—	54.6
Intersegment eliminations	—	—	(354.4)	(354.4)	—	—	—	—	—

	$2,759.3	$19.8	$—	$2,779.1	63.2	$33.4	$96.6	$29.7	$836.4

Interest expense					(21.8)
Interest income					0.4

					$41.8

(a)
Included $4.6 million of income for cash received from a litigation settlement related to vendor product pricing. We recorded $4.1 million in our Building Materials Distribution segment and $0.5 million in our Wood Products segment.

(b)
In 2011, we permanently closed a laminated beam plant in our Wood Products segment, and we recorded the related expense of $1.3 million in "Other (income) expense, net" and $0.4 million of accelerated depreciation in "Depreciation and Amortization" in our Consolidated Statement of Operations for the year ended December 31, 2011. Also, during the year ended December 31, 2011, we recorded $2.0 million of noncash asset write-downs in "Other (income) expense, net," of which $1.2 million was recorded in our Building Materials Distribution segment and $0.9 million was recorded in our Wood Products segment.

(c)
Capital spending in 2011 for Wood Products includes $5.8 million for the acquisition of a laminated beam and decking manufacturing plant in Homedale, Idaho. Capital spending in 2012 for Wood Products includes $2.4 million for the acquisition of a sawmill in Arden, Washington.

(d)
EBITDA is defined as income (loss) before interest (interest expense and interest income), income taxes, and depreciation and amortization. EBITDA is the primary measure used by our chief operating decision maker to

Notes to Consolidated Financial Statements (Continued)

14. Segment Information (Continued)

  evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that are used by our internal decision makers and because it is frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for the limitations of EBITDA by relying on our GAAP results. Our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

          The following is a reconciliation of net income (loss) to EBITDA for the consolidated company:

	Year Ended December 31
	2010	2011	2012
	(millions)
Net income (loss)	$(33.3)	$(46.4)	$41.5
Interest expense	21.0	19.0	21.8
Interest income	(0.8)	(0.4)	(0.4)
Income tax provision	0.3	0.2	0.3
Depreciation and amortization	34.9	37.0	33.4

EBITDA	$22.1	$9.5	$96.6

  15. Commitments, Legal Proceedings and Contingencies, and Guarantees

  Commitments

          We have commitments for leases and long-term debt that are discussed further in Note 6, Leases, and Note 9, Debt. In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business.

          We are a party to a number of long-term log and fiber supply agreements. At December 31, 2012, our total obligation for log and fiber purchases under contracts with third parties was approximately $227 million based on fixed contract pricing or first quarter 2013 pricing for variable contracts. Under most of these log and fiber supply agreements, we have the right to cancel or reduce our commitments in the event of a mill curtailment or shutdown. Future purchase prices under most of these agreements will be set quarterly or semiannually based on regional market prices. Our log and fiber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, log and fiber availability, and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our consolidated financial statements until the transactions occur. In July 2012, there was a change in the ownership of timberlands that serve as a significant source of fiber to our Wood Products segment pursuant to a number of long-term fiber supply agreements. The affected supply agreements remain in place, with our rights and the new owners' obligations under those agreements unchanged. As such, we do not anticipate the ownership transition will negatively affect our operations.

Notes to Consolidated Financial Statements (Continued)

15. Commitments, Legal Proceedings and Contingencies, and Guarantees (Continued)

        We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. At December 31, 2012, we had approximately $8.6 million of utility purchase commitments. These payment obligations were estimated either at market prices as of December 31, 2012, or at a fixed price, in each case in accordance with the terms of the related utility contract or tariff. Because we consume the energy in the manufacture of our products, these obligations represent the face value of the contracts, not resale value.

Legal Proceedings and Contingencies

        We are a party to routine legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings or environmental claims that we believe would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows.

Guarantees

        We provide guarantees, indemnifications, and assurances to others.

        Boise Cascade and its subsidiaries (Boise Cascade Wood Products, L.L.C. and Boise Cascade Building Materials Distribution, L.L.C.) act as co-borrowers under our Revolving Credit Facility, described in Note 9, Debt. Their obligations are guaranteed by each of our remaining domestic subsidiaries.

        Boise Cascade and its wholly owned subsidiary, Boise Finance, issued $250.0 million of 6.375% senior notes due in 2020. At December 31, 2012, $250.0 million of the notes were outstanding. The Senior Notes are guaranteed by each of Boise Cascade's existing and future direct or indirect domestic subsidiaries that is a guarantor or co-borrower under our Revolving Credit Facility, other than Boise Finance. See Note 9, Debt and Note 18, Consolidating Guarantor and Nonguarantor Financial Information, for more information.

        Boise Cascade issued guarantees to a limited number of trade creditors of one or more of its principal operating subsidiaries, Boise Cascade Wood Products, L.L.C. and Boise Cascade Building Materials Distribution, L.L.C., for trade credit obligations arising in the ordinary course of the business of such operating subsidiaries. These included guarantees of the obligations of Boise Cascade Wood Products, L.L.C., with respect to present and future timber sale agreements and several facility and rolling stock leases entered into by such subsidiaries and by Boise Cascade Building Materials Distribution, L.L.C. Boise Cascade's exposure under these agreements is limited to future timber purchases and the minimum lease payment requirements under the agreements. Boise Cascade also enters into guarantees of various raw material or energy supply agreements arising in the ordinary course of business.

        All surety bonds and most letters of credit supporting obligations of subsidiaries sold or liabilities assumed by Boise Inc. in connection with the sale of our Paper and Packaging & Newsprint assets in 2008 have been replaced by new surety bonds or letters of credit issued without our credit support. The principal exception is letters of credit supporting workers' compensation obligations assumed by Boise Inc., which as a matter of state law must remain in our name even though the underlying liabilities and exposures have been assumed by Boise Inc. We are entitled to an indemnification from the purchaser for liabilities with respect to such letters of credit arising from workers' compensation

Notes to Consolidated Financial Statements (Continued)

15. Commitments, Legal Proceedings and Contingencies, and Guarantees (Continued)

claims assumed by Boise Inc. and for our costs of maintaining Boise Inc.'s share of any such letter of credit.

        We enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, financing transactions, indemnifications against third-party claims arising out of arrangements to provide services to us, and indemnifications in merger and acquisition agreements. At December 31, 2012, we are unable to estimate the maximum potential liability under these indemnifications, and we are not aware of any material liabilities arising from these indemnifications.

16. Subsequent Events

        On February 4, 2013, we converted to a Delaware corporation from a Delaware limited liability company by filing a certificate of conversion in Delaware. The common stock authorized and outstanding, par values, net income (loss) per share amounts, and other per-share disclosures for all periods presented have been adjusted to reflect the impact of this conversion. No shares were dilutive or antidilutive in any period presented.

	Year Ended December 31
	2010	2011	2012
	(thousands, except for per-share data)
Net income (loss)	$(33,297)	$(46,363)	$41,496
Weighted average number of common shares for basic net income (loss) per common share	29,700	29,700	29,700
Incremental effect of dilutive common stock equivalents	—	—	—

Weighted average number of common shares for diluted net income (loss) per common share	29,700	29,700	29,700

Net income (loss) per common share:
Basic	$(1.12)	$(1.56)	$1.40

Diluted	$(1.12)	$(1.56)	$1.40

        See Note 13, Equity, for a discussion of our initial public offering subsequent to December 31, 2012.

17. Quarterly Results of Operations (unaudited)

	2011
	First Quarter(a)	Second Quarter	Third Quarter	Fourth Quarter(b)
	(millions, except per-share amounts)
Net sales	$483.2	$589.4	$628.0	$547.4
Income (loss) from operations	$(14.8)	$(5.3)	$2.1	$(9.1)
Net loss	$(19.0)	$(9.9)	$(3.7)	$(13.8)
Net loss per common share—Basic and Diluted	$(0.64)	$(0.33)	$(0.12)	$(0.46)

Notes to Consolidated Financial Statements (Continued)

17. Quarterly Results of Operations (unaudited) (Continued)

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(millions, except per-share amounts)
Net sales	$587.0	$732.9	$764.6	$694.6
Income from operations	$6.2	$20.1	$28.1	$8.6
Net income	$1.7	$15.0	$23.5	$1.3
Net income per common share—Basic and Diluted	$0.06	$0.51	$0.79	$0.04

(a)
Included $1.5 million of expense related to the closure of a laminated beam plant in Emmett, Idaho.

Included $1.2 million in noncash asset write-downs.

(b)
Included $0.9 million in noncash asset write-downs.

18. Consolidating Guarantor and Nonguarantor Financial Information

        The following consolidating financial information presents the Statements of Comprehensive Income (Loss), Balance Sheets, and Cash Flows related to Boise Cascade. The Senior Notes are guaranteed fully and unconditionally, and jointly and severally by each of our existing and future subsidiaries (other than our foreign subsidiaries). Each of our existing subsidiaries that is a guarantor of the Senior Notes is 100% owned by Boise Cascade. Other than the consolidated financial statements and footnotes for Boise Cascade and the consolidating financial information, financial statements and other disclosures concerning the guarantors have not been presented because management believes that such information is not material to investors.

        Furthermore, the cancellation provisions of the guarantor subsidiaries are customary and they do not include an arrangement that permits a guarantor subsidiary to opt out of the obligation prior to or during the term of the debt. Each guarantor subsidiary is automatically released from its obligations as a guarantor upon the sale of the subsidiary or substantially all of its assets to a third party, the designation of the subsidiary as an unrestricted subsidiary for purposes of the covenants included in the indenture, the release of the indebtedness under the indenture, or if the issuer exercises its legal defeasance option or the discharge of its obligations in accordance with the indenture governing the Senior Notes.

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2010

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Sales
Trade	$—	$2,200,379	$14,953	$—	$2,215,332
Intercompany	—	57	14,398	(14,455)	—
Related parties	—	25,259	—	—	25,259

	—	2,225,695	29,351	(14,455)	2,240,591

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,930,316	31,442	(14,396)	1,947,362
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	33,613	—	—	33,613
Depreciation and amortization	346	32,635	1,918	—	34,899
Selling and distribution expenses	—	201,079	1,385	—	202,464
General and administrative expenses	14,400	24,122	—	(59)	38,463
General and administrative expenses from related party	1,576	—	—	—	1,576
Other (income) expense, net	373	(4,881)	(116)	—	(4,624)

	16,695	2,216,884	34,629	(14,455)	2,253,753

Income (loss) from operations	(16,695)	8,811	(5,278)	—	(13,162)

Foreign exchange gain (loss)	12	(57)	397	—	352
Gain on repurchase of long-term debt	28	—	—	—	28
Interest expense	(21,005)	—	—	—	(21,005)
Interest income	386	404	—	—	790

	(20,579)	347	397	—	(19,835)

Income (loss) before income taxes and equity in net income of affiliates	(37,274)	9,158	(4,881)	—	(32,997)
Income tax provision	(215)	(66)	(19)	—	(300)

Income (loss) before equity in net income of affiliates	(37,489)	9,092	(4,900)	—	(33,297)
Equity in net income of affiliates	4,192	—	—	(4,192)	—

Net income (loss)	(33,297)	9,092	(4,900)	(4,192)	(33,297)

Other comprehensive loss
Defined benefit pension plans
Net actuarial loss	(4,027)	—	—	—	(4,027)
Amortization of actuarial loss	556	—	—	—	556
Amortization of prior service costs	178	—	—	—	178

Other comprehensive loss	(3,293)	—	—	—	(3,293)

Comprehensive income (loss)	$(36,590)	$9,092	$(4,900)	$(4,192)	$(36,590)

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
Sales
Trade	$—	$2,215,983	$13,342	$—	$2,229,325
Intercompany	—	—	11,157	(11,157)	—
Related parties	—	18,763	—	—	18,763

	—	2,234,746	24,499	(11,157)	2,248,088

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	1,939,993	24,436	(11,810)	1,952,619
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	40,058	—	—	40,058
Depreciation and amortization	240	35,010	1,772	—	37,022
Selling and distribution expenses	—	202,254	2,744	—	204,998
General and administrative expenses	13,613	22,976	—	653	37,242
Other (income) expense, net	111	4,114	(1,030)	—	3,195

	13,964	2,244,405	27,922	(11,157)	2,275,134

Loss from operations	(13,964)	(9,659)	(3,423)	—	(27,046)

Foreign exchange gain (loss)	(510)	20	(7)	—	(497)
Interest expense	(18,987)	—	—	—	(18,987)
Interest income	185	222	—	—	407

	(19,312)	242	(7)	—	(19,077)

Loss before income taxes and equity in net loss of affiliates	(33,276)	(9,417)	(3,430)	—	(46,123)
Income tax provision	(216)	(24)	—	—	(240)

Loss before equity in net loss of affiliates	(33,492)	(9,441)	(3,430)	—	(46,363)
Equity in net loss of affiliates	(12,871)	—	—	12,871	—

Net loss	(46,363)	(9,441)	(3,430)	12,871	(46,363)

Other comprehensive loss
Defined benefit pension plans
Net actuarial loss	(83,528)	—	—	—	(83,528)
Amortization of actuarial loss	2,703	—	—	—	2,703
Amortization of prior service costs and other	175	—	—	—	175

Other comprehensive loss	(80,650)	—	—	—	(80,650)

Comprehensive loss	$(127,013)	$(9,441)	$(3,430)	$12,871	$(127,013)

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Comprehensive Income (Loss)

For the Year Ended December 31, 2012

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
Sales
Trade	$—	$2,746,208	$13,082	$—	$2,759,290
Intercompany	—	—	13,396	(13,396)	—
Related parties	—	19,772	—	—	19,772

	—	2,765,980	26,478	(13,396)	2,779,062

Costs and expenses
Materials, labor, and other operating expenses (excluding depreciation)	—	2,329,853	27,885	(14,564)	2,343,174
Materials, labor, and other operating expenses from related parties (excluding depreciation)	—	60,271	—	—	60,271
Depreciation and amortization	120	31,691	1,596	—	33,407
Selling and distribution expenses	—	231,593	3,462	—	235,055
General and administrative expenses	16,425	25,529	—	1,168	43,122
Other (income) expense, net	126	2,818	(2,042)	—	902

	16,671	2,681,755	30,901	(13,396)	2,715,931

Income (loss) from operations	(16,671)	84,225	(4,423)	—	63,131

Foreign exchange gain (loss)	149	(124)	12	—	37
Interest expense	(21,757)	—	—	—	(21,757)
Interest income	196	196	—	—	392

	(21,412)	72	12	—	(21,328)

Income (loss) before income taxes and equity in net income of affiliates	(38,083)	84,297	(4,411)	—	41,803
Income tax provision	(300)	(7)	—	—	(307)

Income (loss) before equity in net income of affiliates	(38,383)	84,290	(4,411)	—	41,496
Equity in net income of affiliates	79,879	—	—	(79,879)	—

Net income (loss)	41,496	84,290	(4,411)	(79,879)	41,496

Other comprehensive loss
Defined benefit pension plans
Net actuarial loss	(8,432)	—	—	—	(8,432)
Amortization of actuarial loss	7,632	—	—	—	7,632
Amortization of prior service costs	416	—	—	—	416

Other comprehensive loss	(384)	—	—	—	(384)

Comprehensive income (loss)	$41,112	$84,290	$(4,411)	$(79,879)	$41,112

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
ASSETS
Current
Cash and cash equivalents	$182,326	$20	$109	$—	$182,455
Receivables
Trade, less allowances	—	118,267	634	—	118,901
Related parties	935	301	—	—	1,236
Intercompany	—	56	—	(56)	—
Other	(90)	3,661	225	—	3,796
Inventories	—	278,580	5,398	—	283,978
Prepaid expenses and other	843	3,972	49	—	4,864

	184,014	404,857	6,415	(56)	595,230

Property and equipment, net	1,259	255,117	10,080	—	266,456
Timber deposits	—	8,327	—	—	8,327
Deferred financing costs	4,962	—	—	—	4,962
Goodwill	—	12,170	—	—	12,170
Intangible assets	—	8,900	—	—	8,900
Other assets	20	6,765	1	—	6,786
Investments in affiliates	557,925	—	—	(557,925)	—

Total assets	$748,180	$696,136	$16,496	$(557,981)	$902,831

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2011 (Continued)

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$8,633	$107,336	$789	$—	$116,758
Related parties	395	747	—	—	1,142
Intercompany	—	—	56	(56)	—
Accrued liabilities
Compensation and benefits	12,104	19,816	347	—	32,267
Interest payable	3,326	—	—	—	3,326
Other	2,470	21,045	971	—	24,486

	26,928	148,944	2,163	(56)	177,979

Debt
Long-term debt	219,560	—	—	—	219,560

Other
Compensation and benefits	200,248	—	—	—	200,248
Other long-term liabilities	10,076	3,600	—	—	13,676

	210,324	3,600	—	—	213,924

Redeemable equity	8,749	—	—	—	8,749

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	482,894	—	—	—	482,894
Accumulated other comprehensive loss	(120,845)	—	—	—	(120,845)
Accumulated deficit	(79,727)	—	—	—	(79,727)
Subsidiary equity	—	543,592	14,333	(557,925)	—

Total stockholder's equity	282,619	543,592	14,333	(557,925)	282,619

Total liabilities and stockholder's equity	$748,180	$696,136	$16,496	$(557,981)	$902,831

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2012

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current
Cash and cash equivalents	$54,294	$35	$178	$—	$54,507
Receivables
Trade, less allowances	65	133,554	1,124	—	134,743
Related parties	16	658	—	—	674
Other	25	5,631	548	—	6,204
Inventories	—	320,279	5,527	—	325,806
Prepaid expenses and other	914	4,576	33	—	5,523

	55,314	464,733	7,410	—	527,457

Property and equipment, net	1,284	255,869	8,771	—	265,924
Timber deposits	—	6,221	—	—	6,221
Deferred financing costs	7,562	—	—	—	7,562
Goodwill	—	12,170	—	—	12,170
Intangible assets	—	8,900	—	—	8,900
Other assets	729	7,435	—	—	8,164
Investments in affiliates	565,355	—	—	(565,355)	—

Total assets	$630,244	$755,328	$16,181	$(565,355)	$836,398

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Balance Sheets at December 31, 2012 (Continued)

	Boise Cascade, L.L.C.	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
LIABILITIES AND STOCKHOLDER'S EQUITY
Current
Accounts payable
Trade	$11,072	$128,565	$555	$—	$140,192
Related parties	402	1,548	—	—	1,950
Accrued liabilities
Compensation and benefits	17,272	43,938	604	—	61,814
Interest payable	3,188	—	—	—	3,188
Other	2,082	25,873	1,088	—	29,043

	34,016	199,924	2,247	—	236,187

Debt
Long-term debt	275,000	—	—	—	275,000

Other
Compensation and benefits	206,668	—	—	—	206,668
Other long-term liabilities	10,353	3,983	—	—	14,336

	217,021	3,983	—	—	221,004

Redeemable equity	6,443	—	—	—	6,443

Commitments and contingent liabilities
Stockholder's equity
Preferred stock	—	—	—	—	—
Common stock	297	—	—	—	297
Additional paid-in capital	256,927	—	—	—	256,927
Accumulated other comprehensive loss	(121,229)	—	—	—	(121,229)
Accumulated deficit	(38,231)				(38,231)
Subsidiary equity	—	551,421	13,934	(565,355)	—

Total stockholder's equity	97,764	551,421	13,934	(565,355)	97,764

Total liabilities and stockholder's equity	$630,244	$755,328	$16,181	$(565,355)	$836,398

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$(33,297)	$9,092	$(4,900)	$(4,192)	$(33,297)
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(4,192)	—	—	4,192	—
Depreciation and amortization, including deferred financing costs and other	3,121	32,635	1,918	—	37,674
Pension expense	7,449	—	—	—	7,449
Management equity units expense	1,625	—	—	—	1,625
Gain on repurchase of long-term debt	(28)	—	—	—	(28)
Other	(2)	116	(457)	—	(343)
Decrease (increase) in working capital, net of acquisitions
Receivables	107	(6,398)	(47)	—	(6,338)
Inventories	—	(27,001)	(1,427)	—	(28,428)
Prepaid expenses and other	(251)	(71)	22	—	(300)
Accounts payable and accrued liabilities	847	30,369	1,203	—	32,419
Pension contributions	(3,873)	—	—	—	(3,873)
Other	3,057	678	(8)	—	3,727

Net cash provided by (used for) operations	(25,437)	39,420	(3,696)	—	10,287

Cash provided by (used for) investment
Expenditures for property and equipment	(10)	(34,675)	(1,066)	—	(35,751)
Proceeds from sales of assets	656	520	78	—	1,254
Other	—	(1,358)	402	—	(956)

Net cash provided by (used for) investment	646	(35,513)	(586)	—	(35,453)

Cash provided by (used for) financing
Issuances of long-term debt	45,000	—	—	—	45,000
Payments of long-term debt	(128,451)	—	—	—	(128,451)
Proceeds from Boise Cascade Holdings, L.L.C., for sale of shares of Boise Inc.	86,117	—	—	—	86,117
Due to (from) affiliates	(510)	(3,910)	4,420	—	—

Net cash provided by (used for) financing	2,156	(3,910)	4,420	—	2,666

Net increase (decrease) in cash and cash equivalents	(22,635)	(3)	138	—	(22,500)
Balance at beginning of the period	286,999	19	83	—	287,101

Balance at end of the period	$264,364	$16	$221	$—	$264,601

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2011

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net loss	$(46,363)	$(9,441)	$(3,430)	$12,871	$(46,363)
Items in net loss not using (providing) cash
Equity in net loss of affiliates	12,871	—	—	(12,871)	—
Depreciation and amortization, including deferred financing costs and other	2,450	35,010	1,772	—	39,232
Pension expense	11,368	—	—	—	11,368
Other	564	1,250	406	—	2,220
Decrease (increase) in working capital, net of acquisitions
Receivables	(866)	(15,369)	560	—	(15,675)
Inventories	—	(21,416)	517	—	(20,899)
Prepaid expenses and other	112	(183)	(1)	—	(72)
Accounts payable and accrued liabilities	(829)	3,130	(423)	—	1,878
Pension contributions	(13,621)	—	—	—	(13,621)
Other	(685)	(358)	(6)	—	(1,049)

Net cash used for operations	(34,999)	(7,377)	(605)	—	(42,981)

Cash provided by (used for) investment
Expenditures for property and equipment	(21)	(32,703)	(813)	—	(33,537)
Acquisitions of businesses and facilities	—	(5,782)	—	—	(5,782)
Proceeds from sales of assets	—	3,126	—	—	3,126
Other	(265)	(60)	(99)	—	(424)

Net cash used for investment	(286)	(35,419)	(912)	—	(36,617)

Cash provided by (used for) financing
Credit facility financing costs	(2,548)	—	—	—	(2,548)
Due to (from) affiliates	(44,205)	42,800	1,405	—	—

Net cash provided by (used for) financing	(46,753)	42,800	1,405	—	(2,548)

Net increase (decrease) in cash and cash equivalents	(82,038)	4	(112)	—	(82,146)
Balance at beginning of the period	264,364	16	221	—	264,601

Balance at end of the period	$182,326	$20	$109	$—	$182,455

Notes to Consolidated Financial Statements (Continued)

18. Consolidating Guarantor and Nonguarantor Financial Information (Continued)

Boise Cascade Company, and Subsidiaries

Consolidating Statements of Cash Flows

For the Year Ended December 31, 2012

	Boise Cascade Company (Parent)	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$41,496	$84,290	$(4,411)	$(79,879)	$41,496
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(79,879)	—	—	79,879	—
Depreciation and amortization, including deferred financing costs and other	3,924	31,691	1,596	—	37,211
Pension expense	12,653	—	—	—	12,653
Other	(61)	(115)	(295)	—	(471)
Decrease (increase) in working capital, net of acquisitions	—		—	—
Receivables	772	(17,558)	(396)	(56)	(17,238)
Inventories	—	(41,699)	(129)	—	(41,828)
Prepaid expenses and other	(71)	(596)	15	—	(652)
Accounts payable and accrued liabilities	3,787	49,115	83	56	53,041
Pension contributions	(8,486)	—	—	—	(8,486)
Other	4,066	342	2	—	4,410

Net cash provided by (used for) operations	(21,799)	105,470	(3,535)	—	80,136

Cash provided by (used for) investment
Expenditures for property and equipment	(28)	(26,886)	(472)	—	(27,386)
Acquisition of businesses and facilities	—	(2,355)	—	—	(2,355)
Proceeds from sales of assets	—	246	—	—	246
Other	(4)	1	64	—	61

Net cash used for investment	(32)	(28,994)	(408)	—	(29,434)

Cash provided by (used for) financing
Issuances of long-term debt	300,000	—	—	—	300,000
Payments of long-term debt	(244,560)	—	—	—	(244,560)
Distributions to Boise Cascade Holdings, L.L.C.	(228,268)	—	—	—	(228,268)
Financing costs	(5,822)	—	—	—	(5,822)
Due to (from) affiliates	72,449	(76,461)	4,012	—	—

Net cash provided by (used for) financing	(106,201)	(76,461)	4,012	—	(178,650)

Net increase (decrease) in cash and cash equivalents	(128,032)	15	69	—	(127,948)
Balance at beginning of the period	182,326	20	109	—	182,455

Balance at end of the period	$54,294	$35	$178	$—	$54,507

Wood Resources LLC

Southeast Operations

Combined Financial Statements
as of December 31, 2011, December 30, 2012,
and June 30, 2013 (unaudited)
and for the year ended
December 30, 2012 and
for the six months ended July 1, 2012
and June 30, 2013 (unaudited)

Independent Auditor's Report

To the Board of Managers of Wood Resources LLC

        We have audited the accompanying combined financial statements of Chester Wood Products LLC and Moncure Plywood LLC (the "Southeast Operations"), which comprise the combined statements of assets and liabilities as of December 30, 2012 and December 31, 2011, and the related combined statements of income and comprehensive income and of cash flows for the year ended December 30, 2012.

Management's Responsibility for the Combined Financial Statements

        Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the preparation and fair presentation of the combined financial statements of the Southeast Operations in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Southeast Operations' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Southeast Operations at December 30, 2012 and December 31, 2011, and the results of their operations and their cash flows for the year ended December 30, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

May 9, 2013

Portland, Oregon

COMBINED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2011	December 30, 2012	June 30, 2013
			(unaudited)
Current assets:
Trade accounts receivable, net	$4,321	$5,317	$6,365
Other receivables	30	4	6
Inventories	6,898	6,292	6,941
Prepaid expenses and other current assets	270	324	304

Total current assets	11,519	11,937	13,616
Property, plant and equipment, net	8,090	9,544	10,461

Total assets	$19,609	$21,481	$24,077

Current liabilities:
Accounts payable	$4,700	$3,200	$4,693
Book overdraft	1,513	2,151	2,290
Accrued liabilities	1,331	1,449	909
Accrued compensation	1,401	1,353	1,542
Current portion of capital lease obligation	—	52	46

Total current liabilities	8,945	8,205	9,480
Long term capital lease obligation	—	28	9

Total liabilities	8,945	8,233	9,489

Commitments and contingencies (Note 8)
Parent's equity:
Paid-in capital	40,132	40,132	40,132
Due from parent	(9,729)	(22,861)	(34,322)
(Accumulated deficit) Retained earnings	(19,739)	(4,023)	8,778

Total parent's equity	10,664	13,248	14,588

Total liabilities and parent's equity	$19,609	$21,481	$24,077

Dollar amounts in thousands.
The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended December 30, 2012	Six months ended July 1, 2012	Six months ended June 30, 2013
		(unaudited)	(unaudited)
Revenues	$131,090	$65,313	$75,652

Cost of goods sold:
Materials and operations	105,477	52,757	57,462
Depreciation	3,234	1,571	1,666

Cost of goods sold	108,711	54,328	59,128

Gross profit	22,379	10,985	16,524
Direct selling, general, and administrative	4,394	2,288	2,456
Capital lease interest expense	7	1	2
Interest income	—	—	(47)
Allocated corporate overhead	2,262	947	1,312

Net income and comprehensive income	$15,716	$7,749	$12,801

Dollar amounts in thousands.
The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF CASH FLOW

	For the year ended December 30, 2012	Six months ended July 1, 2012	Six months ended June 30, 2013
		(unaudited)	(unaudited)
Operating activities:
Net income	$15,716	$7,749	$12,801
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,234	1,571	1,666
Changes in operating assets and liabilities
Increase in accounts receivable	(996)	(2,019)	(1,048)
Decrease /(Increase) in other receivables	26	26	(2)
Decrease/ (Increase) in Inventory	606	467	(649)
Decrease in prepaid expenses and other assets	(54)	32	20
(Decrease)/Increase in accounts payable and accrued liabilities	(1,382)	(841)	953
Increase in book overdraft	638	370	139
(Decrease)/Increase in accrued compensation	(48)	(201)	189

Net cash provided by operating activities	17,740	7,154	14,069

Investing activities:
Capital expenditures, net	(4,576)	(1,051)	(2,583)
Increase in amounts due from parent	(13,132)	(6,096)	(11,461)

Net cash (used in) investing activities	(17,708)	(7,147)	(14,044)

Financing activities:
Principal payments on capital lease obligations	(32)	(7)	(25)

Net cash (used in) financing activities	(32)	(7)	(25)

Change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

Dollar amounts in thousands.
The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—Background and Basis of presentation

        Wood Resources LLC ("Parent") is a leading manufacturer and producer of softwood and specialty grade hardwood plywood products whose southeast operations consists of Chester Wood Products LLC ("Chester") and Moncure Plywood LLC ("Moncure") collectively "Southeast Operations" operating in the southern United States.

        The accompanying combined financial statements present, in conformity with accounting principles generally accepted in the United States of America, the combined statements of assets and liabilities as of December 31, 2011, December 30, 2012 and June 30, 2013 and the statements of income and comprehensive income and of cash flows related to the fiscal year ended December 30, 2012 and the six months ended July 1, 2012 and June 30, 2013.

        The accompanying combined statement of assets and liabilities as of June 30, 2013 and the combined statements of income and comprehensive income and of cash flows for the six months ended July 1, 2012 and June 30, 2013 are unaudited. The unaudited interim combined financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Southeast Operations' financial position as of June 30, 2013 and results of operations and cash flows for the six months ended July 1, 2012 and June 30, 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to June 30, 2013 and these six month periods are unaudited. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the year ended December 31, 2013 or for any other interim periods or other future year.

        The accompanying combined financial statements are presented on a "carve-out basis" and include the 2012 operations of the Southeast Operations. Accordingly, Parent's equity is presented in lieu of stockholder's equity in the combined balance sheet. Parent's equity consists of Paid in capital, Due from parent, and Retained earnings (Accumulated deficit). The Due from parent is the net effect of the Southeast Operations cash receipts collected by Parent exceeding the Southeast Operations cash disbursement made by Parent. The Parent maintains certain assets and liabilities related to Southeast Operations as well as other subsidiaries, including but not limited to, cash, financing, and debt. With the exception of book overdraft, no assets or liabilities have been allocated to the Southeast Operations.

        All assets of the Parent and its subsidiaries are pledged as collateral to the Parent's senior lender and holders of subordinated debt held by the Parent's equity holders. Parent's debt as of December 30, 2012 was $3.9 million to Parent's senior lender and $63.5 million to Parent's equity holders. For the year ended December 30, 2012, the Parent incurred $0.3 million of interest expense to senior lender and $12.2 million of interest expense to debt held by Parent's equity holders. As of June 30, 2013, Parent's debt was $0.0 million to Parent's senior lender and $66.0 million to Parent's equity holders. For the six months ended June 30, 2013, the Parent incurred $0.1 million of interest expense to senior lender and $6.4 million of interest expense to debt held by Parent's equity holders.

        All significant intercompany transactions and accounts have been eliminated between Chester and Moncure.

        The combined statements of income and comprehensive income include all revenues and direct costs attributable to the Southeast Operations as well as indirect corporate overhead costs which includes the Parent's general and administrative costs. Interest expense related to debt is expensed at the Parent and has not been allocated to the Southeast Operations and is not included in these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—Background and Basis of presentation (Continued)

        All of the allocations of direct expenses and estimates in the combined financial statements are based on assumptions and methods that management of Wood Resources believes are reasonable. The Parent allocates indirect overhead costs to its subsidiaries based upon the subsidiary's percentage of capital employed and gross revenues.

        The Southeast Operations operate in one segment, as a producer and distributor of wood products.

NOTE 2—Summary of Significant Accounting Policies

Fiscal Accounting Year

        In 2012, the Southeast Operations adopted a 52/53 week fiscal year. The new fiscal year will end on the Sunday nearest December 31 of each year. For 2012, the year began on January 1, 2012 and ended on December 30, 2012. The change in fiscal accounting year has no material impact on the comparability of the combined statement of assets and liabilities.

Use of Estimates

        The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates consist primarily of the allowance for doubtful accounts, accrued expenses, contingencies, and the useful lives and valuation of long-lived assets, including machinery and equipment. The Southeast Operations bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual amounts could differ from estimates under different assumptions or conditions.

Cash and Cash Equivalents

        The Parent processes all cash receipts and disbursements for the Southeast Operations with an offsetting entry to the Parent's investment in the Southeast Operations. As a result, no cash is presented on the combined statements of assets and liabilities.

Trade Accounts Receivable

        Trade accounts receivable are stated at amounts believed by management to be net realizable value, net of estimated cash discounts based on payment terms. Credit is extended to customers based on an evaluation of credit reports, payment practices and, in most cases, financial condition. The Southeast Operations provides for doubtful accounts based upon past history and considers economic circumstances surrounding particular customers. During 2012, the Southeast Operations incurred $0.2 million of bad debt expense. For the six months ended June 30, 2013, $30 thousand of bad debt expense was incurred. The Southeast Operations writes off accounts receivable when it becomes apparent the amounts will not be collected. The allowance for doubtful accounts was $0.5 million at December 31, 2011 and $0.7 million at December 30, 2012. As of June 30, 2013, the allowance for doubtful accounts was $0.6 million. Accounts receivable are considered past due when payment has not been received within the standard payment terms.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—Summary of Significant Accounting Policies (Continued)

        On December 31, 2011, no customers exceeded 10% of the combined accounts receivable balance. On December 30, 2012, one customer accounted for 25% of the combined accounts receivable balance. On June 30, 2013, one customer accounted for 20% of the combined accounts receivable balance.

Inventories

        Inventories are recorded at the lower of average cost or market and include all costs directly associated with the production process: materials, labor and production overhead.

Property, Plant and Equipment

        Property, plant and equipment is recorded at cost, less accumulated depreciation. Leased capitalized land improvements are amortized over the term of the lease or estimated life, whichever is shorter. Improvements and replacements of assets are capitalized, while maintenance costs are expensed. Depreciation is provided at rates based on the estimated useful lives of the assets using the straight-line method as follows:

Years
Buildings	25
Land improvements	Shorter of 20 years or the remaining lease term
Machinery and equipment	7
Office furniture and fixtures	7
Computer equipment	3

Impairment of Long-Lived Assets

        Southeast Operations examines the carrying value of its long-lived assets to determine whether there are any potential impairment losses. If indicators of impairment were present for assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets carrying amount, an impairment loss would be charged to expense in the period identified. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition and Shipping and Handling Expenses

        Revenues are recognized upon shipment when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, and the customer takes title and assumes the risks and rewards of ownership. Shipping and handling revenues are included as a component of revenues and shipping and handling expenses are included in cost of goods sold. Sales of residuals or by-products are also included as a component of revenues.

Income Taxes

        No provision has been made for federal or state income taxes since the Parent's consolidated net income or loss (subject to certain limitations) is allocated directly to its members and the Southeast Operations are treated as disregarded entities.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—Summary of Significant Accounting Policies (Continued)

        Subsequent events have been evaluated through May 9, 2013, which is the date the audited financial statements were issued. Subsequent events have been evaluated through September 27, 2013, which is the date the six-month interim financial statements were issued.

NOTE 3—Inventories

        Inventories by component are as follows (dollars in thousands):

	December 31, 2011	December 30, 2012	June 30, 2013
			(unaudited)
Plywood-finished goods	$1,628	$1,157	$1,723
Logs	1,814	1,843	1,382
Veneer and work-in-process	823	427	823
Raw materials	234	184	196
Spare parts, supplies, and materials	2,399	2,681	2,817

	$6,898	$6,292	$6,941

NOTE 4—Property, Plant and Equipment

        Property, plant and equipment components are as follows (dollars in thousands):

	December 31, 2011	December 30, 2012	June 30, 2013
			(unaudited)
Land and improvements	$896	$896	$896
Buildings	2,753	2,753	2,753
Machinery and equipment	42,564	46,369	46,470
Office furniture, fixtures and computers	263	351	351
Construction in-progress	—	795	3,277

	46,476	51,164	53,747
Accumulated depreciation	38,386	41,620	43,286

	$8,090	$9,544	$10,461

NOTE 5—Leases

        During 2012, the Southeast Operations entered into capital leases for certain of its equipment. The gross amount of equipment under capital leases and the related accumulated depreciation, included as a component of property, plant and equipment, at December 30, 2012 were as follows (dollars in thousands):

Equipment	$112
Accumulated depreciation	(10)

$102

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—Leases (Continued)

        As of December 30, 2012, the minimum annual rental payments under the terms of its leases which expire at various dates through 2015 are as follows (dollars in thousands):

	Capital	Operating
Calendar years ending December 31:
2013	$55	$120
2014	24	115
2015	5	90
Thereafter	—	—

Total minimum lease payments	84	$325

Less amounts representing interest	(4)

Present value of net capital lease payments	$80

        Rent expense for the year ended December 30, 2012 was $0.4 million.

NOTE 6—Benefit Plans

        Subject to certain restrictions, bargaining unit employees may participate in a multi-employer pension plan provided and administered by the IAM AFL/CIO, for which Moncure provided a contribution. In 2012, Moncure's bargaining unit employees voted to decertify the union. As a result, Moncure has ceased making contributions. The multi-employer plan information is as follows:

Pension Fund	EIN	Pension Protection Act 2012	FIP/RP Status	Contributions in Millions of Dollars 2012	Surcharge Imposed	Expiration Date
IAM National Pension Fund	51-6031295	Green as of March 2012	None	$0.1	No	N/A

        The Parent has a 401(k) plan for non-bargaining unit employees. The Parent is not obligated to make contributions to the plan; however, the plan documents do allow the Parent to make employer contributions to the plan at its discretion. For the year ended December 30, 2012, no employer contributions were made.

NOTE 7—Related Party Transactions

Affiliated Sales/Purchases

        Southeast Operations may sell or buy goods with other subsidiaries of the Parent and certain affiliates of Atlas Holdings, a debt and equity holder of the Parent, in the normal course of business. For the year ended December 30, 2012, the Southeast Operations sold $7 thousand of product to a subsidiary of the Parent and $2.4 million of product to Atlas affiliates. During 2012, $15 thousand of product was purchased from a subsidiary of the Parent and no purchase transactions were recorded from Atlas affiliates. For the six month period ended June 30, 2013, the Southeast Operations sold $19 thousand of product to a subsidiary of the Parent and $1.1 million of product to Atlas affiliates. During the six month period no products were purchased from a subsidiary of the Parent or Atlas affiliates.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—Commitments and Contingencies

        In connection with the acquisition of the Southeast Operations in 2004, the Parent agreed to indemnify the previous owners for any damages incurred in connection with certain environmental liabilities, if any, relating to or arising from environmental conditions that occur on the acquired properties after the Parent acquired them. The terms of the indemnifications are not limited as to the maximum potential future payments under said indemnification provisions and continue in perpetuity. As of the dates of acquisition and through December 30, 2012 and through the six month ended June 30, 2013 (unaudited), there are no obligations that have arisen in association with these indemnifications.

        In the ordinary course of business, the Southeast Operations is involved in various claims and/or legal proceedings. In the opinion of management, the Southeast Operations believes it has adequate legal defenses with respect to each of these actions, and resolution of these matters is not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Southeast Operations.

Boise Cascade Company

Exchange Offer for
$50,000,000
6 3/8% Senior Notes due 2020

Prospectus

October 28, 2013

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

        This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

        The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.